BEST AVAILABLE COPY

82- SUBMISSIONS FACING SHEET

02042242

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME The Australian Gas Light Company Limited

*CURRENT ADDRESS AGL Centre
Corner Pacific Highway and Walker Street
North Sydney NSW 2060
Australia

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 01 2002
THOMSON
FINANCIAL

FILE NO. 82- 4797 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☐
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☑
DEF 14A (PROXY)	☐		

OICF/BY:

DATE : 6/20/02

The Australian Gas Light Company Limited

Reinstatement of the Rule 12g3-2(b) Exemption

Exhibit Volume I
(Exhibits 1-50)

Information and documents made public, distributed or filed by the Australian Gas Light Company (including its predecessors) with the Australian Stock Exchange ("ASX") and the Australian Securities and Investments Commission ("ASIC").	**Tab No.**	**Volume**
"Notice of Special General Meeting of Proprietors" dated June 3, 2002	1	1
"Maui redetermination process to continue"dated May 31, 2002	2	1
"AGL Corporate Conversion" dated May 23, 2002	3	1
"Media Release: Maui Gas Reserves Redetermination" dated May 17, 2002	4	1
"Prices $300m Fixed Rate Bond" dated May 14, 2002	5	1
"Media Release: Launches Domestic Bond" dated May 13, 2002	6	1
"Corporate Conversion" dated May 10, 2002	7	1
"Natural Gas Corp. Media Rel: NGC Credit Facility Terminated" dated May 3, 2002	8	1
"Form 207 Notification of share issue" dated April 26, 2002	9	1
"Appendix 3B - Relodged on New Form" dated April 24, 2002	10	1
"Appendix 3B - Dividend Reinvestment" dated April 23, 2002	11	1
"Change of Director`s Interest Notice x 7" dated April 17, 2002	12	1
"Corporate Conversion Legislation" dated April 9, 2002	13	1
"Notice re: Dingo Blue" dated April 5, 2002	14	1
"Change of Director`s Interest Notice x 7" dated April 2, 2002	15	1

Information and documents made public, distributed or filed by the Australian Gas Light Company (including its predecessors) with the Australian Stock Exchange ("ASX") and the Australian Securities and Investments Commission ("ASIC").	**Tab No.**	**Volume**
"Media Release NGC to seek Partners in Electricity Generation" dated March 21, 2002	16	1
"Investor Conference Presentation" dated March 21, 2002	17	1
"Signs PNG Gas Term Sheet Agreement for 1000 PJ of Gas" dated March 7, 2002	18	1
"Half Yearly Report/ASIC Half Yearly A/Cs & Media Release" dated March 7, 2002	19	1
"Half Year Results Presentation" dated March 7, 2002	20	1
"NGC confirms return to profitability with $16.1m H/YEarnings" dated February 21, 2002	21	1
"Media Rel. re: Natural Gas Corporation" dated February 1, 2002	22	1
"AGL power plant delivers new energy to SA market" dated January 17, 2002	23	1
"Form 207 Notification of share issue" dated January 7, 2002	24	1
"Initial Director`s Interest Notice x 8" dated January 4, 2002	25	1
"Appendix 3B-Pursuant to Share Loan Plan" dated January 2, 2002	26	1
"Section 205G Notice - Director`s Interests" dated December 24, 2001	27	1
"Form 902 Information supplementary to a form or document previously lodged" dated December 20, 2001	28	1
"Calls for Victorian Government to reconsider Pricing Decision" dated December 19, 2001	29	1

Information and documents made public, distributed or filed by the Australian Gas Light Company (including its predecessors) with the Australian Stock Exchange ("ASX") and the Australian Securities and Investments Commission ("ASIC").	**Tab No.**	**Volume**
"AGL representative withdraws from TrustPower Board" dated December 18, 2001	30	1
"NZ$850M Refinancing Completed" dated December 14, 2001	31	1
"Completion of App3B-Share Loan Plan ann 29/11/01" dated December 13, 2001	32	1
"Form 207 Notification of share issue" dated December 3, 2001	33	1
"Form 207 Notification of share issue" dated December 3, 2001	34	1
"Appendix 3B - Share Loan Plan" dated November 29, 2001	35	1
"New Chief Executive for Natural Gas Corp" dated November 28, 2001	36	1
"Section 205G Notice - Director`s Interests x7" dated November 20, 2001	37	1
"Form 207 Notification of share issue" dated November 5, 2001	38	1
"Appendix 3B - DRP" dated October 29, 2001	39	1
"Appendix 3B - Dividend Reinvestment Plan" dated October 29, 2001	40	1
"Director Resignation re: NGC" dated October 26, 2001	41	1
"Section 205G Notice - Director`s Interests x 8" dated October 22, 2001	42	1
"Chairman's Address to Shareholders" dated October 16, 2001	43	1
"MD's Address to Shareholders" dated October 16, 2001	44	1
"Results of AGM" dated October 16, 2001	45	1

Information and documents made public, distributed or filed by the Australian Gas Light Company (including its predecessors) with the Australian Stock Exchange ("ASX") and the Australian Securities and Investments Commission ("ASIC").	**Tab No.**	**Volume**
"Section 205G Notice - Director`s Interests x7" dated October 10, 2001	46	1
"ASIC Annual Audited A/cs" dated September 21, 2001	47	1
"Notice of Annual General Meeting" dated September 21, 2001	48	1
"Annual Report/Top 20" dated September 14, 2001	49	1
"Energy trading & risk management briefing" dated September 13, 2001	50	1
"Form 207 Notification of share issue" dated September 10, 2001	51	2
"Notice of Annual General Meeting" dated August 24, 2001	52	2
"Preliminary Final Report & Media Release" dated August 23, 2001	53	2
"Slide Presentation to Analysts 23.08.2001" dated August 23, 2001	54	2
"Media Release: NGC announces $301.6M Loss" dated August 20, 2001	55	2
"NGC Nth Island electricity cust sale to Genesis concluded" dated August 2, 2001	56	2
"AGL Comments on NGC`s Decision to Exit Electricity Retailing" dated July 25, 2001	57	2
"NGC Responds to MSC Report" dated July 19, 2001	58	2
"Concludes South Island Customer Sale/Restructured Financing" dated July 13, 2001	59	2
"NGC/Meridian reach agreement on customer sale" dated June 29, 2001	60	2

Information and documents made public, distributed or filed by the Australian Gas Light Company (including its predecessors) with the Australian Stock Exchange ("ASX") and the Australian Securities and Investments Commission ("ASIC").	**Tab No.**	**Volume**
"Profit announcement regarding New Zealand interests" dated June 22, 2001	61	2
"NGC receives Short-term Funding Support - Majority shareholder" dated June 22, 2001	62	2
"Trading Halt" dated June 21, 2001	63	2
"Company`s request for Trading Halt" dated June 21, 2001	64	2
"Sale of Hutt Valley Gas Network in NZ" dated June 21, 2001	65	2
"Statement to NZSE re Natural Gas Corporation - prices" dated June 20, 2001	66	2
"Media Release from Natural Gas Corp NZ on price rises" dated June 15, 2001	67	2
"Natural Gas Corporation Statement to NZSE re Profit for Y/E" dated June 8, 2001	68	2
The Australian Gas Light Company Annual Report 2001	69	2
The Australian Gas Light Company Full Financial Report 2001	70	2
The Australian Gas Light Company Annual Report 2000	71	2
The Australian Gas Light Company Full Financial Report 2000	72	2

AGL

Fax Cover Sheet

TO:	The Australian Stock Exchange	**FROM:**	The Company Secretary's Office
PHONE:		**PHONE:**	(02) 9922 8680
FAX:	1300 300 021	**FAX:**	(02) 9957 3671
CC:			
DATE:	June 3, 2002	**NUMBER OF PAGES:** (INCLUDING THIS SHEET)	17

Caution!

MESSAGE:

Re: ***Notice of Special General Meeting of Proprietors***

Attached hereto copy of Notice of Special General Meeting of Proprietors. Copies were forwarded to Proprietors yesterday.

NOTICE OF SPECIAL GENERAL MEETING OF PROPRIETORS

Notice is hereby given that a Special General Meeting of the Company will be held at the Wesley Conference Centre, 220 Pitt Street, Sydney, on Wednesday 3 July 2002 at 11.30am.

BUSINESS

To approve the conversion of AGL into a body corporate (including the adoption of a new constitution) and its registration under the *Corporations Act 2001*:

To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

'That, subject to the Company having first notified the New South Wales Minister for Energy that the conditions set out in the Schedule to this Notice of Meeting (**Conditions**) have been satisfied:

(a) the Company be constituted as a body corporate under the *AGL Corporate Conversion Act 2002* (NSW);

(b) the clauses contained in the document titled 'Constitution of The Australian Gas Light Company' tabled at the meeting and initialled by the Chairman of the meeting for the purpose of identification be approved as the Constitution of the Company on the conversion of the Company into a body corporate under the *AGL Corporate Conversion Act 2002* (NSW); and

(c) after conversion of the Company into a body corporate under the *AGL Corporate Conversion Act 2002* (NSW), the Company be registered as a public company limited by shares under the *Corporations Act 2001*.'

Head Office
AGL Centre
Cnr Pacific Highway & Walker Street
North Sydney NSW 2060

By Order of the Board

L J Fisk, Secretary
31 May 2002

SCHEDULE

Conditions

1. That the Australian States and Territories agree, in accordance with the provisions of the *A New Tax System (Commonwealth-State Financial Arrangements) Act 1999*, to legislation of the Commonwealth substantially in accordance with the press release dated 23 May 2002 issued by the Minister for Revenue and Assistant Treasurer.

2. That the *Income Tax Act 1994* (New Zealand) is amended to include a new section OD 5B in accordance with the recommended amendment to the *Taxation (Relief, Refunds and Miscellaneous Provisions) Bill 2001* reported by the Finance and Expenditure Committee to the New Zealand Parliament on 28 May 2002.

3. That the Company receives in relation to Victoria, South Australia and Western Australia either:

   (a) confirmation from the revenue authority in, or the Government of, that State to the effect that:

      (i) the revenue authority or Government has given in principle approval for relief from stamp duty (or similar duty) which may arise as a result of the corporate conversion; or

      (ii) the revenue authority or Government has formed an opinion or opinions as to the circumstances of the Company or its subsidiaries,

   which have the result that no liability for stamp duty (or similar duty) will arise in that State as a result of the corporate conversion; or

   (b) advice that the aggregate liability of the Company for stamp duty (or similar duty) in those States not covered by a confirmation under paragraph (a) arising from the corporate conversion is not material having regard to the annual operating results of the Company.

4. That regulations are made under the *Corporations Act 2001* to facilitate the corporate conversion of the Company.

EXPLANATORY NOTES

On 2 April 2001, AGL and the NSW Government jointly announced the intention to convert AGL into a company governed fully by the *Corporations Law* (now called the *Corporations Act 2001*), and in the process remove the 5% limitation on holding shares in AGL and the scaled voting regime which currently applies to AGL shareholdings. As part of the conversion, AGL's constituent documents, which are predominantly made up of a number of NSW statutes dating from 1837, are to be replaced with a modern corporate constitution.

The NSW Parliament has enacted the *AGL Corporate Conversion Act 2002* (**NSW Act**). That legislation enables the conversion of AGL and is the essential first step towards establishing a modern constitution for AGL, putting it on a common footing with other Australian public companies. Supporting legislation of the Commonwealth and New Zealand Parliaments is also required to ensure that the conversion does not result in any adverse consequences for AGL, its Proprietors and other persons. The Commonwealth Government has announced that it will introduce such legislation. AGL has been informed that proposed legislation was tabled in the New Zealand Parliament on 28 May 2002, but has not yet passed all stages. For more information about the things that must happen before conversion see the section headed 'Why are there conditions?' beginning on page 8 of these explanatory notes.

AGL expects that the conversion may be implemented as early as August 2002.

Why change?

AGL's current governance arrangements were developed at a time when AGL was a monopoly NSW gas supplier, with few other business interests. Now, AGL has business interests in all mainland states and territories, as well as in New Zealand and Chile. AGL's business encompasses virtually all steps in the value chain for energy distribution and retailing to customers. Regulation of the major energy industries in which AGL participates has also moved to become broader and more industry based, focussing on licensing regulation that applies across the board to all energy industry participants, not just to AGL.

AGL initially approached the NSW Government with a submission that the shareholding limitations and scaled voting which currently applies to shareholdings in AGL should be removed, for the following reasons:

- the market in which AGL operates has changed and AGL now competes, in its gas activities, with a number of electricity distribution and retail entities. Maintenance of the additional restrictions on AGL, which are not imposed on its competitors, means that AGL does not operate on the same regulatory footing as other participants in the energy industry;
- legislated shareholding limitations are considered by many observers (including the Australian Competition and Consumer Commission) to create an impediment to competition;
- the original consumer protection basis for the limitations is no longer relevant as appropriate and adequate protections are now contained in industry wide regulation such as the *Gas Supply Act 1996* (NSW);
- AGL's business has expanded beyond NSW gas related activities and the restrictions are not appropriate in this context;
- shareholding limitations are now uncommon and there is no policy reason for the limitation to continue to apply;
- the shareholding limitation may act as a constraint on AGL's ability to raise capital and AGL's future potential funding options are limited as no shareholder may hold more than 5% of the shares in AGL without the consent of the NSW Minister for Energy; and
- scaled voting rights are anachronistic and are contrary to the 'one share, one vote' principle which operates as the standard throughout Australia. Further, they are no longer necessary to protect the specific interests of the small shareholder, particularly given the mechanisms in the *Corporations Act 2001* designed to protect minority shareholders.

When agreeing to abolish the 5% shareholding restriction and scaled voting rights, the NSW Government further agreed that it would be appropriate for AGL, at the same time, to be converted to a company regulated under the *Corporations Act 2001*. Conversion will have the added advantage that AGL's

constitution is modernised. Modernisation of the rules under which AGL is governed should simplify the day to day administration of AGL's operations and business.

Given the significant changes in strategic direction which have been announced by AGL in the past few years, as well as the developments in Australian and international energy markets and in modern corporate governance practices, the Directors believe that the proposed removal of AGL's shareholding limitation and scaled voting mechanism, as well as undertaking the corporate conversion process, are in the best interests of AGL and its Proprietors, subject to satisfaction of the Conditions set out in the Schedule to the Notice of Meeting. More detailed information on the Conditions is contained in the section headed 'Why are there Conditions?' beginning on page 8 of these explanatory notes.

Are there reasons not to change?

The Directors are not aware of any convincing reasons not to proceed with the conversion, other than those that are described in the section 'What are the risks?' beginning on page 9 of these explanatory notes. Some potential issues that could be raised are that:

Weakening of Government Control

Some persons may suggest that the corporate conversion represents a weakening of the NSW Government's ability to ensure that a private owner of gas supply infrastructure is subject to appropriate consumer and environmental protection regulation.

Directors' Response

The removal of the shareholding limitation places AGL on equal footing with other participants in the energy market. The conversion does not alter the regulatory framework of the energy sector or the consumer or environmental regulations affecting AGL or other participants in the energy sector. In particular, the AGL group will, within NSW, remain subject to the consumer and environmental protection regulation currently applicable in NSW. Any changes in that regulation will affect AGL in common with its competitors in NSW.

Privatisation of NSW Assets

Some persons may be ideologically opposed to energy utilities being owned by private citizens. They may see conversion as a further step in the separation of AGL from public ownership.

Directors' Response

AGL is presently, and has been since its formation in 1837, privately owned. Accordingly, the corporate conversion is not a step in the privatisation of NSW assets because AGL is and always has been fully privatised.

Potential for AGL to be Taken Over

After the removal of the shareholding limitation, a person will, subject to the takeover and other provisions of the *Corporations Act 2001*, be able to acquire more than 5% of AGL's shares without the approval of the NSW Minister for Energy. Accordingly, it will be easier for a person, including a foreign person or company, to make a successful takeover bid for the shares in AGL.

Directors' Response

The removal of the shareholding limitation places AGL on equal footing with most other Australian companies and the provisions of the *Corporations Act 2001* will apply in relation to takeover bids and acquisitions of substantial holdings. Further (broadly speaking) any proposed acquisition by a foreign person of an interest in more than 15% of the shares in AGL will be regulated by the Commonwealth Government under the *Foreign Acquisitions and Takeovers Act* and the Commonwealth Government's foreign investment policy. In addition, any potential

takeover of AGL will also be subject to review by the Australian Competition and Consumer Commission when considering whether to authorise the takeover having regard to whether the takeover will substantially lessen competition in any relevant market.

It will be up to Proprietors, if a takeover bid is made, whether they accept any such bid after taking into account the consideration offered by the bidder (though in some cases a successful bidder may be able to compulsorily acquire minority shareholdings). In any event, the Directors will not recommend to Proprietors any takeover bid which they consider does not properly reflect the value of AGL.

Effect of Conversion on Price of Gas and Electricity

Some persons may suggest that the removal of the 5% shareholding limitation will result in greater concentration of ownership in the gas and electricity industries and thus an increased ability to demand higher prices. Another argument might be that AGL may be tempted to lift its prices in order to support a higher share price.

Directors' Response

There is no reason to believe that the corporate conversion will have any particular effect on the price of products (including gas) supplied by AGL. To the extent that a potential takeover of AGL could increase the concentration of ownership in the gas or electricity industry, that is a matter to be considered by the Australian Competition and Consumer Commission when considering whether to authorise the takeover having regard to whether the takeover will substantially lessen competition in a market. It is also relevant to note that the legislative controls on the prices that may be charged for gas and electricity will continue unaffected by the corporate conversion.

To the extent that it is claimed AGL may be tempted to lift its prices in order to support a higher share price, it should be noted that AGL is already listed on the market operated by the Australian Stock Exchange Limited (**ASX**). Thus it is already subject to these pressures. There is no reason to believe that the corporate conversion will affect the behaviour of AGL in this regard.

Cost of the corporate conversion

Some persons may be concerned that the potential costs to which the Company may be exposed in effecting the corporate conversion may outweigh the benefit of proceeding with the transaction.

Directors' Response

The Directors have formed the view that the largest potential costs to which the Company may be exposed in effecting the corporate conversion are stamp duty costs. AGL has applied to the revenue authorities in the Australian Capital Territory, Queensland, Victoria, South Australia and Western Australia for discretionary relief from substantial stamp duty liability which might otherwise arise in connection with the conversion. AGL has received notification of in principle approval for relief from the Australian Capital Territory Department of Treasury. While significant progress has been made, as at the time of printing of these explanatory notes, the outcome of the applications to the revenue authorities in Queensland, Victoria, South Australia and Western Australia is not yet finalised. While the Directors expect mostly positive responses, exemptions from obligations to pay duty may not be granted by all relevant State and Territory governments and AGL may have to bear some residual duty liability in order for the conversion to proceed. The Conditions to which the resolution is subject have the effect that the corporate conversion process will not proceed if the stamp duty liability to which the Company will be exposed is material having regard to the annual operating results of the Company. An amount may be material if it exceeds 5% of the Company's profit after tax.

The other major potential cost identified by the Directors would be Commonwealth taxation liabilities. The Directors expect that no actual costs will arise from Commonwealth laws

relating to taxation because of the Commonwealth legislation described in the section headed 'Why are there conditions?' beginning on page 8 of these explanatory notes.

The Directors have formed the view that those expected costs of conversion do not outweigh the benefits outlined above.

What approval is required?

The NSW Act provides for the conversion of AGL in two steps:

(a) firstly, AGL will be constituted as a body corporate; and

(b) secondly, the incorporated AGL will become registered under the *Corporations Act 2001*.

Under the NSW Act, both of these steps require the approval of the Proprietors of AGL. Additionally, before AGL can be converted into a body corporate, AGL's Proprietors must approve a constitution that will apply to AGL from the time it is converted to a body corporate.

In order for the resolution to be passed, at least 50% of the votes cast by the Proprietors of AGL must be in favour of the resolution.

However, even if Proprietors approve the resolution, the conversion will not proceed until the Conditions set out in the Schedule to the Notice of Meeting are satisfied.

What will change?

As a result of the conversion there will be some changes, as follows:

Removal of AGL's 5% shareholding limitation

Currently, the *Gas Industry Restructuring Act 1986* states that a person cannot be entitled to more than 5% of AGL's shares on issue, without the consent of the NSW Minister for Energy. The NSW Act will remove the shareholding restriction once AGL is converted into a body corporate.

After the removal of the shareholding limitation, a person will be able to acquire more than 5% of AGL's shares. Of course, that person must still comply with the *Corporations Act 2001*, including obligations regarding the provision of certain details of substantial shareholdings and the regulation of takeovers.

Removal of scaled voting regime

The *Gas Industry Restructuring Act 1986* also sets out AGL's current scaled voting regime under which Proprietors have one vote for every:

- 5 shares or part thereof of which the Proprietor is the registered holder up to 100 shares;
- 10 shares or part thereof beyond the first 100 shares up to 200 shares; and
- 25 shares or part thereof beyond the first 200 shares up to one quarter of the total shares issued by AGL.

The NSW Act provides for the removal of the scaled voting regime and replaces it with a 'one share, one vote' regime.

AGL will have a new constitution

Proprietors are being asked to approve a new constitution for AGL which will apply from the time that AGL becomes a body corporate. The proposed new Constitution contains similar general rights and protections for AGL's Proprietors as currently exist, but in a more conventional form which conforms with the requirements of the *Corporations Act 2001*. A summary of the key provisions of the proposed

new Constitution of AGL is set out in Appendix A. A full copy of the proposed new Constitution can be viewed on AGL's website at www.agl.com.au and is available, free of charge, from AGL's share registry on (02) 9922 8259.

Under the new Constitution, AGL's Proprietors will be referred to as 'shareholders' and will have largely the same rights that they currently have as Proprietors in AGL.

Proportional takeover approval mechanism

The new Constitution will contain provisions relating to shareholder approval of proportional takeover bids. A 'proportional takeover bid' is a takeover bid for only a proportion of the shares in AGL. Information relating to the proposed provisions is set out in Appendix B.

There will be new proxy arrangements

Currently a Proprietor can only appoint another Proprietor as his or her proxy. The form of proxy is specified in the 1837 Act. After the conversion and under the new Constitution, a proxy will not need to be a shareholder of AGL and the form of proxy will be an updated form approved by the Directors which complies with the *Corporations Act 2001* and the ASX Listing Rules. The form of proxy will not need to be witnessed as is currently the case.

Dividends

Currently, final dividends are declared by the Company in general meeting, but no larger dividend may be declared than is recommended by the Directors. Under the new Constitution, the Directors alone will declare dividends or determine that a dividend is payable. As final dividends will not need to be declared by the general meeting, shareholders are likely to receive their final dividends earlier than is currently the case as they will be able to be paid once the outcome of the Company's performance is known and before the general meeting is held.

AGL will hold its assets directly

The assets of AGL are currently vested in the Secretary of AGL for the time being. From the time that AGL becomes a body corporate, AGL will hold its assets in its own name.

AGL will become registered under the *Corporations Act 2001*

Following conversion of AGL to a body corporate, AGL will become registered as a public company limited by shares under Part 5B.1 of the *Corporations Act 2001*. Accordingly, except for some transitional matters, AGL will be governed by the *Corporations Act 2001*, rather than partly by the *Corporations Act 2001* and partly by NSW legislation. This means that AGL will be regulated in the same way as most other companies incorporated in Australia.

What remains the same?

The purpose of the NSW Act is to preserve (to the maximum extent possible) the continuity of AGL, its business and its relationships with its employees, Proprietors and other persons. In particular, after the conversion:

- AGL will retain the name 'The Australian Gas Light Company';
- Proprietors will hold the same number of ordinary shares in incorporated AGL as they hold in AGL immediately before the conversion, and the shares they hold in incorporated AGL will be taken to have been acquired at the same time as Proprietors acquired their shares in AGL;
- AGL's shares will continue to be listed on the market operated by ASX;

- AGL will be governed by the same Board of Directors that currently governs AGL and AGL will have the same management and employees after the conversion;
- AGL Proprietors (to be called 'shareholders') will vote on the appointment of AGL Directors;
- AGL will have the same management structure and its financial statements will be prepared on the same basis as presently applies; and
- AGL's contracts with customers and suppliers will remain in place and will be enforceable by incorporated AGL.

Why are there conditions?

The joint media release of AGL and the NSW Government dated 2 April 2001 makes clear that the implementation process for the conversion is designed to:

- avoid adverse or unforseen consequences for AGL, its customers and shareholders and the NSW Government; and

- minimise costs or inconvenience to AGL or its shareholders, customers, suppliers and employees.

AGL has been liaising with the Commonwealth, State and Territory and New Zealand Governments, as well as with ASX and the Australian Securities and Investments Commission (ASIC), to reduce the possibility that the conversion will result in any adverse or unforseen consequences for AGL, its Proprietors or any other person.

To avoid delay in the implementation of the conversion, the Directors are seeking the approval of Proprietors to the conversion before all of these discussions are finalised. Accordingly, even if Proprietors approve the resolution, the resolution will not be acted upon by the Directors, and the conversion will not take place, until the Conditions set out in the Schedule to the Notice of Meeting are satisfied. The Conditions are designed to ensure that outstanding issues are resolved in ways which minimise or eliminate any adverse or unforseen consequences of the conversion.

Commonwealth tax legislation

The Commonwealth Government has confirmed its intention to introduce legislation (**Commonwealth legislation**) so that there will be no material adverse tax consequences arising from the conversion for AGL, its shareholders or any other person. The Commonwealth Minister for Revenue and Assistant Treasurer has made a public announcement to this effect in a press release dated 23 May 2002. AGL has obtained in principle support for such legislation from the Commonwealth Opposition. Among other things, the Commonwealth legislation will ensure that, for Commonwealth income tax purposes, after conversion Proprietors will be taken to have acquired their shares in AGL at the same time, and for the same value, as they acquired shares in AGL before conversion. The Commonwealth legislation is to take effect from the time of AGL's conversion to a body corporate.

The Directors intend to implement the conversion before the Commonwealth legislation is passed. Accordingly, there is no Condition that deals with the Commonwealth legislation. In this regard, see the section 'What are the risks?' beginning on page 9 of these explanatory notes.

Consultation on GST matters

Because the Commonwealth legislation may affect the application of laws relating to the imposition of GST, the legislation must be agreed to by the Australian States and Territories in accordance with the provisions of the *A New Tax System (Commonwealth-State Financial Arrangements) Act 1999*. This agreement has been requested by the Commonwealth Government but has not yet been obtained. Even if Proprietors pass the resolution, the conversion will not occur until the agreement of the State and Territory governments is obtained.

New Zealand tax legislation

Similarly, New Zealand legislation is required to ensure that there are no adverse consequences of the conversion under New Zealand taxation laws. Without the benefit of legislation, the conversion would have the effect that franking credits and accumulated losses would be lost by New Zealand companies in which the AGL group has a substantial interest. AGL has been informed that proposed legislation was tabled in the New Zealand Parliament on 28 May 2002, but has not yet passed all stages. The proposed legislation takes the form of a new section OD 5B of the *Income Tax Act 1994* (New Zealand). The effect of the new section is to provide shareholder continuity for AGL Proprietors throughout the corporate conversion. It is expected that the legislation will come into force by July 2002.

Even if Proprietors pass the resolution, the conversion cannot occur until the New Zealand legislation is passed and receives Royal assent.

Other non-legislative outcomes required

The NSW Act contains an exemption from NSW taxes, including stamp duty, for matters connected with the corporate conversion of AGL. As described in the section headed 'Why change?' beginning on page 3 above, AGL has applied to the revenue authorities in the Australian Capital Territory, Queensland, Victoria, South Australia and Western Australia for discretionary relief from substantial stamp duty liability which might otherwise arise in connection with the conversion. As at the time of printing these explanatory notes, the outcome of each of those applications, other than to the Australian Capital Territory revenue authority, is not yet known. While the Directors expect mostly positive responses, exemptions from obligations to pay duty may not be granted by all relevant State and Territory governments and AGL may have to bear some residual duty liability in order for the conversion to proceed. The conversion will not proceed if there is a material residual liability for stamp duty.

Regulations under the Corporations Act 2001

Regulations under the *Corporations Act 2001* are also required to deal with some transitional matters associated with the conversion. For instance, the regulations will enable existing AGL to apply for registration under the *Corporations Act 2001* before it is corporatised, reduce the information required to be lodged in relation to such an application and confirm the efficacy of resolutions already passed by AGL for the purposes of the ASX Listing Rules and the *Corporations Act 2001*. At this stage it is expected that the Commonwealth Government will make those regulations before the end of July 2002.

Even if Proprietors pass the resolution, the conversion will not occur until those regulations are made.

What are the risks?

Because the matters discussed above have not yet been satisfactorily resolved, some potential significant adverse consequences for AGL, its subsidiaries, Proprietors and customers (in particular potential significant adverse tax consequences) have not yet been eliminated.

The Conditions set out in the Schedule to the Notice of Meeting are designed to minimise or eliminate any adverse or unforseen consequences of the conversion. However, there is still a risk that the Commonwealth legislation will not be passed, or that such legislation will not be passed in a suitable form or a timely manner. If the Commonwealth legislation is not passed, it is possible that (among other tax consequences), as a result of the conversion, AGL will be taken to have disposed of all its assets and reacquired them after conversion (potentially giving rise to significant capital gains tax consequences for AGL), Proprietors will be taken to have disposed of their shares in AGL and acquired shares in AGL after conversion (potentially giving rise to significant capital gains tax consequences for Proprietors), AGL will forfeit the balance of franking credits in its franking account and the benefit of accumulated losses may be lost to AGL and its subsidiaries and other related entities. Goods and Services Tax (GST) consequences may also flow from the conversion, if the Commonwealth legislation is not passed. These

may include AGL being treated as providing a supply of all its assets and undertaking to AGL after it is constituted as a body corporate (potentially resulting in some GST being payable), transitional relief applicable to AGL for long term contracts being foregone and the ability of the AGL group to operate as a group for GST purposes being impaired.

Despite these concerns, in the Directors' opinion, it is reasonable for AGL and its Proprietors to proceed on the basis of the assurances received from the Commonwealth Government. The alternative would be to delay indefinitely until after the Commonwealth legislation has been passed and is in force which could take a number of years.

Can the resolution be challenged?

In order to ensure that the conversion process can proceed reasonably promptly after approval by Proprietors and cannot be reversed once implemented, the NSW Act contains provisions which restrict the ability of Proprietors to challenge a resolution of Proprietors approving conversion. In particular, objections can only be made to procedural irregularities if the irregularities have caused or may cause substantial injustice. The NSW Act requires that an application for an invalidity order must be made to the Supreme Court by at least 200 Proprietors acting together within one month of the date of the resolution.

Proprietors should be aware that no objection to the validity of the resolution will be possible under the NSW Act after that time, and that if the procedure for obtaining an invalidity order under the NSW Act is not followed, then it is unlikely that any further challenge to the validity of the resolution could be made.

NOTE:

(a) For the purpose of the Meeting, the Directors have determined that shares will be taken to be held by persons registered as Proprietors as at 7.00pm on Monday 1 July 2002.

(b) A Proprietor who is entitled to attend and cast two or more votes at the Meeting may appoint two proxies who are Proprietors. If the Proprietor appoints two proxies and the appointment does not specify the proportion or number of the Proprietor's votes, each proxy may exercise half of the votes.

APENDIX A

Summary of the Key Provisions of the Proposed Constitution of AGL

Please note that the following is a summary only. A complete copy of the proposed new Constitution may be viewed at AGL's website on www.agl.com.au and is available, free of charge, from AGL's share registry by telephoning (02) 9922 8259.

Provisions which are materially different from AGL's current constituent documents are boxed.

Issue of Shares

Subject to the Constitution, the *Corporations Act 2001* and the ASX Listing Rules, the Directors of AGL may issue and allot, or otherwise dispose of shares in the capital of AGL (**Shares**) or grant options over unissued Shares, on terms and at a price determined by the Directors. The Directors may issue or allot Shares to shareholders, whether or not in proportion to their existing shareholdings, or to such other persons as the Directors may determine.

The new Constitution contains provisions allowing the Directors to issue preference shares which have restricted rights to vote, priority of payment on winding up and otherwise on terms which the Directors determine, including shares which are liable to be redeemed, which are convertible to ordinary shares, or which carry preferential rights as to dividends (which may be cumulative). These provisions will give the AGL Board greater flexibility in its capital management should a future need arise to issue different classes of shares if the Directors consider it appropriate to do so in future at any time without the need for further consideration by shareholders.

Share Certificates

Subject to the ASX Listing Rules, the Board is not required to issue share certificates.

Small Parcels

Consistent with the ASX Listing Rules, the new Constitution contains an optional procedure allowing AGL to give notice to shareholders who hold 'small parcels' of Shares. The notice sets out AGL's intention to sell those Shares on behalf of the shareholder and distribute the net proceeds to the shareholder. The Directors have the discretion to specify the amount of Shares which will be considered to be a 'small parcel' subject to limits in the ASX Listing Rules. Currently, the parcel must be worth less than $500. The notice must set a period of at least six weeks within which the shareholder can notify AGL that he or she wishes to retain the Shares. AGL will not sell the Shares of those shareholders who send a notification.

The Directors do not expect to use this procedure often and would only do so when they believe that there is a significant number of inactive small holdings.

Transfer of Shares

Shares in AGL may be transferred by shareholders without restriction, subject to the absolute discretion of the Directors to refuse to register any transfer of Shares or other securities where permitted by the ASX Listing Rules. Where the Directors have refused to register a transfer of Shares, AGL must, within five business days after the date of lodgement, give to the lodging person written notice of the refusal and the reasons for it.

Proportional Takeover Approval Provisions

Appendix B of the explanatory notes to the Notice of Meeting contains information relating to these provisions.

General Meeting

One Director (or such other number as is specified by the *Corporations Act 2001*) may convene a general meeting at any time. The Directors must convene annual general meetings in accordance with the *Corporations Act 2001*. General meetings may also be requisitioned or convened by shareholders under the *Corporations Act 2001*.

Under AGL's current constituent documents, Proprietors who together hold 10% of the Shares in AGL can requisition a meeting of Proprietors. After conversion to a body corporate, shareholders with at least 5% of the vote, or 100 shareholders, can requisition a meeting.

Notice of general meetings must be given to every shareholder. Twenty-eight days written notice is required for any general meeting. A notice convening a general meeting must state (among other things) the general nature of the business to be transacted at the meeting.

The business of an annual general meeting may include:

(a) consideration of the annual financial report, Directors' report and auditor's report;

(b) election of Directors;

(c) appointment and fixing the auditor's remuneration; and

(d) any other business under the Constitution or *Corporations Act 2001* which is required to be, or may be transacted at an annual general meeting.

At any general meeting, a quorum of shareholders is fifteen shareholders present in person or by proxy entitled to vote and together holding not fewer than 50,000 Shares. In some circumstances, a lower quorum may apply to an adjourned meeting. Under AGL's current constituent documents, seven Proprietors together holding not fewer than 100 Shares will constitute a quorum at a general meeting.

Chairman

The Chairman of AGL or, in his or her absence, the Deputy Chairman of AGL, appointed by the Directors is entitled to be the chairman of all general meetings.

Conduct of and Admission to General Meetings

Under the new Constitution, the general conduct and the procedures of each general meeting will be determined by the Chairman of that meeting. Further, the Chairman may refuse a person admission to the general meeting if the person refuses to permit examination of any article in the person's possession or the person is in possession of certain articles or causes any disruption to the meeting. There is no equivalent provision in the current constituent documents and, currently, matters of procedure are determined by resolution of the meeting.

Voting

Generally, on a show of hands, every shareholder has one vote. On a poll, every shareholder has:

(a) one vote for each fully paid Share; and

(b) for each partly paid Share, a fraction of a vote equivalent to the proportion which the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) on the Share. Amounts paid in advance of calls are not taken into account.

If two or more joint shareholders purport to vote, only the vote of the joint shareholder whose name appears first in AGL's register will be accepted.
Shareholders may appoint a proxy to attend and vote at general meetings on their behalf.

Demanding a Poll

Under AGL's current constituent documents, a poll can be demanded by the Chairman, or by at least five Proprietors present and entitled to vote at the meeting who hold or represent by proxy at least 120,000 Shares. Under the new Constitution a poll can be demanded by the Chairman, or by at least five shareholders entitled to vote, or by a shareholder or shareholders with at least 5% of the vote.

Proxies

Under AGL's current constituent documents, a Proprietor can only appoint another Proprietor as his or her proxy. The form of proxy is specified in the 1837 Act. After the conversion, under the new Constitution, a proxy will not need to be a shareholder of AGL and the form of proxy will be an updated form approved by the Directors which complies with the *Corporations Act 2001* and the ASX Listing Rules. The form of proxy will not need to be witnessed as is currently the case.

Number of Directors

The business of AGL is to be managed under the direction of the Board. The Directors of AGL immediately before the Constitution becomes effective will remain Directors and hold office subject to the Constitution.

AGL's current constituent documents limit the maximum number of Directors to nine. Under the new Constitution, until shareholders determine otherwise, the number of Directors must not be less than three or more than ten. Until the Directors determine otherwise, there will be eight Directors.

Nomination of Directors

Under AGL's current constituent documents, nominations to the position of Director (other than Directors standing for re-election) must be received at least 30 business days before the date of the meeting. Under the new Constitution and the ASX Listing Rules, the time limit is 35 business days before the general meeting.

Directors' Share Qualification

Under AGL's current constituent documents, to be eligible for election as a Director, a person must hold 2000 Shares in their own right at the time of their appointment as a Director. Under the new Constitution, to be eligible to hold the office of Director, a person must hold at least 2000 Shares in their own name from the time they are nominated to the office of Director until they are elected or appointed as Director, and must continue to hold that Share qualification so long as they continue to hold that office.

Delegation by Directors

The Directors may confer on the Chief Executive Officer or an Executive Director (which includes the Managing Director) or a committee or committees (including at least one Director), any powers exercisable by the Directors.

Retirement and Removal of Directors

At each annual general meeting, one-third of the Directors other than the Managing Director must retire from office. The Directors to retire by rotation are those who have been longest in office since their last election or appointment. All Directors other than the Managing Director must retire from office at the close of the third AGM following the Director's last election, and are eligible for re-election at that meeting. A person standing for election as a Director (other than a retiring Director who is standing for re-election) must be nominated as a candidate by a shareholder of AGL and that person's nomination form must be delivered to AGL's registered office by the nominating shareholder not less than 35 business days before the relevant meeting.

Shareholders may, subject to the *Corporations Act 2001*, remove any Director before the end of the Director's term of office, by resolution passed in general meeting, and if the outgoing Director is a non-executive Director, may elect another person to replace the Director.

Remuneration of Directors

Subject to the ASX Listing Rules, the Directors as a whole (other than executive Directors) may be paid a fixed amount of no more than the total maximum amount determined by the shareholders in general meeting. Presently, that amount is $900,000. Non-executive Directors may not be paid a commission on, or a percentage of, profits or operating revenue.

The Board may fix the remuneration of an executive Director. The remuneration may be by way of any or all of salary, commission or participation in profits but may not be by commission on, or a percentage of, operating revenue.

The Board may determine what retirement benefits a Director will be paid, subject to the approval of shareholders if required by the *Corporations Act 2001*.

Directors' Meetings and Written Resolutions

Under AGL's current constituent documents, the quorum for Directors' meetings is three Directors. Under the new Constitution, unless the Directors fix a different number, the quorum for Directors' meetings will be three Directors a majority of whom must be non-executive Directors. Additionally, the quorum for consideration of a matter in which one or more Directors have a material personal interest is two Directors entitled to vote on any motion in relation to the matter.

Under AGL's current constituent documents, any one or more Directors can call a Directors' meeting. Under the new Constitution the Chairman, Deputy Chairman or any two Directors can call a meeting of Directors.

Under the new Constitution, Directors will be able to pass resolutions without holding a meeting where the majority of the Directors who are eligible to vote on a resolution have signed a document containing a statement that they are in favour of a resolution set out in the document.

Directors' Interests

Under the new Constitution, a Director will not be disqualified or required to account for profits because of the Director's interest in a contract or arrangement which was entered into by or on behalf of the Company. The Director is not disqualified, merely because of being a Director, from contracting with the Company in any respect.

Dividends

The Directors may declare a dividend or determine that a dividend is payable and fix the amount, the time for and method of payment. Except for any Shares with special dividend rights, all fully paid Shares on which any dividend is declared or paid are entitled to participate in the dividend equally, and partly paid Shares are entitled to participate fractionally.

The Directors may deduct from any dividend payable to a shareholder any amount that shareholder owes to AGL on account of calls or otherwise in relation to the Shares.

Consistent with the *Corporations Act 2001*, under the new Constitution, Directors may resolve that a dividend will be paid by transfer or distribution of specific assets.

Inspection of Records

Currently, AGL's constituent documents allow the Company in general meeting to call for and examine any of the accounts of AGL. After conversion, shareholders (other than Directors) will not have the right to inspect any financial records or other documents of the Company unless authorised by the Directors. However, under section 247A of the *Corporations Act 2001*, a shareholder may apply to the Court for an order authorising the shareholder or another person to inspect the books of the Company.

Winding up

If the Company is wound up, all fully paid Shares are entitled to share equally in any surplus, subject to any preferential class rights. The liquidator may, with the sanction of a special resolution of the Company, distribute AGL's assets (in kind) among the shareholders and, for that purpose, determine how he or she will carry out the division between different classes of shareholders (but the liquidator may not require a shareholder to accept any securities in respect of which there is any liability).

Indemnity

To the extent permitted by law and subject to restrictions in the *Corporations Act 2001*, AGL indemnifies certain past and present officers of AGL against:

- any liabilities (other than for legal costs); and
- reasonable legal costs incurred in defending an action for liability incurred by them as an officer of AGL.

In respect of the indemnity for liabilities other than for legal costs, the *Corporations Act 2001* prevents the indemnity extending to a liability owed to AGL or a related body corporate, or which does not arise out of conduct in good faith.

In respect of the indemnity for liabilities for legal costs, the *Corporations Act 2001* prevents the indemnity extending to legal costs incurred in connection with proceedings:

- in which the officer is found liable to AGL or a related body corporate;
- in which the officer is found liable in relation to conduct which arises out of a lack of good faith;
- in which the officer is found guilty of a criminal offence;
- successfully brought by ASIC or a liquidator for a court order; and
- unsuccessfully brought by the officer for relief under the *Corporations Act 2001*.

Amendments to the Constitution

Under AGL's current constituent documents, a resolution or by-law of Proprietors which alters the operation of the provisions of AGL's constituent Acts may be passed by an ordinary resolution (50%) of Proprietors. Once the new Constitution is adopted amendments to the Constitution will require a special resolution (75%) of shareholders under the *Corporations Act 2001*.

APENDIX B

Information on Proportional Takeover Approval Mechanism Provisions

A 'proportional takeover bid' is a takeover bid for only a proportion of the Shares in AGL. Currently, it is very difficult for a takeover bid (proportional or otherwise) to be made for the Shares in AGL because of the existence of the 5% shareholding restriction. Once the shareholding restriction is removed, such bids will be possible.

The *Corporations Act 2001* allows companies to provide in their Constitutions that transfers of shares resulting from a proportional takeover bid cannot be registered unless and until the members holding shares in the bid class approve the bid. The proposed new Constitution includes such provisions. Following is some information relating to the proposed provisions.

Effect of provisions

If a proportional takeover bid is made, Directors must hold a meeting of the members of the class of Shares being bid for to consider approving the bid. A resolution approving the bid must be voted on before the 14th day before the end of the bid period. The resolution will be passed if more than 50% of votes are cast in favour of the resolution. (The bidder and its associates are not allowed to vote on the resolution.) If no such resolution is considered by the deadline, a resolution approving the bid is taken to have been passed.

If a resolution to approve the bid is rejected, then under the *Corporations Act 2001* binding acceptances are required to be rescinded, and all unaccepted offers are taken to have been withdrawn.

If the bid is approved or taken to have been approved, the transfers resulting from the bid may be registered provided they comply with other provisions of the *Corporations Act 2001* and AGL's Constitution.

The proportional takeover provisions do not apply to full takeover offers. Under the *Corporations Act 2001*, the provisions will expire three years after this Constitution becomes the Constitution of AGL, but may be renewed by a resolution of the shareholders.

Reasons for inclusion

Without the proportional takeover approval provisions, a proportional takeover bid may enable control of AGL to pass without members having the opportunity to sell all their Shares to the bidder. Members may be exposed to the risk of being left as a minority in AGL and of the bidder being able to acquire control of AGL without payment of an adequate control premium for their Shares.

The proposed proportional takeover provisions lessen this risk because they allow members to decide whether a proportional takeover bid is acceptable and should be permitted to proceed.

No knowledge of any acquisition proposals

At the date of this notice, no Director of AGL is aware of any proposal by any person to acquire, or to increase the extent of, a substantial interest in AGL.

Potential advantages and disadvantages

The Directors of AGL consider that the proportional takeover approval provisions have no potential advantages or potential disadvantages for Directors because they remain free to make a recommendation on whether a proportional takeover bid should be approved.

The potential advantages of the proposed proportional takeover provisions for Proprietors are:

(a) they give Proprietors their say in determining by majority vote whether a proportional takeover bid should proceed;

(b) they may assist Proprietors in not being locked in as a relatively powerless minority;

(c) they increase Proprietors' bargaining power and may assist in ensuring that any proportional bid is adequately priced; and

(d) knowing the view of the majority of Proprietors assists each individual Proprietor in assessing the likely outcome of the proportional takeover bid and whether to approve or reject that offer.

Some potential disadvantages of the proposed provisions to Proprietors are:

a) they may discourage the making of proportional takeover bids in respect of AGL;

b) they may depress the share price; and

c) they may reduce the likelihood of a proportional takeover being successful.

However, the Directors of AGL do not perceive those or any other possible disadvantages as justification for not including proportional takeover approval provisions in the new Constitution.

AGL

Fax Cover Sheet

TO:	The Australian Stock Exchange	**FROM:**	Company Secretary's Office
PHONE:		**PHONE:**	(02) 9922 0101
FAX:	1300 300 021	**FAX:**	(02) 9957 3671
CC:			
DATE:	May 31, 2002	**NUMBER OF PAGES:** (INCLUDING THIS SHEET)	2

MESSAGE:

Re: **Maui Redetermination Process to Continue**

Please find attached media release on the above subject.

NATURAL GAS CORPORATION

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 0-4-576 8700
Fax: 0-4-576 8600

31 May 2002

NEWS MEDIA RELEASE

Maui Redetermination Process to Continue

The Maui gas reserves redetermination can continue following the withdrawal by Methanex New Zealand Limited yesterday of its application for an interim injunction to temporarily halt the process.

Natural Gas Corporation Holdings Limited (NGC) has welcomed Methanex's decision not to proceed with the interim injunction application.

A substantive hearing of Methanex's claims that the Maui Mining Companies and the Crown have not met their obligations to provide sufficient information on the reserves will still commence in August. The redetermination process can continue in the meantime.

NGC restated its view that the early clarification of the current gas supply position and the timely development of future gas reserves is in New Zealand's best interests.

Contact: Keith FitzPatrick
Communications Manager
Natural Gas Corporation
Phone: 04 – 576 8804
Mobile: 027 – 443 8349

AGL

Fax Cover Sheet

To:	AUSTRALIAN STOCK EXCHANGE	**From:**	COMPANY SECRETARY'S OFFICE
Phone:		**Phone:**	(02) 9922 0101
Fax:	1300 300 021	**Fax:**	(02) 9957 3671
CC:			
Date:	May 23, 2002	**Number of pages:** (including this sheet)	3

Message:

RE: AGL CORPORATE CONVERSION

Attached copy of Media Release on the above subject

AGL

media release

AGL CORPORATE CONVERSION

Attached is a media release from the Commonwealth Government Minister for Revenue & Assistant Treasurer covering tax neutrality of AGL Corporate Conversion.

This is another step in the Corporation Conversion process. Notices calling a General Meeting of the Company will be issued as soon as other related matters are finalised. This is expected within a few weeks.

Further Enquiries: Bill McLaughlin, Group Manager Corporate Affairs
Direct: (02) 9922 8349
Mobile: 0402 060 147
Home: (02) 9428 5538

The Australian Gas Light Company
ARBN 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8289 Facsimile 02 9922 8751 Email: billmcl@agl.com.au

Senator the Hon Helen Coonan

Minister for Revenue and Assistant Treasurer

Media Release

C60/02

23 May 2002

TAX NEUTRALITY OF AGL CORPORATE CONVERSION

The Minister for Revenue and Assistant Treasurer, Senator Helen Coonan, today announced that the Government would legislate to ensure that there were no tax consequences resulting from the proposed corporate conversion of AGL from a company regulated under special NSW legislation to one regulated under Commonwealth legislation on the same basis as other companies.

AGL and the NSW Government are jointly undertaking a process to convert AGL from a company of proprietors established under NSW legislation dating back to 1837 to a company registered under the *Corporations Act*. Legislation to give effect to this has been passed by the NSW Parliament.

A number of adverse tax consequences for AGL and its shareholders could potentially arise under the current tax law. In order to avoid this, and to provide certainty for AGL and its shareholders, the Government will introduce legislation as soon as practicable to deem for tax purposes the new AGL resulting from the NSW legislation to be a continuation of the old AGL.

This will remove tax issues as a possible impediment to the AGL corporate conversion. Under the deemed perpetual succession, for the purposes of all Commonwealth tax legislation, and in relation to AGL, its subsidiaries, its shareholders and any other person, AGL (after conversion into a body corporate and registration under the Corporations Act) will be regarded as the same entity as, and a continuation of, the current AGL. It is intended that this legislation will take effect from the date of the corporate conversion.

Because this legislative amendment could have implications for GST revenues that would otherwise arise from the conversion, the Commonwealth has written to the States and Territories seeking their agreement to this technical change to the GST base, in line with the Intergovernmental Agreement on the reform of Commonwealth-State Financial Relations.

Media Contact: Shaun Anthony (02) 62777360 or 0438 690305

AGL

The Australian Gas Light Company
ARBN 052 167 405
Formed in New South Wales with limited liability
Telephone: 02-9922 0101 **LEVEL 21 FAX: (02) 9957-3671**

TO: **AUSTRALIAN STOCK EXCHANGE**

FAX: 1300 300 321

FROM: **COMPANY SECRETARY OFFICE**

DATE: 17 May 2002

Australian Stock Exchange
AGL000264

SUBJECT: MAUI GAS RESERVES REDETERMINATION

Please find attached media release on the above subject.

AGL

media release

17 May 2002

Maui Gas Reserves Redetermination

Please find attached media release from the Natural Gas Corporation (NGC) which was released to the New Zealand Stock Exchange this morning. NGC is a 66% owned subsidiary of The Australian Gas Light Company (AGL).

Further Enquiries:	Bill McLaughlin, Group Manager Corporate Affairs
Direct:	(02) 9922 8349
Mobile:	0402 060 147

The Australian Gas Light Company
ARBN 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: billmcl@agl.com.au
www.aglinvestor.com

NATURAL GAS CORPORATION

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 0-4-576 8700
Fax: 0-4-576 8600

17 May 2002

NEWS MEDIA RELEASE

Maui Gas Reserves Redetermination

Natural Gas Corporation Holdings Limited (NGC) said today it has been advised that Methanex New Zealand Limited is seeking a Court injunction against the Maui Mining Companies (MMCs) and the Crown to delay the Maui gas reserves redetermination process.

Methanex claims that the MMCs and the Crown have not met their obligation to provide sufficient information on the reserves, and seeks to delay the process until this is rectified.

The action is not directed at NGC, but as a major buyer of Maui gas from the Crown, NGC is closely involved in the redetermination process. It is therefore seeking to participate as a party to the proceedings.

NGC said it is satisfied it has sufficient information to develop an informed assessment of the reserves, and will seek that the redetermination process be allowed to proceed. The Maui contracts provide for an independent expert to determine the level of remaining reserves if the parties are unable to reach agreement.

NGC does not support Methanex's action. Reaching an early redetermination of the Maui reserves is important for New Zealand and for the gas industry as it will clarify the current gas supply position and allow for the timely development of future gas reserves.

Contact:

Keith FitzPatrick
Communications Manager
Natural Gas Corporation

Phone: 04 – 576 8804
Mobile: 027 - 4438349

AGL

The Australian Gas Light Company
ARBN 052 167 405
Formed in New South Wales with limited liability
Telephone:* *02-9922 0101 **LEVEL 21 FAX: (02) 9957-3671**

Australian Stock Exchange
AGL000263

TO:	**AUSTRALIAN STOCK EXCHANGE**
FAX:	1300 300 021
FROM:	**COMPANY SECRETARY OFFICE**
DATE:	14 MAY 2002

SUBJECT: AGL PRICES A$300m FIXED RATE BOND

Please find attached statement on the above subject.

AGL

Statement to the Australian Stock Exchange

14 May 2002

AGL Prices A$300m Fixed Rate Bond

Sydney, Australia: The Australian Gas Light Company (AGL) today priced A$300 million of 5 year fixed rate notes. The re-offer yield was set at 6.98%, which was equivalent to A$ mid-swaps + 68 bp (CGL 10/07 + 94 bp). The notes, paying a semi-annual coupon of 7.00%, have a maturity of 15 October 2007 and settle on 17 May 2002.

AGL is rated A by Standard and Poors and A2 (negative) by Moody's Investor Services.

The issue refinances bank debt. The issuer had set out to raise a minimum of A$200m via the A$ market. AGL's Group General Manager Finance, John Fletcher, said "AGL's A$300m Oct 2007 issue today complements AGL's existing $300m July 2004 issue and is a further step towards AGL's goal of building an Australian dollar yield curve for the company".

The issue followed a comprehensive 3 day road show covering the 3 major financial centres in Australia.

The book was oversubscribed by 20%, with 16 accounts participating in the transaction. The issue was widely distributed and 25% of orders were received from offshore.

ABN AMRO and Commonwealth Bank acted as Joint Lead Managers for the transaction.

Further Enquiries:	Bill McLaughlin, Group Manager Corporate Affairs
Direct:	(02) 9922 8349
Mobile:	*0402 060 147*

The Australian Gas Light Company
ARBN 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: billmcl@agl.com.au
www.aglinvestor.com

AGL

The Australian Gas Light Company
ARBN 052 167 405
Formed in New South Wales with limited liability
Telephone: 02-9922 0101 LEVEL 21 FAX: (02) 9957-3671

Australian Stock Exchange
AGL000262

TO:	**AUSTRALIAN STOCK EXCHANGE**
FAX NO:	1300 300 021
FROM:	**COMPANY SECRETARY OFFICE**
DATE:	13 MAY 2002

SUBJECT: AGL LAUNCHES DOMESTIC BOND

Please find attached media release on the above subject.

AGL

media release

13 May 2002

AGL Launches Domestic Bond

The Australian Gas Light Company Limited (AGL), announced today that it is planning an issue of A$200million of domestic Medium Term Notes.

AGL will look to extend its domestic yield curve with a minimum A$200 million 15 October 2007 fixed rate offering. The bonds are being marketed in a range of +65 to +68 over swap.

AGL is rated A by Standard & Poors and A2 (negative) by Moody's Investor Services.

AGL has mandated ABN AMRO Bank NV and Commonwealth Bank as Joint Lead Managers for this issue and TD Securities Limited and Westpac will act as Co-managers to the issue.

Pricing is expected tomorrow morning, Tuesday 14th May, 2002.

For further information contact:

AGL	**ABN AMRO Bank N.V.**	**Commonwealth Bank**
John Rutherford	**Peter Block**	**Peter Christie**
612 9922 8588	**612 8259 5172**	**612 9312 0755**

AGL

The Australian Gas Light Company
ARBN 052 167 405
Formed in New South Wales with limited liability
Telephone: **02-9922 0101** **LEVEL 21 FAX: (02) 9957-3671**

Australian Stock Exchange
AGL000261

TO:	**AUSTRALIAN STOCK EXCHANGE**
FAX NO:	**1300 300 021**
FROM:	**COMPANY SECRETARY OFFICE**
DATE:	**10 MAY 2002**

SUBJECT: **THE AUSTRALIAN GAS LIGHT COMPANY CORPORATE CONVERSION**

Attached is a statement on the above subject.

02 JUN 17 AM 11:27

AGL

Statement to the Australian Stock Exchange

10 May 2002

THE AUSTRALIAN GAS LIGHT COMPANY
CORPORATE CONVERSION

The AGL Corporate Conversion Bill was passed by the New South Wales Legislative Council on Thursday 9 May 2002, having been passed by the Legislative Assembly earlier in the week.

The Bill, which has yet to receive the assent of the Governor, is the essential first step towards establishing a modern constitution for AGL and putting it on a common footing with other Australian public companies. A number of other steps are necessary, which will take place after the General Meeting of AGL Proprietors has approved the corporate conversion and the adoption of the new constitution.

Notices calling a General Meeting will be issued as soon as some related matters are finalised. This is expected within a few weeks.

On issue of a Conversion Order by the Minister of Energy and Utilities, which can only take place after a General Meeting of Proprietors approving the corporate conversion, AGL will become a modern body corporate registered under the Corporations Act, 2001. At that time the 5% shareholding restriction will cease to apply.

Further Enquiries:	Bill McLaughlin, Group Manager Corporate Affairs
Direct:	(02) 9922 8349
Mobile:	0402 060 147

The Australian Gas Light Company
ARBN 052 167 405 FORMED IN NSW IN 1837, WITH LIMITED LIABILITY
AGL Centre Cnr Pacific Highway & Walker Street North Sydney NSW 2060
Telephone : 02 9922 8349 Facsimile 02 9922 8751 Email: billmcl@agl.com.au
www.aglinvestor.com

AGL

FACSIMILE

ARBN 052 167 405
The Australian Gas Light Company
AGL Centre
111 Pacific Highway (PO Box 944)
North Sydney
NSW 2060
Tel: (02) 9922 0101

LEVEL 21 FAX NO - (02) 9957 3671

This facsimile is a private communication and its contents may be privileged and confidential. The contents are intended only for the recipient named in this message and any unauthorised use is prohibited. If you have received this facsimile in error please advise us and destroy your copy. Thank you.

TO:	**AUSTRALIAN STOCK EXCHANGE**
FAX NO:	**1300 300 021**
FROM:	**COMPANY SECRETARY'S OFFICE**
PAGES :	**2 (incl. this)**
DATE:	**3 May 2002**

Australian Stock Exchange
AGL000260

Attached is a Media Release for the Natural Gas Corporation.

NATURAL GAS CORPORATION

10 Hutt Road
Petone
Private Bag 39980
Wellington
New Zealand
Phone: 0-4-576 8700
Fax: 0-4-576 8600

3 May 2002

NEWS MEDIA RELEASE

NGC Credit facility Terminated

Natural Gas Corporation Holdings Limited (NGC) announced today the early termination of a $135 million credit facility provided in July last year by its majority shareholder, The Australian Gas Light Company (AGL). The facility was scheduled to expire on 1 July this year.

The loan had previously been drawn to $124 million and was repaid in full in December last year from new bank debt facilities of $850 million raised by NGC.

Chief Executive Officer Mr Phil James said NGC did not need to make further calls on the AGL facility and its termination today reflected confidence in both the adequacy of its new bank debt facilities and continuing satisfactory cashflow generation from its businesses.

Contact:

Keith FitzPatrick
Communications Manager
Natural Gas Corporation

Phone: 04 - 576 8804
Mobile: 027 - 443 8349

ASIC registered agent number 220
lodging party or agent name Bruce Miller
office, level, building or PO Box AGL Centre
street number & name 111 Pacific Highway
suburb/city North Sydney state/territory NSW postcode 2060
telephone (02) 9922 8203
facsimilie (02) 9922 3352
DX number suburb/city

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
018097716

19194805

ASS. CASH PROC. REQ-A REQ-P

Australian Securities & Investments Commission

IPC

26 APR 2002

form 207
Corporations Law
254X(1)

Notification of share issue

company name The Australian Gas Light Company
A.C.N. 052 167 405

Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 11/04/2002 to 11/04/2002

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary

If you are listing any of the common classes of shares shown below show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	4,547,126.00	8.8600	0.0000
ORD	5,933,848.00	8.9500	0.0000

1. Have the shares been issued for cash? [X] Yes [ ] No
   If Yes, lodge this form. No other forms are required. **If No.,** see item 2
2. Were some or all of the shares issued under a written contract? [ ] Yes [ ] No
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract
   If No., Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name Leslie James Fisk capacity Secretary

sign here date 24/04/2002

Trace ID: 46020020424114729

Appendix 3B - Relodged on New Form

Document date: Wed 24 Apr 2002 **Published:** Wed 24 Apr 2002 13:57:54
Document No: 262294 **Document part:** A
Market Flag: N
Classification: Renounceable Issue , Appendix 3B
AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-04-24 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B

NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
The Australian Gas Light Company

ABN
95 052 167 405

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Ordinary shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	10,480,974
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Yes

If the additional securities do not rank equally, please state:

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration $8.86 x 4,547,126
$8.95 x 5,933,848

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | Pursuant to Dividend Reinvestment Plan

7. Dates of entering securities into uncertified holdings or despatch of certificates | 11/04/2002

	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	382,155,310	Fully paid ordinary shares

	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	Nil	

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | To rank equally with all other shares on issue

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

11. Is security holder approval required | No - previously approved

12. Is the issue renounceable or non-renounceable	Renounceable
13. Ratio in which the securities will be offered	Dividend amount divided by weighted average market price of AGL shares for the five days up to and including record date
14. Class of securities to which the offer relates	Ordinary shares
15. Record date to determine entitlements	27/03/2002
16. Will holdings on different registers (or subregisters) be aggregated for calculating entitlements	There is only one central register
17. Policy for deciding entitlements in relation to fractions	As per terms & conditions of Dividend Reinvestment Plan
18. Names of countries in which the entity has security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19. Closing date for receipt of acceptances or renunciations	27/03/2002

20. Names of any underwriters ABN AMRO Rothchild

21. Amount of any underwriting fee or commission Nil

22. Names of any brokers to the issue N/A

23. Fee or commission payable to the broker to the issue N/A

24. Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders N/A

25. If the issue is contingent on security holders' approval, the date of the meeting N/A

26. Date entitlement and acceptance form and prospectus will be sent to persons entitled N/A

27. If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders N/A

28. Date rights trading will begin (if applicable) N/A

29. Date rights trading will end (if applicable) N/A

30. How do security holders sell their entitlements in full through a broker N/A

31. How do security holders sell part of their entitlements through a broker and accept for the balance N/A

32. How do security holders dispose of their entitlements (except by sale through a broker) N/A

33. Despatch date 11/04/2002

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

X Amount of fees to be advised and invoiced by ASX

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. *Quotation of our additional securities* is in ASX's *absolute* discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the

Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

L J Fisk
COMPANY SECRETARY
24/04/2002

Appendix 3B - Dividend Reinvestment Plan

Document date: Tue 23 Apr 2002 **Published:** Tue 23 Apr 2002 19:15:55
Document No: 262225 **Document part:** A
Market Flag: N
Classification: Renounceable Issue , Appendix 3B

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-04-23 ASX-SIGNAL-G

HOMEX - *Sydney*

++++++++++++++++++++++++

APPENDIX 3B

NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
The Australian Gas Light Company

ABN
95 052 167 405

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Ordinary shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	10,480,974
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Yes

If the additional securities do not rank equally, please state:

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration $8.86 x 4,547,126

$8.95 x 5,933,848

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — Pursuant to Dividend Reinvestment Plan

7. Dates of entering securities into uncertified holdings or despatch of certificates — 11/04/2002

	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	382,155,310	Fully paid ordinary shares

	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	Nil	

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — To rank equally with all other shares on issue

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

11. Is security holder approval required — No - previously approved

12. Is the issue renounceable or non-renounceable	Renounceable
13. Ratio in which the securities will be offered	Dividend amount divided by weighted average market price of AGL shares for the five days up to and including record date
14. Class of securities to which the offer relates	Ordinary shares
15. Record date to determine entitlements	27/03/2002
16. Will holdings on different registers (or subregisters) be aggregated for calculating entitlements	There is only one central register
17. Policy for deciding entitlements in relation to fractions	As per terms & conditions of Dividend Reinvestment Plan
18. Names of countries in which the entity has security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19. Closing date for receipt of acceptances or renunciations	27/03/2002

20. Names of any underwriters	ABN AMRO Rothchild
21. Amount of any underwriting fee or commission	Nil
22. Names of any brokers to the issue	N/A
23. Fee or commission payable to the broker to the issue	N/A
24. Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	N/A
25. If the issue is contingent on security holders' approval, the date of the meeting	N/A
26. Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27. If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28. Date rights trading will begin (if applicable)	N/A

29. Date rights trading will end (if applicable) N/A

30. How do security holders sell their entitlements in full through a broker N/A

31. How do security holders sell part of their entitlements through a broker and accept for the balance N/A

32. How do security holders dispose of their entitlements (except by sale through a broker) N/A

33. Despatch date 11/04/2002

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Amount of fees to be advised and invoiced by ASX

Cheque attached

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

L J Fisk
COMPANY SECRETARY
23/04/2002

Change of Director`s Interest Notice x 7

Document date: Wed 17 Apr 2002 **Published:** Wed 17 Apr 2002 10:39:21
Document No: 261700 **Document part:** A
Market Flag: N
Classification: Change of Director's Interest Notice
AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-04-17 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++

CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company Australian Gas Light Company (The)

ABN 95 052 167 405

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director David Charles Keith Allen

Date of last notice 02/04/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest Direct

Nature of indirect interest
(including registered holder)

Date of change 11/04/2002

No. of securities held prior
to change 36,047

Class	Ordinary
Number Acquired	957
Number disposed	
Value/consideration	58.86
No. of securities held after change	37,004
Nature of change	Dividend reinvestment plan

Part 2 - Change of director's relevant interests in contracts

Detail of contract	
Nature of direct interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change	
Interest Acquired	
Interest disposed	
Value/consideration	
Interest after change	

CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company	Australian Gas Light Company (The)
ABN	95 052 167 405

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Anthony Bowen Daniels
Date of last notice	02/04/2002

Part 1 - *Change of director's relevant interests in securities*

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	
Date of change	11/04/2002
No. of securities held prior to change	9,500
Class	Ordinary
Number Acquired	252
Number disposed	
Value/consideration	$8.86

No. of securities held after change 9,752

Nature of change Dividend Reinvestment Plan

Part 2 - Change of director's relevant interests in contracts

Detail of contract

Nature of direct interest

Name of registered holder (if issued securities)

Date of change

No. and class of securities to which interest related prior to change

Interest Acquired

Interest disposed

Value/consideration

Interest after change

MORE TO FOLLOW

Change of Director`s Interest Notice x 7

Document date: Wed 17 Apr 2002 **Published:** Wed 17 Apr 2002 10:36:54
Document No: 261700 **Document part:** B
Market Flag: N
Classification: Change of Director's Interest Notice
AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-04-17 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

CHANGE OF DIRECTOR'S INTERES T NOTICE

Name of Company Australian Gas Light Company (The)

ABN 95 052 167 405

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Carolyn Judith Hewson

Date of last notice 02/04/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest Direct

Nature of indirect interest
(including registered holder) -

Date of change 11/04/2002

No. of securities held prior
to change 15,398

Class	Ordinary
Number Acquired	402
Number disposed	-
Value/consideration	*$8.86*
No. of securities held after change	15,800
Nature of change	Dividend Reinvestment Plan

Part 2 - Change of director's relevant interests in contracts

Detail of contract	-
Nature of direct interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change	-
Interest Acquired	-
Interest disposed	-
Value/consideration	-
Interest after change	-

CHANGE OF DIRECTOR'S INTERES T NOTICE

Name of Company Australian Gas Light Company (The)

ABN 95 052 167 405

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Mark Roderick Granger Johnson

Date of last notice 02/04/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest Direct

Nature of indirect interest
(including registered holder) -

Date of change 11/04/2002

No. of securities held prior
to change 105,115

Class Ordinary

Number Acquired 2,878

Number disposed -

Value/consideration $8.86

No. of securities held after
change 107,993

Nature of change Dividend Reinvestment Plan

Part 2 - Change of director's relevant interests in contracts

Detail of contract -

Nature of direct interest -

Name of registered holder
(if issued securities) -

Date of change -

No. and class of securities to which
interest related prior to change -

Interest Acquired -

Interest disposed -

Value/consideration -

Interest after change -

MORE TO FOLLOW

Change of Director`s Interest Notice x 7

Document date: Wed 17 Apr 2002 **Published:** Wed 17 Apr 2002 10:40:09
Document No: 261700 **Document part:** C
Market Flag: N
Classification: Change of Director's Interest Notice
AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-04-17 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company Australian Gas Light Company (The)

ABN 95 052 167 405

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Mervyn John Phillips

Date of last notice 02/04/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest Direct

Nature of indirect interest
(including registered holder) -

Date of change 11/04/2002

No. of securities held prior
to change 62,127

Class	Ordinary
Number Acquired	1,717
Number disposed	-
Value/consideration	$8.86
No. of securities held after change	63,844
Nature of change	Dividend Reinvestment Plan

Part 2 - Change of director's relevant interests in contracts

Detail of contract	-
Nature of direct interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change	-
Interest Acquired	-
Interest disposed	-
Value/consideration	-
Interest after change	-

CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company Australian Gas Light Company (The)

ABN 95 052 167 405

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Gregory John Walton Martin

Date of last notice 02/04/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	11/04/2002
No. of securities held prior to change	526,624
Class	Ordinary
Number Acquired	582
Number disposed	-
Value/consideration	$8.86

No. of securities held after
change 527,206

Nature of change Dividend Reinvestment Plan

Part 2 - Change of director's relevant interests in contracts

Detail of contract -

Nature of direct interest -

Name of registered holder
(if issued securities) -

Date of change -

No. and class of securities to which
interest related prior to change -

Interest Acquired -

Interest disposed -

Value/consideration -

Interest after change -

MORE TO FOLLOW

Change of Director`s Interest Notice x 7

Document date: Wed 17 Apr 2002 **Published:** Thu 18 Apr 2002 10:20:20
Document No: 261700 **Document part:** D
Market Flag: N
Classification: Change of Director's Interest Notice

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-04-17 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++

ASX CORRECTION TO ANNOUNCEMENT RELEASED ON 17/04/2002

CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company Australian Gas Light Company (The)

ABN 95 052 167 405

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Graham John Reaney

Date of last notice 02/04/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest Direct

Nature of indirect interest
(including registered holder) -

Date of change 11/04/2002

No. of securities held prior to change	36,902
Class	Ordinary
Number Acquired	600
Number disposed	-
Value/consideration	$8.86
No. of securities held after change	37,502
Nature of change	Dividend Reinvestment Plan

Part 2 - Change of director's relevant interests in contracts

Detail of contract	-
Nature of direct interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change	-
Interest Acquired	-
Interest disposed	-
Value/consideration	-
Interest after change	-

Corporate Conversion Legislation

Document date: Tue 09 Apr 2002 **Published:** Wed 10 Apr 2002 16:49:06
Document No: 260988 **Document part:** A
Market Flag: N
Classification: Other
AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-04-09 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

MEDIA RELEASE

9 April 2002

Mr John Phillips, Chairman of AGL, announced that the NSW Government had today introduced legislation designed to bring AGL's corporate constitution into line with other listed public companies. The changes include the removal of the 5% shareholding limitation.

The Bill, the AGIL Corporate Conversion Bill 2002, was introduced by the Minister for Energy, the Hon Kim Yeadon, in the Legislative Assembly this afternoon.

Mr Phillips said, "This is the first milestone in the process of legislative change, dealing with the many complex issues relating to the conversion from a Company still bound by provisions of an original Act of Parliament dating back to 1837.

"A number of other State and Federal Government matters are to be finalised over coming months. We expect to be able to hold a General Meeting of our Proprietors in June 2002, to consider the corporate conversion and accept a new constitution.

"I would like to take this opportunity to thank the Minister, his staff and the many Government Officers who have played a role in preparing this legislation. It is the key element in a process that will result in a corporate structure appropriate for today's market

place."

A copy of the Minister's media release is attached.

Further Enquiries:
Bill McLaughlin, Group Manager Corporate Affairs
Direct: (02) 9922 B349
Mobile: 0402 060 147

MEDIA RELEASE

Kim Yeadon
Minister for Information Technology
Minister for Energy Minister for Forestry Minister for Western Sydney

YEADON INTRODUCES AGL CORPORATE CONVERSION BILL

The NSW Minister for Energy, Kim Yeadon, today introduced legislation into Parliament designed to bring AGL in line with other public companies.

The AGL Corporate Conversion Bill 2002 aims to free the company from legislation passed in 1837 and remove the 5% limit on shareholdings on its registration as a public company.

"The Bill introduces important changes for one of New South Wales' oldest institutions, the Australian Gas Light Company," Mr Yeadon said.

"Since the company was formed to light the streets of Sydney with gas, AGL has grown to be a major Australian company.

"The Bill provides a mechanism to constitute The Australian Gas Light Company as a body corporate under the law of New South Wales with a modern corporate structure and to authorise the Company, once incorporated, to apply to be registered as a public company limited by shares under the Commonwealth Corporations Act 2001."

On 2 April 2001, the NSW Government announced that AGL would be converted to a Corporations Law company.

"This Bill simply allows AGL to have the same corporate legislation platform as other companies in the energy sector," Mr Yeadon said.

It's the intention of the Government that no one should take financial advantage of the corporate conversion process.

"Retrospective measures are introduced in this Bill to strengthen the prohibition on a person owning more than 5% of the shares in AGL between 2 April 2001 and the date of AGL registering as a company under the Corporations Act.

"Improper trading of AGL shares during the conversion process will not be tolerated.

"This implementation process is also designed to avoid adverse consequences for AGL, its customers and shareholders."

AGL has agreed to the compliance provisions in the conversion process.

Media Contact:
Warwick Ponder
Phone: 02 9228 3688
Fax: 02 9228 3801
Mobile: 0409 369 711

Parliament House
02 9230 2341

Notice re: Dingo Blue

Document date: Fri 05 Apr 2002 **Published:** Tue 09 Apr 2002 17:01:49
Document No: 260745 **Document part:** A
Market Flag: N
Classification: Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-04-05 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

5 April 2002

ANNOUNCEMENT BY AGL REGARDING DINGO BLUE

dingo blue will cease providing local area and long distance services and dial up internet services at 5:00 p.m. EST on 30 May 2002. dingo blue has written to all customers advising them to seek another telecommunications service provider before that date.

dingo blue intends to continue to provide mobile phone services at least until certain matters arising out of the acquisition of dingo blue have been resolved with Optus.

Further Enquiries: Bill McLaughlin. GROUP MANAGER CORPORATE AFFAIRS

Direct: (02) 9922 8349

Mobile: 0402 060 147

Change of Director`s Interest Notice x 7

Document date: Tue 02 Apr 2002 **Published:** Mon 08 Apr 2002 07:35:32
Document No: 260403 **Document part:** A
Market Flag: N
Classification: Change of Director's Interest Notice
AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-04-02 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++

CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company The Australian Gas Light Company

ABN 052 167 405

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director M J Phillips

Date of last notice 04/01/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest Direct

Nature of indirect interest
(including registered holder) -

Date of change 28/03/2002

No. of securities held prior
to change 60,836

Class	Ordinary
Number Acquired	1,291
Number disposed	-
Value/consideration	$9.02 per share
No. of securities held after change	62,127
Nature of change	AGL Share Purchase Plan

Part 2 - Change of director's relevant interests in contracts

Detail of contract	-
Nature of direct interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change	-
Interest Acquired	-
Interest disposed	-
Value/consideration	-
Interest after change	-

CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company	The Australian Gas Light Company
ABN	052 167 405

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	M R G Johnson
Date of last notice	04/01/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	28/03/2002
No. of securities held prior to change	101,985
Class	Ordinary
Number Acquired	3,130
Number disposed	-
Value/consideration	$9.02 per share
No. of securities held after	

change 105,115

Nature of change AGL Share Purchase Plan

Part 2 - Change of director's relevant interests in contracts

Detail of contract -

Nature of direct interest -

Name of registered holder
(if issued securities) -

Date of change -

No. and class of securities to which
interest related prior to change -

Interest Acquired -

Interest disposed -

Value/consideration -

Interest after change -

CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company The Australian Gas Light Company

ABN 052 167 405

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	D C K Allen
Date of last notice	04/01/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	28/03/2002
No. of securities held prior to change	33,942
Class	Ordinary
Number Acquired	2,105
Number disposed	-
Value/consideration	$9.02 per share
No. of securities held after change	36,047
Nature of change	AGL Share Purchase Plan

Part 2 - Change of director's relevant interests in contracts

Detail of contract	-
Nature of direct interest	-

Name of registered holder
(if issued securities) -

Date of change -

No. and class of securities to which
interest related prior to change -

Interest Acquired -

Interest disposed -

Value/consideration -

Interest after change -

CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company The Australian Gas Light Company

ABN 052 167 405

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director Sir Ronald Brierley

Date of last notice 04/01/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest Direct

Nature of indirect interest (including registered holder)	-
Date of change	28/03/2002
No. of securities held prior to change	28,563
Class	Ordinary
Number Acquired	1,939
Number disposed	-
Value/consideration	$9.02 per share
No. of securities held after change	30,502
Nature of change	AGL Share Purchase Plan

Part 2 - Change of director's relevant interests in contracts

Detail of contract	-
Nature of direct interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change	-
Interest Acquired	-

Interest disposed -

Value/consideration -

Interest after change -

MORE TO FOLLOW

Change of Director`s Interest Notice x 7

Document date: Tue 02 Apr 2002 **Published:** Mon 08 Apr 2002 07:35:35
Document No: 260403 **Document part:** B
Market Flag: N
Classification: Change of Director's Interest Notice
AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-04-02 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company The Australian Gas Light Company

ABN 052 167 405

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director A B Daniels

Date of last notice 04/01/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest Direct

Nature of indirect interest
(including registered holder) -

Date of change 28/03/2002

No. of securities held prior
to change 8,945

Class	Ordinary
Number Acquired	555
Number disposed	-
Value/consideration	$9.02 per share
No. of securities held after change	9,500
Nature of change	AGL Share Purchase Plan

Part 2 - Change of director's relevant interests in contracts

Detail of contract	-
Nature of direct interest	-
Name of registered holder (if issued securities)	-
Date of change	-
No. and class of securities to which interest related prior to change	-
Interest Acquired	-
Interest disposed	-
Value/consideration	-
Interest after change	-

CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company	The Australian Gas Light Company
ABN	052 167 405

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	C J Hewson
Date of last notice	04/01/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	28/03/2002
No. of securities held prior to change	14,255
Class	Ordinary
Number Acquired	1,143
Number disposed	-
Value/consideration	$9.02 per share
No. of securities held after	

change 15,398

Nature of change AGL Share Purchase Plan

Part 2 - Change of director's relevant interests in contracts

Detail of contract -

Nature of direct interest -

Name of registered holder
(if issued securities) -

Date of change -

No. and class of securities to which
interest related prior to change -

Interest Acquired -

Interest disposed -

Value/consideration -

Interest after change -

CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of Company The Australian Gas Light Company

ABN 052 167 405

We (the entity) give the ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	G J Reaney
Date of last notice	04/01/2002

Part 1 - Change of director's relevant interests in securities

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder)	-
Date of change	28/03/2002
No. of securities held prior to change	35,932
Class	Ordinary
Number Acquired	970
Number disposed	-
Value/consideration	$9.02 per share
No. of securities held after change	36,902
Nature of change	AGL Share Purchase Plan

Part 2 - Change of director's relevant interests in contracts

Detail of contract	-
Nature of direct interest	-

Name of registered holder
(if issued securities) -

Date of change -

No. and class of securities to which
interest related prior to change -

Interest Acquired -

Interest disposed -

Value/consideration -

Interest after change -

Media Release NGC to seek Partners in Electricity Generation

Document date: Thu 21 Mar 2002 **Published:** Thu 21 Mar 2002 09:10:51
Document No: 259704 **Document part:** A
Market Flag: Y
Classification: Other

AUSTRALIAN GAS LIGHT COMPANY (THE)   2002-03-21 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

Natural Gas Corporation Holdings Limited (NGC) announced today an intention to seek partners in the development of its electricity generation business.

Chief Executive Officer, Mr Phil James, said that following a strategic review of NGC's generation business, the Company had concluded that its position in energy wholesaling could be enhanced by involving industry partners in its electricity generation activities.

NGC intends to have discussions with prospective partners over the next few months to assess interest and to explore mutually beneficial opportunities. These may include gas contracting arrangements and the further development of existing generation sites.

NGC has identified potential partners, but it was too early to discuss particular arrangements that may arise. Mr James said: "We have identified a number of options potentially involving existing or new entrant participants in the market."

Mr James said generation remained a key business for NGC and the Company believed opportunities exist to enhance the competitive position and value of this activity, while also providing mutual benefits in the management of risks associated with electricity trading.

NGC's core businesses comprise gas and electricity wholesaling, asset

management and the provision of energy services. There is a strong link between the natural gas and electricity generation activities from which NGC and any future partner could leverage value.

NGC has retained financial advisor, JB Were (NZ) Limited, to assist in the process.

Contact: Keith FitzPatrick
COMMUNICATIONS MANAGER, Natural Gas Corporation
Phone: 04 576 8804
Mobile: 027 443 8349

Investor Conference Presentation

Document date: Thu 21 Mar 2002 **Published:** Tue 26 Mar 2002 11:32:25
Document No: 259705 **Document part:** A
Market Flag: N
Classification: Periodic Reports - Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-03-21 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

A full copy of the Presentation Material is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

Signs PNG Gas Term Sheet Agreement for 1000 PJ of Gas

Document date: Thu 07 Mar 2002 **Published:** Thu 07 Mar 2002 08:51:58
Document No: 258311 **Document part:** A
Market Flag: Y
Classification: Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-03-07 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

AGL's Managing Director, Greg Martin, today announced that AGL had signed a conditional agreement with the PNG Producers, led by ExxonMobil, for the purchase of up to 50 PJ per annum of gas for delivery from PNG into Moomba over a 20 year period commencing in mid 2006.

Mr Martin said "This agreement is an important milestone in the evolution of the PNG Pipeline project. The agreement demonstrates our strong belief that PNG Gas can be priced to compete in Australia's major south eastern gas markets.

"We expect Moomba to become a major hub for the supply of gas into New South Wales and South Australia as well as providing long term supply certainly for Queensland. Bringing PNG gas into Australia will also deliver supply diversity and renewed upstream competition.

"Once finalised this supply arrangement will form part of AGL's overall gas purchasing portfolio and ensure that AGL remains one of the most competitive suppliers of energy into the market place. We have plenty of capacity to purchase gas from other sources in order to meet our long term sales forecasts.

"AGL will continue to work with the Queensland Government to help achieve the objectives of the Government's Cleaner Energy Policy and we hope to be able to play a role in the development of a major base load gas fired power station based in Townsville using PNG Gas.

"The whole PNG Gas Project with a total value estimated to be well in excess of $6 billion, including production infrastructure as well as the thousands of kilometres of high pressure pipelines will provide a significant boost to relevant construction industries during construction and will underpin new jobs in processing and manufacturing opportunities throughout Queensland. The introduction of a new source of gas into Australia will also ensure long term energy supply into the growing markets of South Eastern Queensland.

"In addition to being a major purchaser of PNG gas, AGL in conjunction with Petronas is also the preferred developer for the Australian section of the PNG Pipeline. An important new element in the pipeline plan will see the interconnection of the PNG pipeline to the Carpentaria pipeline, majority owned by The Australian Pipeline Trust (30% owned by AGL and 10% owned by Petronas) and operated by the wholly AGL owned company, Agility. PNG gas will be carried south to Ballera via that pipeline then through another short new connecting pipeline into Moomba.

"Once this new pipeline infrastructure is completed there will be a fully interconnected network of pipelines serving the whole area of South Eastern Australia. This will enhance the diversity of supply to all markets."

Target date for delivery of PNG Gas is mid 2006. The PNG Gas Term Sheet Agreement is for a total supply volume of up to 1000 PJ of gas to be delivered over 20 years. At present total annual gas usage in Queensland, New South Wales and South Australia is approximately 280 - 290 PJ. AGL's share of that market is approximately 35% - 40%.

Mr Martin concluded his remarks saying, "There are still issues to be resolved including regulatory and environmental approvals, some taxation matters and the confirmation of off-take commitments by the other PNG Gas customers located in Queensland. I am pleased, however, with the level of support for the PNG Gas Project in the energy market, within State and Federal Governments, and the Government of PNG."

"There is still a lot to be done before the PNG project becomes a reality but this initiative will advance the project into its next phase. I am encouraged with the way the PNG Project, under the leadership and direction of ExxonMobil, has moved into a renewed stage of commercial focus and activity and we see no reason why the project cannot proceed as planned over the coming months."

Further Enquiries:

Bill McLaughlin, GROUP MANAGER CORPORATE AFFAIRS
Direct: (02) 9922 8349
Mobile: 0402 060 147

COMMERCIAL SUMMARY OF PNG GAS TERM SHEET

* Target delivery date for PNG Gas is mid 2006;

* Total supply volume committed up to 1,000 PJ;

* Total supply period 20 years;

* Source of gas supply: Hides fields located in PDL1 and partly in PPL138, Kutubu field in PDL2, Gobe Main and Gobe 2X fields in PDL4 and Moran field located partly in PDL2 and partly in PDL5;

* Buyer: AGL Wholesale Gas Limited ABN 26 072 948 504;

* Sellers: ExxonMobil, Oil Search, ChevronTexaco, Orogen, MRDC (a PNG company representing landowner interests) and JPP (Japan PNG Petroleum);

* All other commercial terms remain confidential.

A full copy of the Map is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

Half Yearly Report/ASIC Half Yearly A/Cs & Media Release

Document date: Thu 07 Mar 2002 **Published:** Thu 07 Mar 2002 10:15:24
Document No: 258317 **Document part:** A
Market Flag: Y
Classification: Half Yearly Report , Half Yearly Audit Review , Half Yearly Directors' Statement , ASIC Half Yearly Accounts , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-03-07 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

MEDIA RELEASE

The Chairman of AGL Mr John Phillips, has announced a less than expected profit of $82.9 million for the half year to December 2001. This compares with $208.1 million in the December 2000 half year (which included one-off benefits totalling $68 million).

The current six months result was after the previously foreshadowed residual loss arising from the problems in New Zealand during July 2001 and the Company's decision to write-off the telecom retailer dingo blue and exit the business.

These two factors reduced AGL's profits during the half year by a net $69 million. However, the consequence of these decisions is that the Company's remaining businesses in Australia and New Zealand are all operating profitably and that augurs well for earnings in the second half of 2001/2002.

Mr Phillips said "The objective of the past year was to clean out activities which were not fully consistent with the Company's skills and strategies and were unlikely to add to Proprietors' returns in the medium term. dingo blue has failed to meet these tests despite earlier more hopeful assessments. Benefits may yet come from some ability to offer ancillary services to gas or electricity customers. However if so, this now seems more likely to come from strategic alliances than from direct equity involvements."

Mr Phillips added "The write-down for dingo blue covered the costs of meeting staff entitlements and exiting the business in an orderly fashion so as to minimise disruption to dingo blue customers. However, it does not allow for possible tax offsets or claims under warranties given to AGL at the time of purchase. These are being pursued."

The Directors have declared an interim dividend of 25 cents per share for the half year, franked to 19 cents, payable on 11 April 2002. This is identical to the 25 cents per share paid for the corresponding period to December 2000, except that the franking has increased from 28% to 76%.

Mr Phillips said the dividend had been maintained, despite the lower profit, to keep faith with AGL Proprietors and in recognition that the core energy businesses were performing well.

The Dividend Reinvestment Plan will again be available to Proprietors with the discount remaining at 2.5%.

AGL Managing Director Greg Martin said "Earnings from our energy businesses were very satisfactory. Underscoring the strength of AGL's core energy businesses, earnings before borrowing costs, tax and significant items for the half year of $312.5 million were up slightly on the corresponding result last year of $308.5 million.

"Net operating cash flow for the half year was considerably stronger at $159.4 million compared with $133.5 million for the corresponding half year in 2000, a pleasing turn around reflecting the renewed emphasis on cash flow management.

"Gearing decreased from 54.9% as at 30 June 2001 to 52.8% and this is quite satisfactory given the present make-up of the Company's business portfolio.

"During the period under review a great deal of time and effort has

gone into cleaning up the balance sheet, concentrating on improving the operating businesses, reducing costs and refining the Company's strategy for the next phase of growth. We still have more work to do, but we expect to see the benefits of these activities flowing through into results over the next twelve months."

Chairman John Phillips said plans to complete the corporate conversion of AGL including the removal of the 5% shareholding limit were progressing and the Board sees no reason why the previously announced timetable cannot be met. This would mean that a Special General Meeting of Proprietors was likely before the end of the financial year.

At this time, and subject to no significant changes in market conditions, the Directors expect the profit for the full year to exceed the previous year.

Further Enquiries:

Bill McLaughlin, GROUP MANAGER CORPORATE AFFAIRS
Direct: (02) 9922 8349
Mobile: 0402 060 147

Half Yearly Report/ASIC Half Yearly A/Cs & Media Release

Document date: Thu 07 Mar 2002 **Published:** Thu 07 Mar 2002 10:34:50
Document No: 258317 **Document part:** B
Market Flag: Y
Classification: Half Yearly Report , Half Yearly Audit Review , Half Yearly Directors' Statement , ASIC Half Yearly Accounts , Dividend Books Closing , Dividend Pay Date , Dividend Rate
AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-03-07 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

CHAIRMAN'S REPORT

The profit attributable to Proprietors for the half year ended 31 December 2001 was $82.9 million, compared with $208.1 million for the December 2000 result.

The one-off factors affecting the bottom line result were:

* High wholesale electricity prices incurred in New Zealand during the month of July 2001 before Natural Gas Corporation Holdings Limited's (NGC) withdrawal from electricity retailing resulted in a $30.5 million loss;

* Receipt by NGC of $6.5 million from Contact Energy relating to the early termination of gas supply contracts;

* $45.0 million write-off of the investment in Dingo Blue.

These actions were necessary but regrettable and signals to Proprietors AGL's return to a strategy of concentrating on the multiple facets of the energy sector.

Underscoring the strength of AGL's core energy businesses, earnings before borrowing costs, tax and significant items for the half year of $312.5 million were up slightly on the corresponding result last year of $308.5 million. This result was achieved despite both Gas and

Electricity Networks suffering from the full half year negative impact on revenue of revised regulatory arrangements, introduced in NSW by the Independent Pricing & Regulatory Tribunal (IPART) and in Victoria by the Office of the Regulator General (ORG). Milder winter and summer weather in NSW, Victoria and South Australia also impacted sales volumes.

Borrowing costs of $91.4 million were marginally up on the previous corresponding half year of $89.8 million.

Tax expense on operating profits (including significant items) declined $4.6 million to $52.7 million mainly as a result of lower earnings.

FINANCIAL COMPARISON

	2000 $m	2001 $m	CHANGE %
EBITDA	407.5	426.9	4.8
EBIT	308.5	312.5	1.3
Profit After Tax	150.0	156.5	4.3
Significant Items	68.0	(69.0)	-
Net Profit	208.1	82.9	(60.2)
Underlying Profit*	140.1	143.7	2.6

* Net profit after tax, before significant items, attributable to Proprietors.

SIGNIFICANT ITEMS

The significant items before tax for the half year compared with the corresponding half year were:

	$MILLION 2001	2000
* Profit on sale of AGL ACT gas businesses	0.0	54.3

* Profit on sale of surplus property held for sale	0.0	2.3
* Retail electricity losses relating to NGC	(45.5)	0.0
* Gas contract settlement gain by NGC	9.6	0.0
* Write-down of investment in Dingo Blue	(45.0)	(0.0)
	(80.9)	56.6
* Less tax payable	11.9	(11.4)
* Significant items after tax	(69.0)	68.0

INTERIM DIVIDEND

The Directors have declared an interim dividend of 25 cents per share for the half year, franked to 19 cents (76% of the dividend), payable on Thursday 11 April 2002. This is identical to the 25 cents per share paid for the corresponding half year to 31 December 2000 except that the franking has increased from 28% to 76%.

No Foreign Dividend Account credit amount has been declared in respect of the half year dividend.

The Company's share register will be examined at the close of processing the transfers for Wednesday 27 March 2002 to determine Proprietors' entitlements to the interim dividend. Proprietors who have elected to participate in the Dividend Reinvestment Plan (DRP) will receive AGL shares in lieu of receiving a cash dividend. Shares under the DRP will be issued at a discount of 2.5% on the ex-dividend weighted average market price.

The continuation of the DRP, along with its terms and conditions, will be reviewed by the Board in conjunction with the determination of the final dividend.

REVENUE

Total revenue from ordinary activities was $1,733.2 million, a decrease of $115.1 million on the corresponding half year, reflecting the milder weather conditions and the regulatory resets.

CASH FLOWS, BORROWINGS & GEARING

Operating cash flow for the half year was $159.4 million compared with $133.5 million for the corresponding half year in 2000. Increases in dividends received from investments, notably ActewAGL, were the main difference.

Net borrowings decreased from $2,568.5 million at 30 June 2001 to $2,465 million at 31 December 2001.

The debt:debt plus equity ratio increased from 50.0% to 52.8% over the corresponding half year primarily due to increased borrowings, but it was down on the 30 June 2001 figure of 54.9%.

The Group's borrowing costs coverage ratio remained static at 3.5 times.

INDICATORS

Earnings per share were 22.7 cents, down 37.0 cents for the comparable 2000 half year. Net tangible asset backing per share at the half year was $2.99 compared with $2.22 for the previous corresponding period, primarily due to the increase in capital expenditure, ie construction of power generation plants.

MORE TO FOLLOW

Half Yearly Report/ASIC Half Yearly A/Cs & Media Release

Document date: Thu 07 Mar 2002 **Published:** Thu 07 Mar 2002 11:38:55
Document No: 258317 **Document part:** C
Market Flag: Y
Classification: Half Yearly Report , Half Yearly Audit Review , Half Yearly Directors' Statement , ASIC Half Yearly Accounts , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-03-07 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

OPERATIONS

ENERGY NETWORKS

Energy Networks comprises two regulated businesses, Gas Networks in NSW and Electricity Networks in Victoria. Both businesses contract to retailers who use the gas and electricity networks to transport energy to their customers.

Operational and maintenance services to Energy Networks are provided by AGL's infrastructure management and services company, Agility.

The Energy Networks division contributed $113.8 million to profit (including significant items) before borrowing costs and tax, a decrease of $73.4 million for the corresponding period last year. The prior half year result included the sale of the Australian Capital Territory gas network assets to the ActewAGL joint venture for $49.3 million in October 2000.

GAS NETWORKS

Gas Networks contributed $85.7 million to profit before borrowing costs and tax which is a decrease of $11.6 million from the corresponding period last year. In the corresponding period last year the ACT gas network assets contributed profit before borrowing costs and tax of $10.9 million for the three months prior to its sale into

the ActewAGL joint venture. NSW experienced warmer weather than expected during the winter period and there was a negative impact on contract revenue for the six months due largely to the implementation of the revised regulatory arrangements introduced in NSW in October 2000 by the Independent Pricing and Regulatory Tribunal (IPART).

Gas transported on the gas network in NSW was 51.1 PJ to 846,440 sites, a decrease of 3.4 PJ over the corresponding period last year, reflecting the loss of the BHP Sithe load at Smithfield and the warmest winter in Sydney since 1998, offset by continued growth of the network. New site growth, mostly in new housing, saw a further 19,054 sites (close to last year's record number of 21,233) added to the network during the six months to December 2001 extending the distribution network by a further 136km and bringing the total length to 22,724km.

The loss of the BHP Sithe distribution load is a likely isolated incident as Gas Networks transports natural gas in accordance with non-discriminatory third-party arrangements to a number of licensed gas retailers including Energy Australia, Citipower, Origin Energy and Great Southern Energy, in addition to AGL's own retail businesses, which remain the largest shippers of gas.

The Ministry of Energy & Utilities introduced changes in the gas distribution licensing which required Gas Networks to develop system changes to facilitate the introduction of full retail contestability effective from 1 January 2002. Gas Networks' business systems were modified accordingly and the associated costs will be recovered through a price increase from 1 January 2002.

ELECTRICITY NETWORKS

Electricity Networks contributed $28.1 million to profit before borrowing costs and tax, a decrease of $12.5 million on its contribution for the corresponding period last year. The reduction in earnings was principally due to the impact on revenue of the Victorian Office of the Regulator General's (ORG) Distribution Price

Review which became effective in January 2001.

Electricity transported on the electricity network in Melbourne to 263,043 sites was 2,032 GWh, in line with the same period last year. This reflects milder weather than anticipated during the winter period and reduced activity by major businesses. New site growth saw a further 2,117 sites added to the network during the six months to December 2001, extending the distribution network by a further 41km and bringing the total length to 7,082km.

Electricity Networks distributes electricity throughout 950 sqkm of north-west greater Melbourne on behalf of a number of licensed electricity retailers and in accordance with non-discriminatory third-party arrangements administered by the ORG.

During the period each electricity distributor was required by the ORG to negotiate a Default Use of System Agreement for introduction in early 2002. This agreement will establish a baseline contract between each distributor and the retailers seeking to utilise, its infrastructure. Electricity Networks submitted draft agreements to the ORG and subsequently negotiated an agreement that was approved by the ORG.

In September 2001 the ORG released its annual report comparing the performance of Victoria's five electricity distributors for the calendar year 2000. The ORG reported that AGL Electricity Networks had shown the most improvement of all distributors, the most consistent performance in supply reliability and was the only distributor to achieve improvement in both unplanned interruption frequency and duration.

With full retail contestability commencing in January 2002, Electricity Networks continued to develop the systems and procedures necessary to support and facilitate the new arrangements. The cost of these changes was previously contemplated and factored into the Distribution Price Review.

AGILITY

Agility provides asset owners and managers with a comprehensive "whole of life" portfolio of infrastructure management, operation and maintenance services and construction services.

In the six months to December 2001, Agility contributed $19.0 million profit before borrowing costs and tax, an increase of 6.1% compared to the same period last year. This result was achieved in an environment of strong competition in the infrastructure services market, and during a cyclical downturn in construction opportunities.

During the period, Agility continued to manage its foundation asset management contracts with the Australian Pipeline, Trust (APT) and the ActewAGL joint venture, as well as managing, operating and developing AGL's own gas and electricity distribution assets.

Highlights during the half year included:

* securing a 15-year contract with Melbourne Airport to construct, own, operate and maintain a new 66/22 kV substations;

* commissioned stages 4B and 5 of the looping project on the Roma-Brisbane pipeline in Queensland on behalf of APT eight weeks ahead of schedule;

* completion of construction and commissioning of the Singleton lateral in NSW for AGL Gas Networks; and

* continuing rollout of the TransACT broadband fibre-optic telecommunication local area network in the ACT.

ENERGY SALES & MARKETING

The Energy Sales & Marketing (ES&M) division is responsible for the sale and marketing of natural gas, electricity and energy services to AGL's customer base across Australia. During the six months ended

31 December 2001, ES&M contributed $64.9 million to profit before borrowing costs and tax compared with $60.3 million for the corresponding period to 31 December 2000. The "like for like" increase in profitability was $9.0 million or 16% higher because the prior period result included a contribution of $4.4 million from the ACT/Queanbeyan gas business before it was sold to the ActewAGL joint venture on 1 October 2000.

The improvement was primarily the result of AGL's success in acquiring new customer loads in the NSW and Victorian contestable electricity markets and a strong performance in managing margins on sales to existing customers in the NSW gas and South Australian electricity markets. This result was particularly pleasing given the milder weather conditions experienced in all markets during the winter period as well as the start to summer which adversely impacted typical sales volumes at those times of the year.

The AGL Contact Centres continued to achieve outstanding results in the *National Customer Service Benchmarking Australia surveys*. The NSW and Canberra Contact Centres were named the leading service providers for the July to December period. Superior service is the key to maintaining a competitive advantage for AGL in the residential and small business markets.

AGL undertook a comprehensive program to prepare for the implementation of customer choice of energy retailer for all NSW energy customers and Victorian electricity customers from January 2002. Regulatory and compliance requirements were met and AGL was ready to compete in the new environment. AGL will be offering both gas and electricity to NSW customers in 2002. The Victorian gas market is expected to open to competition from October 2002.

NATURAL GAS

Total natural gas sales were 1.0 PJ higher than in the corresponding period last year, at 58.5 PJ. Again, this is a pleasing result, particularly in light of the fact that the Eastern Gas Pipeline

supplied an additional 7 PJ of gas into the NSW market for the December half. This loss of volume was more than offset by additional wholesale sales, particularly in the South Australian market.

Sales of natural gas to the residential and small business market in NSW increased over the level of the previous corresponding period by 0.3 PJ to 16.3 PJ. This increase was due to new customer growth of 19,066 added during the six months (adjusted for the effect of customer volumes transferred to ActewAGL).

With its current natural gas supply contract with the Cooper Basin producers expiring in 2006, AGL has continued negotiations with a range of producers in order to establish a portfolio of future gas supply contracts.

ELECTRICITY

Retail electricity results in Victoria and NSW demonstrated strong growth levels, with a 14.0% (300GWh) and 98.5% (607GWh) growth, respectively, in total load supplied over the prior period. Most of this growth was derived from the industrial and commercial market.

Sales in South Australia declined 14.5% (731 GWh) primarily due to customer losses and very mild weather conditions, resulting in lower electricity demand in the state during the six months.

ENERGY SERVICES

AGL is focussed on providing customers with the best solution to their energy needs and superior service. This includes value-adding products and services that go beyond the straight sale of energy. Examples include real-time energy usage monitoring, programmed maintenance, power factor correction, power quality analysis and energy management advisory services. This also extends to building, owning and operating energy plant and equipment for customers.

AGL has also continued to grow activities in sustainable

developments. In addition to a Melbourne Water "biogas" generation project at Werribee, AGL is active in "biogas" landfill generation projects.

A second AGL landfill gas-fuelled generation facility has been completed at West Nowra, with development underway on a further three. This will bring the total capacity of these projects for emission reductions to 158,000 tonnes per annum through methane destruction, while contributing to the growth of the AGL renewable generation capacity by 54,000 Renewable Energy Certificates per annum.

AGL Energy Services holds preferred developer rights for a further four landfill sites which will be actively developed in the remainder of the year. These projects will further contribute to AGL being a leading developer in sustainable energy projects.

POWER GENERATION

AGL has continued to develop its power generation capabilities through the construction of two peaking generation plants. A 150 MW gas-fired plant is being constructed at Somerton in Victoria and a 200 MW dual-fired plant is being constructed at Hallett in South Australia. These plants will provide AGL with a natural hedge against volatility in electricity spot prices during periods of peak electricity demand.

In Western Australia, AGL has a 20 MW plant operating at Cawse (60km north-west of Kalgoorlie) and through the Southern Cross Energy partnership, 250 MW of plants over four sites between Mt Keith and Kambalda. A 13 MW plant is also operating at Windimurra (70km east of Mt Magnet).

INVESTMENTS

Half year profit to AGL, before borrowing costs and tax from investments, included AGL's share of equity profit from its 30%

investment in the APT, $8.8 million ($5.3 million in the corresponding prior half year), and $25.3 million from its 50% investment in the ActewAGL joint venture, which commenced in October 2000 ($5.1 million for the three months in the corresponding previous half year).

INTERNATIONAL

NATURAL GAS CORPORATION HOLDINGS LIMITED (NEW ZEALAND)

Natural Gas Corporation Holdings Limited's (NGC) contribution to AGL before borrowing costs, tax, outside equity interests and excluding significant items was a profit of $84.1 million compared with $75.7 million for the corresponding previous half year.

Two significant items affected the result. The first was $45.5 million incurred in July 2001 from abnormally high wholesale electricity prices prior to NGC exiting the electricity retail business from 1 August 2001. NGC reached agreement to sell its North Island commercial and residential customers to Genesis Energy from that date. The sale of the South Island electricity customer base to Meridian Energy was completed in mid July 2001.

The second was a receipt of $9.6 million paid by Contact Energy following early termination of former Enerco gas supply contracts.

Excluding the discontinued business of electricity retailing, earnings from the ongoing businesses substantially increased. Gas sales were up 22%, transported gas volumes up 18%, generated electricity sales up 12%, gas liquid sales up 19% and earnings increased from the expanded energy metering business. Following the acquisition of 160,000 electricity meter installations from Genesis Power in August 2001, NGC now holds 41% of the metering market, with nearly 800,000 installations nationwide.

TRUSTPOWER (NEW ZEALAND)

AGL's 20.5% investment in TrustPower Limited contributed $0.2 million to profit before borrowing costs and tax, down $2.8 million from the corresponding previous half year.

The result was affected by electricity trading losses incurred during the 2001 winter period.

GAS VALPO (CHILE)

Gas Valpo contributed $1.4 million profit before borrowing costs and tax compared with a loss of $0.6 million for the corresponding previous half year.

Customers numbers have increased by 7,000 since December 2000 to 32,600.

Gas Valpo won a 15-year gas supply and conversion contract with the El Teniente copper mine and Caletones processing facility, owned by the Chilean Government business Codelco. Natural gas will be connected to the El Teniente facility in June 2003 to replace fuel oil and diesel. This conversion will increase Gas Valpo's natural gas sales by 2.4 PJ to 4.9 PJ per annum and provide significant environmental benefits. The natural gas supply arrangements negotiated on behalf of Coldelco also provide significant benefits to Gas Valpo as they are more flexible than those currently in place for the gas supply to Valparaiso and Vina del Mar. This contract will also enable Gas Valpo to sell gas outside Region V into the populous capital of Santiago, as well as into Gas Valpo's principal supply areas in Region VI.

TECHNOLOGY COMMERCE

The division includes AGL's investments in COMindico, a national internet protocol based convergent voice & data network, TransACT, a broadband fibre-optic telecommunications local area network in the ACT and Dingo Blue, an online retailer of telephony and internet products and services.

During the period AGL invested a further $12.6 million in COMindico, maintaining its 20% interest and a further $12.6 million in TransACT to also maintain a 20% interest.

The roll out of the COMindico network is now complete with the full suite of data products commercially available. The voice network is currently undergoing final testing. COMindico has over 50 active wholesale customers.

Rollout of the TransACT network continues on schedule with customer numbers significantly ahead of plan at 12,000. The entire network, to service over 105,000 residential and commercial customers is contracted for completion in 2003.

Dingo Blue incurred a loss before borrowing costs and tax for the half year of $12.2 million.

The original intent in purchasing the Dingo Blue business was to test the viability of adding a telecommunications product range to gas & electricity retail. Experience with the Dingo Blue business and AGL's strategy review have determined that direct telecommunications retailing will not be part of AGL's core business. Consequently the decision was taken to exit the business resulting in a write-off of AGL's investment in Dingo Blue of $45 million. AGL intends to pursue a number of contractual matters with Optus relating to the original purchase.

LPG

Elgas' (AGL 50% owned) contribution to profit before borrowing costs and tax increased by 158% from $2.6 million to $6.7 million primarily as a result of the recession in the USA which led to a decline in the international price of LPG in the latter half of 2001.
Notwithstanding the continuing weak Australian dollar the marginally lower cost of LPG contributed to the profit improvement.

In August, Elgas sold 50% of its interest in the Company's autogas assets to Unigas, a joint venture partnership, which resulted in a one-off contribution of $1.4 million. This new partnership with Wesfarmers Kleenheat Gas will provide scale in the very competitive autogas market.

HC Extractions contributed $4.7 million to operating profit before borrowing costs and tax compared with $3.5 million for the corresponding period last year.

Production of LPG and naphtha increased by 5,581 tonnes to 24,402 tonnes.

PROPERTY

The enormous remediation project at Breakfast Point (former Mortlake gas works site) was completed. However, additional work is about to commence on some minor adjustments to ground levels adjacent to the existing wharf on behalf of the purchaser.

Settlement of Stage 3 (Lot 3) for an amount of $26.9 million took place on 6 September 2001. The next settlement, Lot 5, is scheduled for December 2002.

With the completion of remediation of all former gasworks sites in the Sydney Metropolitan area, the Company has turned its attention to the remediation of similar properties in the country regions.

During the six month period the Company finalised sales of sites in Lithgow, Newcastle and Singleton. Rehabilitation works will commence in Newcastle and Singleton in the near future.

Contracts were exchanged in October 2001 for the sale of the vacant industrial/commercial site at 24 Rodborough Road, Frenchs Forest, for the sum of $33 million.

OUTLOOK

At this time, and subject to no significant changes in market conditions, the Directors expect the profit attributable to Proprietors for the full year to exceed the previous year.

M J Phillips
CHAIRMAN

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Half Yearly Report/ASIC Half Yearly A/Cs & Media Release

Document date: Thu 07 Mar 2002 **Published:** Thu 07 Mar 2002 10:30:09
Document No: 258317 **Document part:** D
Market Flag: Y
Classification: Half Yearly Report , Half Yearly Audit Review , Half Yearly Directors' Statement , ASIC Half Yearly Accounts , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-03-07 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 4B (Rule 4.13(b))

HALF YEARLY REPORT

Name of entity

Australian Gas Light Company (The)

ACN, ARBN, ABN or ARSN	Half yearly (tick)	Preliminary final (tick)	Half Year ended ('current period')
052 167 405	X		31/12/2001

FOR ANNOUNCEMENT TO THE MARKET AUDM

Extracts from this report for announcement to the market (see note 1).

Revenues from ordinary activities (item 1.1)	down	6.2% to	1,733.2
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members (item 1.20)	down	60.1% to	88.4
Profit (loss) from ordinary activities after tax attributable to members (item 1.23)#	down	60.2% to	82.9

Profit (loss) from extraordinary items
after tax attributable to members
(item 2.5(d)) profit of % to Nil

Net profit (loss) for the period
attributable to members
(item 1.11) down 60.2% to 82.9

DIVIDENDS (DISTRIBUTIONS)	AMOUNT PER SECURITY (cents)	FRANKED AMOUNT PER SECURITY (cents)
Interim dividend (Half yearly report only - item 15.6)	25	19
Previous corresponding period (Preliminary final report - item 15.5; Interim Dividend	25	7

Record date for determining entitlements to the
dividend, (in the case of a trust, distribution)
(see item 15.2) 27/03/2002

Brief explanation of omission of directional and percentage changes to profit in accordance with Note 1 and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

SIGNIFICANT ITEMS

Profit from ordinary activities includes significant revenues and expenses as detailed in Attachment A.

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Half Yearly Report/ASIC Half Yearly A/Cs & Media Release

Document date: Thu 07 Mar 2002 **Published:** Thu 07 Mar 2002 11:37:18
Document No: 258317 **Document part:** E
Market Flag: Y
Classification: Half Yearly Report , Half Yearly Audit Review , Half Yearly Directors' Statement , ASIC Half Yearly Accounts , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-03-07 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	CURRENT PERIOD AUDM	PREVIOUS CORRESPONDING PERIOD AUDM
1.1 Revenues from ordinary activities	1,733.2	1,848.3
1.2 Expenses from ordinary activities (see items 1.24 + 12.5 + 12.6)	1,542.0	1,496.8
1.3 Borrowing costs	91.4	89.8
1.4 Share of net profit (loss) of associates and joint venture entities (see item 16.7)	40.4	13.6
1.5 Profit (loss) from ordinary activities before tax	140.2	275.3
1.6 Income tax on ordinary activities (see note 4)	(52.7)	(57.3)
1.7 Profit (loss) from ordinary activities after tax	87.5	218.0

1.8 Profit (loss) from extraordinary items after tax (see item 2.5)	-	-
1.9 Net profit (loss)	87.5	218.0
1.10 Net profit (loss) attributable to outside equity interests	(4.60)	(9.9)
1.11 Net profit (loss) for the period attributable to members	82.9	208.1
Increase (decrease) in foreign currency translation reserve arising on translation of financial reports of foreign controlled operations	(0.8)	14.0
Total revenue, expense and valuation adjustments attributable to Proprietors of the Parent Entity recognised directly in equity	(0.8)	14.0
Total changes in equity other than those resulting from transactions with Proprietors as owners	82.1	222.1

CONSOLIDATED RETAINED PROFITS

1.12 Retained profits (accumulated losses) at the beginning of the financial period	565.0	635.7
1.13 Net profit (loss) attributable to members (item 1.11)	82.9	208.1
1.14 Net transfers (to) and from reserves	-	-

1.15 Net effect of changes in accounting policies	-	-
1.16 Dividends and other equity distributions paid or payable	(92.9)	(89.0)
1.17 Retained profits (accumulated losses) at end of financial period	555.00	754.80

PROFIT RESTATED TO EXCLUDE AMORTISATION OF GOODWILL

1.18 Profit (loss) from ordinary activities after tax before outside equity interests (items 1.7) and amortisation of goodwill	93	231.5
1.19 Less (plus) outside equity interests	(4.6)	(9.9)
1.20 Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members	88.40	221.60

PROFIT (LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO MEMBERS

1.21 Profit (loss) from ordinary activities after tax (item 1.7)	87.5	218.0
1.22 Less (plus) outside equity interests	4.6	9.9
1.23 Profit (loss) from ordinary activities after tax, attributable to members	82.9	208.1

REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6

	Current Period	Previous Corresponding Period
	AUDM	AUDM
1.24 Details of revenue and expenses		

Refer Attachment B

INTANGIBLE AND EXTRAORDINARY ITEMS

	Consolidated - current period			
	Before tax	Related tax	Related outside equity interests	Amount (after tax) attributable to members
	AUDM	AUDM	AUDM	AUDM
2.1 Amortisation of goodwill	5.5	-	-	5.5
2.2 Amortisation of other intangibles	2.6	-	-	2.6
2.3 Total amortisation of intangibles	8.1	-	-	8.1
2.4 Extraordinary items	-	-	-	-

(details)

2.5 Total extraordinary items - - - -

COMPARISON OF HALF YEAR PROFITS (Preliminary final report only)

	Current year AUDM	Previous year AUDM
3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.23 in the half yearly report)	-	-
3.2 Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year	-	-

CONSOLIDATED BALANCE SHEET

	At end of current period AUDM	As in last annual report AUDM	As in last half yearly report AUDM
CURRENT ASSETS			
4.1 Cash	27.1	100.9	7.9
4.2 Receivables	553.0	690.6	579.4
4.3 Investments	-	-	-
Other financial assets	-	-	-
4.4 Inventories	19	20.6	20.5
Property, plant & equipment	20.8	81.7	14
Intangibles	-	111.1	-
4.5 Other (provide details if material)	55.8	48.6	35

4.6 Total current assets	675.7	1,053.5	656.8
NON-CURRENT ASSETS			
4.7 Receivables	73.3	75.6	73.2
4.8 Investments (equity accounted)	583.5	576.1	577.7
4.9 Other investments	91.9	66.8	43.1
4.10 Inventories	0.6	3.1	3.1
4.11 Exploration and evaluation expenditure capitalised (see para.71 of AASB 1022)	-	-	-
4.12 Development properties (mining entities)	-	-	-
4.13 Other property, plant and equipment (net)	2,911.1	2,753.9	2,652.4
4.14 Intangibles (net)	881.5	910.9	1,265.4
Deferred expenditure	323.6	322.7	255.6
Tax assets	99.5	102.4	88.5
4.15 Other (provide details if material)	111	138.2	161.7
4.16 Total non-current assets	5,076.2	4,949.7	5,120.7
4.17 Total assets	5,751.9	6,003.2	5,777.5
CURRENT LIABILITIES			
4.18 Payables	371	539.2	410.8
4.19 Interest bearing liabilities	393.5	1,104.2	238.1
4.20 Provisions	183.2	179.3	167.1
Tax liabilities	45.6	31.3	38
4.21 Other (provide details if material)	9.1	17.4	25.8
4.22 Total current liabilities	1,002.4	1,871.4	879.8

NON-CURRENT LIABILITIES			
4.23 Payables	-	-	12.1
4.24 Interest bearing liabilities	2,110.7	1,577.9	2,130.7
4.25 Provisions	81.8	93.8	97
Tax liabilities	349.3	348.2	291.4
4.26 Other (provide details if material)	6.1	3.6	5.3
4.27 Total non-current liabilities	2,547.9	2,023.5	2,536.5
4.28 TOTAL LIABILITIES	3,550.3	3,894.9	3,416.3
4.29 NET ASSETS	2,201.6	2,108.3	2,361.2
EQUITY			
4.30 Capital/contributed equity	371.5	359.7	355.8
4.31 Reserves	1,066.4	981.2	945.7
4.32 Retained profits (accumulated losses)	555	565	754.8
4.33 Equity attributable to members of the parent entity	1,992.9	1,905.9	2,056.3
4.34 Outside equity interests in controlled entities	208.7	202.4	304.9
4.35 Total equity	2,201.6	2,108.3	2,361.2
4.36 Preference capital included as part of 4.33	-	-	-

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

	Current	Previous

	period	corresponding period
	AUDM	AUDM
5.1 Opening balance	-	-
5.2 Expenditure incurred during current period	-	-
5.3 Expenditure written off during current period	-	-
5.4 Acquisitions, disposals, revaluation increments, etc.	-	-
5.5 Expenditure transferred to Development Properties	-	-
5.6 Closing balance as shown in the consolidated balance sheet (item 4.11)	-	-

DEVELOPMENT PROPERTIES

(To be completed only by entities with mining interests if amounts are material)

	Current period	Previous corresponding period
	AUDM	AUDM
6.1 Opening balance	-	-
6.2 Expenditure incurred during current period	-	-
6.3 Expenditure transferred from		

exploration and evaluation	-	-
6.4 Expenditure written off during current period	-	-
6.5 Acquisitions, disposals, revaluation increments, etc.	-	-
6.6 Expenditure transferred to mine properties	-	-
6.7 Closing balance as shown in the consolidated balance sheet (item 4.12)	-	-

CONSOLIDATED STATEMENT OF CASH FLOWS

	Current period AUDM	Previous corresponding period AUDM
CASH FLOWS RELATED TO OPERATING ACTIVITIES		
7.1 Receipts from customers	1,937.6	1,930.3
7.2 Payments to suppliers and employees	(1,703)	(1,705.6)
7.3 Dividends received from associates	32.6	5.8
7.4 Other dividends received	-	-
7.5 Interest and other items of similar nature received	7.3	4.9

7.6 Interest and other costs of finance paid	(99.4)	(86.6)
7.7 Income taxes paid	(15.7)	(15.3)
7.8 Other (provide details if material)	-	-
7.9 Net operating cash flows	159.40	133.50
CASH FLOWS RELATED TO INVESTING ACTIVITIES		
7.10 Payment for purchases of property, plant and equipment	(237)	(94.7)
7.11 Proceeds from sale of property, plant and equipment	211.9	5.9
7.12 Payment for purchases of equity investments	(33.8)	(373.2)
7.13 Proceeds from sale of equity investments	2.8	11.7
7.14 Loans to other entities	(2.8)	(5.9)
7.15 Loans repaid by other entities	2.6	2.5
7.16 Other (provide details if material)	-	-
7.17 Net investing cash flows	(56.30)	(453.70)
CASH FLOWS RELATED TO FINANCING ACTIVITIES		
7.18 Proceeds from issues of securities (shares, options, etc.)	97.8	240.2
7.19 Proceeds from borrowings	801.0	263.5

7.20 Repayment of borrowings	(991.10)	(21)
7.21 Dividends paid	(98.1)	(178.8)
7.22 Other (provide details if material)	-	-
7.23 Net Financing Cash Flows	(190.400)	303.90
7.24 NET INCREASE (DECREASE) IN CASH HELD	(87.3)	(16.3)
7.25 Cash at beginning of period (see Reconciliation of cash)	100.7	22.6
7.26 Exchange rate adjustments to item 7.25	0.6	1.3
7.27 Cash at end of period (see Reconciliation of cash)	14.00	7.60

NON-CASH FINANCING AND INVESTING ACTIVITIES

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

N/A

RECONCILIATION OF CASH

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period AUDM	Previous corresponding period AUDM
8.1 Cash on hand and at bank	24.4	5.9

8.2 Deposits at call	2.7	2.0
8.3 Bank overdraft	(13.1)	(0.3)
8.4 Other (provide details)	-	-
8.5 Total cash at end of period (item 7.27)	14.00	7.60

RATIOS	Current period	Previous corresponding period
PROFIT BEFORE TAX / REVENUE		
9.1 Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	8.1 %	14.9 %
PROFIT AFTER TAX / EQUITY INTERESTS		
9.2 Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.9) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	4.2 %	10.1 %

EARNINGS PER SECURITY (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with AASB 1027: Earnings per Share		
(a) Basic EPS	22.7 c	59.7 c

(b) Diluted EPS (if materially different from (a))		
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	365,126,096	348,543,077

NTA BACKING (see note 7)	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	299 c	222 c

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Half Yearly Report/ASIC Half Yearly A/Cs & Media Release

Document date: Thu 07 Mar 2002 **Published:** Thu 07 Mar 2002 11:46:52
Document No: 258317 **Document part:** F
Market Flag: Y
Classification: Half Yearly Report , Half Yearly Audit Review , Half Yearly Directors' Statement , ASIC Half Yearly Accounts , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-03-07 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES

	Current period AUDM	Previous corresponding period AUDM
12.1 Interest revenue included in determining item 1.5	6.8	5.5
12.2 Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3 Interest costs excluded from borrowing costs, capitalised in asset values	-	-
12.4 Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5 Depreciation and amortisation (excluding amortisation of intangibles)	106.3	82.9

12.6 Other specific relevant items not shown in item 1.24 (see note 15) - - .

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT

13.1 Name of entity (or group of entities) N/A

13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired $

13.3 Date from which such profit has been calculated

13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period $

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT

14.1 Name of entity (or group of entities) N/A

14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control $

14.3 Date to which the profit (loss) in item 14.2 has been calculated

14.4 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period $

14.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control $

REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Financial Reporting by Segments. Because of the different structures *employed by entities, a pro forma is not provided. Segment information* should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

Refer Attachment D

DIVIDENDS (in the case of a trust, distributions)

15.1 Date the dividend (distribution) is payable 11/04/2002

15.2 Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00pm if securities are not CHESS approved, or security holding balances established by

5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved) 27/03/2002

15.3 If it is a final dividend, has it been declared (Preliminary final report only) N/A

AMOUNT PER SECURITY

	Amount per security	Franked Amount per security at 30% tax	Amount per security of foreign source dividend
(Preliminary final report only)			
15.4 Final dividend:			
Current year	- c	- c	- c
15.5 Previous year	- c	- c	- c
(Half yearly and preliminary final reports)			
15.6 Interim dividend:			
Current year	25 c	19 c	- c
15.7 Previous year	25 c	7 c	- c

TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)

(Preliminary final report only)

	Current year	Previous year
15.8 Ordinary securities	- c	- c
15.9 Preference securities	- c	- c

HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

OR

PRELIMINARY FINAL REPORT - FINAL DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

	Current period AUDM	Previous corresponding period AUDM
15.10 Ordinary securities	92.9	89.0
15.11 Preference securities	-	-
15.12 Other equity instruments	-	-
15.13 Total	92.9	89.0

The dividend or distribution plans shown below are in operation.

The Australian Gas Light Company Dividend Reinvestment Plan

The last date(s) for receipt of election notices for the dividend or distribution plans 27/03/2002

Any other disclosures in relation to dividends (distributions)

None

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES

Current period   Previous corresponding

	Current period AUDM	Previous corresponding period AUDM
16.1 Profit (loss) from ordinary activities before income tax	44.7	17.5
16.2 Income tax on ordinary activities	(4.3)	(3.9)
16.3 Profit (loss) from ordinary activities after income tax	40.40	13.60
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	40.40	13.60
16.6 Outside equity interests	-	-
16.7 Net profit (loss) attributable to members	40.40	13.60

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period AUDM	Previous corresponding period AUDM

Auscom Holdings Pty Ltd	50	50	5.6	1.2
Australian Pipeline Trust	30	30	8.8	5.3
ActewAGL	50	50	25.3	5.2
Agility Clough Lucas	50	-	1.8	-
TrustPower Limited	13.9*	13.9*	(1.4)	1.7
Other			0.3	0.2
17.2 Total			40.40	13.6
17.3 Other material interests				
-	-	-	-	-
17.4 Total				

* Relevant interest is 20.5%

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of securities	Number issued	Number quoted	Par value (cents)	Paid-up value (cents)
18.1 Preference securities (description)	-	-	-	-

18.2 Changes during current period				
(a) Increases through issues	-	-	-	-
(b) Decreases through returns of capital, buybacks, redemptions	-	-	-	-
18.3 Ordinary securities	371,674,336	371,674,336	-	-
18.4 Changes during current period				
(a) Increases through issues	11,915,391	11,915,391	-	-
(b) Decreases through *returns of capital*, buybacks	-	-	-	-
18.5 Convertible debt securities (description and conversion factor)	-	-	-	-
18.6 Changes during current period				
(a) Increases through issues	-	-	-	-
(b) Decreases through securities matured, converted	-	-	-	-
18.7 Options (description and conversion factor)			Exercise price (cents)	Expiry date

	-	-	-	-
18.8 Issued during current period	-	-	-	-
18.9 Exercised during current period	-	-	-	-
18.10 Expired during current period	-	-	-	-
18.11 Debentures (totals only)	-	-		
18.12 Unsecured notes (totals only)	-	-		

COMMENTS BY DIRECTORS

Comments on the following matters are required by ASX or, in relation to the half yearly statement, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

BASIS OF ACCOUNTS PREPARATION

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer to separate accompanying commentary

A description of each event since the end of the current period which has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

N/A

Franking credits available (amount): $ 52.7 million

Prospects for paying fully or partly franked dividends for at least the next year

It is expected that dividends paid during the next twelve months will be partly franked principally out of franking credits that will arise in the period.

Changes in accounting policies since the last annual report are disclosed as follows.

N/A

ADDITIONAL DISCLOSURE FOR TRUSTS

19.1 Number of units held by the management company or responsible entity or their related parties. N/A

19.2 A statement of the fees and commissions payable to the management company or responsible entity.

Identify:

initial service charges
management fees
other fees

ANNUAL MEETING
(Preliminary final report only)

The annual meeting will be held as follows:

Place	N/A
Date	
Time	
Approximate date the annual report will be available	

COMPLIANCE STATEMENT

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used
N/A

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on accounts to which one of the following applies.

(Tick one)

The accounts have been audited.	x The accounts have been subject to review.
The accounts are in the process of being audited or subject to review.	The accounts have not yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached.
(Half yearly report only - the audit report or review by the auditor must be attached to this report if the report is to satisfy the requirements of the Corporations Law.)

6 The entity has a formally constituted audit committee.

M J Phillips
CHAIRMAN
07/03/2002

A full copy of the ASIC Half Yearly Accounts are available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

MORE TO FOLLOW

Half Yearly Report/ASIC Half Yearly A/Cs & Media Release

Document date: Thu 07 Mar 2002 **Published:** Wed 13 Mar 2002 12:31:39
Document No: 258317 **Document part:** G
Market Flag: Y
Classification: Half Yearly Report , Half Yearly Audit Review , Half Yearly Directors' Statement , ASIC Half Yearly Accounts , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-03-07 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

ATTACHMENT A

DETAILS OF SIGNIFICANT ITEMS INCLUDED IN REVENUES AND EXPENSES (ITEM 1.24) FROM ORDINARY ACTIVITIES

SIGNIFICANT ITEMS	CONSOLIDATED	
	2001	2000
	$M	$M
Profit on sale of businesses	0.0	54.3
(Income tax benefit applicable $11.4 million)		
Profit on sale of surplus property held for sale	0.0	2.3
(Income tax expense applicable nil)		
Gain relating to contract settlement in New Zealand	9.6	0.0
(Income tax expense applicable $3.1 million)		
Losses incurred due to the increase in wholesale electricity prices in New Zealand	45.5	0.0
(Income tax benefit applicable $15.0 million)		
Writedown of telecommunication investment	45.0	0.0
(Income tax benefit applicable nil)		

ATTACHMENT B

DETAILS OF REVENUES AND EXPENSES (ITEM 1.24) FROM ORDINARY ACTIVITIES ARE AS FOLLOWS:

CONSOLIDATED

	2001	2000
	$M	$M
(A) REVENUE FROM ORDINARY ACTIVITIES		
Sales of goods		
Operating activities	1,312.0	1,428.0
Other activities	3.2	4.2
Provision of services		
Construction contracts	43.1	27.7
Other operating activities	167.7	136.0
Interest		
Associates and joint venture entities	2.4	2.7
Other entities		
Operating activities	3.9	2.1
Other activities	0.5	0.7
Equity share of profits		
Joint venture entities	32.6	6.4
Associates	7.8	7.2
Share of partnership profits (losses)	(0.3)	0.2
Disposals of assets		
Operating activities	198.9	233.6
Other activities	0.0	4.7
Rents Other Activities	0.4	0.1
Write-back of provisions no longer required		
Employee entitlements	1.0	1.5
Other	0.4	6.8
Net foreign currency exchange gain from non-speculative dealing	0.0	0.0
	1,773.6	1,861.9

All revenue relates to operating activities unless otherwise stated.

(B) EXPENSES FROM ORDINARY ACTIVITIES		
Cost of goods sold	870.5	904.3
Administrative costs	71.1	61.1
Depreciation and amortisation	114.5	99.0
Employee entitlements	159.3	126.1
Carrying value of assets/business disposed	192.4	173.5

Losses and writedowns relating to controlled entities	90.5	0.0
Other expenses	43.7	132.8
	1,542.0	1,496.8

MORE TO FOLLOW

Half Yearly Report/ASIC Half Yearly A/Cs & Media Release

Document date: Thu 07 Mar 2002 **Published:** Wed 13 Mar 2002 13:04:52
Document No: 258317 **Document part:** H
Market Flag: Y
Classification: Half Yearly Report , Half Yearly Audit Review , Half Yearly Directors' Statement , ASIC Half Yearly Accounts , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-03-07 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

ATTACHMENT D

REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

INDUSTRY SEGMENTS	REVENUE	OPERATING RESULT	TOTAL ASSETS
	CURRENT PERIOD		
	$A MILLIONS		
ENERGY			
Infrastructure			
Gas networks	169.2	85.7	1,170.9
Electricity networks	81.0	28.1	1,100.2
Agility	75.2	19.0	44.8
	325.4	132.8	2,315.9
Sales and marketing	1,013.3	64.9	691.5
Less network charges	204.5	0.0	0.0
	808.8	64.9	691.5
	1,134.2	197.7	3,007.4
Investments	36.4	33.8	386.7
Power generation	4.3	1.9	202.2
LPG	17.7	11.4	112.9
International business	549.2	51.6	1,771.6
	1,741.8	296.4	5,480.8
Property	3.9	(0.6)	73.9
Telecommunications	25.5	(57.2)	86.7
Other	0.5	(4.3)	4.4
Segment totals	1,771.7	234.3	5,645.8

Unallocated items	5.0	(2.7)	106.1
	1,776.7	231.6	5,751.9
Less: inter-segment revenue	3.1	0.0	0.0
borrowing costs	0.0	91.4	0.0
	1,773.6	140.2	5,751.9

Inter-segment revenue was derived as follows:

Property	0.1
Other	0.3
Unallocated	2.7
	3.1

Inter-segment pricing is on an "arms-length" basis.

Revenue is principally drived from:

(i) Energy Infrastructure

Gas networks - distribution of natural gas.

Electricity networks - distribution of electricity.

Agility - provision of infrasturcture management and maintenance services

Sales an marketing - sale of natural gas and electricity.

Investments - investments in pipeline and energy entities.

Power generation - generation and sale of electricity.

LPG - extraction and sale of LPG and investment in a joint entity involved in the LPG industry.

International business - distribution of natural gas and investments in foreign entities involved in the gas and electricity industries.

(ii) Property - sale and rental of properties.

(iii) Telecommunications - investment in entities involved in the telecommunications industry.

(iv) Other - business development activities and revenue from other activities.

GEOGRAPHICAL SEGMENTS

Australia	1,224.1	180.3	3,977.0
New Zealand	532.4	50.2	1,604.8
Other	17.1	1.1	170.1
	1,773.6	231.6	5,751.9

There was no material inter-segment revenue.

MORE TO FOLLOW

Half Yearly Report/ASIC Half Yearly A/Cs & Media Release

Document date: Thu 07 Mar 2002 **Published:** Wed 13 Mar 2002 13:41:29
Document No: 258317 **Document part:** I
Market Flag: Y
Classification: Half Yearly Report , Half Yearly Audit Review , Half Yearly Directors' Statement , ASIC Half Yearly Accounts , Dividend Books Closing , Dividend Pay Date , Dividend Rate
AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-03-07 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

ATTACHMENT E

NOTE 1 - BASIS OF ACCOUNTING

This general purpose half-year consolidated financial report has been prepared in accordance with the Corporations Act 2001, accounting standard AASB 1029 "Interim Financial Reporting". Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board as applicable to the half year report. The accounting policies applied in the preparation and presentation of the report are consistent with those applied in respect of the report for the year ended 30 June 2001. The half-year report does not include disclosures of the type normally included in the annual report. It is recommended that this financial report be read in conjunction with the 2001 annual report and any public announcements made by the Parent Entity during the half-year in accordance with any continuous disclosure obligations arising under the Corporations Act 2001.

NOTE 2 - NON-CASH FINANCING AND INVESTING ACTIVITIES

There were no material non-cash financing or investing activities during the half-year ended 31 December 2001.

NOTE 3 - ROUNDING OF AMOUNTS

Unless otherwise specified, amounts in the financial report are shown to the nearest tenth of a million dollars in accordance with ASIC class order 98/0100 issued 10 July 1998. The Parent Entity is an entity to which the class order applies.

NOTE 4 - CONTINGENT LIABILITIES

	2001	2000
	$M	$M
Bank guarantees in respect of the consolidated entity	32.4	30.6
Guarantees in respect of associates	5.0	5.0
	37.4	35.6

Half Year Results Presentation

Document date: Thu 07 Mar 2002 **Published:** Fri 08 Mar 2002 10:48:03
Document No: 258355 **Document part:** A
Market Flag: N
Classification: Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-03-07 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

A full copy of this presentation material is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

NGC confirms return to profitability with $16.1m H/YEarnings

Document date: Thu 21 Feb 2002 **Published:** Thu 21 Feb 2002 09:55:33
Document No: 256974 **Document part:** A
Market Flag: Y
Classification: Periodic Reports - Other
AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-02-21 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

Please find attached media release from Natural Gas Corporation Holdings Limited (NGC) which was released to the New Zealand Stock Exchange this morning. NGC is a 66% owned subsidiary of The Australian Gas Light Company (AGL).

Further Enquiries:
Bill McLaughlin,
GROUP MANAGER CORPORATE AFFAIRS
Direct: (02) 9922 8349
Mobile: 0402 060 147

NATURAL GAS CORPORATION
NEWS MEDIA RELEASE

Natural Gas Corporation Holdings Limited (NGC) today confirmed a return to profitability, announcing net earnings of $16.1 million for the half year ended 31 December 2001.

Chairman, Mr Greg Martin, also announced an early return to dividend payments, with the Company to pay an interim dividend of 3 cents per share on 25 March 2002 to shareholders registered on 15 March 2002. The dividend is unimputed because of the effect of last year's losses on the Company's imputation credits, and Mr Martin said it may be another two dividend payments before NGC utilises its tax losses and resumes fully imputed dividend payments.

"Having regard to both the satisfactory earnings performance and strong cashflows by the Company during the first half of this financial year, the Directors have approved a distribution equivalent to 100 percent of the period's pre-tax earnings to shareholders," he said.

He said NGC's return to profitability demonstrated the rapid recovery from the previously signalled after-tax loss of about $40 million from electricity retailing in July 2001, prior to the Company's exit from that business. The latest period earnings, which compare with $31 million for the 2000 half year, include three abnormal items. Two of these relate to NGC's now discontinued electricity retailing activities. The abnormal items amounted to a loss of $24.6 million after tax.

Mr Martin said pre-abnormal earnings from NGC's continuing businesses, excluding the discontinued electricity retailing activities, increased by 80 percent to $47.3 million.

"The speed of our financial recovery, together with the significant improvement in earnings from our ongoing businesses, confirms the underlying strength of these activities and demonstrates their ongoing ability to contribute quality cashflows and earnings."

Chief Executive Officer, Mr Phil James, said: "Each business unit has performed with distinction, improving its earnings contribution from increased sales and operating cost efficiencies. The return to profit has been driven by significant increases in natural gas, gas liquids and electricity generation sales, higher gas transportation volumes and the expansion of NGC's energy metering business."

In addition, margins had improved and operating and debt servicing costs had declined. Mr James said NGC's first half results had also benefited from strong generation and wholesale gas sales resulting from the cold 2001 winter and low hydro reserves.

Mr Martin concluded; "NGC is putting the electricity retailing events

of 2001 behind it and focusing its full energies on the future. The Company has a solid financial base and is on target to achieve improved returns to its shareholders. We look ahead with confidence as we refine our business strategy and seek growth opportunities in a growing and still-evolving energy market."

For further information contact:

Keith FitzPatrick
COMMUNICATIONS MANAGER
Natural Gas Corporation
Phone: 04 - 576 8804
Mobile: 027 - 443 8349

or visit the NGC website: www.natgas.co.nz

MORE TO FOLLOW

NGC confirms return to profitability with $16.1m H/YEarnings

Document date: Thu 21 Feb 2002 **Published:** Thu 21 Feb 2002 10:04:45
Document No: 256974 **Document part:** B
Market Flag: Y
Classification: Periodic Reports - Other
AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-02-21 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX I (Rule 10.4)
PRELIMINARY HALF YEAR REPORT ANNOUNCEMENT
NZ STOCK EXCHANGE

Name of Company Natural Gas Corporation Holdings Limited

For HALF YEAR ended 31/12/2001
(referred to in this report as the "current *half year/full year")

Preliminary HALF YEAR report on consolidated results (including the results for the previous corresponding HALF YEAR) in accordance with Listing Rule 10.4.2.

This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note (X) attached] and is based on unaudited accounts. If the report is based on audited accounts, any qualification made by the auditor is to be attached.

The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

NOTE: This consolidated operating statement should be read in conjunction with the **supplementary statement after line 4(c), as to the unrealised net change in the value of investment properties.

CONSOLIDATED OPERATING STATEMENT

	Current HALF YEAR NZD'000	UP/(DOWN)%	Previous Corresponding HALF YEAR NZD'000
1. OPERATING REVENUE			
(a) Sales revenue	*406,065*	*Down 36.1%*	*635,051*
(b) Other revenue	-		-
(c) Total operating revenue	406,065		635,051
2(a) OPERATING *SURPLUS (DEFICIT) BEFORE UNUSUAL ITEMS AND TAX	63,960		46,348
(b) Unusual Items for Separate Disclosure	(41,256)		7,031
(c) Operating *Surplus (deficit) beforer tax	22,704	Down 57.5%	53,379
(d) Less tax on Operating Profit	6,545		22,055
(e) Operating *Surplus (deficit) after Tax but before Minority Interest	16,159		31,324
(f) Less Minority Interests	606		400
(g) Equity Earnings (detail in Item 19 below)	513		108
(h) OPERATING *SURPLUS(DEFICIT) AFTER TAX ATTRIBUTABLE TO MEMBERS OF THE LISTED ISSUER	16,066	Down 48.2%	31,032
3(a) Extraordinary Items after tax [detail in Item 6(a) below]	-		-
(b) Less minority interests	-		-
(c) Extraordinary items after tax attributable to Members	-		-
4(a) TOTAL OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX [2(e)+2(g)+3(a) ABOVE]	16,672		31,432

(b) Operating Surplus (deficit) and Extraordinary Items after Tax attributable to Minority Interests [Items 2(f)+3(b) above]	606			400
(c) OPERATING *SURPLUS (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX ATTRIBUTABLE TO MEMBERS [2(h)+3(c) ABOVE]	16,066	Down	48.2%	31,032

** The supplementary statement to detail the treatment and amounts of unrealised net changes in the value of investment properties adopted in accordance with SSAP 17 and showing the relevant lines of the consolidated operating statement adjusted to take into account that treatment.

MORE TO FOLLOW

NGC confirms return to profitability with $16.1m H/YEarnings

Document date: Thu 21 Feb 2002 **Published:** Fri 22 Feb 2002 10:54:51
Document No: 256974 **Document part:** C
Market Flag: Y
Classification: Periodic Reports - Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-02-21 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

5 DETAILS OF SPECIFIC RECEIPTS/OUTLAYS,
REVENUES/EXPENSES FOR HALF YEAR

	CONSOLIDATED	
# Items marked in this way need be shown only where their inclusion as revenue or exclusion from expenses has had a material effect on reported profit(loss).	Current HALF YEAR NZD'000	Previous HALF YEAR NZD'000
(a) Interest revenue included in Item 2(c) above	1,516	1,219
(b) # Interest revenue included in Item 5(a) above but not yet received	-	-
(c) Interest expense included in 2(c) above (include all interest, lease finance charges, etc.)	37,344	42,821
(d) # Interest costs excluded from Item above and capitalised in asset values	97	87
(e) # Outlays (other than those arising from the acquisition of an existing business) capitalised in tangibles	-	-

(f) Depreciation including all forms of amortisation and writing down of property/investment	69,772	45,523
(g) Write-off of intangibles	3,443	16,212
(h) Unrealised changes in value of investments	513	108

6(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

Items of revenue or expense which are of such size and incidence or such nature that their disclosure is necessary to explain the performance of the entity - as required by FRS9.

CONSOLIDATED - CURRENT HALF YEAR

DETAILS AND COMMENTS	BEFORE TAX NZD'000	RELATED TAX NZD'000	AFTER TAX NZD'000
UNUSUAL ITEMS (item 2(b) above)			
High energy costs associated with the increase in wholesale electricity prices in July 2001	(67,703)	25,398	(42,305)
Recovery of overcharged electricity and network costs	14,447	(4,768)	9,679
Receipt of Gas Commitment Fee	12,000	(3,960)	8,040
TOTAL UNUSUAL ITEMS	(41,256)	16,670	(24,586)

EXTRAORDINARY

-	-	-	-

TOTAL EXTRAORDINARY ITEMS	-	-	-

6(b) COMMENTS BY DIRECTORS

If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i) Material factors affecting the revenues and expenses of the group for the current HALF YEAR

(a) Refer to unusual items above.

(b) During the period NGC entered into hedge arrangements to cover its generation position. These hedges included a hedge entered into in the winter of 2001 structured at prices expected to match the profile of spot prices over the period of the hedge. The impact of this hedge profile in these six month financial statements is to increase revenue earned by $13 million relative to the revenue that could be expected to be earned had the average hedge price applied. This hedge arrangement matures on 31/03/2002.

(c) NGC disposed of its electricity retail customer base in July and August 2001.

ii) Significant trends or events since end of current HALF YEAR

Nil

iii) Changes in accounting policies since last Annual Report and/or last Half Yearly Report to be disclosed

Nil

7 EARNINGS PER SHARE

Earnings in cents per ordinary share based on the weighted average number of shares on issue *during the period and Operating* profit (loss) after tax attributable to members of Listed Issuer (Item 2(f) above] after deducting therefrom any provision for preference dividends.	CONSOLIDATED	
	Current HALF YEAR *Cents*	Previous HALF YEAR *Cents*
Basic EPS	2.1	4.3
Diluted EPS		

8(a) MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:

i) Name of subsidiary or group of subsidiaries

-

ii) Contribution to consolidated operating profit (loss) and extraordinary items after tax -

iii) Date from which such contribution has been calculated -

iv) Operating profit (loss) and extraordinary items after tax of the subsidiary for the previous corresponding half year/full year -

8(b) MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:

i) Name of subsidiary or group of subsidiaries -

ii) Contribution to consolidated operating profit (loss) and extraordinary items after tax from operation of subsidiary -

iii) Date to which such contribution has been calculated -

iv) Contribution to consolidated operating profit (loss) and extraordinary items after tax for the previous corresponding half year/full year -

v) Contribution to consolidated operating profit (loss) and extraordinary items from sale of subsidiary -

9 REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the Listed Issuer is to be reported for the half year/full year in accordance with the provisions of SSAP:23 Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the half year/full year report:

SEGMENTS

- Operating revenue		
* Sales to customers outside the group	-	-
* Intersegment sales	-	-
* Unallocated revenue	-	-
- Total revenue (consolidated total equal to Item 1(c) above)	-	-
- Segment result	-	-
- Unallocated expenses	-	-
- Operating profit after tax (before equity accounting) [Equal to Item 2(c) above]	-	-
- Segment assets	-	-
- Unallocated assets	-	-
- Total assets [Equal to Item 10(n) below]	-	-

MORE TO FOLLOW

NGC confirms return to profitability with $16.1m H/YEarnings

Document date: Thu 21 Feb 2002 **Published:** Fri 22 Feb 2002 12:31:37
Document No: 256974 **Document part:** D
Market Flag: Y
Classification: Periodic Reports - Other
AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-02-21 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

STATEMENT OF ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

[Note (VIII) attached has particular relevance for the preparation of this statement]

CONSOLIDATED

	At end of current HALF YEAR	As shown in last Annual Report	If half yearly as shown in last Half Yearly Report
	NZD'000	NZD'000	NZD'000
10. Current Assets			
(a) Cash	-	11,358	-
(b) Receivables	126,186	169,495	181,340
(c) Gas Entitlements	40,221	27,115	40,258
(d) Inventories	7,801	7,503	8,715
(e) Other	-	153,894	26,355
(f) TOTAL CURRENT ASSETS	174,208	369,365	256,668

NON-CURRENT ASSETS

(g) Receivables	-	-	-
(h) Investments	3,184	2,986	3,512
(i) Gas Entitlements	123,217	165,618	153,658
(j) Property, plant and equipment	1,330,877	1,302,900	1,221,692
(k) Intangibles	104,487	104,727	532,560
(l) Deferred Expenditure	7,835	8,173	8,933
(m) TOTAL NON CURRENT ASSETS	1,569,600	1,584,404	1,920,355
(n) TOTAL ASSETS	1,743,808	1,953,769	2,177,023

11. CURRENT LIABILITIES

(a) Accounts payable	104,416	245,751	158,115
(b) Borrowings	10,525	826,465	118,667
(c) Amounts due to Group Companies	-	-	-
(d) Other	-	-	-
(e) TOTAL CURRENT LIABILITIES	114,941	1,072,216	276,782

NON-CURRENT LIABILITIES

(f) Accounts payable	-	-	-
(g) Borrowings	840,159	113,840	792,897
(h) Deferred Taxation	113,833	107,288	77,884
(i) Deferred Income	682	877	1,915
(j) TOTAL NON-CURRENT LIABILITIES	954,674	222,005	872,696
(k) TOTAL LIABILITIES	1,069,615	1,294,221	1,149,478
(l) NET ASSETS	674,193	659,548	1,027,545

12. SHAREHOLDERS' EQUITY

(a) Share capital	764,087	764,921	776,091
(b) Reserves			
- Revaluation Reserve	116,222	116,222	116,222
- Other reserves	-	-	-
(c) Retained profits (accumulated losses)	(216,089)	(232,155)	123,676
(d) SHAREHOLDERS' EQUITY ATTRIBUTABLE TO MEMBERS			

OF THE HOLDING COMPANY	664,220	648,988	1,015,989
(e) Outside equity interests in subsidiaries	9,973	10,560	11,556
(f) TOTAL SHAREHOLDERS' EQUITY	674,193	659,548	1,027,545

STATEMENT OF CASH FLOWS FOR

[See Note (IX) attached]

	Current HALF YEAR	Previous Corresponding HALF YEAR
13. CASH FLOWS FROM OPERATING ACTIVITIES		
(a) Receipts from customers	530,305	671,319
(b) Interest received	1,561	1,219
(c) Dividends received	100	126
(d) Payment to suppliers and employees	(442,845)	(532,326)
(e) Payments for Gas Entitlements	(7,105)	(13,033)
(f) Interest Paid	(47,784)	(44,101)
(g) Income Taxes and Supplementary Dividends	-	(2,409)
(h) Income Tax Refund	16,344	-
(h) NET OPERATING CASH FLOWS	50,576	80,795
14. CASH FLOWS RELATED TO INVESTING ACTIVITIES		
(a) Cash proceeds from sale of property, plant and equipment	15	-
(b) Cash proceeds from sale of equity investments and businesses	98,908	-
(c) Loans repaid by other entities	-	-
(d) Cash paid for purchases of property, plant and equipment	(59,062)	(16,043)
(e) Interest paid - capitalised	(97)	(87)
(f) Cash paid for purchases of		

equity investments and businesses	-	(46,615)
(g) Loans to other entities	50	491
(h) Other	-	-
(i) NET INVESTING CASH FLOWS	39,814	(62,254)

15. CASH FLOWS RELATED TO FINANCING ACTIVITIES

(a) Cash proceeds from issue of shares, options, etc.	-	-
(b) Borrowings	-	64,246
(c) Repayment of borrowings	(96,854)	(66,420)
(d) Dividends paid	(1,192)	(27,960)
(e) Buyback of shares	(10,935)	(894)
(f) NET FINANCING CASH FLOWS	(108,981)	(31,028)

16. NET INCREASE (DECREASE) IN CASH HELD	(18,591)	(12,487)
(a) Cash at beginning of HALF YEAR	11,358	12,487
(b) Exchange rate adjustments to item 16(a) above	-	-
(c) CASH AT END OF HALF YEAR	(7,233)	-

17. NON-CASH FINANCING AND INVESTING ACTIVITIES

Provides details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash flows.

-

MORE TO FOLLOW

NGC confirms return to profitability with $16.1m H/YEarnings

Document date: Thu 21 Feb 2002 **Published:** Fri 22 Feb 2002 12:40:04
Document No: 256974 **Document part:** E
Market Flag: Y
Classification: Periodic Reports - Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-02-21 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

18. RECONCILIATION OF CASH

For the purposes of the above statement of cash flows, cash includes:

-

Cash at the end of the of the HALF YEAR as shown in the statement of cash flows is reconciled to the related items in the account as follows:	Current HALF YEAR NZD'000	Previous HALF YEAR NZD'000
Cash on hand and at bank	-	-
Deposits at call	-	-
Bank Overdraft	(7,233)	-
Other (provide details)	-	-
TOTAL = CASH AT END OF HALF YEAR [Item 16(c) above]	(7,233)	-

19. EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

Information attributable to the reporting group's shares of

investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP 8: Accounting for Business Combinations).

	Current HALF YEAR	Previous HALF YEAR
(i) GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES		
(a) OPERATING PROFIT(LOSS) BEFORE TAX	-	-
(b) Less tax	-	-
(c) OPERATING PROFIT(LOSS) AFTER TAX	513	108
(d) (i) *Extraordinary items* (gross)	-	-
(ii) Less tax	-	-
(iii) Extraordinary items (net)	-	-
(e) OPERATING PROFIT(LOSS) AND EXTRAORDINARY ITEMS AFTER TAX	513	108
(f) Less dividends paid to group	100	126
(g) NET ADDITION TO (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS FROM CURRENT PROFITS (ITEM 2(e) ABOVE)	413	(18)

(ii) MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES

(a) The Group has a material (from group's viewpoint) interest in the following corporations:

NAME OF ENTITY	Percentage of ordinary shares	Combinations of operating profit

	held at end of HALF YEAR		(loss) and extraordinary items after tax	
EQUITY ACCOUNTED ASSOCIATED ENTITIES	Current HALF YEAR	Previous HALF YEAR	Current HALF YEAR	Previous HALF YEAR
			NZD'000	NZD'000
			Equity Accounted	
Wanganui Gas Ltd	25.1	25.1	513	126
Pacific Energy Ltd	25.0	25.0	-	-
OTHER MATERIAL INTERESTS			Not Equity Accounted	
-	-	-	-	-

(b) INVESTMENTS IN ASSOCIATED COMPANIES

	Current HALF YEAR	Previous Corresponding HALF YEAR
	NZD'000	NZD'000
Statutory Carrying Value of Investments in Associated Companies (SCV)	2,484	1,938
Share of Associated Companies' Retained Profits and Reserves not included in SCV:	-	-
Retained Profits	-	-

Reserves	-	-
Equity Carrying Value of Investments	2,484	1,938

20. ISSUED AND QUOTED SECURITIES AT END OF CURRENT HALF YEAR

Category of Securities	Number Issued	Number Quoted	Par Value Cents	Paid-Up Value Cents
PREFERENCE SHARES: #(Description)	-	-	-	-
Issued during current HALF YEAR	-	-	-	-
ORDINARY SHARES:	774,895,590	-	-	-
Issued during current HALF YEAR	-	-	-	-
CONVERTIBLE NOTES: #(Description)	-	-	-	-
Issued during current HALF YEAR	-	-	-	-

			Exercise Price	Expiry Date
OPTIONS:	-	-	-	-
Issued during current HALF YEAR	-	-	-	-

Exercised during current
HALF YEAR - - - -

Expired during current
HALF YEAR - - - -

DEBENTURES - Totals only: - -

UNSECURED NOTES - Totals
only: - -

Description includes rate of interest and any redemption or conversion rights together with prices and dates thereof.

21. DIVIDEND

If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.

22. ANNUAL MEETING

(a) The meeting will held at N/A

(b) Date: N/A Time: -

(c) Approximate date of availability of printed accounts:
N/A

If this HALF YEAR was approved by resolution of the Board of Directors, please indicate date of meeting: 19/02/2002

(DIRECTOR)/(COMPANY SECRETARY)
20/02/2002

A full copy of this announcement which includes notes and Appendix 7,

is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

Media Rel. re: Natural Gas Corporation

Document date: Fri 01 Feb 2002 **Published:** Fri 01 Feb 2002 14:50:40
Document No: 255504 **Document part:** A
Market Flag: N
Classification: Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-02-01 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

Natural Gas Corporation Holdings Limited (NGC) said today it noted the Commerce Commission's advice this week that it was still investigating NGC's sale of electricity customer bases to Genesis Power Limited and Meridian Energy Limited during 2001.

From an NGC perspective, the contracts were settled in July and August 2001. Performance of the contracts has been largely and successfully completed. Ownership of the customers passed in each case on settlement. NGC was contracted to provide transitional customer services past settlement. Those services have now been completed for Meridian and are largely complete for Genesis.

The Commerce Act does not provide a power to require reversal of the customer sales. NGC accordingly considers that any issues relating to the future ownership of the customer bases are ones for Meridian and Genesis. NGC has been cooperating with the Commission in its investigation and awaits the outcome of that with interest.

Contact:
Keith FitzPatrick
Communications Manager
Natural Gas Corporation
Wellington
Phone: 04 - 576 8804
Mobile: 027 443 8349

AGL power plant delivers new energy to SA market

Document date: Thu 17 Jan 2002 **Published:** Thu 17 Jan 2002 11:54:47
Document No: 254458 **Document part:** A
Market Flag: N
Classification: Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-01-17 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

AGL today announced that its new Hallett Power generation plant had delivered its first quantities of electricity to the South Australian market.

Managing Director Greg Martin said he was delighted that the plant had dispatched more than 40 MW into the South Australian market as part of the plant's commissioning process.

The announcement came as South Australian Premier Rob Kerin toured the facility and started one of the 12 generation turbines which will provide electricity for the South Australian market.

Mr Martin said: "The Hallett plant will provide South Australia with added security of supply when the state needs it most - on very high temperature days when electricity consumption soars."

The Premier's visit coincided with the final stages of construction and an ongoing program of commissioning each of the generation units. The program will see the plants output capacity grow from 45MW today to 180MW over the coming months.

Mr Martin added: "We intend adding a further 50MW (taking plant capacity to between 230 - 250MW) in the medium term to meet growing electricity demand in South Australia."

Media enquiries contact: Geoff Donohue
Mobile: 0402 060 751

DE

ASIC registered agent number 220
lodging party or agent name Bruce Miller
office, level, building or PO Box AGL Centre
street number & name 111 Pacific Highway
suburb/city North Sydney state/territory NSW postcode 2060
telephone (02) 9922 8203
facsimilie (02) 9922 3352
DX number suburb/city

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
017858447

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

IPC
7 JAN 2002

form 207

Corporations Law
254X(1)

Notification of share issue

company name The Australian Gas Light Company
A.C.N. 052 167 405

Details of the issue

date of issue (d/m/y) 24/12/2001 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary

If you are listing any of the common classes of shares shown below show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares Issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	15,000.00	8.5000	0.0000

1. Have the shares been issued for cash? ☒ Yes ☐ No
   If Yes, lodge this form. No other forms are required. **If No.,** see item 2
2. Were some or all of the shares issued under a written contract? ☐ Yes ☐ No
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract
   If No., Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name Leslie James Fisk capacity Secretary

sign here [signature] date 02/01/2002

Initial Director`s Interest Notice x 8

Document date: Fri 04 Jan 2002 **Published:** Mon 07 Jan 2002 12:44:46
Document No: 253193 **Document part:** A
Market Flag: N
Classification: Initial Director's Interest Notice
AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-01-04 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++

APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of entity The Australian Gas Light Company

ABN 052 167 405

We (the entity) give ASX the following information under listing 3.19A.1 and agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director M J Phillips

Date of Appointment 05/11/1992

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

60,836 shares

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest Number & class of Securities

Nil

Part 3 - Director's interest in contracts:

Detail of contract Nil

Nature of interest -

Name of registered holder
(if issued securities) -

No and class of securities
to which interest relates -

APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of entity The Australian Gas Light Company

ABN 052 167 405

We (the entity) give ASX the following information under listing 3.19A.1 and agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director M R G Johnson

Date of Appointment 07/04/1988

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

101,985 shares

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of Securities
Nil	

Part 3 - Director's interest in contracts

Detail of contract	Nil
Nature of interest	-
Name of registered holder (if issued securities)	-
No and class of securities to which interest relates	-

APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of entity	The Australian Gas Light Company
ABN	052 167 405

We (the entity) give ASX the following information under listing 3.19A.1 and agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	R A Brierley

Date of Appointment 21/01/1987

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

28,563 shares

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of Securities
Nil	

Part 3 - Director's interest in contracts

Detail of contract Nil

Nature of interest -

Name of registered holder
(if issued securities) -

No and class of securities
to which interest relates -

APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of entity The Australian Gas Light Company

ABN 052 167 405

We (the entity) give ASX the following information under listing 3.19A.1 and agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director G J Reaney

Date of Appointment 07/04/1988

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

21,257 shares

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Shareholder in the following company:

Name of holder & nature of interest	Number & class of Securities
Renilton Pty Ltd	14,675 shares

Part 3 - Director's interest in contracts

Detail of contract Nil

Nature of interest -

Name of registered holder
(if issued securities) -

No and class of securities

to which interest relates -

MORE TO FOLLOW

Initial Director`s Interest Notice x 8

Document date: Fri 04 Jan 2002 **Published:** Mon 07 Jan 2002 13:08:48
Document No: 253193 **Document part:** B
Market Flag: N
Classification: Initial Director's Interest Notice
AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-01-04 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++

APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of entity The Australian Gas Light Company

ABN 052 167 405

We (the entity) give ASX the following information under listing 3.19A.1 and agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director D C K Allen

Date of Appointment 22/10/1996

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

33,942 shares

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest Number & class of Securities

Nil

Part 3 - Director's interest in contracts:

Detail of contract Nil

Nature of interest -

Name of registered holder
(if issued securities) -

No and class of securities
to which interest relates -

APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of entity The Australian Gas Light Company

ABN 052 167 405

We (the entity) give ASX the following information under listing 3.19A.1 and agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director C J Hewson

Date of Appointment 22/10/1996

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

14,255 shares

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of Securities
Nil	

Part 3 - Director's interest in contracts

Detail of contract Nil

Nature of interest -

Name of registered holder
(if issued securities) -

No and class of securities
to which interest relates -

APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of entity The Australian Gas Light Company

ABN 052 167 405

We (the entity) give ASX the following information under listing 3.19A.1 and agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director A B Daniels

Date of Appointment 22/10/1996

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

8,945 shares

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	Number & class of Securities
Nil	

Part 3 - Director's interest in contracts

Detail of contract Nil

Nature of interest -

Name of registered holder
(if issued securities) -

No and class of securities
to which interest relates -

APPENDIX 3X

INITIAL DIRECTOR'S INTEREST NOTICE

Name of entity The Australian Gas Light Company

ABN 052 167 405

We (the entity) give ASX the following information under listing 3.19A.1 and agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director G J W Martin

Date of Appointment 01/03/2001

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

526,624 shares

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

Shareholder in the following company:

Name of holder & nature of interest	Number & class of Securities
Nil	

Part 3 - Director's interest in contracts

Detail of contract Nil

Nature of interest -

Name of registered holder
(if issued securities) -

No and class of securities

to which interest relates -

Appendix 3B-Pursuant to Share Loan Plan

Document date: Wed 02 Jan 2002 **Published:** Wed 02 Jan 2002 15:28:39
Document No: 252943 **Document part:** A
Market Flag: N
Classification: Appendix 3B

AUSTRALIAN GAS LIGHT COMPANY (THE) 2002-01-02 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B

NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Australian Gas Light Company (The)

ABN
95 052 167 405

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Ordinary shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	15,000
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5. Issue price or consideration	$8.50
6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to Share Loan Plan
7. Dates of entering securities into uncertified holdings or despatch of certificates	24 December 2001

	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	371,674,336	Fully paid ordinary shares

	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	-	-

10.Dividend policy (in the case of a trust, distribution policy) on the increased capital *(interests)*	To rank equally with all other shares on issue.

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

11. Is security holder approval required	No - previously approved

12. Is the issue renounceable or non-renounceable	Renounceable
13. Ratio in which the securities will be offered	As determined by directors
14. Class of securities to which the offer relates	Ordinary shares
15. Record date to determine entitlements	24 December 2001
16. Will holdings on different registers (or subregisters) be aggregated for calculating entitlements	There is only one central register
17. Policy for deciding entitlements *in relation to fractions*	As per terms and conditions *of share loan plan*
18. Names of countries in which the entity has security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19. Closing date for receipt of acceptances or renunciations	24 December 2001
20. Names of any underwriters	N/A
21. Amount of any underwriting fee	-

or commission

22. Names of any brokers to the issue	N/A
23. Fee or commission payable to the broker to the issue	N/A
24. Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	N/A
25. If the issue is contingent on security holders' approval, the date of the meeting	N/A
26. Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27. If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28. Date rights trading will begin (if applicable)	N/A
29. Date rights trading will end (if applicable)	N/A
30. How do security holders sell	N/A

their entitlements in full
through a broker

31. How do security holders sell part of their entitlements through a broker and accept for the balance — N/A

32. How do security holders dispose of their entitlements (except by sale through a broker) — N/A

33. Despatch date — 24/12/2001

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

AMOUNT OF FEES TO BE ADVISED AND INVOICED BY ASX

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

L J Fisk
COMPANY SECRETARY
02/01/2002

Section 205G Notice - Director`s Interests

Document date: Mon 24 Dec 2001 **Published:** Mon 24 Dec 2001 13:03:11
Document No: 252581 **Document part:** A
Market Flag: N
Classification: Section 205G Notice - Director's Interests

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-12-24 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

NOTICE OF DIRECTOR'S INTERESTS

Section 205G of the Corporations Law

UPDATING NOTICE

Name of Director Mervyn John Phillips

Name of Company Australian Gas Light Company (The)

Date of Last
Notification to ASX 12/04/2001

Date Director's
Interest Changed 15/11/2001

I have a relevant interest in the following securities of the company or related bodies corporate:

Type of security: Ord Shares

Number of securities: 60,836

DRP 1808 Shares
SPP 1273 Shares

I have an interest in the following contracts to which I am a party or under which I am entitled to a benefit that confers a right to call for or deliver shares in, debentures of, interests in a collective investment scheme made available by, the company or a body corporate:

-

DATE: 15/12/2001

ASIC registered agent number 220
lodging party or agent name Bruce Miller
office, level, building or PO Box AGL Centre
street number & name 111 Pacific Highway
suburb/city North Sydney state/territory NSW postcode 2060
telephone (02) 9922 8203
facsimile (02) 9922 3352
DX number suburb/city

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
017600512

ASS. ☐ REQ-A ☐
CASH ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission **ASIC** form **902**

Notification of
information supplementary to a form or document previously lodged

20 DEC 200

Corporations Law
1274(8)(h)

The document for which this form is supplementary is lodged for:

(tick one box)
- ☒ corporation
- ☐ securities dealer
- ☐ investment advisor
- ☐ futures broker
- ☐ futures advisor
- ☐ registered auditor
- ☐ registered liquidator
- ☐ proper authority holder from securities licensee
- ☐ proper authority holder from futures licensee

corporation or person name The Australian Gas Light Company
A.C.N. or A.R.B.N. or licence no. 052167405

Details of the original document

form number 207
form title Allotment of Shares
document no. allocated by ASIC
date of lodgment 03/12/2001

Supplementary information

Regarding the two 207 forms signed on 29 November 2001, please amend the form where shares were issued at $9.1300 from 35,000 to 45,000.

(if insufficient space) Further details are enclosed in the annexure marked ( ) of ( ) pages.

Signature

This form must be signed by the person who signed the form or document which this form is intended to supplement unless the Commission, in a special case, allows otherwise.

print name Leslie James Fisk capacity Secretary
print company name (if company acting as agent)

sign here date 17/12/2001

Trace ID: 86120011217102333

Calls for Victorian Government to reconsider Pricing Decis`n

Document date: Wed 19 Dec 2001 **Published:** Thu 20 Dec 2001 09:15:03
Document No: 252258 **Document part:** A
Market Flag: N
Classification: Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-12-19 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

AGL Managing Director Greg Martin today called on the Victorian Premier to urgently reconsider the retail electricity pricing decision announced earlier today. He said today's decision to severely restrict price increases makes a mockery of the opening of Victoria's electricity market to competition and the independent review processes.

Greg Martin said, "The Government decision effectively seeks to continue to closely regulate retail prices while wholesale prices move freely in a volatile fashion. In such circumstances holding tariffs at artificially low levels means energy retailing competition in Victoria is likely to be stillborn.

"This takes away any incentive for retailers to compete for customers and eliminates the opportunity to offer more competitive pricing packages to the consumers of Victoria.

"The decision also removes any incentive to consider further investment in new generation plant in Victoria and will inevitably lead to illogical and politically driven decisions by companies to invest their funds elsewhere. One must question a process which uses further subsidies to address issues of imbalance, when competition forces could more effectively achieve more equitable outcomes.

"Experience in other countries has already demonstrated the inappropriateness of such short term thinking. The community cannot benefit in the long run from decisions which ignore the realities of

the marketplace. Peak demand for electricity continues to rise and this in turn will continue to put more pressure on generation capacity. Yet this decision gives business no confidence to make the substantial investments required over the next decade to provide future energy security for Victoria.

"The underlying issue of allowing adequate returns to retailers, or for that matter investors in the sector generally, cannot be resolved by such decisions. We will be seeking urgent further consultation with the Government over its future policy direction."

Mr Martin concluded, "The decision has allowed AGL's deemed contract and standing offer prices to increase by 4.7%. It is little comfort to AGL's 102,000 shareholders to know that Victorian customers serviced by AGL will have the lowest standard tariffs on offer."

Further Enquiries: Bill McLaughlin, GROUP MANAGER CORPORATE AFFAIRS
Direct: (02) 9922 8349
Mobile: 0402 060 147

AGL representative withdraws from TrustPower Board

Document date: Tue 18 Dec 2001 **Published:** Tue 18 Dec 2001 14:46:37
Document No: 252096 **Document part:** A
Market Flag: N
Classification: Company Administration - Other
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-12-18 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

MEDIA RELEASE

Mr Richard Clare, a director of TrustPower Limited, has today advised the Chairman of TrustPower Mr Harold Titter, that he plans to resign from the Board effective 30 January 2002.

Mr Clare is an employee of The Australian Gas Light Company (AGL), a 20.5% security holder of TrustPower.

AGL Managing Director Mr Greg Martin said, "We have decided to focus our attention at this time on Natural Gas Corporation Holdings Limited (NGC). As we now proceed with the development of our growth strategy for the New Zealand energy market, we want to ensure that there can be no suggestion of conflicts of interest. At this time we wish to keep all options open and, within the usual business and regulatory constraints, have maximum freedom to act in the future.

"Our immediate intention is to produce the beat possible outcome for the shareholders of NGC, but we want no impediments to stand in the way of pursuing AGL's long term strategy.

"We have no plans to alter our current position at present, however we do believe there will be significant opportunities open to us in the New Zealand energy market over the coming years. With that in mind, it is our view that Mr Clare's expertise can be put to better use without the constraints which come with the board directorship in question."

Further Enquiries:

Bill McLaughlin
GROUP MANAGER CORPORATE AFFAIRS
Mobile: 00 61 402 060 147

NZ$850M Refinancing Completed

Document date: Fri 14 Dec 2001 **Published:** Fri 14 Dec 2001 15:09:33
Document No: 251831 **Document part:** A
Market Flag: N
Classification: Issued Capital - Other
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-12-14 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

AGL's 66% owned subsidiary Natural Gas Corporation Holdings Limited (NGC) today announced the completion of its NZ$850 million refinancing facility.

A copy of the release by NGC to the New Zealand Stock Exchange is attached.

Further Enquiries: Bill McLaughlin, GROUP MANAGER CORPORATE AFFAIRS
Direct: (02) 9922 8349
Mobile: 0402 060 147

MEDIA RELEASE

NGC COMPLETES REFINANCING ARRANGEMENTS

Natural Gas Corporation Holdings Limited (NGC) advises it has completed its long term refinancing arrangements to replace short term arrangements entered into in July 2001.

The new arrangements, with a syndicate of nine banks, involved total funding of $850 million. The arrangements comprise a two-year standby facility of $250 million, and a revolving cash advance facility of $600 million made up of two $300 million tranches for periods of two and three years respectively.

NGC Chief Executive Officer, Mr John Barton, said today an

over-subscription of the refinancing reinforced the financial debt market's confidence in NGC's assets, future earnings and cashflow generation capabilities.

He said $124 million of the new facility had been used to repay the short-term funding provided to NGC by its majority shareholder, The Australian Gas Light Company (AGL), and $687 million to refinance the short term arrangements entered into in July 2001.

Banks participating in the refinancing facilities are the Commonwealth Bank of Australia, Toronto Dominion Bank and Westpac Banking Corporation, as joint lead arrangers, and syndication banks, ANZ, Bank of New Zealand, Citibank, Credit Agricole, The National Bank of New Zealand and Sumitomo Mitsui Finance.

Contact: Keith FitzPatrick
COMMUNICATIONS MANAGER
Natural Gas Corporation

Phone: 04 - 576 8804
Mobile: 027 - 443 8349

Completion of App3B-Share Loan Plan ann 29/11/01

Document date: Thu 13 Dec 2001 **Published:** Thu 13 Dec 2001 16:23:18
Document No: 251724 **Document part:** A
Market Flag: N
Classification: Appendix 3B

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-12-13 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3B

NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity

Australian Gas Light Company (The)

ACN or ARBN

95 052 167 405

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES

You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Ordinary Shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	80,000
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes

5. Issue price or consideration	35,000 shares at $9.1299 45,000 shares at $8.6735	
6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to share loan plan	
7. Dates of entering securities into uncertified holdings or despatch of certificates	15/11/2001	
	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause *2 if applicable)*	371,659,336	Fully paid ord shares
	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	Nil	
10.Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To rank equally with all other shares on issue	

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

11. Is security holder approval required	No - previously approved

12. Is the issue renounceable or non-renounceable	Renounceable
13. Ratio in which the securities will be offered	As determined by directors
14. Class of securities to which the offer relates	Ordinary shares
15. Record date to determine entitlements	14/11/2001
16. Will holdings on different registers (or subregisters) be aggregated for calculating entitlements	There is only one central register
17. Policy for deciding entitlements in relation to fractions	As per terms and conditions of share loan plan
18. Names of countries in which the entity has security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19. Closing date for receipt of acceptances or renunciations	14/11/2001
20. Names of any underwriters	N/A

21. Amount of any underwriting fee or commission	Nil
22. Names of any brokers to the issue	N/A
23. Fee or commission payable to the broker to the issue	N/A
24. Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	N/A
25. If the issue is contingent on security holders' approval, the date of the meeting	N/A
26. Date entitlement and acceptance form and prospectus will be sent to persons entitled	N/A
27. If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28. Date rights trading will begin (if applicable)	N/A
29. Date rights trading will end (if applicable)	N/A

30. How do security holders sell their entitlements in full through a broker — N/A

31. How do security holders sell part of their entitlements through a broker and accept for the balance — N/A

32. How do security holders dispose of their entitlements (except by sale through a broker) — N/A

33. Despatch date — 22/11/2001

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees - Amount of Fees to be advised and invoiced by ASX

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

L J Fisk
COMPANY SECRETARY
13/12/2001

ASIC registered agent number	220
lodging party or agent name	Bruce Miller
office, level, building or PO Box	AGL Centre
street number & name	111 Pacific Highway
suburb/city	North Sydney state/territory NSW postcode 2060
telephone	(02) 9922 8203
facsimilie	(02) 9922 3352
DX number	suburb/city

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
017672951

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC ☐

Australian Securities & Investments Commission

form **207**

Corporations Law
254X(1)

Notification of share issue

company name The Australian Gas Light Company
A.C.N. 052 167 405

IPC
03 DEC 2001

Details of the issue

date of issue (d/m/y) 15/11/2001 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary

If you are listing any of the common classes of shares shown below show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	35,000.00	9.6700	0.0000

1. Have the shares been issued for cash? ☒ Yes ☐ No
   If Yes, lodge this form. No other forms are required. **If No.,** see item 2
2. Were some or all of the shares issued under a written contract? ☐ Yes ☐ No
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract
   If No., Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name Leslie James Fisk capacity Secretary

sign here [signature] date 29/11/2001

ASIC registered agent number 220
lodging party or agent name Bruce Miller
office, level, building or PO Box AGL Centre
street number & name 111 Pacific Highway
suburb/city North Sydney state/territory NSW postcode 2060
telephone (02) 9922 8203
facsimilie (02) 9922 3352
DX number suburb/city

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION
017672952

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

form **207**

Corporations Law
254X(1)

Notification of share issue

company name The Australian Gas Light Company
A.C.N. 052 167 405

IPC
03 DEC 2001

Details of the issue

date of issue (d/m/y) 15/11/2001 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary

If you are listing any of the common classes of shares shown below show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	35,000.00	9.1300	0.0000

1. Have the shares been issued for cash? ☒ Yes ☐ No
   If Yes, lodge this form. No other forms are required. **If No.**, see item 2
2. Were some or all of the shares issued under a written contract? ☐ Yes ☐ No
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract
   If No., Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name Leslie James Fisk capacity Secretary

sign here date 29/11/2001

Trace ID: 60620011129142547

Appendix 3B - Share Loan Plan

Document date: Thu 29 Nov 2001 **Published:** Thu 29 Nov 2001 16:05:47
Document No: 250533 **Document part:** A
Market Flag: N
Classification: Appendix 3B

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-11-29 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

APPENDIX 3B

NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity

Australian Gas Light Company (The)

ACN or ARBN

95 052 167 405

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES

You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Ordinary Shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	70,000
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Yes
If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	-

5. Issue price or consideration	35,000 shares at $9.1299 35,000 shares at $8.6735
6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to Share Loan Plan
7. Dates of entering securities into uncertified holdings or despatch of certificates	15/11/2001

	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	371,649,336	Fully Paid Ordinary Shares

	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	Nil	

10.Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To rank equally with all other shares on issue

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

11. Is security holder approval required	No - previously approved

12. Is the issue renounceable or non-renounceable	Renounceable
13. Ratio in which the securities will be offered	As determined by directors
14. Class of securities to which the offer relates	Ordinary shares
15. Record date to determine entitlements	14/11/2001
16. Will holdings on different registers (or subregisters) be aggregated for calculating entitlements	There is only one central register
17. Policy for deciding entitlements in relation to fractions	As per terms and conditions of Share Loan Plan
18. Names of countries in which the entity has security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19. Closing date for receipt of acceptances or renunciations	14/11/2001
20. Names of any underwriters	N/A

21. Amount of any underwriting fee or commission -

22. Names of any brokers to the issue N/A

23. Fee or commission payable to the broker to the issue N/A

24. Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders N/A

25. If the issue is contingent on security holders' approval, the date of the meeting N/A

26. Date entitlement and acceptance form and prospectus will be sent to persons entitled N/A

27. If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders N/A

28. Date rights trading will begin (if applicable) N/A

29. Date rights trading will end (if applicable) N/A

30. How do security holders sell their entitlements in full through a broker — N/A

31. How do security holders sell *part of their entitlements* through a broker and accept for the balance — N/A

32. How do security holders dispose of their entitlements (except by sale through a broker) — N/A

33. Despatch date — 22/11/2001

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid *securities that become fully paid, employee incentive* share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

X Amount of fees to be advised and invoiced by ASX

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

L J Fisk
COMPANY SECRETARY
29/11/2001

New Chief Executive for Natural Gas Corp

Document date: Wed 28 Nov 2001 **Published:** Wed 28 Nov 2001 11:57:33
Document No: *250381* ***Document part:*** A
Market Flag: Y
Classification: Company Administration - Other
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-11-28 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

AGL's 66% owned subsidiary Natural Gas Corporation Holdings Limited (NGC) today announced the appointment of Mr Phil James as Chief Executive Officer of NGC, effective January 2002.

A copy of the release by NGC to the New Zealand Stock Exchange is attached.

Further Enquiries: Bill McLaughlin, GROUP MANAGER CORPORATE AFFAIRS
Direct: (02) 9922 8349
Mobile: 0402 060 147

NATURAL GAS CORPORATION

Mr Phil James has been appointed as Chief Executive Officer of Natural Gas Corporation Holdings Limited (NGC). His appointment is effective from January 2002. Mr John Barton, the present CEO, has agreed to delay his return to Australia until then in order to ensure a smooth transition.

Greg Martin, Chairman of NGC, said "Phil James is an excellent choice to assume the leadership of NGC at this time. He is a very experienced manager with solid experience in both the gas and electricity sectors. He is very much a 'hands on' manager with proven leadership skills as well as a strong technical background."

"Except for his early days in the Australian Army, Phil has spent his whole career in the energy industry, initially in his own business,

then for the last twenty years with The Australian Gas Light Company (AGL). He has played a key role in the development of AGL's Australian businesses."

At present Mr James is the General Manager of AGL's Energy Sales and Marketing strategic planning, regulatory management and business systems unit. He has extensive energy industry experience particularly in operational, marketing and strategic management areas. His previous positions with AGL include General Manager Customer Services, Sales Manager and Marketing Manager, as well as having managed a number of AGL's smaller utility businesses, including AGL Western and AGL Canberra.

Mr James is currently a Director of Gas Market Company (NSW) and a Council Member of Energy & Water Ombudsman (NSW) Limited. He is a member of the NECA Reliability Panel and has just completed a term as inaugural Co-Chairman of AGL's Customer Council.

His interests include sailing, reading and recreational computing.

Phil is married to Julie and they have two adult sons. Phil and Julie will relocate to Wellington over the Christmas/New Year period.

For further information please contact:

Mervyn English
GENERAL MANAGER
Corporate Affairs
(04) 576-8844

Section 205G Notice - Director's Interests x7

Document date: Tue 20 Nov 2001 **Published:** Tue 20 Nov 2001 14:46:13
Document No: 249742 **Document part:** A
Market Flag: N
Classification: Section 205G Notice - Director's Interests
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-11-20 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

NOTICE OF DIRECTOR'S INTERESTS

Section 235 of the Corporations Law

NOTICE ON CHANGE OF INTERESTS

Name of Director M J Phillips

Name of Company Australian Gas Light Company (The)

The date of last
notification to the ASX
under Section 235
or Part 6.7 16/10/2001

Date my interest changed 16/11/2001

The director has a relevant interest in the following shares in the company or related bodies corporate:

M J Phillips - 1273 shares acquired under the AGL Share Purchase Plan @ $9.16.

The director has a relevant interest in the following debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

The director has an interest in the following rights or options over shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

Contracts of which the director is a party, or is entitled to a benefit under, being contracts that confer on the director the right to call for or deliver shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

DATE: 20/11/2001

NOTICE OF DIRECTOR'S INTERESTS
Section 235 of the Corporations Law

NOTICE ON CHANGE OF INTERESTS

Name of Director M R G Johnson

Name of Company Australian Gas Light Company (The)

The date of last
notification to the ASX
under Section 235
or Part 6.7 16/10/2001

Date my interest changed 16/11/2001

The director has a relevant interest in the following shares in the company or related bodies corporate:

M R G Johnson - 3084 shares acquired under the AGL Share Purchase Plan @ $9.16.

The director has a relevant interest in the following debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

The director has an interest in the following rights or options over shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

Contracts of which the director is a party, or is entitled to a benefit under, being contracts that confer on the director the right to call for or deliver shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

DATE: 20/11/2001

MORE TO FOLLOW

Section 205G Notice - Director`s Interests x7

Document date: Tue 20 Nov 2001 **Published:** Tue 20 Nov 2001 14:49:18
Document No: 249742 **Document part:** B
Market Flag: N
Classification: Section 205G Notice - Director's Interests

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-11-20 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

NOTICE OF DIRECTOR'S INTERESTS

Section 235 of the Corporations Law

NOTICE ON CHANGE OF INTERESTS

Name of Director R A Brierley

Name of Company Australian Gas Light Company (The)

The date of last
notification to the ASX
under Section 235
or Part 6.7 16/10/2001

Date my interest changed 16/11/2001

The director has a relevant interest in the following shares in the company or related bodies corporate:

R A Brierley
1910 shares acquired under the AGL Share Purchase Plan @ $9.16

The director has a relevant interest in the following debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

The director has an interest in the following rights or options over shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

Contracts of which the director is a party, or is entitled to a benefit under, being contracts that confer on the director the right to call for or deliver shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

DATE: 20/11/2001

NOTICE OF DIRECTOR'S INTERESTS
Section 235 of the Corporations Law

NOTICE ON CHANGE OF INTERESTS

Name of Director G J Reaney

Name of Company Australian Gas Light Company (The)

The date of last
notification to the ASX
under Section 235
or Part 6.7 16/10/2001

Date my interest changed 16/11/2001

The director has a relevant interest in the following shares in the company or related bodies corporate:

G J Reaney

955 shares acquired under AGL Share Purchase Plan @ $9.16

The director has a relevant interest in the following debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

The director has an interest in the following rights or options over shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

Contracts of which the director is a party, or is entitled to a benefit under, being contracts that confer on the director the right to call for or deliver shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

DATE: 20/11/2001

MORE TO FOLLOW

Section 205G Notice - Director`s Interests x7

Document date: Tue 20 Nov 2001 **Published:** Tue 20 Nov 2001 14:50:06
Document No: 249742 **Document part:** C
Market Flag: N
Classification: Section 205G Notice - Director's Interests
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-11-20 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

NOTICE OF DIRECTOR'S INTERESTS

Section 235 of the Corporations Law

NOTICE ON CHANGE OF INTERESTS

Name of Director D C K Allen

Name of Company Australian Gas Light Company (The)

The date of last
notification to the ASX
under Section 235
or Part 6.7 16/10/2001

Date my interest changed 16/11/2001

The director has a relevant interest in the following shares in the company or related bodies corporate:

Interest: D CK Allen

Nature and Extent of the interest:
2074 shares acquired under the AGL Share Purchase Plan @ $9.16

The director has a relevant interest in the following debentures of,

or prescribed interests made available by, the company or related bodies corporate:

-

The director has an interest in the following rights or options over shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

Contracts of which the director is a party, or is entitled to a benefit under, being contracts that confer on the director the right to call for or deliver shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

DATE: 20/11/2001

NOTICE OF DIRECTOR'S INTERESTS
Section 235 of the Corporations Law

NOTICE ON CHANGE OF INTERESTS

Name of Director C J Hewson

Name of Company Australian Gas Light Company (The)

The date of last notification to the ASX under Section 235 or Part 6.7 16/10/2001

Date my interest changed 16/11/2001

The director has a relevant interest in the following shares in the company or related bodies corporate:

Interest: C J Hewson

Nature and extent of the interest:
1126 shares aquired under the AGL Share Purchase Plan @ $9.16.

The director has a relevant interest in the following debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

The director has an interest in the following rights or options over shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

Contracts of which the director is a party, or is entitled to a benefit under, being contracts that confer on the director the right to call for or deliver shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

DATE: 20/11/2001

MORE TO FOLLOW

Section 205G Notice - Director`s Interests x7

Document date: Tue 20 Nov 2001 **Published:** Tue 20 Nov 2001 14:48:30
Document No: 249742 **Document part:** D
Market Flag: N
Classification: Section 205G Notice - Director's Interests
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-11-20 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

NOTICE OF DIRECTOR'S INTERESTS

Section 235 of the Corporations Law

NOTICE ON CHANGE OF INTERESTS

Name of Director A B Daniels

Name of Company Australian Gas Light Company (The)

The date of last
notification to the ASX
under Section 235
or Part 6.7 16/10/2001

Date my interest changed 16/11/2001

The director has a relevant interest in the following shares in the company or related bodies corporate:

A B Daniels - 545 shares acquired under the AGL Share Purchase Plan @ $9.16

The director has a relevant interest in the following debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

The director has an interest in the following rights or options over shares in, debentures of, or prescribed interests made available by, *the company or related bodies corporate:*

-

Contracts of which the director is a party, or is entitled to a benefit under, being contracts that confer on the director the right to call for or deliver shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

DATE: 20/11/2001

ASIC registered agent number	220
lodging party or agent name	Bruce Miller
office, level, building or PO Box	AGL Centre
street number & name	111 Pacific Highway
suburb/city	North Sydney state/territory NSW postcode 2060
telephone	(02) 9922 8203
facsimilie	(02) 9922 3352
DX number	suburb/city

AUSTRALIAN SECURITIES & INVESTMENTS COMMISSION

017723558

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

- 5 NOV 2001

form **207**

Corporations Law
254X(1)

Notification of share issue

company name	The Australian Gas Light Company
A.C.N.	052 167 405

Details of the issue

date of issue (d/m/y) 16/10/2001 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary

If you are listing any of the common classes of shares shown below show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
ORD	11,820,391.00	8.2100	0.0000

1. Have the shares been issued for cash? ☒ Yes ☐ No
   If Yes, lodge this form. No other forms are required. **If No.**, see item 2
2. Were some or all of the shares issued under a written contract? ☐ Yes ☐ No
   If Yes, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract
   If No., Public companies must also lodge a Form 208.

Signature

I certify that the information in this form is true and complete.

print name Leslie James Fisk capacity Secretary

sign here date 31/10/2001

Appendix 3B - DRP

Document date: Mon 29 Oct 2001 **Published:** Mon 29 Oct 2001 11:29:37
Document No: 247569 **Document part:** A
Market Flag: N
Classification: Appendix 3B

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-29 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

Please find attached completed 'Appendix 3B - New issue announcement, application for quotation of securities and agreement' covering shares issued under the AGL Dividend Reinvestment Plan.

When the invoice covering the listing fee for the increase in capital has been determined, please forward direct to me at the below address for payment.

The Australian Gas Light Company
Attn: Barry Gilbert
Manager Investor Relations
Locked Bag 944
North Sydney NSW 2059.

Should you have any further queries, please do not hesitate to contact me.

B Gilbert

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
The Australian Gas Light Company

ABN
95 052 167 405

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Ordinary shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	11,820,391
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for	Fully paid ordinary shares

payment; if convertible securities, the conversion price and dates for conversion)	
4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Yes
If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5. Issue price or consideration	$8.21
6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to Dividend Reinvestment Plan
7. Dates of entering securities into uncertified holdings or despatch of certificates	16/10/2001

NUMBER CLASS

8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	371,579,336 Fully paid ordinary shares

	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	Nil	

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To rank equally with all other shares on issue

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

11. Is security holder approval required	No - previously approved
12. Is the issue renounceable or non-renounceable	Renounceable
13. Ratio in which the securities will be offered	Dividend amount divided by weighted average market price of AGL shares for the five days up to and including record date
14. Class of securities to which the offer relates	Ordinary shares
15. Record date to determine entitlements	03/10/2001

16. Will holdings on different registers (or subregisters) be aggregated for calculating entitlements	There is only one central register
17. Policy for deciding entitlements in relation to fractions	As per terms and conditions of Dividend Reinvestment Plan
18. Names of countries in which the entity has security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19. Closing date for receipt of acceptances or renunciations	03/10/2001
20. Names of any underwriters	ABN Amro Rothchild
21. Amount of any underwriting fee or commission	Nil
22. Names of any brokers to the issue	N/A
23. Fee or commission payable to the broker to the issue	N/A
24. Amount of any handling fee payable to brokers who lodge acceptances or	N/A

renunciations on behalf
of security holders

25. If the issue is contingent on security holders' approval, the date of the meeting — N/A

26. Date entitlement and acceptance form and prospectus will be sent to persons entitled — N/A

27. If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders — N/A

28. Date rights trading will begin (if applicable) — N/A

29. Date rights trading will end (if applicable) — N/A

30. How do security holders sell their entitlements in full through a broker — N/A

31. How do security holders sell part of their entitlements through a broker and accept for the balance — N/A

32. How do security holders dispose of their entitlements (except by sale through a broker) — N/A

33. Despatch date 16/10/2001

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

L J Fisk
COMPANY SECRETARY
26/10/2001

Appendix 3B - Dividend Reinvestment Plan

Document date: Mon 29 Oct 2001 **Published:** Mon 29 Oct 2001 13:28:06
Document No: 247592 **Document part:** A
Market Flag: N
Classification: Appendix 3B

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-29 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

Please find attached completed 'Appendix 3B - Now issue announcement, application for quotation of securities and agreement' covering shares issued under the AGL Dividend Reinvestment Plan.

When the invoice covering the listing fee for the increase in capital has been determined, please forward direct to me at the below address for payment.

The Australian Gas Light Company
Attn: Barry Gilbert
Manager Investor Relations
Locked Bag 944
North Sydney NSW 2059

Should you have any further queries, please do not hesitate to contact me.

B Gilbert

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
The Australian Gas Light Company

ACN or ARBN
95 052 167 405

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

1. Class of securities issued or to be issued	Ordinary shares
2. Number of securities issued or to be issued (if known) or maximum number which may be issued	11,820,391
3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount	Fully paid ordinary shares

outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)

4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities	Yes
If the additional securities do not rank equally, please state: * the date from which they do * the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment * the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5. Issue price or consideration	$8.21
6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets)	Pursuant to Dividend Reinvestment Plan
7. Dates of entering securities into uncertified holdings or despatch of certificates	16/10/2001

	NUMBER	CLASS
8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)	371,579,336	Fully paid ordinary shares

	NUMBER	CLASS
9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)	Nil	

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To rank equally with all other shares on issue

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

11. Is security holder approval required	No - Previously approved
12. Is the issue renounceable or non-renounceable	Renounceable
13. Ratio in which the securities will be offered	Dividend amount divided by weighted average market price of AGL shares for the five days up to and including record date
14. Class of securities to which the offer relates	Ordinary shares
15. Record date to determine	03/10/2001

entitlements

16. Will holdings on different registers (or subregisters) be aggregated for calculating entitlements	There is only one central register
17. Policy for deciding entitlements in relation to fractions	As per terms and conditions of Dividend Reinvestment Plan
18. Names of countries in which the entity has security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19. Closing date for receipt of acceptances or renunciations	03/10/2001
20. Names of any underwriters	ABN Amro Rothchild
21. Amount of any underwriting fee or commission	Nil
22. Names of any brokers to the issue	N/A
23. Fee or commission payable to the broker to the issue	N/A
24. Amount of any handling fee payable to brokers who	N/A

lodge acceptances or
renunciations on behalf
of security holders

25. If the issue is contingent on security holders' approval, the date of the meeting — N/A

26. Date entitlement and acceptance form and prospectus will be sent to persons entitled — N/A

27. If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders — N/A

28. Date rights trading will begin (if applicable) — N/A

29. Date rights trading will end (if applicable) — N/A

30. How do security holders sell their entitlements in full through a broker — N/A

31. How do security holders sell part of their entitlements through a broker and accept for the balance — N/A

32. How do security holders dispose of their entitlements (except — N/A

by sale through a broker)

33. Despatch date 16/10/2001

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. The names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. A distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000

100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant to ASX that the issue of the securities to be quoted complies with the law and is not for an illegal purpose, and that there is no reason why those securities should not be granted quotation. We warrant to ASX that an offer of the securities for sale within 12 months after their issue will not require

disclosure under section 707(3) of the Corporations Law.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

L J Fisk
COMPANY SECRETARY
26/10/2001

Director Resignation re: NGC

Document date: Fri 26 Oct 2001 **Published:** Fri 26 Oct 2001 14:55:56
Document No: 247401 **Document part:** A
Market Flag: N
Classification: Director Appointment/Resignation
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-26 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++
MEDIA RELEASE

Mr John Barton, Managing Director of Natural Gas Corporation Holdings Limited, (NGC), has today advised the Board that he has decided, for personal reasons, to return to Australia and consequently has tendered his resignation as Managing Director of NGC.

The Chairman of NGC, Mr Greg Martin, said "The Board has asked Mr *Barton to stay on for up to three months to ensure the Company* continued along the sound footing it has re-established since the winter energy crisis and to allow time for the Board to select his successor and ensure a smooth transfer of executive responsibilities.

Mr Martin said the selection process has commenced, with a successor to be appointed by the beginning of 2002.

Contact: Keith Fitzpatrick
COMMUNICATIONS MANAGER
Natural Gas Corporation

Phone: 04 - 576 8804
Mobile: 027-4438349

Section 205G Notice - Director`s Interests x 8

Document date: Mon 22 Oct 2001 **Published:** Mon 22 Oct 2001 13:08:25
Document No: 246824 **Document part:** A
Market Flag: N
Classification: Section 205G Notice - Director's Interests
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-22 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

NOTICE OF DIRECTOR'S INTERESTS

Section 235 of the Corporations Law

NOTICE ON CHANGE OF INTERESTS

Name of Director M J Phillips

Name of Company *Australian Gas Light Company (The)*

The date of last
notification to the ASX
under Section 235
or Part 6.7 03/10/2001

Date my interest changed 16/10/2001

The director has a relevant interest in the following shares in the company or related bodies corporate:

1,808 AGL shares acquired under The Dividend Reinvestment Plan

The director has a relevant interest in the following debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

The director has an interest in the following rights or options over shares in, debentures of, or /prescribed interests made available by,/ the company or related bodies corporate:

-

Contracts of which the director is a party, or is entitled to a benefit under, being contracts that confer on the director the right to call for or deliver shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

DATE: -

NOTICE OF DIRECTOR'S INTERESTS
Section 235 of the Corporations Law

NOTICE ON CHANGE OF INTERESTS

Name of Director M R G Johnson

Name of Company Australian Gas Light Company (The)

The date of last
notification to the ASX
under Section 235
or Part 6.7 03/10/2001

Date my interest changed 16/10/2001

The director has a relevant interest in the following shares in the company or related bodies corporate:

2935 AGL shares acquired under the Dividend Reinvestment Plan

The director has a relevant interest in the following debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

The director has an interest in the following rights or options over shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

Contracts of which the director is a party, or is entitled to a *benefit under, being contracts that confer on the director the right* to call for or deliver shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

DATE: -

MORE TO FOLLOW

Section 205G Notice - Director's Interests x 8

Document date: Mon 22 Oct 2001 **Published:** Mon 22 Oct 2001 13:20:59
Document No: 246824 **Document part:** B
Market Flag: N
Classification: Section 205G Notice - Director's Interests
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-22 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

NOTICE OF DIRECTOR'S INTERESTS

Section 235 of the Corporations Law

NOTICE ON CHANGE OF INTERESTS

Name of Director Sir Ronald Brierley

Name of Company Australian Gas Light Company (The)

The date of last
notification to the ASX
under Section 235
or Part 6.7 03/10/2001

Date my interest changed 16/10/2001

The director has a relevant interest in the following shares in the company or related bodies corporate:

Nil AGL shares acquired under The Dividend Reinvestment Plan

The director has a relevant interest in the following debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

The director has an interest in the following rights or options over shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

Contracts of which the director is a party, or is entitled to a benefit under, being contracts that confer on the director the right to call for or deliver shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

DATE: -

NOTICE OF DIRECTOR'S INTERESTS
Section 235 of the Corporations Law

NOTICE ON CHANGE OF INTERESTS

Name of Director G J Reaney

Name of Company Australian Gas Light Company (The)

The date of last
notification to the ASX
under Section 235
or Part 6.7 03/10/2001

Date my interest changed 16/10/2001

The director has a relevant interest in the following shares in the company or related bodies corporate:

263 AGL shares acquired under The Dividend Reivestment Plan

The director has a relevant interest in the following debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

The director has an interest in the following rights or options over shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

Contracts of which the director is a party, or is entitled to a *benefit under, being contracts that confer on the director the right* to call for or deliver shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

DATE: -

MORE TO FOLLOW

Section 205G Notice - Director`s Interests x 8

Document date: Mon 22 Oct 2001 **Published:** Mon 22 Oct 2001 13:21:03
Document No: 246824 **Document part:** C
Market Flag: N
Classification: Section 205G Notice - Director's Interests
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-22 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

NOTICE OF DIRECTOR'S INTERESTS

Section 235 of the Corporations Law

NOTICE ON CHANGE OF INTERESTS

Name of Director D C K Allen

Name of Company Australian Gas Light Company (The)

The date of last
notification to the ASX
under Section 235
or Part 6.7 03/10/2001

Date my interest changed 16/10/2001

The director has a relevant interest in the following shares in the company or related bodies corporate:

871 AGL shares acquired under The Dividend Reinvestment Plan

The director has a relevant interest in the following debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

The director has an interest in the following rights or options over shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

Contracts of which the director is a party, or is entitled to a benefit under, being contracts that confer on the director the right to call for or deliver shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

DATE: -

NOTICE OF DIRECTOR'S INTERESTS
Section 235 of the Corporations Law

NOTICE ON CHANGE OF INTERESTS

Name of Director C J Hewson

Name of Company Australian Gas Light Company (The)

The date of last
notification to the ASX
under Section 235
or Part 6.7 03/10/2001

Date my interest changed 16/10/2001

The director has a relevant interest in the following shares in the company or related bodies corporate:

340 AGL shares acquired under The Dividend Reinvestment Plan

The director has a relevant interest in the following debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

The director has an interest in the following rights or options over shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

Contracts of which the director is a party, or is entitled to a benefit under, being contracts that confer on the director the right to call for or deliver shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

DATE: -

MORE TO FOLLOW

Section 205G Notice - Director`s Interests x 8

Document date: Mon 22 Oct 2001 **Published:** Mon 22 Oct 2001 13:22:36
Document No: 246824 **Document part:** D
Market Flag: N
Classification: Section 205G Notice - Director's Interests
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-22 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++

NOTICE OF DIRECTOR'S INTERESTS

Section 235 of the Corporations Law

NOTICE ON CHANGE OF INTERESTS

Name of Director A B Daniels

Name of Company Australian Gas Light Company (The)

The date of last
notification to the ASX
under Section 235
or Part 6.7 03/10/2001

Date my interest changed 16/10/2001

The director has a relevant interest in the following shares in the company or related bodies corporate:

228 AGL shares acquired under The Dividend Reinvestment Plan.

The director has a relevant interest in the following debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

The director has an interest in the following rights or options over shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

Contracts of which the director is a party, or is entitled to a benefit under, being contracts that confer on the director the right to call for or deliver shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

DATE: -

NOTICE OF DIRECTOR'S INTERESTS
Section 235 of the Corporations Law

NOTICE ON CHANGE OF INTERESTS

Name of Director G J W Martin

Name of Company Australian Gas Light Company (The)

The date of last notification to the ASX under Section 235 or Part 6.7 26/04/2001

Date my interest changed 16/10/2001

The director has a relevant interest in the following shares in the company or related bodies corporate:

370 AGL shares acquired under The Dividend Reinvestment Plan.

The director has a relevant interest in the following debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

The director has an interest in the following rights or options over shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

Contracts of which the director is a party, or is entitled to a benefit under, being contracts that confer on the director the right to call for or deliver shares in, debentures of, or prescribed interests made available by, the company or related bodies corporate:

-

DATE: -

Chairman`s Address to Shareholders

Document date: Tue 16 Oct 2001 **Published:** Tue 16 Oct 2001 12:32:07
Document No: 246322 **Document part:** A
Market Flag: N
Classification: Chairman's Address to Shareholders
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-16 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

CHAIRMAN'S ADDRESS

I extend a particularly warm welcome to those Proprietors who may be attending an AGL Annual General Meeting for the first time.

This time last year I reported that AGL had 81,000 Proprietors, today we have 102,000 Proprietors, a 26% increase in just one year. Just five years ago the number was only 34,000.

For a company of our size, that is a very large number of owners of shares. And we also have a relatively high degree of ownership in Australian hands.

Despite last year's disappointing results, AGL is the largest energy company in Australia and remains proudly Australian.

The Annual report of the Company, the independent Audit Report and the Concise Financial Report for the twelve months ended 30 June 2001, were posted to Proprietors on 14 September.

If anyone would like to receive the full financial report, it is available on request or through the AGL internet site.

The Annual Report this year probably looks more austere than usual. I believe that is appropriate in the circumstances. I hope, nonetheless, that you have not found it lacking in information. I welcome any of your suggestions for improvement. Feel free to drop me a line.

Regrettably, the result this year fell well short of our expectations. Profit attributable to Proprietors was $115.4 million compared with $450 million in the previous year.

Last year's profit was boosted by an abnormal amount of $201 million from one-off transactions, primarily from the sale of the gas transmission pipelines to the Australian Pipeline Trust. The reverse applied this year where significant one-off transactions resulted in a net after tax loss of $192.3 million.

The major item, of course, was the $245.8 million write-down of the Company's 66% investment in Natural Gas Corporation Holdings Limited (NGC). The profit released as a result of winding the ACT gas network and retail assets into the ActewAGL joint venture ($65.7 million) and the $13.6 million profit from the sale of Stages 2 and 3 of Breakfast Point were not sufficient to offset the New Zealand loss.

Underlying profit for the year, before taking into account the effect of the one-off items was $224.2 million. This compared with $249.0 million for the previous year.

I told you at last year's Annual General Meeting that we expected 2000/2001 to be a year of change and challenge.

Among the factors I had in mind when I said that were:

* the effects of the first full-year addition of the former ETSA Power electricity and retailing business in South Australia;

* the impact of gas being delivered into NSW via the Eastern Gas pipeline; and

* the commencement of lower gas and electricity distribution prices in NSW and Victoria following implementation of the respective Regulator's determinations.

I certainly did not have in mind the electricity supply situation in New Zealand. That was totally unexpected and I will say more on it later.

It is important to emphasise that AGL's Australian businesses all delivered results in line with expectations.

That is why, despite the overall result, your Board is recommending a final dividend of 27 cents per share, franked to 16 cents (59.3% of final dividend). This would bring the total dividend for the year to 52 cents, franked to 23 cents per share (44.2%).

That compares with "normal" dividend of 51 cents last year. We actually paid a total dividend last year of 74 cents but that included a special one-off dividend of 23 cents relating to the sale of the gas transmission pipelines to the Australian Pipeline Trust.

In future years our franking capacity is expected to continue to improve.

The Dividend Reinvestment Plan will again be available in respect of the final dividend at an unchanged discount of 2.5%.

Let me turn briefly to New Zealand and the problems we faced there.

During 2000 our 66%-owned subsidiary NGC acquired TransAlta New Zealand, predominantly an electricity retail business with gas-fired and hydro-power generation.

As a result of the acquisition, NGC became the largest electricity retailer in New Zealand and its generating plants provided approximately 12% of New Zealand's annual electricity demand.

Importantly, NGC's generating capacity fell short of the demands of its retail and wholesale customers. As is normal in power industries, the gap was filled through purchases of electricity from other generators, either through forward contracts, known as hedges, or on

the spot market.

The market in New Zealand is different from Australia. The generators are largely government-owned and they also compete in the mass customer market as retailers. This mean that NGC had to buy power from generators which were also its competitors.

NGC had adequate hedge cover until the end of May 2001 and it expected that situation to continue. however, the market tightened substantially and NGC was unable to secure adequate hedge contracts to extend cover through the 2001 winter period. To compound the situation New Zealand was experiencing a drought. Water levels in the reservoirs were falling. Since the generators, particularly in the South Island, were hydro-based, doubts were cast on their capacity to meet market needs.

In June the wholesale price of power rose by a factor of five times, but some generators with retail customers announced that they would not increase their retail prices.

So NGC found itself between a rock and a hard place. It had an obligation to supply its customers, but market conditions meant it was paying substantially more for the power, but was unable to raise the prices it charged its customers.

I would have to say that the New Zealand electricity market was not operating in the manner we expected when we elected to extend our operations in that country. And there were no clear signs of an early change in circumstances.

MORE TO FOLLOW

Chairman`s Address to Shareholders

Document date: Tue 16 Oct 2001 **Published:** Tue 16 Oct 2001 12:17:37
Document No: 246322 **Document part:** B
Market Flag: N
Classification: Chairman's Address to Shareholders
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-16 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

CHAIRMAN'S ADDRESS CONTINUED

Against that background, NGC did the prudent thing and reviewed its role as an electricity retailer. The conclusion was that it could not be competitive without substantial changes in the market structure and regulatory environment. Such changes seemed unlikely to be made by the New Zealand Government.

So, on 13 July 2001, NGC decided to cut its losses and sold its South Island retail electricity interests to Meridian Energy and on 1 August its North Island retail electricity interests to Genesis Power.

NGC`s decision to withdraw from the electricity retail market was fully supported by AGL Despite the strong performance from NGC's other businesses (gas transmission, distribution network, wholesale and retail natural gas and LPU together with electricity generation and metering), NGC suffered a loss of NZ$301.6 million which flowed through, in due proportion, to AGL's accounts.

By the time the sales were effected, a loss of NZ$40 million after tax was also incurred in the 2001/2002 year, but it is expected that this will be more than offset by earnings from NGC's electricity generation business over the remainder of the year.

Our businesses in New Zealand are now operating profitably and should give NGC a good, solid and profitable base for the future.

A second potential difficulty last year arose in South Australia. That state had its hottest summer since 1908. Power demand capacity and less than adequate connections to obtain supply from other States. Prices rose dramatically as they had, for different reasons, in New Zealand.

The market structure was different however in South Australia, where AGL was able to adjust reasonably quickly, though not without some pain.

We have secured hedge cover for over 90% of the electricity load that we supply in all major markets at least until the end of calendar year 2002. In addition the new peaking generation plants we are now installing in Victoria and South Australia will put us in good shape over the coming years.

I am often asked whether our experiences in New Zealand and South Australia indicate that the electricity supply industry in Australia could descend into the chaos experienced in California. One should never say never. But there is no reason why we should sink to those depths. The market structures are different.

As I said in my letter to Proprietors, "the challenge for Australia will be to learn from the lessons of recent events. Governments and Regulators must ensure that market settings and rules are appropriately balanced and structured".

In particular:

* regulation should be consistent across the whole of Australia; that applies not just to the rules but also to things like the timing for introduction of open access;

* pricing models should be consistent across all market segments; and

* if we are going to have regulation of returns on investment in the

energy industry, greater recognition should be given to market realities in setting those levels.

If we could achieve these simple objectives, we would have an efficient and reliable energy industry.

In May this year, I announced that the Board had decided to delay a decision on whether to restructure our NSW natural gas networks and our Victorian electricity networks.

We have done a great deal of work exploring and assessing the various options. However, the range of uncertainties facing the energy market, particularly the changing regulatory framework and timetables for market contestability, make it difficult to decide what changes, if any, would be in Proprietors' best interests.

I hope things may be clarified this year. We will keep you informed.

The other matter which has attracted some comment from time to time has been the modernisation of the Company's Constitution and removal of the 5% limit on shareholdings.

It is disappointing that much of the comment, particularly from one source, is so ill-informed.

First, it is not within the power of the AGL Board or a meeting of Proprietors to alter the Constitution or remove the 5% restriction. They are embodied in legislation and only the Parliament can make the necessary changes.

That is why we have been in consultation with the NSW Government; that is why we have a joint working party sorting out the various aspects, and I can assure you they are complex. After 164 years, there is veritable maze of legislation.

It is essential we get it right.

But we are on track to meet the largest date for introduction of the necessary amendments of not later than 1 July next year.

After that, we will probably need a Proprietors' meeting to formally adopt the new Constitution.

To summarise where we see ourselves at present, we are operating in a very competitive industry, subject to rather heavy-handed regulation, and facing a number of uncertainties, some specific to the energy sector, some common across the whole economy.

However, we are optimistic about our ability to compete effectively and about our prospects more generally.

Strategically, we intend to build the future on investments in energy infrastructure, management and development of infrastructure assets, and marketing of energy and related products and services.

Our general direction remains unchanged but we are comprehensively reviewing our strategy to take full advantage of opportunities which will inevitably flow from the continually changing and dynamic energy market.

M J Phillips
CHAIRMAN

MD`s Address to Shareholders

Document date: Tue 16 Oct 2001 **Published:** Tue 16 Oct 2001 11:31:51
Document No: 246324 **Document part:** A
Market Flag: N
Classification: Chairman's Address to Shareholders
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-16 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

ADDRESS BY GREG MARTIN MANAGING DIRECTOR OF AGL ANNUAL GENERAL MEETING OCTOBER 2001

Well, I must say, I hadn't expected my first six months in the job to go quite the way they have nor did I imagine the world situation could change so dramatically in such a short time.

However as the new Managing Director of AGL it is my pleasure to report to you that in the midst of such trying times AGL's core businesses have all performed essentially in line with our expectations.

They are still doing so - and we plan to continue that trend.

It's certainly true that during the year we encountered a number of unforeseen difficulties but I can assure you that the essence of our strategic direction is still robust.

We are in the process of further developing AGL around an integrated business model focussed on investing in energy assets and the best energy people selling energy and related services managing energy infrastructure and developing energy projects.

We are, as we have always been, an energy company.

My job, is to make sure it's a winning energy company aimed squarely at market leadership in every relevant sector of our marketplace.

So our management team is now very focussed on how best to execute that strategy.

It is our intention, just as soon as we can, to achieve the planned *balance in our earnings between different assets classes and the* businesses which go together to make up the AGL Group.

My most immediate challenge is to concentrate our efforts on ensuring that we enhance the underlying strength of our core businesses.

In the short term, the pressure is on to pull out unproductive costs and improve operating efficiency so we can deliver a satisfactory profit this year, while we prepare the ground work for future growth and new opportunities.

Now let me take you on a short tour of AGL - as it is now.

I'll begin in New Zealand, with our 66% interest in NGC - Natural Gas Corporation Holdings which I'm delighted to report is now trading profitably again.

It always seems to surprise people when they discover the depth and breadth of NGC.

The Chairman, has spoken of the considerable difficulties NGC encountered last winter in the electricity retailing business sold by NGC in July August. It's interesting to note that if that business had been kept, it would have delivered about 15 of NGC's earnings this year.

The other energy businesses in NGC include ownership of most, and operatorship of all, high pressure gas pipelines in New Zealand.

NGC also owns a North Island gas distribution network a very large electricity metering business the largest LPG business in New Zealand a significant portfolio of electricity generation assets and a large

energy trading business.

NGC is still a very significant publicly listed New Zealand company.

As the largest shareholder, our goal at present is to ensure that NGC gets back on its feet producing acceptable returns for the funds we have invested.

At present we have no intention of altering our position in New Zealand.

I will not say that we will never alter our position in that country but I can assure you, that if changes are made they will be made only because they would deliver a better outcome for our proprietors.

Turning now to Australia we have a large portfolio made up principally of energy businesses. (Pause and refer to the screen for a quick view of the portfolio)

We have continued to operate our natural gas and electricity networks successfully producing the solid returns we had planned.

A major goal for these businesses is the optimisation of the value of those assets to the advantage of our proprietors.

The energy networks continued to expand adding 632 kilometres of pipes and wires taking the total system to over 29,500 kilometres in length and we connected an additional 43,538 new sites.

We are still adding growth in volume by lifting average consumption particularly where, I might add, increasing consumption results in a higher level of comfort for our customers.

The networks are natural monopolies and as a consequence their transportation tariffs are regulated.

The year under review saw the bottom of the current regulatory cycle

and in NSW, this year will see the elimination of the cross subsidy between natural gas customer classes.

Both the gas and electricity networks are reliable and predictable generators of cash. And while prices are regulated in those businesses, I should stress that the profit we can make is not.

And, what's more, the networks are largely unaffected by open competition at the retail level as they will transport energy for any retailer.

In fact, both of our networks will be pleased to deliver all the energy retailers can sell. Turning now to our Agility business. We started that business about a year ago with the key aim of boosting the operational efficiency of our regulated assets and providing further diversity to AGL's earnings.

Agility is a highly competitive, specialised business focussed on operating regulated energy infrastructure for asset owners.

We could not have floated the Australian Pipeline Trust last year without first having created Agility and the Pipeline Trust is now a valued customer.

Another valued customer of Agility is AGL's own energy networks.

The network businesses are now separated out as an independent profit centre within AGL and that profit centre employs Agility to provide the suite of management and services needed to run those businesses with maximum efficiency and at the lowest practical cost.

Then we have our Energy Sales and Marketing business. During the period under review the total energy sales revenue increased by 26% to over $1.9 billion, a great effort.

MD`s Address to Shareholders

Document date: Tue 16 Oct 2001 **Published:** Tue 16 Oct 2001 11:58:22
Document No: 246324 **Document part:** B
Market Flag: N
Classification: Chairman's Address to Shareholders
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-16 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

MD's ADDRESS CONT'D

Without doubt, this is Australia's leading energy marketing business. We have almost 1.9 million gas and electricity customers, mainly in New South Wales, Victoria and South Australia.

At present most customers buy either gas or electricity from us but retail competition is coming in both fuels and we're ready for all energy customers to make their choice.

In the already competitive industrial and commercial sectors we have demonstrated, particularly over the last year, our ability to serve our gas and electricity customers well gaining many awards for contact centre service along the way.

Some people see the emergence of competitive energy markets as a major threat to AGL....I see it as a major opportunity.

An important point is that markets must be freed from artificially imposed constraints in order to allow the full advantages of competition to emerge.

Our preparations for retail energy competition are proceeding well.

As open competition develops over the coming years we expect to benefit as new opportunities in both the energy and complementary products and services sectors allow us to build an even more

profitable retailing business. You may have read about our decision to enter the power generation sector in Victoria and South Australia.

That decision was driven by the imperative of matching wholesale buying of electricity to our retail sales projections.

The driver for the peaking power stations is the ability to add more depth to our overall electricity hedging strategy.

Let me explain.

Each summer - in both those states, on occasions and usually for just a few days at a time demand and supply hang in the balance.

This is a delicate time because power is in very short supply and the cost of each unit of electricity purchased from independent generators can sky rocket rising from usual prices around $40 a MWh to as much as $5000 a MWh.

So by building up to 400 MW of new peaking capacity - which we plan to operate only when those vital supply shortages are threatening - we are able to produce our own power to meet those peaks for well under $100 a MWh.

In so doing, we will be able to eliminate the risk of being caught, with either no power or with dramatically expensive power.

I'm pleased to report that both the plants at Somerton in Victoria and Hallett in South Australia are well advanced and, all going according to plan, they will be at least in partial service this coming summer.

And buying natural gas is of equal importance. We are very fortunate that for the first time in AGL's history we now have a number of sources from whom we can purchase.

As our existing contracts run down and the need for more gas

approaches we will have the luxury of being able to create a diverse portfolio of suppliers.

We will be able to source gas from a number of new sedimentary basins in the region including, we hope the long awaited Papua New Guinea gas project via a new pipeline and I'll remind you AGL and our partners Petronas are still the preferred developers.

As well we can choose from fields in Victoria including the Bass Strait, As well as South Australia and Queensland, and there is the promise of coal seam methane from a number of sources.

So as you can see, we will have a real choice. That diversity will be good for us .... and good for our customers.

Turning now to our telecommunications investments. We see these businesses as entry points which can usefully complement our core energy businesses by providing additional reasons why customers should choose to deal with us.

Let me reassure you AGL is not about to become a major telecommunications competitor.

There are three investment streams two in infrastructure and one in retailing.

COMindico is a very fast and efficient voice, data and multi media delivery business, using the latest technology. It's a data delivery network.

TransACT is another infrastructure investment a high speed fibre optic cable service targeted at the Canberra market where it fits neatly with ActewAGL our joint venture multi utility in the ACT.

And thirdly we have dingo blue - a full service retail telephony business purchased to expand the range of products and services on offer to our retail customer base. We believe that these investments,

despite some initial difficulties, will deliver the outcomes planned as part of our overall strategy.

To touch just briefly on some of our other interests I have already mentioned ActewAGL and that has proven to be a very nice little business.

ActewAGL is highly focussed and operating successfully in the Australian Capital Territory market for both us and our joint venture partner the ACT Government's Actew Corporation.

The publicly listed Australian Pipeline Trust is also meeting all of our best expectations and I hope many of you are very satisfied unit holders in that venture.

As I'm sure you are aware AGL has always prided itself on its environmental and community record.

We continue our work to reduce greenhouse gas emissions everywhere possible.

We have a number of waste to energy projects in operation using landfill gas and processed emissions from sewerage to manufacture gas which is in turn used to generate electricity.

We are also operating in the green electricity market where we are offering our customers the choice of electricity generated from renewable sources.

A specialised green energy business unit is presently coming together from disparate parts within AGL, to concentrate more effort on emerging technologies and better ways to capitalise on the development of renewable energy sources.

Overall, I can assure you AGL's continuing businesses are all operating well, meeting their targets and working to provide a solid platform for future growth.

In these uncertain times, it is important that we manage conservatively concentrating on improving our services, reducing our operating costs, conserving cash and spending capital wisely.

We recognise that while our capital structure is quite suitable at present we do need more flexibility so we can be ready to take advantage of opportunities for well considered growth as they arise. And we have plans in place to achieve that target.

As well as enhancing our existing businesses we will grow via acquisitions and new projects - where they are consistent with our strategy and through strategic alliances and partnerships - but only when we are comfortable with them.

So, ladies & gentlemen in my view during the year ahead we have to satisfy three main constituencies.

The people who work in AGL the people who hold the future of your company in their hands every day.

I'm pleased to say, they hold it with care and I thank them for the valuable contribution they make to our long term success.

And the customers of AGL whose business we value and whose energy needs we strive to meet.

I thank them for their custom and I hope they'll continue to choose and support us as we enter the fully competitive energy marketplace.

And our Proprietors.

I thank you for your continued support as the owners of AGL and assure you that the AGL team will continue to be focussed on delivering satisfactory returns on your investment over the coming years.

CHAIRMAN

That concludes my remarks on AGL's operations.

Results of AGM

Document date: Tue 16 Oct 2001 **Published:** Tue 16 Oct 2001 16:50:48
Document No: 246375 **Document part:** A
Market Flag: N
Classification: Results of Meeting

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-16 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

In accordance with the Listing Rules, we confirm that all resolutions put to the Annual General Meeting of this Company at 10.30am today were carried by a show of hands with the exception that the resolution to elect Mr R C Proudley was lost.

The Resolutions referred to are set out in full in the Notice of Meeting sent to Proprietors, two copies of which were forwarded to you on 21 September 2001.

For the record, the following proxies were cast in relation to the resolutions.

	FOR	AGAINST	DISCRETIONARY
1. To adopt Annual Financial Report	2,316,399	1,683	363,111
2. To declare a final dividend	2,355,177	1,037	363,910
3. To elect Mr M R G Johnson as a Director	2,056,291	78,612	340,678
4. To elect Mr R C Proudley as a Director	551,113	1,397,973	340,678
5. To elect Mrs C J Hewson as a Director	1,891325	89,998	340,678

Section 205G Notice - Director`s Interests x7

Document date: Wed 10 Oct 2001 **Published:** Wed 10 Oct 2001 16:58:25
Document No: 245918 **Document part:** A
Market Flag: N
Classification: Section 205G Notice - Director's Interests

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-10 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

CHANGE OF DIRECTOR'S INTEREST NOTICE

Name of entity: AGL

ABN: 95 052 167 405

Name of Director: D C K Allen

Date of last notice: 26/04/2001

PART 1 - CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

Direct or indirect interest: Direct

Nature of indirect interest
(including registered holder): -

Date of change: 03/10/2001

No of securities held prior
to change: 26,483

Class: Ordinary

Number acquired: 4,514

Number disposed: -

Value/Consideration: $8.418 per share

No of securities held after
change: 30,997

Nature of change: AGL Share Purchase Plan

MORE TO FOLLOW

Section 205G Notice - Director`s Interests x7

Document date: Wed 10 Oct 2001 **Published:** Wed 10 Oct 2001 16:55:19
Document No: 245918 **Document part:** B
Market Flag: N
Classification: Section 205G Notice - Director's Interests

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-10 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

CHANGE OF DIRECTOR'S INTEREST NOTICE

NAME OF ENTITY: AGL

ABN: 95 052 167 405

NAME OF DIRECTOR: Sir Ronald Brierley

DATE OF LAST NOTICE: 26/04/2001

CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

DIRECT OR INDIRECT INTEREST: Direct

NATURE OF INDIRECT INTEREST
(INCLUDING REGISTERED HOLDER): -
Note: Provide details of the
circumstances giving rise to the
relevant interest.

DATE OF CHANGE: 03/10/2001

NO OF SECURITIES HELD PRIOR TO CHANGE: 22,495

CLASS: Ordinary

NUMBER ACQUIRED: 4,158

NUMBER DISPOSED: -

VALUE/CONSIDERATION: $8.418 per share

NO OF SECURITIES HELD AFTER CHANGE: 26,653

NATURE OF CHANGE: AGL Share Purchase Plan

MORE TO FOLLOW

Section 205G Notice - Director`s Interests x7

Document date: Wed 10 Oct 2001 **Published:** Wed 10 Oct 2001 16:55:17
Document No: 245918 **Document part:** C
Market Flag: N
Classification: Section 205G Notice - Director's Interests

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-10 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

CHANGE OF DIRECTOR'S INTEREST NOTICE

NAME OF ENTITY: AGL

ABN: 95 052 167 405

NAME OF DIRECTOR: A B Daniels

DATE OF LAST NOTICE: 26/04/2001

CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

DIRECT OR INDIRECT INTEREST: Direct

NATURE OF INDIRECT INTEREST
(INCLUDING REGISTERED HOLDER): -
Note: Provide details of the
circumstances giving rise to the
relevant interest.

DATE OF CHANGE: 03/10/2001

NO OF SECURITIES HELD PRIOR TO CHANGE: 6,931

CLASS: Ordinary

NUMBER ACQUIRED: 1,241

NUMBER DISPOSED: -

VALUE/CONSIDERATION: $8.418 per share

NO OF SECURITIES HELD AFTER CHANGE: 8,172

NATURE OF CHANGE: AGL Share Purchase Plans

MORE TO FOLLOW

Section 205G Notice - Director's Interests x7

Document date: Wed 10 Oct 2001 **Published:** Wed 10 Oct 2001 17:00:05
Document No: 245918 **Document part:** D
Market Flag: N
Classification: Section 205G Notice - Director's Interests
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-10 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

CHANGE OF DIRECTOR'S INTEREST NOTICE

NAME OF ENTITY: AGL

ABN: 95 052 167 405

NAME OF DIRECTOR: C J Hewson

DATE OF LAST NOTICE: 26/04/2001

CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

DIRECT OR INDIRECT INTEREST: Direct

NATURE OF INDIRECT INTEREST
(INCLUDING REGISTERED HOLDER): -
Note: Provide details of the
circumstances giving rise to the
relevant interest.

DATE OF CHANGE: 03/10/2001

NO OF SECURITIES HELD PRIOR TO CHANGE: 10,320

CLASS: Ordinary

NUMBER ACQUIRED: 2,469

NUMBER DISPOSED: -

VALUE/CONSIDERATION: $8.418 per share

NO OF SECURITIES HELD AFTER CHANGE: 12,789

NATURE OF CHANGE: AGL Share Purchase Plan

MORE TO FOLLOW

Section 205G Notice - Director`s Interests x7

Document date: Wed 10 Oct 2001 **Published:** Wed 10 Oct 2001 16:59:13
Document No: 245918 **Document part:** E
Market Flag: N
Classification: Section 205G Notice - Director's Interests

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-10 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

CHANGE OF DIRECTOR'S INTEREST NOTICE

NAME OF ENTITY: AGL

ABN: 95 052 167 405

NAME OF DIRECTOR: M R G Johnson

DATE OF LAST NOTICE: 26/04/2001

CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

DIRECT OR INDIRECT INTEREST: Direct

NATURE OF INDIRECT INTEREST
(INCLUDING REGISTERED HOLDER):
Note: Provide details of the
circumstances giving rise to the
relevant interest.

DATE OF CHANGE: 03/10/2001

NO OF SECURITIES HELD PRIOR TO CHANGE: 89,254

CLASS: Ordinary

NUMBER ACQUIRED: 6,712

NUMBER DISPOSED: -

VALUE/CONSIDERATION: $8.418

NO OF SECURITIES HELD AFTER CHANGE: 95,966

NATURE OF CHANGE: AGL Share Purchase Plan

MORE TO FOLLOW

Section 205G Notice - Director`s Interests x7

Document date: Wed 10 Oct 2001 **Published:** Wed 10 Oct 2001 17:00:08
Document No: 245918 **Document part:** F
Market Flag: N
Classification: Section 205G Notice - Director's Interests

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-10 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

CHANGE OF DIRECTOR'S INTEREST NOTICE

NAME OF ENTITY: AGL

ABN: 95 052 167 405

NAME OF DIRECTOR: M J Phillips

DATE OF LAST NOTICE: 26/04/2001

CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

DIRECT OR INDIRECT INTEREST: Direct

NATURE OF INDIRECT INTEREST
(INCLUDING REGISTERED HOLDER): -
Note: Provide details of the
circumstances giving rise to the
relevant interest.

DATE OF CHANGE: 03/10/2001

NO OF SECURITIES HELD PRIOR TO CHANGE: 54,986

CLASS: Ordinary

NUMBER ACQUIRED: 2,769

NUMBER DISPOSED: -

VALUE/CONSIDERATION: $8.418

NO OF SECURITIES HELD AFTER CHANGE: 57,755

NATURE OF CHANGE: AGL Share Purchase Plan

MORE TO FOLLOW

Section 205G Notice - Director`s Interests x7

Document date: Wed 10 Oct 2001 **Published:** Wed 10 Oct 2001 17:04:08
Document No: 245918 **Document part:** G
Market Flag: N
Classification: Section 205G Notice - Director's Interests

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-10-10 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 3Y

CHANGE OF DIRECTOR'S INTEREST NOTICE

NAME OF ENTITY: AGL

ABN: 95 052 167 405

NAME OF DIRECTOR: G J Reaney

DATE OF LAST NOTICE: 26/04/01

CHANGE OF DIRECTOR'S RELEVANT INTERESTS IN SECURITIES

DIRECT OR INDIRECT INTEREST: Direct

NATURE OF INDIRECT INTEREST
(INCLUDING REGISTERED HOLDER): -
Note: Provide details of the
circumstances giving rise to the
relevant interest.

DATE OF CHANGE: 3 October 2001

NO OF SECURITIES HELD PRIOR TO CHANGE: 32,428

CLASS: Ordinary

NUMBER ACQUIRED: 2,286

NUMBER DISPOSED: Nil

VALUE/CONSIDERATION: $8.418

NO OF SECURITIES HELD AFTER CHANGE: 34,714

NATURE OF CHANGE: AGL Share Purchase Plan

ASIC Annual Audited A/cs

Document date: Fri 21 Sep 2001 **Published:** Fri 21 Sep 2001 17:16:01
Document No: 244434 **Document part:** A
Market Flag: N
Classification: ASIC Annual Audited A/cs , ASIC Annual Audit Review , ASIC Annual Directors' Statement

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-09-21 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

A full copy of the ASIC Annual Audited Accounts is available for

purchase from ASX Customer Service on 1 300 300 279. Charges apply.

Notice of Annual General Meeting

Document date: Fri 21 Sep 2001 **Published:** Mon 24 Sep 2001 13:44:51
Document No: 244496 **Document part:** A
Market Flag: N
Classification: Notice of Annual General Meeting , Proxy Form
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-09-21 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

Notice is hereby given that the Annual General Meeting of the Company will be held in the Wesley Conference Centre, 220 Pitt Street, Sydney, on Tuesday 16 October 2001 at 10.30am.

ORDINARY BUSINESS

To receive and consider the Annual Financial Report of the Company and the consolidated entity for the year ended 30 June 2001, and the Reports of the Directors and Auditor.

2. To declare a final dividend of 27 cents per share for the year ended 30 June 2001 as recommended by the Directors. To further declare that the dividend is a class C franked dividend to the extent of 59.3% (16 cents per share).

3. To elect two (2) Directors:

Mr M R G Johnson retires by rotation in accordance with the Company's By-laws and, being eligible, offers himself for re-election.

Mr R C Proudley nominates for election in accordance with Company's By-laws.

Mrs C J Hewson retires by rotation in accordance with the Company's By-laws and, being eligible, offers herself for re-election.

L J Fisk

SECRETARY

A full copy of this announcement, including Explanatory Memorandum, is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

Annual Report/Top 20

Document date: Fri 14 Sep 2001 **Published:** Fri 14 Sep 2001 15:23:39
Document No: 243832 **Document part:** A
Market Flag: N
Classification: Annual Report , Top 20 shareholders , ASIC Annual Audited A/cs , ASIC Annual Audit Review , ASIC Annual Directors' Statement

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-09-14 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

DISTRIBUTION OF HOLDERS

RANGE OF HOLDINGS

1 - 1,000	56,575
1,001 - 5,000	38,208
5,001 - 10,000	4,605
10,001 - 100,000	2,534
100,001 and over	149
TOTAL	102,071

TWENTY LARGEST PROPRIETORS AS AT 15/08/2001

NAME	FULLY PAID ORDINARY SHARES	% OF TOTAL ISSUED SHARES
Chase Manhattan Nominees Ltd	32,291,059	8.98
Westpace Custodian Nominees Ltd	23,506,128	6.53
National Nominees Ltd	18,087,204	5.03
ANZ Nominees Ltd	7,901,425	2.20

Queensland Investment Corporation	6,153,239	1.71
AMP Ltd	5,914,557	1.64
Citicorp Nominees Pty Ltd	4,196,358	1.16
NRMA Nominees Pty Ltd	3,713,700	1.03
RBC Global Services Australia Nominees Pty Ltd	2,847,242	0.79
Commonwealth Custodial Services Ltd	*2,692,125*	*0.75*
MLC Ltd	2,173,315	0.60
Australian Foundation Investment Company Ltd	2,139,581	0.59
Suncorp General Insurance Ltd	1,958,803	0.54
Labrador Pty Ltd	1,263,150	0.36
ING Life Ltd	1,237,421	0.35
Belike Nominees Pty Ltd	1,216,158	0.34
Argo Investments Ltd	1,199,590	0.33
UBS Warburg Private Clients Nominee Pty Ltd	1,132,999	0.32
Djerriwarrh Investments Ltd	1,122,242	0.31
Carlton Hotel Ltd	888,042	0.25
TOTAL	121,634,338	33.81

A full copy of the Annual Report is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

Energy trading & risk management briefing

Document date: Thu 13 Sep 2001 **Published:** Mon 17 Sep 2001 08:38:35
Document No: 243646 **Document part:** A
Market Flag: N
Classification: Other

AUSTRALIAN GAS LIGHT COMPANY (THE)   2001-09-13 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

A full copy of the presentation material is available for purchase
from ASX Customer Service on 1 300 300 279. Charges apply.

02 JUN 17 AM 11:38

The Australian Gas Light Company Limited

Reinstatement of the Rule 12g3-2(b) Exemption

Exhibit Volume II
(Exhibits 51-72)

Information and documents made public, distributed or filed by the Australian Gas Light Company (including its predecessors) with the Australian Stock Exchange ("ASX") and the Australian Securities and Investments Commission ("ASIC").	**Tab No.**	**Volume**
"Notice of Special General Meeting of Proprietors" dated June 3, 2002	1	1
"Maui redetermination process to continue"dated May 31, 2002	2	1
"AGL Corporate Conversion" dated May 23, 2002	3	1
"Media Release: Maui Gas Reserves Redetermination" dated May 17, 2002	4	1
"Prices $300m Fixed Rate Bond" dated May 14, 2002	5	1
"Media Release: Launches Domestic Bond" dated May 13, 2002	6	1
"Corporate Conversion" dated May 10, 2002	7	1
"Natural Gas Corp. Media Rel: NGC Credit Facility Terminated" dated May 3, 2002	8	1
"Form 207 Notification of share issue" dated April 26, 2002	9	1
"Appendix 3B - Relodged on New Form" dated April 24, 2002	10	1
"Appendix 3B - Dividend Reinvestment" dated April 23, 2002	11	1
"Change of Director`s Interest Notice x 7" dated April 17, 2002	12	1
"Corporate Conversion Legislation" dated April 9, 2002	13	1
"Notice re: Dingo Blue" dated April 5, 2002	14	1
"Change of Director`s Interest Notice x 7" dated April 2, 2002	15	1

Information and documents made public, distributed or filed by the Australian Gas Light Company (including its predecessors) with the Australian Stock Exchange ("ASX") and the Australian Securities and Investments Commission ("ASIC").	**Tab No.**	**Volume**
"Media Release NGC to seek Partners in Electricity Generation" dated March 21, 2002	16	1
"Investor Conference Presentation" dated March 21, 2002	17	1
"Signs PNG Gas Term Sheet Agreement for 1000 PJ of Gas" dated March 7, 2002	18	1
"Half Yearly Report/ASIC Half Yearly A/Cs & Media Release" dated March 7, 2002	19	1
"Half Year Results Presentation" dated March 7, 2002	20	1
"NGC confirms return to profitability with $16.1m H/YEarnings" dated February 21, 2002	21	1
"Media Rel. re: Natural Gas Corporation" dated February 1, 2002	22	1
"AGL power plant delivers new energy to SA market" dated January 17, 2002	23	1
"Form 207 Notification of share issue" dated January 7, 2002	24	1
"Initial Director`s Interest Notice x 8" dated January 4, 2002	25	1
"Appendix 3B-Pursuant to Share Loan Plan" dated January 2, 2002	26	1
"Section 205G Notice - Director`s Interests" dated December 24, 2001	27	1
"Form 902 Information supplementary to a form or document previously lodged" dated December 20, 2001	28	1
"Calls for Victorian Government to reconsider Pricing Decision" dated December 19, 2001	29	1

Information and documents made public, distributed or filed by the Australian Gas Light Company (including its predecessors) with the Australian Stock Exchange ("ASX") and the Australian Securities and Investments Commission ("ASIC").	**Tab No.**	**Volume**
"AGL representative withdraws from TrustPower Board" dated December 18, 2001	30	1
"NZ$850M Refinancing Completed" dated December 14, 2001	31	1
"Completion of App3B-Share Loan Plan ann 29/11/01" dated December 13, 2001	32	1
"Form 207 Notification of share issue" dated December 3, 2001	33	1
"Form 207 Notification of share issue" dated December 3, 2001	34	1
"Appendix 3B - Share Loan Plan" dated November 29, 2001	35	1
"New Chief Executive for Natural Gas Corp" dated November 28, 2001	36	1
"Section 205G Notice - Director`s Interests x7" dated November 20, 2001	37	1
"Form 207 Notification of share issue" dated November 5, 2001	38	1
"Appendix 3B - DRP" dated October 29, 2001	39	1
"Appendix 3B - Dividend Reinvestment Plan" dated October 29, 2001	40	1
"Director Resignation re: NGC" dated October 26, 2001	41	1
"Section 205G Notice - Director`s Interests x 8" dated October 22, 2001	42	1
"Chairman's Address to Shareholders" dated October 16, 2001	43	1
"MD's Address to Shareholders" dated October 16, 2001	44	1
"Results of AGM" dated October 16, 2001	45	1

Information and documents made public, distributed or filed by the Australian Gas Light Company (including its predecessors) with the Australian Stock Exchange ("ASX") and the Australian Securities and Investments Commission ("ASIC").	**Tab No.**	**Volume**
"Section 205G Notice - Director`s Interests x7" dated October 10, 2001	46	1
"ASIC Annual Audited A/cs" dated September 21, 2001	47	1
"Notice of Annual General Meeting" dated September 21, 2001	48	1
"Annual Report/Top 20" dated September 14, 2001	49	1
"Energy trading & risk management briefing" dated September 13, 2001	50	1
"Form 207 Notification of share issue" dated September 10, 2001	51	2
"Notice of Annual General Meeting" dated August 24, 2001	52	2
"Preliminary Final Report & Media Release" dated August 23, 2001	53	2
"Slide Presentation to Analysts 23.08.2001" dated August 23, 2001	54	2
"Media Release: NGC announces $301.6M Loss" dated August 20, 2001	55	2
"NGC Nth Island electricity cust sale to Genesis concluded" dated August 2, 2001	56	2
"AGL Comments on NGC`s Decision to Exit Electricity Retailing" dated July 25, 2001	57	2
"NGC Responds to MSC Report" dated July 19, 2001	58	2
"Concludes South Island Customer Sale/Restructured Financing" dated July 13, 2001	59	2
"NGC/Meridian reach agreement on customer sale" dated June 29, 2001	60	2

Information and documents made public, distributed or filed by the Australian Gas Light Company (including its predecessors) with the Australian Stock Exchange ("ASX") and the Australian Securities and Investments Commission ("ASIC").	Tab No.	Volume
"Profit announcement regarding New Zealand interests" dated June 22, 2001	61	2
"NGC receives Short-term Funding Support - Majority shareholder" dated June 22, 2001	62	2
"Trading Halt" dated June 21, 2001	63	2
"Company's request for Trading Halt" dated June 21, 2001	64	2
"Sale of Hutt Valley Gas Network in NZ" dated June 21, 2001	65	2
"Statement to NZSE re Natural Gas Corporation - prices" dated June 20, 2001	66	2
"Media Release from Natural Gas Corp NZ on price rises" dated June 15, 2001	67	2
"Natural Gas Corporation Statement to NZSE re Profit for Y/E" dated June 8, 2001	68	2
The Australian Gas Light Company Annual Report 2001	69	2
The Australian Gas Light Company Full Financial Report 2001	70	2
The Australian Gas Light Company Annual Report 2000	71	2
The Australian Gas Light Company Full Financial Report 2000	72	2

ASIC registered agent number 220
lodging party or agent name Bruce Miller
office, level, building or PO Box AGL Centre
street number & name 111 Pacific Highway
suburb/city North Sydney state/territory NSW postcode 2060
telephone (02) 9922 8203
facsimilie (02) 9922 3352
DX number suburb/city

AUSTRALIAN SECURITIES COMMISSION
011688965

For the purposes of ascertaining if a fee concession applies as per Corporations (Fees) Regulations, please indicate if the company is one of the following:

☐ Home Unit Company ☐ Superannuation Trustee Company ☐ Non-Profit Company

Australian Securities & Investments Commission

form **316**

Annual Return of a company

Corporations Law
345, 346, 347, 348

Has a financial report been lodged with ASIC in the 12 months period to the date of lodgment of this return ? yes ☐ no ☒

Declaration

This declaration must be signed and dated by a current director or secretary of the company

I declare (a) that the information given on this Annual Return and any annexures is complete and correct at the date of signing.

(b) that within the period of one month prior to lodgement of this return the directors of the company have resolved that they are of the opinion that there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signature

print name Leslie James Fisk capacity Secretary

sign here [signature] date 5/9/2001

IPC 5 SEP 2001

Please read the Guide to the Annual Return before completing this form

1 company name The Australian Gas Light Company

Australian Company Number 052 167 405

2 Annual Return Year 2001

3 registered office address

(At the office of) C/-
office, level, building name AGL Centre
street number & name Cnr Pacific Highway & Walker Street
suburb/city North Sydney state/territory NSW postcode 2060
If change of address Show the new address in the space next to the old address
date of change (d/m/y) if ASIC previously notified, date of notification (d/m/y)

Does the company occupy the premises specified as the address of the registered office? yes ☐ no ☐

if no name of occupier

Has the occupier of the premises consented in writing to the use of the specified address as the address of the registered office of the company and not withdrawn that consent? yes ☐ no ☐

4 principal place of business

(At the office of) C/-
office, level, building name AGL Centre
street number & name Cnr Pacific Highway & Walker Street
suburb/city North Sydney state/territory NSW postcode 2060
If change of address Show the new address in the space next to the old address
date of change (d/m/y) if ASIC previously notified, date of notification (d/m/y)

5 **ultimate holding company**

If registered in Australia, show A.C.N. or A.R.B.N.

If not registered in Australia, show country of incorporation or formation

6 **company officers**

The following information is required for all company officers. Each item must appear on a separate line.

1 Family name and all given names in full (initials are not acceptable)

2 Unit, floor, building name, street number and name.

3 Suburb/city, state/territory and postcode., *The address for company officers should be the usual residential address unless otherwise provided for under s242AA.*

4 If born in Australia date of birth and city/town and state of birth. If not born in Australia - date of birth and city/town and country of birth.

5 Office held
Use appropriate abbreviations
DIR director
SEC secretary
ALT DIR alternative director
For alternate directors, also include the director/s for whom they are alternate and the cessation date/s if known. As indicated in the Guide, the date/s can be future date/s

CHANGES

If changing an officer's name or address, include the date the change occurred.

If adding or ceasing an officer, show date of appointment, cessation or resignation.

If the ASIC has previously been notified of the changes, include the date of previous notification.

ALLEN, David Charles Keith
15 Stradbroke Avenue
Toorak VIC 3142
born 03/04/1936 at Harrow UK
DIR

BRIERLEY, Ronald Alfred
Brierley Investments Limited
Level 41 "Gateway"
1 Macquarie Place
Sydney NSW 2000
born 02/08/1937 at Wellington New Zealand
DIR

DANIELS, Anthony Bowen
49/93 Elizabeth Bay Road
Elizabeth Bay NSW 2011
born 06/06/1935 at New Lambton NSW
DIR

FISK, Leslie James
5/55 The Crescent
Manly NSW 2095
born 02/11/1942 at Sydney NSW
SEC

HEWSON, Carolyn Judith
1 Trelawney Street
Woollahra NSW 2025
born 10/07/1955 at Adelaide SA
DIR

JOHNSON, Mark Roderick Granger
34a Victoria Road
Bellevue Hill NSW 2023
born 08/11/1940 at Suva Fiji
DIR

MARTIN, Gregory John Walton
65 Neerim Road
Castle Cove NSW 2069
born 08/09/1959 at Christchurch New Zealand
DIR

PHILLIPS, Mervyn John
77 First Avenue
Five Dock NSW 2046
born 01/04/1930 at Sydney NSW
DIR

6 **company officers (cont')**

The following information is required for all company officers. Each item must appear on a separate line.

REANEY, Graham John
9 Government Road
Mosman NSW 2088
born 05/05/1943 at Brisbane QLD
DIR

1 Family name and all given names in full (initials are not acceptable)

2 Unit, floor, building name, street number and name.

3 Suburb/city, state/territory and postcode., *The address for company officers should be the usual residential address unless otherwise provided for under s242AA.*

4 If born in Australia date of birth and city/town and state of birth. If not born in Australia - date of birth and city/town and country of birth.

5 Office held
Use appropriate abbreviations
DIR *director*
SEC *secretary*
ALT DIR *alternative director*
For alternate directors, also include the director/s for whom they are alternate and the cessation date/s if known. As indicated in the Guide, the date/s can be future date/s

CHANGES

If changing an officer's name or address, include the date the change occurred.

If adding or ceasing an officer, show date of appointment, cessation or resignation.

If the ASIC has previously been notified of the changes, include the date of previous notification.

7 Issued shares and options

class code	description, full title of share
ORD	Ordinary

Shares				**Options**
class code	total no. issued	total amount paid	total amount unpaid	number of unissued shares subject to options
ORD	359,758,945	1,354,572,785.31	0.00	

8 list of members (shareholders)

member's full name and address OR name and address of executor/s where applicable	class code (from item 7)	total no. shares held	Are shares fully paid? (Y/N)	Are shares beneficially owned? (Y/N)
As per the AGL Share Register AGL Centre 111 Pacific Highway North Sydney, NSW, 2060	ORD	359,758,945	Y	

Australian Securities & Investments Commission ANNEXURE A The Australian Gas Light Company ABN 95 052 167 405	form 316

This is annexure A of 1 page referred to in Form 316
Annual Return of a Company dated

TOP 20 AGL PROPRIETORS

Proprietor's Full Name	Total number of shares held
Chase Manhattan Nominees Limited	32,291,059
Westpac Custodian Nominees Limited	23,506,128
National Nominees Limited	18,087,204
ANZ Nominees Limited	7,901,425
Queensland Investment Corporation	6,153,239
AMP Limited	5,914,557
Citicorp Nominees Pty Limited	4,196,358
NRMA Nominees Pty Limited	3,713,700
RBC Global Services Australia Nominees Pty Limited	2,847,242
Commonwealth Custodial Services Limited	2,692,125
MLC Limited	2,173,315
Australian Foundation Investment Company Limited	2,139,581
Suncorp General Insurance Limited	1,958,803
Labrador Pty Limited	1,263,150
ING Life Limited	1,237,421
Belike Nominees Pty Limited	1,216,158
Argo Investments Limited	1,199,590
UBS Warburg Private Clients Nominees Pty Ltd	1,132,999
Djerriwarrh Investments Limited	1,122,242
Carlton Hotel Limited	888,042

Print Name: Leslie James Fisk
Capacity: Secretary

Sign Here ______________________ Date: 5/9/2001

Notice of Annual General Meeting

Document date: Fri 24 Aug 2001 **Published:** Fri 24 Aug 2001 10:55:34
Document No: 241886 **Document part:** A
Market Flag: N
Classification: Notice of Annual General Meeting

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-24 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

ANNUAL GENERAL MEETING

For the purpose of Listing Rule 3.13 I confirm that the Annual General Meeting of The Australian Gas Light Company will be held on Tuesday 16 October 2001.

L J Fisk
COMPANY SECRETARY

Preliminary Final Report & Media Release

Document date: Thu 23 Aug 2001 **Published:** Thu 23 Aug 2001 09:31:00
Document No: 241689 **Document part:** A
Market Flag: Y
Classification: Preliminary Final Report , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

COMMENTARY BY THE DIRECTORS ON THE PRELIMINARY FINAL STATEMENT

The result for 2000/2001 financial year reflects a number of *important features:*

* an unprecedented escalation of wholesale electricity prices in New Zealand in June 2001 and the paucity of hedge contracts in the market resulted in significant losses being incurred in Natural Gas Corporation Holdings Limited (NGC), 66% owned by AGL, electricity retail business;

* the full year effect of replacement of the Group's 100% direct ownership in the natural gas transmission pipelines with a 30% investment in the Australian Pipeline Trust (APT);

* the first full year addition of the former ETSA Power electricity retail business in South Australia;

* commencement of the ActewAGL joint venture including the sale of AGL's Canberra gas network and retail business;

* the impact of Bass Strait gas being delivered via the Eastern Gas Pipeline;

* acquisition of the remaining 50% of Gas Valpo, Chile;

* a $19.6 million after tax write-down of the investment in Dingo Blue, an online retailer of telephony and internet products;

* a 20% investment in COMindico, Australia's first national internet protocol based wholesale network;

* commencement of lower gas and electricity distribution prices in NSW and Victoria following implementation of the respective Regulator's determinations;

* sale of the New Zealand Hutt Valley gas network and meter business in June 2001; and

* sale of Stages 2 and 3 of Breakfast Point.

MORE TO FOLLOW

Preliminary Final Report & Media Release

Document date: Thu 23 Aug 2001 **Published:** Thu 23 Aug 2001 11:31:12
Document No: 241689 **Document part:** B
Market Flag: Y
Classification: Preliminary Final Report , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

RESULTS

Group operating profit from ordinary activities (including significant items) before borrowing costs and tax was down to $295.3 million from $638.5 million for the previous year. The result reflects higher wholesale electricity costs in NGC; lower gas and electricity distribution revenues in NSW and Victoria as a result of implementation of the respective Regulator's determinations; impact of the sale of the Australian Capital Territory (ACT) gas network to the ActewAGL joint venture and a full twelve months of operations from AGL South Australia.

Borrowing costs rose to $181.9 million mainly due to acquiring the remaining 24% of TransAlta New Zealand, purchasing the remaining 50% of Gas Valpo, buy-back of Goldline operating lease assets and funding investments in telecommunication businesses.

Tax expense on operating profits before significant items increased from 30.6% to 32.2% mainly due to higher non-allowable expenditure.

The significant one-off items after tax for the year resulted in a net loss of $192.3 million comprising:

* write-downs and costs relating to AGL's investment in NGC ($245.8million);

* write-downs of AGL's investment in Dingo Blue ($19.6 million);

* costs incurred to review the structure of the Group's gas and electricity network assets ($6.2 million).

offset by

* profit on the sale of the ACT gas net work and retail into the ActewAGL joint venture($65.7 million); and

* profit of the sale of Stages 2 and 3 of Breakfast Point ($13.6million).

Profit attributable to AGL's Proprietors for the year was $115.4 million, down 74.4% compared with $450.0 million for the previous year.

PROFIT BEFORE SIGNIFICANT ITEMS

The underlying net profit of the consolidated Group of $224.2 million before significant items and the outside equity interests associated with those significant items, declined by 10.0% compared with the previous year as outlined in the following table:

	2001 $m	2000 $m
Operating profit before tax	337.5	377.0
Income tax	108.7	115.3
Operating profit after tax	228.8	261.7
Outside equity interests	4.6	12.7
Net profit before significant items	224.2	249.0

INDICATORS

Earnings per share after significant items decreased from 133.1 cents to 32.8 cents, a decrease of 75.4%. Net tangible asset backing per

share at year end increased 63 cents to $2.46 compared to $1.83 last year as a result of the increase in total assets.

REVENUE

Total revenue from operating activities was $3,498.9 million, an increase of $753.5 million reflecting twelve months of electricity sales in South Australia compared to five months of the previous year and offset by the loss of gas transmission pipeline revenue to APT.

CASH FLOWS, BORROWINGS AND GEARING

Operating cash flow for the year was $297.4 million, compared to $373.3 million for the previous year. Higher receipts from customers were offset by higher payments to suppliers and employees, principally as a result of the full twelve months operations of AGL South Australia and increased cash flow requirements to fund the operating activities of NGC and Dingo Blue. Higher borrowing cost payments and lower dividends received also contributed to the reduced operating cash flows.

Net borrowings increased during the year from $2,019.7 million to $2,568.5 million. The increase mainly reflects investments in TransAlta New Zealand ($122.4 million), technology companies ($75.8 million), purchase of the remaining 50% of Gas Valpo ($36.4 million), funding of an equalisation payment on the divestment and subsequent investment in the ActewAGL joint venture ($164.4 million) and $51.8 million funding to NGC in June 2001.

The debt:debt plus equity ratio increased from 49.2% to 54.9%, primarily resulting from extra borrowings including NGC funding. The Group's borrowing costs coverage ratio declined to 2.9 times from 3.7 times as a result of the increase in borrowings.

ISSUED CAPITAL

An additional 17,768,068 shares in the Company were issued during the

year, 16,792,053 in relation to the AGL Dividend Reinvestment Plan (DRP) and the remainder associated with the AGL Share Reward and Share Loan Plans.

DIVIDENDS

The Directors have recommended a final dividend for the year of 27 cents per share, franked to 16 cents (59.3% of final dividend) payable on 16 October 2001. Together with the 28% franked dividend of 25 cents per share paid on 12 April 2001, this represents a total dividend for the year of 52 cents (44.2% franked) compared with a total dividend of 74 cents (which included a special unfranked dividend of 23 cents per share) for the previous year. There were no Foreign Dividend Account credits attached to the dividends for the year.

Share transfers received by 3 October 2001, up to the time specified in the Australian Stock Exchange, Listing Rules and the Stock Exchange Clearing House Business Rules, will be registered before entitlements to the dividends are determined.

The Dividend Reinvestment Plan (DRP) will continue for the final dividend with a discount rate of 2.5%. Proprietors who elect to participate in the DRP will receive additional AGL shares in lieu of receiving the cash dividends.

MORE TO FOLLOW

Preliminary Final Report & Media Release

Document date: Thu 23 Aug 2001 **Published:** Thu 23 Aug 2001 12:27:31
Document No: 241689 **Document part:** C
Market Flag: Y
Classification: Preliminary Final Report , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

OPERATIONS

INFRASTRUCTURE MANAGEMENT & SERVICES

The division, comprising gas and electricity networks and Agility businesses, contributed $321.1 million to operating profit (including significant items) before borrowing costs and tax compared with $452.9 million for the previous year.

The results reflects the sale of the natural gas transmission pipeline assets to APT in the prior year and the sale of the ACT gas networks into the ActewAGL joint venture in October 2000.

GAS NETWORKS

Gas Networks contributed $222.0 million to operating profit (including significant items) before borrowing costs and tax. The result included $49.3 million profit from the sale of the ACT gas network into the ActewAGL joint venture. The tariff market contributed in excess of 79% of total revenue. Tariff billings grew by 1.2 PJ. This growth was a result of an increase in site numbers and in the average consumption per domestic site.

The number of new sites connected to the gas network, 38,870, equalled last years record increase of 5%. The total number of sites connected is now 827,191.

In October 2000 AGL transferred its ACT gas network assets into a joint venture with the Actew Corporation. Returns from these assets are now derived from AGLs 50% equity interest in the joint venture.

Total natural gas transported for the year of 103.2 PJ was an 8.1 PJ reduction on the previous year, principally as a result of the Smithfield cogeneration plant now being supplied directly from the Eastern Gas Pipeline and the gas now being transported by the ActewAGL joint venture in the ACT and Queanbeyan from October 2000. Currently, approximately 23.2 PJ per annum of natural gas is transported under third party transportation contracts.

Gas reticulation continues to expand across NSW. The five-year Blue Mountains project, west of Sydney, was completed with a total of 607 km of mains and 9,393 residential connections. Project work continued in the towns of Narromine, Wellington, Kiama and the regional city of Dubbo. The LPG network in Parkes was connected to natural gas. To support this increased growth, operating capital expenditure was $73.4 million, of which 78% was used to expand the network by 465 km to 22,534 km.

Work continued to secure the necessary foundation load for the 303 km extension of natural gas to Tamworth and surrounding townships in the Central Ranges of NSW.

Gas Networks is subject to a regulated business environment and a revised Access Arrangement for the transportation of gas through the NSW network was approved by the Independent Pricing and Regulatory Tribunal (IPART) of NSW and commenced in October 2000. This Arrangement will prevail until 30 June 2004.

A key feature of the decision was the establishment of an initial capital base for the NSW network as at 1 July 1996 of $1.55 billion, which means that at 1 July 2000 the network capital base, including working capital, is approximately $1.67 billion. IPART has approved a formula for pricing based on a pre-tax real weighted average cost of

capital of 7.75%.

ELECTRICITY NETWORKS

Electricity Networks cover an area of approximately 950 sq km of north-west greater Melbourne. This area includes some of the major growth corridors of Melbourne. Several large customers have moved into our area of operation, such as Delphi and Roxburgh Park Shopping Centre.

Electricity Networks contributed $70.7 million to operating profit before borrowing costs and tax, an increase of $7.8 million on the previous year. During the financial year, we delivered 4,026.4 GWh to 260,926 sites within the distribution territory, a 0.2% increase in energy throughput on the previous year, with 4,668 new sites being connected to the network. The marginal increase in energy throughput resulted from the larger customers experiencing an economic downturn. A significant amount of capital was spent on improving safety, as well as quality of supply. For example, extra transformers were installed in the Sunbury and Yarraville zone substations and in the Keilor terminal station to reduce the risk of power failure in summer and avoid load shedding. New equipment was installed in the Somerton zone substation, increasing its capacity to facilitate further customer growth. Other efforts included installing 20 automatic circuit reclosers which will help improve the reliability of supply performance; and augmenting the Tullamarine to Somerton 66 kV line to remove the risk of load shedding.

Several severe storms hit north-west Melbourne during the year. However due to the new investment made on the network, Customers Minutes Off Supply (CMOS) increased only slightly to 102.5 minutes from 93.4 minutes in the previous year, but after taking the storm factors into consideration, CMOS fell to 87.1 minutes, a significant improvement of 6.7% over the previous year.

The Office of the Regulator General (ORG) finalised its review of distribution prices for the five-year period commencing January 2001.

Key features of the decision, which was based on a post-tax real WACC of 6.8%, are that AGL Electricity will be allowed to increase prices each year by a factor of CPI, less an 'X' factor determined by the ORG and there are opportunities for AGL to receive additional revenue if it is able to exceed reliability targets. The effect of the determination was that Electricity Networks was required to reduce prices by 14.8% from January 2001 and, in future, can adjust prices by a factor of CPI minus 1 in each of the remaining four years.

AGILITY

Agility contributed $28.4 million to operating profit (including significant items) before borrowing costs and tax.

Agility has leveraged its relationship with AGL and its related entities, securing asset management and services contracts with APT, AGL Gas Networks and AGL Electricity Networks. These contracts provide both cost savings for AGL-owned infrastructure and significant recurring revenues for the AGL Group.

In October 2000 Agility contracted its services to the ActewAGL joint venture, representing another milestone in the diversification of AGL into a multi-utility operation. Agility manages the ActewAGL gas network, ensuring reliable and incident free operation; and provides support in the areas of electricity network systems with technical know-how and knowledge. In June 2001 Agility completed and commissioned 22.2 km of pipeline that will allow delivery of gas into ActewAGL's gas network, from the Eastern Gas Pipeline. This investment provides for the long-term future growth of ActewAGL's gas business, with the additional benefits of security of supply and access to multiple gas sources.

Another milestone in AGLs diversification into a multi-utility operation was Agilitys achievement of its first non-gas construction contract. The contract, awarded by TransACT, was for the roll out of fibre-optic cable in Canberra.

During its first year of operation, Agility also completed several other projects and established arrangements for future growth prospects. These included:

* Successfully completing a number of construction projects, including:

- the 111 km Peat lateral connecting into the Roma to Brisbane pipeline;
- the NSW section of the Canberra primary mains extension;
- the Camden pipeline for transportation of coal-bed methane into the Sydney gas network;
- 35.7 km polyethylene lateral pipeline from Rutherford to Singleton in NSW;
- the Wiluna pipeline compressor project in Western Australia;
- the 15 km Mt Magnet lateral in Western Australia; and
- the Temora and Cooma gas networks in NSW;

* Formalised arrangements with Aurora Energy for the joint pursuit of the Tasmania gas project;

* Established a relationship with Great Southern Energy, to service the towns of Tumut and Gundagai;

* Registered interest as a developer of infrastructure to supply water to the Kalgoorlie Esperance region of Western Australia; and

* Provided consulting services to APT in relation to the development, management and operations of infrastructure, to deliver Timor Sea gas from Darwin to Moomba, South Australia and Queensland.

MORE TO FOLLOW

Preliminary Final Report & Media Release

Document date: Thu 23 Aug 2001 **Published:** Thu 23 Aug 2001 12:05:03
Document No: 241689 **Document part:** D
Market Flag: Y
Classification: Preliminary Final Report , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

ENERGY SALES & MARKETING The Energy Sales & Marketing (ES&M) division is responsible for the sale and marketing of gas, electricity and energy services to AGLs 1.85 million customer base in south-eastern Australia.

For the twelve months to 30 June 2001 the division contributed $115.4 million to operating profit (including significant items) before borrowing costs and tax, compared with $58.5 million for the previous year. Included in the result is a profit of $5.0 million arising on the sale by the Company of its ACT gas retail business to the ActewAGL joint venture. The increased profitability was due to a strong performance in contestable electricity markets in NSW and Victoria; the inclusion of results, for a full year, from AGL South Australia Pty Limited (the former business of ETSA Power), which was acquired by AGL in January 2000; as well as a strong performance in the residential gas market.

During the year AGL received several awards for outstanding call centres including the Sydney call centre, named the best call centre in NSW in the 50+ operator category.

The fit-out of a new Call Centre in Canberra was completed in November, being part of AGLs regional development commitments under the ActewAGL joint venture.

NATURAL GAS

Total natural gas sales were 12.6 PJ lower than the previous years 106.7 PJ. This was a result of the completion of the Eastern Gas Pipeline which now supplies gas into NSW, and increased competition from other energy retailers for industrial and commercial business.

Sales of natural gas to the NSW residential market increased over the level of the prior corresponding period by 1.2 PJ to 18.5 PJ. This was primarily due to the cold end of winter 2000, with strong sales in the months of July and August, as well as successful endeavours in connecting new customers, with 38,823 new customers added during the year.

Sales to Victorian retailer Origin, via the NSW to Victoria interconnect pipeline, totalled 5.0 PJ under a five-year 5.0 PJ per annum contract signed in 1998. Sales in the twelve months also included 9.0 PJ to Incitec, 1.8 PJ to Great Southern Energy and 6.5 PJ to National Power in South Australia.

ELECTRICITY

The milestone of the one millionth electricity customer was achieved during the year. AGLs combined share of gas and electricity customers is currently around 18% nationally.

Outside of South Australia, retail electricity results in Victoria and NSW demonstrated strong growth levels, with 5.8% (236 GWh) and 47.5% (409 GWh) growth, respectively, in total load supplied over the prior period.

During the latter part of the year a $1.3 billion sales campaign to business customers was successfully completed in South Australia.

In December 2000 a comprehensive demand-side management programme was implemented in South Australia, involving press, radio and outdoor advertising, supported by a comprehensive public relations campaign. The programme asked customers to conserve electricity during periods

of high temperatures and was designed to reduce the potential for blackouts. It was very successful, especially during January and February 2001, achieving reductions of up to 8% in customer demand during one of the hottest summers recorded in the last 100 years in South Australia. This was the equivalent of approximately 11,000 houses switching off all power for an entire day.

The balance of energy supply and demand in South Australia has been further improved by the full commissioning of operations of National Powers gas turbine generator at Pelican Point, South Australia, during January 2001. The Pelican Point plant has a capacity of approximately 470 MW.

ENERGY SERVICES

AGL is focused on providing customers with the best solution to their energy needs and superior service. This includes value adding products and services that go beyond the straight sale of energy. Examples include real-time energy usage monitoring, programmed maintenance, power factor correction, power quality analysis and energy management advisory services. This also extends to building, owning and operating energy plant and equipment for customers.

The Sydney Olympics provided us with a high-profile opportunity to showcase our capabilities. AGL was commissioned to design and install the spectacular Ring of Fire which was incorporated in the Olympic flame cauldron. AGL was also subsequently involved in the lighting of the flame at the Paralympics.

AGL is carrying out its first Energy Performance Contract (EPC) with the Greater Murray Area Health Service. This contract is one of the first EPCs to be executed under the NSW Governments Greenhouse Gas Reduction Program, administered by the Sustainable Energy Development Authority (SEDA).

AGL continued to promote the use of natural gas as an environmentally friendly fuel for vehicles. The NSW State Transit Authority increased

the number of its buses using the fuel to 404, equivalent to approximately 24,000 residential customers average gas usage.

POWER GENERATION

As one of the largest electricity retailers in Australia, AGL recognised that the best way to ensure availability of necessary electricity volumes and a level of price certainty during peak demand times was to control its own peaking generation.

In May 2001 AGL announced it would build gas-fired peak generation plants one in Victoria and one in South Australia. These two states have seen significant price rises in the wholesale electricity market over the last two years. The Somerton power generation plant, north-west of Melbourne will be a gas-fired peaking power station, while the Hallett power generation plant 170 km north of Adelaide will be a dual-fuelled plant operating on natural gas whenever possible and liquid fuel at times when there is a lack of natural gas available through the Moomba to Adelaide pipeline.

Both plants are planned to be in service during next summer and will supply 150 MW and up to 250 MW into the Victorian and South Australian markets respectively. Apart from providing additional energy supplies when electricity demand approaches the total capacity of generation available in the market, the generators will facilitate greater price stability and more reliable service to our customers during peak-demand periods.

Earnings from AGLs investment in the 20 MW power plant at Cawse in Western Australia decreased as a result of the power plants customer being placed in receivership. Despite this, the Cawse mine is still considered viable and new contracts have subsequently been negotiated with the Receiver.

AGLs other power generation investments include a 15% interest in the Southern Cross Energy partnership and a 50% interest in the Windimurra power station, both in Western Australia. Power generation

contributed an operating loss of $0.3 million before borrowing costs and tax for the year.

MORE TO FOLLOW

Preliminary Final Report & Media Release

Document date: Thu 23 Aug 2001 **Published:** Thu 23 Aug 2001 12:14:13
Document No: 241689 **Document part:** E
Market Flag: Y
Classification: Preliminary Final Report , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-23 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++

INTERNATIONAL

NEW ZEALAND

In contrast with the extremely difficult electricity retail trading conditions in New Zealand, NGCs gas trading (retail and wholesale) infrastructure management and generation businesses performed strongly. Nevertheless, as a result of the loss sustained in the electricity retail business NGCs operating contribution to AGL before borrowing costs, tax and outside equity interests was a loss of $182.3 million compared with a profit of $92.5 million in the previous year.

NGCs gas businesses, including natural gas and LPG, traded at high volumes due to high thermal generation demand, recent cold weather and the competitive position of these fuels compared with other forms of energy. Gas sales grew 48.5%. Its generation business includes its Taranaki combined cycle plant (100% owned), Southdown cogeneration plant (50% owned), Kapuni cogeneration plant (50% owned) and Cobb hydro station (100% owned). Generation capacity from these facilities is over 500 MW.

In August 2001 NGC announced that as a result of the continuation of the high wholesale electricity prices during July, its earnings for the year ended 30 June 2002 would be affected. NGCs net exposure in the period would result in losses from the electricity retailing

business in the region of NZ$40 million after tax. However, it is expected that the losses would be more than off-set by earnings from NGCs electricity generation business over the remainder of the year. Whilst NGCs on-going exposure to high electricity spot prices has been eliminated through the sale of its electricity retail businesses to Meridian Energy and Genesis Power, these transactions were only completed on the 13 July 2001 and 1 August 2001 respectively.

As required by the New Zealand Commerce Commission AGLs 100% owned Hutt Valley gas network and meter business was sold in July to Powerco for NZ$118 million. In addition, the 20.5% stake in electricity retail and generation business TrustPower contributed $5.5 million to operating profit before borrowing costs and tax down $0.4 million from the previous year.

CHILE

AGL has held a 50% interest in Gas Valpo, the 148-year-old natural gas distributor and owner of gas distribution businesses in Chiles Valparaiso and its twin coastal city Vina del Mar since 1998. In July 2000 AGL acquired the remaining 50% interest from Lipigas for a purchase price of US$22 million.

During the first six months of the year under review, Gas Valpo completed its rehabilitation of the former towns gas network. By June 2001 Gas Valpo connected its 30,000th customer, bringing the total customer base to 30,400. It now operates 320 km of mains and distributes 3.5 PJ of gas annually to the second most heavily populated part of Chile.

AGLs 33(1/3)% investment in AGL Perfeco, which was originally established to manufacture nylon pipe in support of Gas Valpos rehabilitation project, was sold on 31 May 2001 to the remaining shareholders.

INVESTMENTS

Operating profit to AGL before borrowing costs and tax from investments include AGLs share of equity profits from its 30% investment in APT, $10.5 million for the full year, and $26.3 million from the 50% investment in the ActewAGL joint venture which commenced in October 2000.

AGL also earns additional revenue from these two investments through Agility.

TECHNOLOGY COMMERCE

During the year AGL made two significant investments in telecommunications. In September 2000 this included a commitment to a $40 million (20%) investment in COMindico, a national internet protocol based wholesale network, and in December the acquisition of Dingo Blue an online retailer of telephony and internet products and services from Cable & Wireless Optus for $21.0 million. These acquisitions add to the 20% direct investment in TransACT, a Canberra-based company rolling out a broadband fibre-optic telecommunications network throughout the ACT.

For the twelve months ended 30 June 2001, the division made an operating loss of $33.4 million (including significant items) before borrowing costs and tax.

As at 30 June 2001 AGL had invested $55.2 million in Dingo Blue, consisting of the original acquisition cost of $21.0 million, plus loans of $34.2 million advanced to fund operating cash flow and working capital requirements. In June 2001 the Company undertook a comprehensive operational review of its investment including contractual relationships and as a result, a $22.2 million write-down before tax was made primarily relating to goodwill and deferred expenditure.

AGL has entered telecommunications to assess the opportunity of widening the range of services that can be provided to its nearly two million customer base, particularly in the contestable environment.

LPG

ELGAS

Elgas (AGL 50%) made a $4.8 million contribution to operating profit before borrowing costs and tax for the year compared with $9.4 million for the previous year.

The cost of purchasing LPG for resale is determined by the Saudi contract price, shipping and terminal costs, all of which are expressed in US dollars. Large rises in the Saudi contract price at the same time as large falls in the US dollar/Australian dollar exchange rate led to massive rises in the cost of purchasing LPG. The average cost of LPG purchases in 2001 was 38% higher than 2000 and 154% higher than 1999.

As a result of these substantial rises in cost, the downstream LPG business in Australia suffered, and growth in both sales volumes and profit was curtailed.

At the start of the financial year, the Elgas Cavern underground LPG storage facility had just begun operations. Since then, over 200,000 tonnes of LPG has passed through it. LPG from the Cavern has already been distributed as far north as Cairns, as far south as Melbourne and as far west as Adelaide. The Cavern has proved to be a distribution hub for the Australian east coast and product from it has been supplied to all LPG distributors in the market. Growth in Cavern volumes is expected in the year ahead.

H C EXTRACTIONS

HC Extractions had a record year generating an operating profit before borrowing costs and tax of $8.8 million, $0.5 million higher than the previous year. This result was achieved predominantly as a result of high LPG prices underpinned by strong world oil prices even though production of LPG decreased by 930 tonnes to 33,451 tonnes.

PROPERTY

Remediation of AGLs former gasworks site at Breakfast Point, formerly known as Mortlake, is approximately 95% complete, despite delays experienced in May 2001 due to wet weather. Completion of all site works is scheduled for the end of December 2001.

The purchaser of Breakfast Point, Rosecorp, settled the acquisition of Stage 2 on 24 November 2000 and exercised the call option on 30 April 2001 for the purchase of Stage 3 for the sum of $30.6 million, resulting in a profit of $20.8 million.

Settlement has taken place on all allotments within the industrial land subdivision at Mars Road, Lane Cove.

M J Phillips
CHAIRMAN

MORE TO FOLLOW

Preliminary Final Report & Media Release

Document date: Thu 23 Aug 2001 **Published:** Thu 23 Aug 2001 09:26:25
Document No: 241689 **Document part:** F
Market Flag: Y
Classification: Preliminary Final Report , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

APPENDIX 4B (Rule 4.13(b))

PRELIMINARY FINAL REPORT

Name of entity

Australian Gas Light Company (The)

ACN, ARBN, ABN or ARSN	Half yearly (tick)	Preliminary final (tick)	Financial Year ended ('current period')
052 167 405		X	30/06/2001

FOR ANNOUNCEMENT TO THE MARKET AUDM

Extracts from this report for announcement to the market (see note 1).

Revenues from ordinary activities (item 1.1)	up	27.4% to	3,498.9
Profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members (item 1.20)	down	69.2% to	142.1
Profit (loss) from ordinary activities after tax attributable to members (item 1.23)	down	74.4% to	115.4

Profit (loss) from extraordinary items
after tax attributable to members
(item 2.5(d)) gain of -% to Nil

Net profit (loss) for the period
attributable to members
(item 1.11) down 74.4% to 115.4

DIVIDENDS (DISTRIBUTIONS)	AMOUNT PER SECURITY (cents)	FRANKED AMOUNT PER SECURITY (cents)
Final dividend (Preliminary final report only - item 15.4)	27	16
Interim dividend (Half yearly report only - item 15.6)	25	7

Previous corresponding period (Preliminary
final report - item 15.5; half yearly
report - item 15.7)

Final Dividend	27	6
Special Dividend	23	0

Record date for determining entitlements to the
dividend, (in the case of a trust, distribution)
(see item 15.2) 03/10/2001

Brief explanation of omission of directional and percentage changes
to profit in accordance with Note 1 and short details of any bonus
or cash issue or other item(s) of importance not previously
released to the market:

* SIGNIFICANT ITEMS

Operating profit from ordinary activities after tax includes

significant revenues and expenses as detailed in Attachement A.

MORE TO FOLLOW

Preliminary Final Report & Media Release

Document date: Thu 23 Aug 2001 **Published:** Thu 23 Aug 2001 12:58:40
Document No: 241689 **Document part:** G
Market Flag: Y
Classification: Preliminary Final Report , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-23 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++

CONSOLIDATED PROFIT AND LOSS ACCOUNT

	CURRENT PERIOD AUDM	PREVIOUS CORRESPONDING PERIOD AUDM
1.1 Revenues from ordinary activities	3,498.9	2,745.4
1.2 Expenses from ordinary activities (see items 1.24 + 12.5 + 12.6)	(3,245.0)	(2,170.6)
1.3 Borrowing costs	(181.9)	(152.0)
1.4 Share of net profit (loss) of associates and joint venture entities (see item 16.7)	41.4	63.7
1.5 Operating profit (loss) from ordinary activities before tax (refer Attachment A)	113.4	486.5
1.6 Income tax on ordinary activities *	(76.9)	(23.8)

1.7 Operating profit (loss) from ordinary

activities after tax	36.5	462.7
1.8 Profit (loss) from extraordinary items after tax (see item 2.5)	0.0	0.0
1.9 Operating profit (loss)	36.5	462.7
1.10 Net profit (loss) attributable to outside equity interests	78.9	(12.7)
1.11 Operating profit (loss) after tax attributable to members	115.4	450.0

CONSOLIDATED RETAINED PROFITS

1.12 Retained profits (accumulated losses) at the beginning of the financial period	635.7	437.9
1.13 Operating profit (loss) after tax attributable to members (item 1.11)	115.4	450.0
1.14 Net transfers (to) and from reserves	0.0	0.0
1.15 Net effect of changes in accounting policies	0.0	0.0
1.16 Dividends and other equity distributions paid or payable	(186.1)	(252.2)
1.17 Retained profits (accumulated losses) at end of financial period	565.0	635.7

PROFIT RESTATED TO EXCLUDE AMORTISATION OF GOODWILL

1.18 Operating profit (loss) from ordinary activities after tax before outside equity interests (items 1.7) and amortisation of goodwill	63.2	474.5
1.19 Plus (less) outside equity interests	78.9	(12.7)
1.20 Operating profit (loss) from ordinary activities after tax (before amortisation of goodwill) attributable to members	142.1	461.8

* Refer Attachment C

PROFIT (LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO MEMBERS

1.21 Operating profit (loss) from ordinary activities after tax (item 1.7)	36.5	462.7
1.22 Less (plus) outside equity interests	78.9	(12.7)
1.23 Operating profit (loss) after tax attributable to members	115.4	450.0

REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES

AASB 1004 requires disclosure of specific categories of revenue and AASB 1018 requires disclosure of expenses from ordinary activities according to either their nature of function. Entities must report details of revenue and expenses from ordinary activities using the layout employed in their accounts. See also items 12.1 to 12.6

	Current Period	Previous Corresponding Period
	AUDM	AUDM

1.24 Details of revenue and expenses

Refer Attachment B

INTANGIBLE AND EXTRAORDINARY ITEMS

	Consolidated - current period			
	Before tax	Related tax	Related outside equity interests	Amount (after tax) attributable to members
	AUDM	AUDM	AUDM	AUDM
2.1 Amortisation of goodwill	26.7	0.0	0.0	26.7
2.2 Amortisation of other intangibles	5.5	0.0	0.0	5.5
2.3 Total amortisation of intangibles	32.2	0.0	0.0	32.2
2.4 Extraordinary items (details)	0.0	0.0	0.0	0.0
2.5 Total extraordinary items	0.0	0.0	0.0	0.0

COMPARISON OF HALF YEAR PROFITS (Preliminary final report only)	Current year	Previous year
	AUDM	AUDM
3.1 Consolidated profit (loss) after tax		

attributable to members reported for the 1st half year (item 1.23 in the half yearly report)	208.1	181.7
3.2 Consolidated profit (loss) after tax attributable to members for the 2nd half year	(92.7)	268.3

CONSOLIDATED BALANCE SHEET

	At end of current period AUDM	As in last annual report AUDM	As in last half yearly report AUDM
CURRENT ASSETS			
4.1 Cash	100.9	31.1	7.9
4.2 Receivables	690.6	608.8	579.4
4.3 Investments	0.0	0.0	0.0
4.4 Inventories	20.6	17.8	20.5
4.5 Other (provide details if material) (a)	241.4	41.8	49.0
4.6 Total current assets	1,053.5	699.5	656.8
NON-CURRENT ASSETS			
4.7 Receivables	75.6	73.2	73.2
4.8 Investments (equity accounted)	576.1	269.4	577.7
4.9 Other investments	66.8	10.5	43.1
4.10 Inventories	3.1	3.1	3.1
4.11 Exploration and evaluation expenditure capitalised (see para.71 of AASB 1022)	0.0	0.0	0.0
4.12 Development properties (mining entities)	0.0	0.0	0.0

4.13 Other property, plant and equipment (net)	2,753.9	2,614.5	2,652.4
4.14 Intangibles (net)	910.9	1,159.7	1,265.4
4.15 Other (provide details if material) (b)	563.3	515.2	505.8
4.16 Total non-current assets	4,949.7	4,645.6	5,120.7
4.17 Total assets	6,003.2	5,345.1	5,777.5
CURRENT LIABILITIES			
4.18 Payables	539.2	474.1	407.9
4.19 Interest bearing liabilities	1,104.2	204.1	241.0
4.20 Provisions	179.3	248.4	167.1
4.21 Other (provide details if material)	48.7	34.3	63.8
4.22 Total current liabilities	1,871.4	960.9	879.8
NON-CURRENT LIABILITIES			
4.23 Payables	0.0	0.0	0.5
4.24 Interest bearing liabilities	1,577.9	1,863.2	2,142.3
4.25 Provisions	93.8	112.5	97.0
4.26 Other (provide details if material)	351.8	322.6	296.7
4.27 Total non-current liabilities	2,023.5	2,298.3	2,536.5
4.28 TOTAL LIABILITIES	3,894.9	3,259.2	3,416.3
4.29 NET ASSETS	2,108.3	2,085.9	2,361.2

(a) Consists of:

Intangibles	$111.1 million
Gas entitlements	$21.6 million
Prepayments	$27.0 million
Surplus property held for sale	$81.7 million

(b) Consists of:

Deferred expenditure	$322.7 million
Tax assets	$102.4 million
Gas entitlements	$131.9 million
Other	$6.3 million

EQUITY

4.30 Capital/contributed equity	1,354.6	1,175.9	1,313.5
4.31 Reserves	(13.7)	(26.0)	(12.0)
4.32 Retained profits (accumulated losses)	565.0	635.7	754.8
4.33 Equity attributable to members of the parent entity	1,905.9	1,785.6	2,056.3
4.34 Outside equity interests in controlled entities	202.4	300.3	304.9
4.35 Total equity	2,108.3	2,085.9	2,361.2
4.36 Preference capital included as part of 4.33	0.0	0.0	0.0

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED

To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred regardless of whether written off directly against profit.

	Current period	Previous corresponding period
	AUDM	AUDM

5.1 Opening balance	-	-
5.2 Expenditure incurred during current period	-	-
5.3 Expenditure written off during current period	-	-
5.4 Acquisitions, disposals, revaluation increments, etc.	-	-
5.5 Expenditure transferred to Development Properties	-	-
5.6 Closing balance as shown in the consolidated balance sheet (item 4.11)	-	-

DEVELOPMENT PROPERTIES

(To be completed only by entities with mining interests if amounts are material)

	Current period AUDM	Previous corresponding period AUDM
6.1 Opening balance	-	-
6.2 Expenditure incurred during current period	-	-
6.3 Expenditure transferred from exploration and evaluation	-	-
6.4 Expenditure written off during current period	-	-

6.5 Acquisitions, disposals, revaluation increments, etc.	-	-
6.6 Expenditure transferred to mine properties	-	-
6.7 Closing balance as shown in the consolidated balance sheet (item 4.12)	-	-

CONSOLIDATED STATEMENT OF CASH FLOWS #

	Current period AUDM	Previous corresponding period AUDM
CASH FLOWS RELATED TO OPERATING ACTIVITIES		
7.1 Receipts from customers	3,783.9	2,374.1
7.2 Payments to suppliers and employees	(3,305.2)	(1,893.6)
7.3 Dividends received from associates	28.6	77.2
7.4 Other dividends received	0.0	0.0
7.5 Interest and other items of similar nature received	13.7	11.4
7.6 Interest and other costs of finance paid	(178.5)	(151.9)
7.7 Income taxes paid	(45.1)	(44.1)

7.8 Other (provide details if material)	0.0	0.2
7.9 Net operating cash flows	297.4	373.3
CASH FLOWS RELATED TO INVESTING ACTIVITIES		
7.10 Payment for purchases of property, plant and equipment	(376.5)	(324.6)
7.11 Proceeds from sale of property, plant and equipment	18.3	17.3
7.12 Payment for purchases of equity investments	(398.5)	(1,136.8)
7.13 Proceeds from sale of equity investments	18.3	383.8
7.14 Loans to other entities	(9.5)	(55.1)
7.15 Loans repaid by other entities	4.7	17.5
7.16 Other (provide details if material)	0.0	0.0
7.17 Net investing cash flows	(743.2)	(1,097.9)
CASH FLOWS RELATED TO FINANCING ACTIVITIES		
7.18 Proceeds from issues of securities (shares, options, etc.)	268.5	167.2
7.19 Proceeds from borrowings	1,245.2	934.5
7.20 Repayment of borrowings	(719.3)	(202.7)
7.21 Dividends paid	(272.5)	(173.6)

7.22 Other (provide details if material)	0.0	0.0
7.23 Net Financing Cash Flows	521.9	725.4
7.24 NET INCREASE (DECREASE) IN CASH HELD	76.1	0.8
7.25 Cash at beginning of period (see Reconciliation of cash)	22.6	19.4
7.26 Exchange rate adjustments to item 7.25	2.0	2.4
7.27 Cash at end of period (see Reconciliation of cash)	100.7	22.6

Includes significant items.

NON-CASH FINANCING AND INVESTING ACTIVITIES

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

During the period the consolidated entity disposed of various assets with an aggregate fair value of $227.8m as part of the consideration to acquire a 50% interest in the ActewAGL joint venture. This disposal is not reflected in the Statement of Cash Flows.

RECONCILIATION OF CASH

Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	Current period AUDM	Previous corresponding period AUDM

8.1 Cash on hand and at bank	26.7	31.1
8.2 Deposits at call	74.2	0.0
8.3 Bank overdraft	(0.2)	(0.3)
8.4 Other (provide details)	0.0	(8.2)
8.5 Total cash at end of period (item 7.27)	100.7	22.6

RATIOS	Current period	Previous corresponding period
PROFIT BEFORE TAX / REVENUE		
9.1 Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1)	3.2 %	17.7 %
PROFIT AFTER TAX / EQUITY INTERESTS		
9.2 Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.9) as a percentage of equity (similarly attributable) at the end of the period (item 4.33)	6.1 %	25.2 %

EARNINGS PER SECURITY (EPS)	Current period	Previous corresponding period
10.1 Calculation of the following in accordance with AASB 1027: Earnings per Share		

(a) Basic EPS	32.8 c	133.1 c
(b) Diluted EPS (if materially different from (a))	N/A c	N/A c
(c) Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	352,279,819	338,152,088

NTA BACKING (see note 7)	Current period	Previous corresponding period
11.1 Net tangible asset backing per ordinary security	246 c	183 c

MORE TO FOLLOW

Preliminary Final Report & Media Release

Document date: Thu 23 Aug 2001 **Published:** Thu 23 Aug 2001 12:45:26
Document No: 241689 **Document part:** H
Market Flag: Y
Classification: Preliminary Final Report , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

DETAILS OF SPECIFIC RECEIPTS/OUTLAYS, REVENUES/EXPENSES

	Current period AUDM	Previous corresponding period AUDM
12.1 Interest revenue included in determining item 1.5	14.5	19.5
12.2 Interest revenue included in item 12.1 but not yet received (if material)	-	-
12.3 Interest costs excluded from borrowing costs, capitalised in asset values	-	0.6
12.4 Outlays (except those arising from the acquisition of an existing business) capitalised in intangibles (if material)	-	-
12.5 Depreciation and amortisation (excluding amortisation of intangibles)	166.0	138.0

12.6 Other specific relevant items not shown in item 1.24 (see note 15) - -

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT

13.1 Name of entity (or group of entities) Dingo Blue Pty Ltd

13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) since the date in the current period on which control was acquired $ (28.9) million*

13.3 Date from which such profit has been calculated 18/12/2000

13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the whole of the previous corresponding period $ N/A

* Includes $19.6 million writedown of goodwill and deferred expenditure.

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT

14.1 Name of entity (or group of entities) N/A

14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) for the current period to the date of loss of control $ -

14.3 Date to which the profit (loss) in
item 14.2 has been calculated -

14.4 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the entity (or group of entities) while controlled during the whole of the previous corresponding period $ -

14.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control $ -

REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS

Information on the industry and geographical segments of the entity *must be reported for the current period in accordance with* AASB 1005: Financial Reporting by Segments. Because of the different structures employed by entities, a pro forma is not provided. Segment information should be completed separately and attached to this report. However, the following is the presentation adopted in the Appendices to AASB 1005 and indicates which amounts should agree with items included elsewhere in this report.

-

SEGMENTS - Refer Attachments D1, D2

Operating Revenue

Sales to customers outside the economic entity

Inter-segment sales

Unallocated revenue

Total revenue

Segment result

Unallocated expenses

Consolidated profit (loss) from ordinary activities
before tax (equal to item 1.5)

Segment assets)Comparative data for segment
Unallocated assets)assets should be as at the end of
Total assets (equal to item 4.17))the previous corresponding period.

DIVIDENDS (in the case of a trust, distributions)

15.1 Date the dividend (distribution) is payable 16/10/2001

15.2 Record date to determine entitlements to the dividend (distribution) (ie, on the basis of registrable transfers received by 5.00pm if *securities are not CHESS approved, or* security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved) 03/10/2001

15.3 If it is a final dividend, has it been declared (Preliminary final report only) No

AMOUNT PER SECURITY

	Amount per security	Franked Amount per security at 34% tax	Amount per security of foreign source dividend
(Preliminary final report only)			
15.4 Final dividend:			
Current year	27 c	16 c	- c

15.5 Previous year	27 c	6 c	5 c
Special Dividend	23 c	- c	- c

(Half yearly and preliminary final reports)

15.6 Interim dividend:			
Current year	25 c	7 c	- c
15.7 Previous year	24 c	4 c	10 c

TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)

(Preliminary final report only)

	Current year	Previous year
15.8 Ordinary securities	52 c	74 c
15.9 Preference securities	N/A c	N/A c

HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

OR

PRELIMINARY FINAL REPORT - FINAL DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

	Current period AUDM	Previous corresponding period AUDM
15.10 Ordinary securities	97.1	171.0
15.11 Preference securities	N/A	-
15.12 Other equity instruments	-	-

15.13 Total	97.1	171.0

The dividend or distribution plans shown below are in operation.

The Australian Gas Light Company Dividend Reinvestment Plan

The last date(s) for receipt of election notices for the dividend or distribution plans	03/10/2001

Any other disclosures in relation to dividends (distributions)

-

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES

	Current period AUDM	Previous corresponding period AUDM
16.1 Profit (loss) from ordinary activities before income tax	49.0	73.5
16.2 Income tax on ordinary activities	(7.6)	(9.8)
16.3 Profit (loss) from ordinary activities after income tax	41.40	63.70
16.4 Extraordinary items net of tax	-	-
16.5 Net profit (loss)	41.40	63.70
16.6 Outside equity interests	-	-

16.7 Net profit (loss) attributable to members 41.40 63.70

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES

The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

Name of entity	Percentage of ownership interest held at end of period or date of disposal		Contribution to net profit (loss) (item 1.9)	
17.1 Equity accounted associates and joint venture entities	Current period	Previous corresponding period	Current period AUDM	Previous corresponding period AUDM
Auscom Holdings Pty Ltd	50.0	50.0	2.2	6.9
Australian Pipeline Trust (a)	30.0	30.0	10.5	0.3
East Australian Pipeline Ltd (b)	0.0	0.0	0.0	45.9
AcrewAGL	50.0	(c)	26.3	(c)
SCP Investments (b)	0.0	0.0	0.0	7.0
TrustPower Limited	13.9*	13.9*	2.2	3.8

Other	-	-	0.2	(0.2)
17.2 Total	-	-	41.4	63.70
17.3 Other material interests				
-	-	-	-	-
-	-	-	-	-
-	-	-		-
17.4 Total	-	-	41.4	63.7

NOTES (a) - (c) refer to Attachment E

* Relevant interest is 20.5%

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

Category of securities	Number issued	Number quoted	Par value (cents)	Paid-up value (cents)
18.1 Preference securities (description)	Nil	-	-	-
18.2 Changes during current period				
(a) Increases through issues	Nil	-	-	-
(b) Decreases through				

returns of capital, buybacks, redemptions	-	-	-	-
18.3 Ordinary securities	359,758,945	359,758,945	-	-
18.4 Changes during current period				
(a) Increases through issues	17,768,068	17,768,068	-	-
(b) Decreases through returns of capital, buybacks	-	-	-	-
18.5 Convertible debt securities (description and conversion factor)	Nil	Nil	-	-
18.6 Changes during current period				
(a) Increases through issues	Nil	Nil	-	-
(b) Decreases through securities matured, converted	-	-	-	-
18.7 Options (description and conversion factor)		(cents)	Exercise price	Expiry date
	Nil	Nil	-	-
18.8 Issued during current period	Nil	Nil	-	-

18.9 Exercised during current period	Nil	Nil	- -
18.10 Expired during current period	Nil	Nil	-
18.11 Debentures (totals only)	Nil	Nil	
18.12 Unsecured notes (totals only)	Nil	Nil	

COMMENTS BY DIRECTORS

Comments on the following matters are required by ASX or, in relation to the half yearly statement, by AASB 1029: Half-Year Accounts and Consolidated Accounts. The comments do not take the place of the directors' report and statement (as required by the Corporations Law) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

BASIS OF ACCOUNTS PREPARATION

If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. [Delete if preliminary final statement.]

Material factors affecting the revenues and expenses of the economic entity for the current period

Refer to separate accompanying commentary.

A description of each event since the end of the current period which

has had a material effect and is not related to matters already reported, with financial effect quantified (if possible)

Refer Attachment F

Balance of franking credits available (amount) to the consolidated entity at 30 June 2001: $ 32.6 million .

Prospects for paying fully or partly franked dividends for at least the next year

It is expected that dividends paid during the next twelve months will be partly franked principally out of franking credits that will arise in the period.

Changes in accounting policies since the last annual report are disclosed as follows.

N/A

ADDITIONAL DISCLOSURE FOR TRUSTS

19.1 Number of units held by the management company or responsible entity or their related parties. N/A

19.2 A statement of the fees and commissions payable to the management company or responsible entity. N/A

Identify:

initial service charges	-
management fees	-
other fees	-

ANNUAL MEETING

(Preliminary final report only)

The annual meeting will be held as follows:

Place	Wesley Conference Centre, Pitt St, Sydney
Date	16/10/2001
Time	10:30 am
Approximate date the annual report will be available	14/09/2001

COMPLIANCE STATEMENT

1 This report has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Law or other standards acceptable to ASX (see note 12).

Identify other standards used
N/A

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on accounts to which one of the following applies.
(Tick one)

X The accounts have been	The accounts have been subject

audited.	to review.
The accounts are in the process of being audited or subject to review.	The accounts have not yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached.
(Half yearly report only - the audit report or review by the auditor must be attached to this report if the report is to satisfy the requirements of the Corporations Law.)

6 The entity has a formally constituted audit committee.

M J Phillips
(DIRECTOR)/(COMPANY SECRETARY)
23/08/2001

MORE TO FOLLOW

Preliminary Final Report & Media Release

Document date: Thu 23 Aug 2001 **Published:** Thu 23 Aug 2001 12:43:02
Document No: 241689 **Document part:** I
Market Flag: Y
Classification: Preliminary Final Report , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

ATTACHMENT A

Details of significant items included in revenues and expenses (item 1.24) from ordinary activities.

	CONSOLIDATED	
	2001	2000
	$M	$M
SIGNIFICANT ITEMS		
Profit on sale of businesses (Income tax benefit applicable $11.4 million (2000 $24.8 million))	54.3	137.1
Profit on sale of surplus property held for sale (Income tax expense applicable $7.2 million (2000 $4.6 million))	20.8	14.1
Losses and writedowns relating to controlled entities (Income tax benefit applicable $24.4 million)	(289.8)	0.0
Costs relating to review ownership structure of AGL's network assets (Income tax benefit applicable $3.2 million)	(9.4)	0.0

Costs incurred to implement the Goods and Services Tax	0.0	(9.5)
(Income tax benefit applicable $3.4 million)		
Costs incurred to restructure AGL's business structures and processes	0.0	(32.2)
(Income tax benefit applicable $11.6 million)		
Adjustments to restate net deferred income tax balances due to the change in income tax rates	0.0	40.7
Recognition of tax losses in respect of which future income tax benefits were not previously brought to account	0.0	15.6

MORE TO FOLLOW

Preliminary Final Report & Media Release

Document date: Thu 23 Aug 2001 **Published:** Thu 23 Aug 2001 13:07:52
Document No: 241689 **Document part:** J
Market Flag: Y
Classification: Preliminary Final Report , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

ATTACHMENT B

Details of revenues and expenses (item 1.24) from ordinary activities are as follows:

	CONSOLIDATED	
	2001	2000
	$m	$m
(a) REVENUE FROM ORDINARY ACTIVITIES		
SALES OF GOODS		
Operating activities	2,808.9	1,975.4
Other activities	4.2	14.9
PROVISION OF SERVICES		
Construction contracts	61.7	5.2
Other operating activities	296.5	296.7
INTEREST		
Associates and joint venture entities	5.2	5.6
OTHER ENTITIES		
Operating activities	9.3	13.9
EQUITY SHARE OF PROFITS		
Joint venture entities	28.5	3.8
Associates	12.9	59.9
Share of partnership profits	0.4	0.9

DISPOSALS OF ASSETS

Operating activities	267.0	407.8
Other activities	35.4	18.8
Rents Other Activities	0.1	0.4

WRITE-BACK OF PROVISIONS NO LONGER REQUIRED

Business restructuring	6.4	0.0
Contract restructuring	0.0	1.3
Employee entitlements	0.8	0.0
Environmental rehabilitation	0.0	2.1
Reversal of diminution of value of property, plant and equipment	0.0	2.4
Settlement of contract agreement	2.0	0.0
Other	1.0	0.0
Net foreign currency exchange gain from non-speculative dealing	0.0	0.0
	3,540.3	2,809.1

All revenue relates to operating activities unless otherwise stated.

(b) EXPENSES FROM ORDINARY ACTIVITIES

Cost of goods sold	1,962.7	1,306.0
Administrative costs	141.3	106.3
Depreciation and amortisation	198.2	151.9
Employee entitlements	288.1	223.4
Losses and writedown relating to controlled entities	289.8	0.0
Costs relating to sale of businesses	173.5	97.4
Costs relating to restructure of AGL's business structures and processes	0.0	32.2
Other expenses	191.4	253.4
	3,245.0	2,170.6

MORE TO FOLLOW

Preliminary Final Report & Media Release

Document date: Thu 23 Aug 2001 **Published:** Thu 23 Aug 2001 13:47:22
Document No: 241689 **Document part:** K
Market Flag: Y
Classification: Preliminary Final Report , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

ATTACHMENT D1

	REVENUE CURRENT PERIOD $A millions	OPERATING RESULTS CURRENT PERIOD $A millions	TOTAL ASSETS CURRENT PERIOD $A millions
ENERGY			
Infrastructure			
Gas networks	569.8	222.0	1,170.4
Electricity networks	168.5	70.7	1,098.1
Agility	123.2	28.4	58.4
Pipelines	0.0	0.0	0.0
	861.5	321.1	2,326.9
Sales and marketing	1,908.8	115.4	694.4
Less network charges	422.0	0.0	0.0
	1,486.8	115.4	694.4
	2,348.3	436.5	3,021.3
Investments	45.7	39.7	386.9
Power generation	8.2	(0.3)	72.3
LPG	28.2	13.6	102.9
International business	1,033.0	(166.1)	2,043.8
	3,463.4	323.4	5,627.2
Property	40.6	20.5	98.8
Telecommunications	29.1	(33.4)	101.4
Other	1.0	(3.2)	8.1
Segment totals	3,534.1	307.3	5,835.5

Unallocated items	6.4	(12.0)	167.7
	3,540.5	295.3	6,003.2
Less: inter-segment revenue	0.2	0.0	0.0
borrowing costs	0.0	181.9	0.0
	3,540.3	113.4	6,003.2

Inter-segment revenue was derived as follows:

Energy	0.1
Property	0.1
Other	0.0
	0.2

Inter-segment pricing is on an "arms-length" basis.

Revenue is principally derived from:

(i) Energy infrastructure

Gas networks - distribution of natural gas.

Electricity networks - distribution of electricity.

Agility - provision of infrastructure management and maintenance services

Sales and marketing - sale of natural gas and electricity.

Investments - investments in pipeline and energy entities.

Power generation - generation and sale of electricity.

LPG - extraction and sale of LPG and investment in a joint venture entity involved in the LPG industry.

International business - distribution of natural gas and investments in foreign entities involved in the gas and electricity industries.

(ii) Property-sale and rental of properties.

(iii) Telecommunications - investment in entities involved in the telecommunications industry.

(iv) Other - business development activities and revenue from other

activities.

Operating result includes the following significant amounts:

(i) Energy

Infrastructure

Gas networks	$49.3 *million (2000 $(3.2)million)*
Electricity networks	$nil (2000 $(6.0) million)
Pipelines	$nil (2000 $135.6 million)
Sales and marketing	$5.0 million (2000 $(9.2)million)
International	$(267.6) million (2000 $nil)
(ii) Property	$20.8 million (2000 $14.1 million)
(iii) Telecommunications	$(22.2) million (200 $nil)
(iv) Other	$nil (2000 $(1.1) million)
(v) Unallocated	$(9.4) million (2000 $(20.7) million)

Geographical segments			
Australia	2,506.7	461.9	3,956.8
New Zealand	1,003.1	(164.6)	1,868.3
Other	30.5	(2.0)	178.1
	3,540.3	295.3	6,003.2

There was no material inter-segment revenue.

MORE TO FOLLOW

Preliminary Final Report & Media Release

Document date: Thu 23 Aug 2001 **Published:** Thu 23 Aug 2001 13:40:33
Document No: 241689 **Document part:** L
Market Flag: Y
Classification: Preliminary Final Report , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

ATTACHMENT D2

INFRASTRUCTURE SALES INVEST POWER LPG INTER

GAS ELEC AGILITY AND MENTS GENERATION NATIONAL

TRICITY

NET NET MARK BUSINESS

WORKS WORKS ETING

2001 2001 2001 2001 2001 2001 2001 2001

$M $M $M $M $M $M $M $M

SEGMENT INFORMATION

(continued)

INFORMATION

RELATING TO ENERGY SEGMENT

(a) FUNDS EMPLOYED

CURRENT ASSETS

Cash 0.0 0.0 0.2 4.9 0.0 0.0 0.0 9.7

Receivables 12.3 11.5 34.3 388.6 0.4 2.6 2.1 186.3

Inventories 0.7 0.0 4.8 6.5 0.0 0.0 0.0 8.3

Property, plant

and equipment	2.2	0.0	0.0	0.0	0.0	0.0	0.0	79.5
Intangibles						111.1		
Other	3.1	0.0	0.6	17.0	0.0	0.0	0.0	23.4
NON-CURRENT ASSETS								
Receivables	0.0	0.0	0.0	0.0	0.0	0.0	32.5	5.9
Investments accounted for aging equity method	0.0	0.0	0.0	0.4	380.6	0.0	67.3	127.9
Other financial assets	0.0	0.0	0.0	0.0	0.0	12.0	0.0	0.0
Property, plant and equipment	924.6	480.0	6.1	22.6	0.0	52.9	1.0	1,201.8
Intangibles	0.0	580.9	0.0	201.9	0.0	0.0	0.0	103.0
Deferred expenditure	226.4	21.7	0.0	15.7	0.0	3.2	0.0	12.7
Tax assets	0.9	0.9	9.6	36.3	2.1	0.0	0.0	41.2
Other	0.2	3.1	2.8	0.5	3.8	1.6	0.0	133.2
Total assets	1,170.4	1,098.1	58.4	694.4	386.9	72.3	102.9	2,043.8
CURRENT LIABILITIES								
Payables	9.9	12.0	26.3	255.2	0.0	4.1	0.5	180.0

Provisions	6.5	2.1	12.1	23.8	0.0	0.2	0.0	23.7
Tax liabilities	6.0	4.7	9.9	12.8	13.0	0.0	3.7	5.6
Unearned revenue	12.9	0.0	0.4	0.7	0.0	0.0	0.0	2.4
NON-CURRENT LIABILITIES								
Payables	0.0	0.0	0.0	12.2	0.0	0.0	0.0	0.0
Provisions	5.0	0.5	16.4	62.7	0.0	0.0	0.0	0.0
Tax liabilities	163.0	50.1	0.0	42.5	6.7	4.7	0.2	73.6
Unearned revenue	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.2
Funds employed	967.1	1,028.7	(6.7)	284.5	367.2	63.3	98.5	1,756.3
(b) PROFIT BEFORE BORROWING COSTS AND SIGNIFICANT ITEMS								
Before income tax	172.7	70.7	28.4	110.4	39.7	(0.3)	13.6	101.6
After income tax	123.2	50.5	19.3	72.3	36.6	(0.2)	9.7	55.0
(c) PROFIT BEFORE BORROWING COSTS AND SIGNIFICANT ITEMS/FUNDS EMPLOYED*(%)								
Before income tax	18.2	6.8	n/a	43.8	19.9	n/a	14.0	5.6

After income tax	13.0	4.8	n/a	28.7	18.3	n/a	10.0	3.1

* Weighted where appropriate.

MORE TO FOLLOW

Preliminary Final Report & Media Release

Document date: Thu 23 Aug 2001 **Published:** Thu 23 Aug 2001 12:57:51
Document No: 241689 **Document part:** M
Market Flag: Y
Classification: Preliminary Final Report , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

ATTACHMENT E

EQUITY ACCOUNTED ASSOCIATES AND JOINT VENTURE ENTITIES

(a) AGL acquired a 30% interest in the Australian Pipeline Trust on 13 June 2000, the date of listing of the Trust.

(b) AGL's interests in East Australian Pipeline Limited and SCP Investments (No 1) Pty Limited were disposed of to the Australian Pipeline Trust on 12 June 2000.

(c) AGL established a joint venture with ACTEW on 3 October 2000 with each party holding a 50% interest in the two joint venture partnerships comprising the joint venture.

ATTACHMENT F

EVENTS SUBSEQUENT TO THE END OF THE CURRENT PERIOD

(a) On 13 July 2001 Natural Gas Corporation Holdings Limited, a partly-owned controlled entity, concluded the previously announced agreement to sell its South Island electricity customers to Meridian Energy Limited effective from 13 July 2001.

(b) On 13 July 2001, Natural Gas Corporation Finance Limited, a wholly-owned entity of Natural Gas Corporation Holdings Limited,

established a NZ$850 million syndicated bank cash advance facility. This bridging facility, which replaced the previous NGC cash advance facility (NZ$850 million) and the On energy standby cash facility (NZ$100 million), matures on 13 November 2001. It is expected that this loan facility will be refinanced in the normal course of business prior to its maturity.

(c) On 25 July 2001 Natural Gas Corporation Holdings Limited reached agreement to sell its North Island commercial and residential energy customers to Genesis Power Limited. As part of the sale NGC will acquire Genesis' electricity meter assets. The agreement is effective from 1 August 2001, after satisfaction of certain conditions.

(d) In August 2001 Natural Gas Corporation Holdings Limited announced that as a result of the continuation of the high wholesale electricity prices during July, its earnings for the year ended 30 June 2002 would be affected. NGC's net exposure in the period would result in losses from the electricity retailing business in the region of NZ$40 million after tax. However, it is expected that the losses would be more than offset by earnings from NGC's electricity generation business over the remainder of the year. Whilst NGC's ongoing exposure to high electricity spot prices has been eliminated through the sale of its electricity retailing businesses to Meridian Energy and Genesis Power, these transactions were only completed on 13 July 2001 and 1 August 2001 respectively.

MORE TO FOLLOW

Preliminary Final Report & Media Release

Document date: Thu 23 Aug 2001 **Published:** Thu 23 Aug 2001 09:44:05
Document No: 241689 **Document part:** N
Market Flag: Y
Classification: Preliminary Final Report , Dividend Books Closing , Dividend Pay Date , Dividend Rate

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

MEDIA RELEASE

Chairman of AGL, John Phillips, today released AGL's results for the financial year ended 30 June 2001.

Underlying profit for the year, before taking account of significant items, was $224 million. This compares with $249 million for the previous comparable year. This was broadly in line with the expectations canvassed during the year. However, whereas 1999/2000 was a year of abnormal profits for AGL, the past year produced an opposite outcome.

After taking account of this year's significant items (including the losses from AGL's 66% owned New Zealand subsidiary Natural Gas Corporation Holdings Limited and 100% owned dingo blue), profit attributable to Proprietors was $115 million.

This compares with last year's profit attributable to Proprietors of $450 million which included significant items totalling $201 million, the largest component of which was the profit from the sale of pipeline assets to the Australian Pipeline Trust.

Director's have recommended a final dividend for the second half of the year of 27 cents per share (16 cents franked). This would bring the total dividend for the year to 52 cents 23 cents franked), compared to the previous year's "normal" dividend of 51 cents (10

cents franked). Last year a special dividend of 23 cents relating to the sale of the Company's pipeline assets, was also paid.

AGL Managing Director Greg Martin said, "This was expected to be a year of change and challenge for AGL. The major unexpected item was the unfortunate outcome of the electricity supply situation in New Zealand.

"A number of other one-off factors also influenced the outcome, some positive, some negative. These factors included;

* The first full year's results for the South Australian electricity retailing business

* The first full year of trading for the new business unit Agility

* It was the first year after the float of the Australian Pipeline Trust

* Competition commenced from the new Eastern Gas Pipeline,

* AGL and Actew Corporation formed the Actew AGL joint ventures

* There were new regulatory arrangements for both gas and electricity networks

* The gas network assets in the Hutt Valley in New Zealand were sold

* AGL entered into two additional telecommunications ventures

* Stages 2 and 3 of the Breakfast Point land site were sold

"AGL's core Australian businesses all delivered results in line with expectations."

Gas Networks contributed $222.0 million to operating profit (including significant items) before borrowing costs and tax. The

result included $49.3 million profit from the sale of the ACT gas networks into the ActewAGL joint venture.

The number of new sites connected to the gas network, 38,870, equalled last year's record increase of 5%. The total number of sites connected is now 827,191.

Greg Martin continued, "Gas reticulation continues to expand across NSW. The five-year Blue Mountains project, west of Sydney, was completed with a total of 607 km of mains and 9,393 residential connections. Project work continued in the towns of Narromine, Wellington, Kiama and the regional city of Dubbo."

Gas Networks is subject to a regulated business environment and a revised Access Arrangement for the transportation of gas through the NSW network was approved by the Independent Pricing and Regulatory Tribunal (IPART) of NSW and commenced in October 2000. This Arrangement will prevail until 30 June 2004.

A key feature of the decision was the establishment of an initial capital base for the NSW network as at 1 July 1996 of $1.55 billion, which means that at 1 July 2000 the network capital base, including working capital, is approximately $1.67 billion. IPART has approved a formula for pricing based on a pre-tax real weighted average cost of capital of 7.75%.

In October 2000 AGL transferred its ACT gas network assets into ActewAGL, a joint venture with Actew Corporation. Returns from these assets are now derived from AGL's 50% equity interest in the joint venture.

Electricity Networks contributed $70.7 million to operating profit before borrowing costs and tax, an increase of $7.8 million on the previous year.

Greg Martin said, "The Victorian Office of the Regulator General (ORG) finalised its review of distribution prices for the five-year

period commencing January 2001. The key feature of the decision, based on a post-tax weighted average cost of capital of 6.8%. ORG AGL will have the opportunity to receive additional revenue if it is able to exceed reliability targets."

Agility contributed $28.4 million to operating profit before borrowing costs and tax. For the past year the bulk of this profit has come from asset management and services contracts with AGL related entities and APT. However, the proportion of income from unrelated entities is expected to rise in future years.

Greg Martin commented, "In October 2000 Agility contracted its services to the ActewAGL joint venture, representing another milestone in the diversification of AGL into a multi-utility operation.

"Another milestone in AGL's diversification into a multi-utility operation was Agility's achievement of its first non-gas construction contract. The contract, awarded by TransACT, was for the roll out of fibre-optic cable in Canberra."

AGL's Energy Sales & Marketing division is responsible for the sale and marketing of gas, electricity and energy services to AGL's 1.85 million customer base in south-eastern Australia.

The milestone of one-million electricity customers was passed during the year. AGL's combined share of gas and electricity customers is currently around 18% nationally.

For the twelve months to 30 June 2001 the division contributed $115.4 million to operating profit (including significant items) before borrowing costs and tax, compared with $58.5 million for the previous year. Included in the result is a profit of $5.0 million arising on the sale by the Company of its ACT gas retail business to the ActewAGL joint venture.

Mr Martin said, "The increased profitability was due to a strong

performance in contestable electricity markets in NSW and Victoria and the inclusion of results, for a full year, from AGL South Australia Pty Limited (formerly ETSA Power), which was acquired by AGL in January 2000. Our Sales and Marketing group also delivered a strong performance in the residential gas market."

Total natural gas sales were 12.6 PJ lower than the previous year's 106.7 PJ. This was a result of the completion of the Eastern Gas Pipeline which now supplies gas into NSW, and increased competition from other energy retailers for industrial and commercial business.

During the latter part of the year a $1.3 billion sales campaign to business customers was successfully completed in South Australia.

Outside of South Australia, retail electricity results in Victoria and NSW demonstrated strong growth levels, with 5.8% (236 GWh) and 47.5% (409 GWh) growth, respectively, in total load supplied over the prior period.

Greg Martin continued," As one of the largest electricity retailers in Australia, we recognised that the best way to ensure availability of necessary electricity volumes and a level of price certainty during peak demand times was to achieve greater control over our own peaking generation.

"In May 2001 AGL announced it would build gas-fired peak generation plants - one in Victoria and one in South Australia. Both plants are planned to be in service during next summer and will supply 150 MW and up to 250 MW into the Victorian and South Australian markets respectively. Apart from providing additional energy supplies when electricity demand approaches the, total capacity of generation available in the market, the generators will facilitate greater price stability and more reliable service to our customers during peak-demand periods."

As already announced, as a result of the electricity trading conditions in New Zealand NGC, AGL'S 66% owned subsidiary, incurred

significant losses. Essentially, write-downs associated with the carrying value of the electricity retailing assets and abnormal electricity trading losses during June 2001 were accommodated within the financial year. However electricity trading losses continued during July 2001, until the complete exit from electricity retailing on 1 August 2001.

In contrast, NGC's gas trading (retail and wholesale) infrastructure management and generation businesses performed strongly. Nevertheless, NGC's overall contribution to AGL, before borrowing costs, tax and outside equity interests, was a loss of $182.3 million compared with a gain of $92.5 million in the previous year.

As required by the New Zealand Commerce Commission, AGL's 100% owned Hutt Valley gas network and meter business was sold in July 2001 to Powerco for NZ$118 million. Proceeds will be included in the 2001/2002 results.

During the year AGL made two important investment commitments in the telecommunications sector. In September 2000 a $40 million commitment was made to invest in a 20% holding in COMindico, a national internet protocol (IP) based wholesale network. In December the acquisition of dingo blue, an online retailer of telephony and internet products and services, was made from Cable & Wireless Optus for $21.0 million. These acquisitions add to the 20% direct investment in TransACT, a Canberra-based company rolling out a broadband fibre-optic telecommunications network throughout the ACT.

As at 30 June 2001 AGL had invested $55.2 million in dingo blue, consisting of the original acquisition cost of $21.0 million, plus loans of $34.2 million advanced to fund operating cash flow and working capital requirements. In June 2001 the Company undertook a comprehensive operational review of its investment. As a result a $22.2 million write-down before tax was made, relating primarily to goodwill and deferred expenditure.

Remediation of AGL's former gasworks site at Breakfast Point,

formerly known as Mortlake, is approximately 95% complete, despite delays experienced in May 2001 due to wet weather. Completion of all site works is scheduled for the end of December 2001.

The purchaser of Breakfast Point, Rosecorp, settled the acquisition of Stage 2 on 24 November 2000 and exercised the call option on 30 April 2001 for the, purchase of Stage 3, resulting in a profit to AGL of $20.8 million pre-tax.

Work between AGL and the NSW Government on the modernisation of the Company's constitution and removal of official shareholding limitations is going ahead as planned. The intention is still for the process to be completed by the end of June 2002.

Chairman of AGL John Phillips concluded saying, "All in all, 2000/2001 was not one of AGL's better years. A number of events came together in such a way that the bad news overwhelmed the good. The New Zealand situation dominated the last few months of the year and those losses alone caused most of the negative outcome.

The Directors believe that most of the "bad news" arose from aberrant one-off factors. The New Zealand operations have been restructured and AGL's Australian core businesses produced results very similar to past performances.

The Company's strategic direction is in essence unchanged. We see a future involving managing and investing in energy infrastructure, marketing energy products and services and further development of opportunities in the energy sector. Despite the intense competition arising from the opening of energy markets, the Board expects significant improvemement in returns to Proprietors in the coming year".

For more detailed information visit www.aglinvestor.com

Further Enquiries:

Bill McLaughlin, GROUP MANAGER CORPORATE AFFAIRS
Direct: (02) 9922 8349
Mobile: 0402 060 147

Slide Presentation to Analysts 23.08.2001

Document date: Thu 23 Aug 2001 **Published:** Thu 23 Aug 2001 12:32:59
Document No: 241744 **Document part:** A
Market Flag: N
Classification: Preliminary Final Report

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-23 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

A full copy of the presentation material is available for purchase from ASX Customer Service on 1 300 300 279. Charges apply.

Media Release: NGC announces $301.6M Losss

Document date: Mon 20 Aug 2001 **Published:** Mon 20 Aug 2001 10:01:03
Document No: 241366 **Document part:** A
Market Flag: Y
Classification: Periodic Reports - Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-08-20 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

Please find attached media release from the Natural Gas Corporation (NGC) which was released to the New Zealand Stock Exchange this morning. NGC is a 66% owned subsidiary of The Australian Gas Light Company (AGL).

Further Enquiries: Bill McLaughlin, GROUP MANAGER CORPORATE AFFAIRS
Direct: (02) 9922 8349
Mobile: 0402 060 147

NEWS MEDIA RELEASE

Natural Gas Corporation Holdings Limited (NGC) recorded a net loss of $301.6 for the year ended 30 June 2001. The loss was made up of a trading profit of $9.9 million combined with abnormal losses of $311.5 million. The abnormal losses, which arise from the direct effects of high wholesale electricity prices and NGC's related decisions to write down its electricity retailing assets, were crystallised by NGC's decision to exit the electricity retailing business.

NGC Managing Director, Mr John Barton, said today that the loss was extremely disappointing. The result compares with net earnings in the 2000 financial year of $43.5 million. The result was within the range forecast by NGC in its profit downgrade announcement on 22 June.

In view of the year's outcome, the Directors had decided not to pay a

final dividend.

Mr Barton said the cause of the losses was the electricity retailing business and that all other aspects of NGC's business had performed satisfactorily. When electricity wholesale prices increased to five and six times their usual levels, this created substantial losses and placed strains on financing the business. Under these conditions NGC had decided not to continue in electricity retailing for three main reasons:

- the risks for a net retailer are unacceptable due to the way the hedge and spot markets are functioning

- the market was set up to encourage retail competition, but NGC did not believe that a net retailer could compete effectively

- returns to shareholders would be substantially improved.

In addition NGC decided it could not be competitive and manage its retail risk when it had to buy electricity hedge contracts from its retail competitors.

The write down of $311.5 million is comprised of $255.1 million for goodwill and customer bases, $48.7 million arising from the abnormally high wholesale electricity costs in June, and $15.0 million associated with NGC's exit from the retail business, including write down of systems and restructuring costs. A slight offset occurred with a $7.3 million gain, primarily from liquidated damages and insurance proceeds from the Taranaki Combined Cycle and Southdown Power Stations.

NGC's withdrawal from electricity retailing was not completed until I August and the 2001/02 financial year results will be affected by high wholesale electricity prices which were in excess of $200 a megawatt hour during July. NGC's net exposure in July would result in losses from the electricity business in the region of $40 million after tax. However, since July NGC had eliminated it retail

electricity exposure and the losses for that month were expected to be more than offset by earnings from NGC's electricity generation business.

"it is now very important that NGC looks towards the future," said Mr Barton. "Putting aside electricity retailing, we are heartened by the strengths of our continuing business activities in natural gas and LPG sales, electricity generation, and gas transmission and distribution. Excluding electricity retailing, these activities produced net earnings for the year of $55.6 million. They provide us with a sound financial footing with good prospects for improved cashflows and profitability."

Natural gas sales increased by 41 percent to 60.1 petajoules, reflecting the first year of major supply contracts to electricity and petrochemical customers. LPG production and sales had reached record levels and electricity generation capacity had increased following an upgrading of NGC's Taranaki Combined Cycle Power Station. Gas transmission volumes had increased by 8 percent. In addition, NGC for the first time had moved into take-or-pay surplus with its Maui gas purchases and was now accessing the value of its prepaid Maui gas assets.

NGC has a set of first class assets, growing markets, a reduced level of risk and now more certain profitability and cashflow in the future, said Mr Barton. "In the next few months we will also be focusing on managing the transition of customers to Meridian and Genesis and the consequent reduction of the operations we have retained. We are in touch with Meridian, Genesis and other customer management operations regarding future employment for our staff.

"In the meantime, we are reviewing NGC's strategy for the future, with an emphasis on strengthening NGC's financial base, improving returns to shareholders and reducing debt. We will seek opportunities to take advantage of our core competencies in gas and infrastructure-related businesses," said Mr Barton

Contact: Keith Fitzpatrick, COMMUNICATIONS MANAGER, Natural Gas
Corporation Phone: 04 - 576 8804; Mobile: 025 - 438 349

NGC Nth Island electricity cust sale to Genesis concluded

Document date: Thu 02 Aug 2001 **Published:** Thu 02 Aug 2001 14:36:09
Document No: 240188 **Document part:** A
Market Flag: N
Classification: Asset Disposal
AUSTRALIAN GAS LIGHT COMPANY (THE)   2001-08-02 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

AGL's 66% owned subsidiary Natural Gas Corporation Holdings (NGC) today released confirmation that the previously announced intention to sell NGC's North Island Customers base to Genesis Energy has been concluded.

A copy of the release by NGC to the NZSE is attached.

Further Enquiries: Bill McLaughlin
GROUP MANAGER CORPORATE AFFAIRS
Telephone Direct: (02) 9922 8349
Mobile: 0402 060 147

Natural Gas Corporation Holdings Limited (NGC) advises it has concluded the sale of its 290,000 North Island electricity customers to Genesis Energy, as detailed in the Company's announcement of 25 July 2001.

The Managing Director, Mr John Barton, said the agreement for NGC to provide transitional call centre, billing and credit services for these customers over the next several months had also been finalised.

Settlement of the sale agreement finalises NGC's withdrawal from the retail electricity market. NGC continues to be involved in the electricity market through its electricity generation operations. It also retains a natural gas customer base of approximately 100,000 industrial, commercial and residential gas users throughout the North Island, as well as strong gas infrastructure and processing

operations and an expanding LPG business.

Contact: Keith FitzPatrick	Bruce Thompson
COMMUNICATIONS MANAGER	EXTERNAL RELATIONS MANAGER
Natural Gas Corporation	Natural Gas Corporation
Phone: 04 576 8804	Phone: 04 576 8796
Mobile: 025 438 349	Mobile: 025 240 1131

AGL Comments on NGC`s Decision to Exit Electricity Retailing

Document date: Wed 25 Jul 2001 **Published:** Wed 25 Jul 2001 15:31:58
Document No: 239567 **Document part:** A
Market Flag: N
Classification: Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-07-25 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++

Managing Director of AGL, Greg Martin commenting today on the decision, by its 66% owned New Zealand subsidiary Natural Gas Corporation Holdings (NGC), to sell its remaining electricity customer base to Genesis Energy, said "This has obviously been a most difficult period for NGC. However from AGL's viewpoint, the remaining businesses in gas transmission, distribution, wholesale and retail natural gas and LPG electricity generation as well as the infrastructure management and services business are performing well and will give NGC a solid basis for the future."

Commenting on the electricity retailing sector in Australia, Greg Martin said, "Australia is not dependent on hydro power for its base load generation capacity and there is an active hedge market offering cover at all demand levels. Australia is also fortunate in having ample supplies of both coal and natural gas for base load power generation. There are many more generators and many more retailers operating in this market.

"While its true there are matters to be addressed in line Australian electricity marketplace, I have no reason to believe we face similar risks in either the wholesale or retail electricity markets in Australia."

A copy of NGC's release to the New Zealand Stock Exchange is attached.

Further Enquiries:

Bill McLaughlin
GROUP MANAGER CORPORATE AFFAIRS
Direct: (02) 9922 8349
Mobile: 0402 060 147

Natural Gas Corporation Holdings Limited (NGC) has reached an agreement to sell its 290,000 North Island commercial and residential electricity customers to Genesis Energy. The agreement will take effect from 1 August 2001, after satisfaction of certain conditions. This agreement, following the recent sale of South Island customers to Meridian Energy, means that NGC, operating under the On energy brand, is withdrawing from the electricity retailing market.

The sale will close off NGC's retail exposure to the wholesale electricity market. Managing Director, Mr John Barton, declined to disclose the value of the transaction. However, Mr Barton affirmed he did not expect the sale would result in any further write down of NGC's assets. While exiting the electricity retail market, NGC was retaining the majority of the businesses acquired from TransAlta New Zealand last year, he said.

NGC will retain its electricity generation assets and its natural gas customer base of approximately 100,000 industrial, commercial and residential gas users throughout the North Island. NGC will also retain its meter business and, as part of the sale, NGC will acquire Genesis' electricity meters and provide meter services to Genesis for its residential electricity customers.

A strategic marketing alliance is being formed with Genesis to offer dual fuel and joint promotions to the retail market, under the Genesis brand, for gas and electricity products to existing and new customers. NGC will continue to provide full customer support services for large industrial gas customers.

"We believe that the core gas business of gas transmission, distribution, wholesaling, and sales to industrial customers,

combined with the electricity generation and the strategic alliance for gas retail, creates a very sound business for NGC going forwards," said Mr Barton.

Mr Barton said today outstanding progress had been made by On energy to improve customer service since NGC formally took over the electricity retail business last year and it was disappointing to be exiting the business. However, the way the hedge market and spot markets are functioning meant the risks for a net retailer were unacceptable.

He said a basic intention of the electricity market development was to encourage retail competition. This was not being achieved. Mr Barton said NGC had decided to exit electricity retailing because it was not confident that the wholesale electricity market provides an environment, now or in the future, for net retailers to compete effectively.

Notwithstanding the sale, consultation and retail advisory arrangements with the Hutt Mana Energy Trust will continue.

There will be a transition period of several months during which NGC will provide Genesis with transitional call centre, billing and credit services. Customers are not required to do anything at this point and will be kept fully informed during the transition process.

Contact: Keith FitzPatrick	Bruce Thompson
COMMUNICATIONS MANAGER	EXTERNAL RELATIONS MANAGER
Natural Gas Corporation	Natural Gas Corporation
Ph: 04 - 576 8804	Ph: 04 - 576 8796
Mobile: 025 - 438 349	Mobile: 025 - 240 1131

NGC Responds to MSC Report

Document date: Thu 19 Jul 2001 **Published:** Thu 19 Jul 2001 15:03:12
Document No: 239237 **Document part:** A
Market Flag: N
Classification: Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-07-19 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

Following is a media release from AGL's subsidiary in New Zealand.

MEDIA STATEMENT

"We have received the Market Surveillance Committee report and are reviewing it in detail. The MSC has a focus on whether specific market rules in parts of the market have been broken and it has reached a conclusion that there is not an undesirable situation with regard to the rules. This does not mean that the rules are right in the first place and that the market is functioning properly," NGC Managing Director John Barton said.

"The fact is that wholesale prices are at extraordinary levels. Retailers with limited generation have been severely affected, together with increasing numbers of customers, particularly major employers and exporters. If the market rules result in retailers being squeezed out of the market, then changes to the rules need to be urgently considered to ensure true competition for all purchasers of electricity."

"In fact the report says competition is likely to reduce and that expectations of the development of a financial hedge market do not appear to have been fulfilled," said Mr Barton.

"We do not believe lessening of competition was the intent behind the electricity reforms. Therefore the rules and the way the industry is evolving needs to be looked at now or there will be nothing learnt

from this situation. The fact is that many of these issues were raised during Electricity Inquiry, and must be addressed," said Mr Barton.

"There is a lot of value in the report which we are studying carefully," said Mr Barton.

For further information
Bruce Thompson
EXTERNAL RELATIONS MANAGER
025 240 1131

NZEM MARKET SURVEILLANCE COMMITTEE MEDIA STATEMENT

NO UNDESIRABLE SITUATION FOUND IN NEW ZEALAND ELECTRICITY MARKET

Orderly trading in the New Zealand Electricity Market (NZEM) was not affected by an undesirable situation(1) during 2001 and, specifically, in May and June of 2001, the NZEM Market Surveillance Committee (MSC) announced today.

"The MSC considered numerous issues about the structure and operation of the wholesale electricity market and, particularly, about the spot market administered by NZEM," MSC Chairperson, Sir Duncan McMullin said. "These did not justify the MSC finding that an 'undesirable situation' exists."

The MSC is an elected body of independent members, whose major task is to ensure compliance with the NZEM Rules.

The announcement comes after the MSC's month-long investigation into the electricity market. The inquiry included looking at the market's management of prudential risks in the context of current prices and the demand-side and pricing issues raised on both sides of the electricity market.

During the investigation the MSC met extensively with various electricity Market Participants and service providers, hearing and considering information on the spot market, the hedge market and the retail market.

"The MSC is content that there has been open dialogue between the MSC, Market Participants and service providers throughout the course of the inquiry," Sir Duncan said.

The inquiry was launched following a complaint from two Market Participants. They were particularly concerned that:

* excessively high prices were set due to a lack of competition in NZEM;

* some generators' activities, including offering, may have been manipulative(2) under NZEM Rules; and

* market conditions could represent conduct inconsistent with the high standards of integrity, fair dealing and trading required by the NZEM Rules.

Sir Duncan said the rules concerning "undesirable situation" were designed to ensure an efficient and competitive spot market.

"Those rules should not be used to shield particular Market Participants from market forces unless, for example, the failure of a Market Participant threatens trading and settlement on the spot market as a whole," he said. "And in the MSC's view this is not currently the case."

The MSC considers that some Market Participants have been, and are being, placed under financial pressure due to current spot prices, a thin financial hedge market and current retail prices.

"But this does not currently amount to an 'undesirable situation' since, among other things, NZEM's prudential requirements currently

seem adequate to protect the market from significant disruption," Sir Duncan explained.

He also said none of the information available to the MSC suggested that any Market Participant engaged in manipulative activity, or attempted manipulative activity, in NZEM during the period under review. Nor does the MSC find that market power has been used in the wholesale market to limit competition in the retail market.

Certain Market Participants claimed that the level of spot prices in NZEM in June was of itself evidence of the use of market power and therefore indicated an undesirable situation.

"The MSC does not justify current spot prices," Sir Duncan noted. "But on the evidence before it, it cannot find that they occurred as a result of the opportunistic use of market power."

"Ultimately, each Market Participant's individual perceptions of particular risks and opportunities are what matters in NZEM. A Market Participant that complies with NZEM's guidelines and principles is entitled to compete in NZEM as it chooses," he said.

"The MSC is not suggesting that NZEM is by any means perfect in dealing with the effects of a market characterised by a limited number of participants," Sir Duncan said. "But, in the MSC's view, when assessing particular events in NZEM, it's important to recognise the dynamic nature of electricity markets and not to take a static view of each individual episode."

The MSC has been uniquely placed during this inquiry in that it has had to consider both sides of the market and the outcomes from the function of the market. The MSC notes that NZEM's design and changes in Market Participants' voting power(3) have not changed consistently with changes in electricity markets, in particular with the development of vertically-integrated Market Participants(4). The MSC also notes that transmission constraints have a major bearing on the regionalisation of the markets and possible inefficiencies.

As a semi-judicial body, the MSC's decision speaks for itself and the MSC will make no further comment on the investigation or today's announcement.

(1) The NZEM Rules define an undesirable situation as any event affecting orderly trading on NZEM; manipulative activity; excessive positions; unwarranted speculation; a breach of any law; and/or regulatory action threatening trading.

(2) In principle manipulative activity describes the use of a device or technique that artificially sets (or attempts to set) a price in a market that does not reflect the basic forces of supply and demand at work in that market.

(3) At NZEM's outset Purchaser Class Market Participants (retailers or PCMPs) and Generator Class market Participants (GCMPs) were allocated votes (as a proportion of 1000) each based upon volumes of energy purchased or sold. The split of PCMPs into line and retail businesses in 1998 and the subsequent purchase of retail businesses by GCMPs means that the voting allocation in June 2001 was: aggregate net generators 1527 (76.3%); and aggregate net retailers 473 (23.7%. Note this is prior to the sale of NGC's South Island customers to Meridian.

(4) Vertically-integrated Market Participants are those whose generation closely matches their demand.

For a copy of the MSC's decision or background information on any aspect of NZEM, contact Ceridwyn Roberts or Vanessa Wall at M-co on (04) 473 5240

Concludes South Island Customer Sale/Restructured Financing

Document date: Fri 13 Jul 2001 **Published:** Fri 13 Jul 2001 15:50:49
Document No: 238967 **Document part:** A
Market Flag: Y
Classification: Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-07-13 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

AGL's 66% owned subsidiary Natural Gas Corporation Holdings (NGC) today released confirmation that the previously announced intention to sell NGC's South Island Customers base to Meridian Energy had been concluded.

A copy of the release by NGC to the NZSE is attached.

Further Enquiries: Bill McLaughlin, GROUP MANAGER CORPORATE AFFAIRS
Direct: (02) 9922 8349
Mobile: 0402 060 147

NEWS MEDIA RELEASE

NGC CONCLUDES SOUTH ISLAND CUSTOMER SALE AND RESTRUCTURED FINANCING ARRANGEMENTS

Natural Gas Corporation Holdings Limited (NGC) announced today it had concluded an agreement to sell the South Island electricity customer base of its retail business, On energy, to Meridian Energy.

The agreement provides for Meridian to have effective ownership of On energy's South Island residential and business customers from 11 June 2001. Under a customer services management agreement concluded as part of the sale arrangements, On energy will provide transitional call centre, billing and credit services for these customers.

NGC Managing Director, Mr John Barton, reiterated today that it was

not possible at this time to determine the final value of the transaction as this depended on a number of adjustments to be made in the period to October 2001. The transaction was one of the elements taken into account in the expected abnormal losses announced by the Company last month and the sale was one of the measures NGC had taken to reduce its exposure to abnormally high wholesale electricity prices. These measures also included an agreement that gives NGC rights to additional capacity from NGC's Taranaki Combined Cycle Plant.

Together with other existing arrangements this confirms a significant reduction in NGC's wholesale market exposure. However, NGC remains very concerned about the basis for the current high wholesale electricity prices.

Mr Barton also announced that NGC had concluded restructured financing arrangements. These included an $850 million cash advance facility from a syndicate of lending institutions and the *continuation of the previously-announced short-term funding* arrangement of up to $100 million with NGC's majority shareholder, The Australian Gas Light Company (AGL). AGL has also agreed that this arrangement can be increased by up to a further $35 million if necessary, and that any outstanding amount under the loan would not be repaid until the bank facility was refinanced. Mr Barton said AGL's offer to provide additional funding, if needed, demonstrated AGL's commitment to NGC.

Mr Barton said he expected the level of AGL's previously-announced guarantee of up to $177 million in respect of NGC's energy purchase commitments on the New Zealand Electricity Market will be reviewed in light of the sale of the South Island electricity customers.

Together, the restructured financing arrangements would give the Company a firm foundation for its future business.

Contact: Keith FitzPatrick
COMMUNICATIONS MANAGER

Natural Gas Corporation
Phone: 04-576 8804
Mobile: 025-438 349

NGC/Meridian reach agreement on customer sale

Document date: Fri 29 Jun 2001 **Published:** Fri 29 Jun 2001 15:37:51
Document No: 238102 **Document part:** A
Market Flag: Y
Classification: Asset Disposal

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-06-29 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++

MEDIA RELEASE

Please find attached media release from the Natural Gas Corporation (NGC). NGC is a 66% owned subsidiary of The Australian Gas Light Company (AGL).

Further Enquiries: Bill McLaughlin, GROUP MANAGER CORPORATE AFFAIRS
Direct: (02) 9922 8349
Mobile: 0402 060 147

NEWS MEDIA RELEASE

Natural Gas Corporation Holdings Limited (NGC) announced today it has reached an agreement to sell the South Island electricity customer base of its retail business, On energy, to Meridian Energy.

NGC Managing Director, Mr John Barton, said the agreement was subject to a number of usual conditions, including the completion by Meridian of due diligence and the finalisation of arrangements for NGC to provide transitional call centre, billing and credit services for customers.

Mr Barton advised that it was not possible to determine the final value of the transaction as this depended on a number of adjustments to be made in the period to October 2001. However, he confirmed that the transaction was one of the elements taken into account in the

expected abnormal losses announced by the Company last week.

Subject to finalisation of the agreement, Mr Barton said completion was expected by 9 July 2001. The agreement provides for Meridian to have effective ownership of On energy's South Island residential and business customers from 11 June 2001. Nearly all of these customers are located in Christchurch, although there is a small number in Dunedin.

Mr Barton said details of the transfer of customers were being worked through with Meridian as part of the process of finalising the sale. Both companies are committed to ensuring a smooth transfer of the customer base. Customers will be kept fully informed and are not required to take any action. Until further notice, inquiries by On energy customers in the South Island will continue to be handled by the On energy call centre.

He said the sale of the South Island customer base was part of a range of initiatives being taken by NGC to significantly reduce the effects of high wholesale electricity prices, which had reached unprecedented levels during June.

Mr Barton concluded by saying NGC was continuing to progress discussions with a number of parties to further reduce its exposure to the wholesale electricity market.

Contact:

Keith FitzPatrick
COMMUNICATIONS MANAGER, NATURAL GAS CORPORATION
Phone: 04 - 576 8804; Mobile 025 - 438 349

Profit announcement regarding New Zealand interests

Document date: Fri 22 Jun 2001 **Published:** Fri 22 Jun 2001 10:14:24
Document No: 237598 **Document part:** A
Market Flag: Y
Classification: Periodic Reports - Other
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-06-22 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

MEDIA RELEASE

Following the trading halt in AGL shares requested by the Company yesterday and the announcement this morning by its 66% owned subsidiary, Natural Gas Corporation Holdings Limited (NGC), the Company is issuing this statement to clarify its profit expectations for year ended 30 June 2001.

AGL's Managing Director Greg Martin said, "As a consequence of NGC's announcement, we now expect the full year operating profit for AGL, before abnormals, to be approximately 10% below the net profit reported last year of $249 million. In addition, the Company expects an abnormal write down for the year ended 30 June 2001, in the order of $160 million". (See attachment 1).

Commenting on the New Zealand situation, Mr Martin said. "These are unprecedented circumstances. NGC has had to deal with abnormally high wholesale electricity prices, problems in the hedge, spot and retail electricity markets, the unplanned sale of a retail business and the need to restructure existing generation contracts. These actions have been forced upon NGC by serious imperfections in the operation and structure of the New Zealand electricity market.

"NGC has sought an investigation by the Independent Market Surveillance Committee of the New Zealand Electricity Market (NZEM) into the operation of the market. The Committee is currently holding hearings on this matter.

"The Company has moved to reduce its exposure to the abnormally high electricity pool prices in the wholesale electricity market and a number of other transactions between NGC and other market participants are in progress. These include negotiations with Meridian Energy on the sale of the Christchurch retail business. Together these steps will ease the financial pressure on NGC during this difficult time. They will also put NGC in a sound position to continue to develop the business profitably into the future".

Commenting on the Australian energy market, Mr Martin continued, "We have a robust position in the Australian energy market and AGL. Sales and Marketing's energy retailing business is trading in line with our expectations. AGL has almost two million energy customers in Australia and we have adequate supply arrangements in place to meet the needs of both our gas and electricity customers in all of the States in which we trade. AGL's other businesses are also trading to expectations."

Attached are copies of a release to the New Zealand Stock Exchange by Natural Gas Corporation Holdings Limited (66% owned by AGL).

For further information contact:

Bill McLaughlin
GROUP MANAGER CORPORATE AFFAIRS
Phone: (02) 9922 8349
Mobile: 0402 060 147

ATTACHMENT 1

Assuming the loss announced by the Directors of NGC, after due consideration at the time of settling the annual accounts, is $NZ 300 million, then the impact of this loss on the profit attributable to AGL Proprietors could be calculated as follows.

Impact of the abnormal loss as reported by NGC (NZ$ 300 million)

Impact of the abnormal loss reported by NGC (in Australian dollars assuming an exchange rate of NZ$1.25) (A$ 240 million)

Impact of the abnormal loss after outside equity interests (A$ 160 million)

ATTACHMENT 2

NEWS MEDIA RELEASE

NGC REDUCES ELECTRICITY MARKET RISK, DOWNGRADES EARNINGS FORECAST

Managing Director Mr John Barton today announced that as a result of the highly competitive and volatile market conditions the Company now expected to record an after tax loss, including a number of abnormals, mostly non cash items, for the year ended 30 June 2001 of between $280 million to $310 million.

The abnormal items also include the anticipated loss from a likely write-down of NGC's electricity retail and trading business, the imminent sale of the retail electricity business in Christchurch to Meridian Energy, as well as the effects of abnormally high wholesale electricity prices for the month of June 2001.

Mr Barton said he expected that the combination of arrangements already concluded and others currently under discussion with various parties would reduce NGC's exposure to the wholesale electricity market to less than 20 percent of its forecast demand. Details of these arrangements are commercially sensitive and confidential to the parties.

NGC was also maximising output from its own generation plants, promoting energy efficiency measures to reduce electricity

consumption and assisting customers to save energy costs and maintain water levels in the hydro lakes.

Mr Barton said NGC was addressing the impact of the unforeseen, and unprecedented, increase in wholesale electricity prices and the measures being taken would help place NGC on a firm financial footing for the future. He emphasised that NGC was engaged in a range of businesses, founded on a balanced portfolio of assets and the Company's infrastructure, electricity generation, gas processing and trading businesses were robust and continuing to trade satisfactorily.

NGC remained firm in its belief, however, that the extent of the wholesale price rise was not justified by the circumstances. All of the measures being taken by NGC were necessary because all three electricity markets, hedge, spot and retail, had not performed recently in accordance with any reasonable expectation. At NGC's request, the Market Surveillance Committee of the NZEM was investigating whether an 'undesirable situation' had occurred in the market.

Contact:
Keith FitzPatrick
COMMUNICATIONS MANAGER
Private Bag 39980
Wellington
Phone: 04 576 8804
Mobile: 025 438 349

ATTACHMENT 3

JOINT STATEMENT FROM
NGC AND MERIDIAN ENERGY

Meridian Energy and Natural Gas Corporation (NGC) have today announced that they are in negotiation for the purchase by Meridian

of the On energy South Island electricity retail business.

Excluded from the discussions are NGC's Cobb power station, gas sales operation and its customer service centre in Christchurch.

The two companies say they expect the negotiations to be concluded shortly.

For further information:

Bruce Thompson
EXTERNAL RELATIONS MANAGER
On energy
Ph (04) 576 8796
(025) 240 1131

or

Alan Seay
PRINCIPAL, COMMUNICATIONS AND EXTERNAL RELATIONS
Meridian Energy
Ph: (04) 381 1243
(021) 494 475

NGC receives Short-term Funding Support - Majority sh`holder

Document date: Fri 22 Jun 2001 **Published:** Fri 22 Jun 2001 14:27:53
Document No: 237635 **Document part:** A
Market Flag: Y
Classification: Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-06-22 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

Please find attached media release from the Natural Gas Corporation (NGC). NGC is a 66% owned subsidiary of The Australian Gas Light Company (AGL).

Further Enquiries:

Bill McLaughlin
GROUP MANAGER CORPORATE AFFAIRS
Direct: (02) 9922 8349
Mobile: 0402 060 147

NEWS MEDIA RELEASE

NGC RECEIVES SHORT-TERM FUNDING SUPPORT FROM MAJORITY SHAREHOLDER

Natural Gas Corporation Holdings Limited (NGC) said today it has received short term funding support from its majority shareholder, The Australian Gas Light Company (AGL), to help overcome the effects on NGC's cashflows of the record high wholesale electricity prices.

NGC Managing Director, Mr John Barton, said AGL has agreed to provide a guarantee to the New Zealand Electricity Market (NZEM) in respect of NGC's energy purchase commitments, for up to $177 million. NGC has indemnified AGL for any obligations AGL incurs under the guarantee.
Mr Barton said AGL had also agreed to make available to NGC funding

of up to $65 million to assist NGC meet its short term cashflow requirements. AGL has the discretion to increase this amount to $100 million. The NGC Group will guarantee this loan.

The arrangements reached with AGL are on commercial arm's length terms and have been put in place following the granting by the New Zealand Stock Exchange Market Surveillance Panel of waivers from the related party transaction provisions of the Listing Rules.

The Panel agreed to the waivers on the ground that the sudden and unexpected increase in the wholesale electricity price had significantly affected NGC's short term cashflow requirements and additional immediate guarantee support and funding were needed. The Board of NGC (excluding the AGL appointees as interested parties) considers these transactions to be in the best interests of all shareholders.

The arrangements will require NGC shareholders' approval at NGC's next annual meeting, scheduled for 30 October 2001, if they are still in place at that time.

Contact: Keith FitzPatrick
COMMUNICATIONS MANAGER
Private Bag 39980 WMC
Wellington
Phone: 04-576 8804
Mobile: 025-438 349

Trading Halt

Document date: Thu 21 Jun 2001 **Published:** Thu 21 Jun 2001 11:17:44
Document No: 237525 **Document part:** A
Market Flag: Y
Classification: Trading Halt

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-06-21 ASX-SIGNAL-G

HOMEX - Sydney

+++++++++++++++++++++++++

ASX MARKET RELEASE

The securities of The Australian Gas Light Company (the "Company") will be placed in pre-open at the request of the Company pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 25 June 2001 or when the announcement is released to the market.

Security Code: AGL

S Yan
ASSISTANT COMPANIES ADVISOR

Company`s request for Trading Halt

Document date: Thu 21 Jun 2001 **Published:** Thu 21 Jun 2001 14:01:57
Document No: 237541 **Document part:** A
Market Flag: N
Classification: Trading Halt

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-06-21 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

I refer to our telephone discussion earlier today and confirm that The Australian Gas Light Company (AGL) requests a trading halt in our shares in accordance with ASX Rule 17.1.

The trading halt is required as a result of today's press reports (in particular the Australian Financial Review) that AGL is facing an asset write-down of up to $150 million on its 66 per cent owned New Zealand subsidiary, Natural Gas Corporation Holdings Limited (NGC).

The NGC Board is meeting later today and we will follow with an AGL meeting as soon as practicable.

AGL requests that the trading halt continue until we can make an announcement or the commencement of trading on Monday 25 June 2001, whichever occurs sooner.

We are not aware of any reason why the trading halt should not be granted.

Please let us know if you require any further information.

L J Fisk
GROUP GENERAL MANAGER CORPORATE SERVICES &
COMPANY SECRETARY

Sale of Hutt Valley Gas Network in NZ

Document date: Thu 21 Jun 2001 **Published:** Thu 21 Jun 2001 15:54:29
Document No: 237555 **Document part:** A
Market Flag: Y
Classification: Asset Disposal

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-06-21 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

IMPORTANT NOTE

This release is not related to the trading halt sought by AGL this morning.

AGL has signed agreements with Powerco Limited, the New Zealand based publicly listed infrastructure ownership and management company, for the sale of AGL's Hutt Valley and Porirua gas distribution network for NZ$118 million. This network, which AGL acquired in March 1999 for NZ$112 million, services approximately 26,000 gas consumers in the Hutt Valley region north of Wellington.

AGL was required to dispose of this asset by 1 October 2001 to secure Commerce Commission authorisation for AGL's 66% subsidiary Natural Gas Corporation, to purchase TransAlta Energy Corporation's 75.8% holding in TransAlta New Zealand Limited in March 2000. Natural Gas Corporation will continue to provide operational services on this network during a six month transition period.

Further Enquiries:

Bill McLaughlin
GROUP MANAGER CORPORATE AFFAIRS
Direct: (02) 9922 8349
Mobile: 0402 060 147

Statement to NZSE re Natural Gas Corporation - prices

Document date: Wed 20 Jun 2001 **Published:** Wed 20 Jun 2001 09:08:27
Document No: 237405 **Document part:** A
Market Flag: N
Classification: Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-06-20 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

Natural Gas Corporation Holdings Limited (NGC) advises that it is aware of interest in the financial markets about the effect on the Company of continuing abnormally high wholesale electricity prices since NGC's statement to the New Zealand Stock Exchange (NZSE) on 8 June 2001.

NGC advises that, since 8 June, it has continued to develop and implement a broad programme to alleviate the effects of the high prices. This programme includes negotiations on a number of proposed agreements which, when finalised, will significantly reduce NGC's exposure to the wholesale electricity spot market. As these negotiations have yet to be finalised and are commercially sensitive, NGC is unable to elaborate on them at this time.

NGC also advises that, as a result of the unprecedented level of wholesale prices and in view of its contention that the wholesale market is not working as intended, it is reviewing the value of its electricity retail and trading business.

NGC will provide the market with further information when it is in a position to do so.

Contact: Keith FitzPatriok
COMMUNICATIONS MANAGER
Natural Gas Corporation
Private Bag 39980 WMC
Wellington

Phone: 04 - 576 8804
Mobile: 025 - 438349

Media Release from Natural Gas Corp NZ on price rises

Document date: Fri 15 Jun 2001 **Published:** Fri 15 Jun 2001 15:59:25
Document No: 237209 **Document part:** A
Market Flag: N
Classification: Other

AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-06-15 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

On energy has today announced price rises for its small business and residential electricity customers in response to the very high wholesale market prices.

All variable rates will increase by 2c per unit (includes GST). This is equivalent to 50 cents a day for the average residential customer using between seven and eight thousand kilowatt hours of electricity a year. Fixed daily charges remain unchanged. The price rises will take effect from 1 July 2001 in Waitemata, Wellington, Thames Valley and Christchurch and from 16 July 2001 in Waikato.

Natural Gas Corporation (NGC) retails gas and electricity through the On energy brand. Gas prices are not affected by these increases.

NGC Managing Director John Barton said the increases can be attributed entirely to the unprecedented high wholesale prices of the last few weeks.

"Up until now we have been absorbing these increases, but unfortunately we can no longer continue this position and we regret that we must pass-on some of this increase in the price of electricity to our customers.

"We had hoped we could avoid increasing prices but we have no choice. On energy commits to regularly review wholesale electricity prices and as soon as these prices return to normal levels, we will reduce prices to our customers," Mr Barton said.

On energy advises customers to conserve energy wherever possible to ensure that their energy bill is kept to a minimum.

Mr Barton said a full news media conference would be held tomorrow morning.

A media conference will be held at Turnbull House, Bowen Street Wellington at 9.00am on Saturday, 16 June 2001.

For further information, Bruce Thompson, EXTERNAL RELATIONS MANAGER (04) 576 8796, (025) 240 1131.

Natural Gas Corporation Statement to NZSE re Profit for Y/E

Document date: Fri 08 Jun 2001 **Published:** Fri 08 Jun 2001 08:51:33
Document No: 236749 **Document part:** A
Market Flag: Y
Classification: Periodic Reports - Other
AUSTRALIAN GAS LIGHT COMPANY (THE) 2001-06-08 ASX-SIGNAL-G

HOMEX - Sydney

++++++++++++++++++++++++

MEDIA RELEASE

AGL today advised that its 66% owned New Zealand subsidiary, Natural Gas Corporation Holdings Limited (NGC), had notified the New Zealand Stock Exchange (NZSE) of a downgrade in profit expectations for the year ended 30 June 2001. A copy of the NGC announcement is attached.

Managing Director of AGL, Greg Martin said, "The New Zealand electricity market is going through a very difficult period. Drought conditions in New Zealand have resulted in electricity hydro lake levels dropping to below two thirds of the average for this time of the year. Together with transmission constraints and generator bidding behaviour, this has meant wholesale electricity prices have moved up to unprecedented levels since late May".

Greg Martin said, "This unforeseen change to NGC's profit expectations will have an impact on AGL's profit result for this year. NGC is currently pursuing a number of options to alleviate the effects of its exposure to the wholesale electricity environment, which include discussions with Government and relevant industry participants. Based on the NGC announcement to the NZSE, AGL's full year profit to 30 June 2001 could be down by approximately 5% on last year's result".

Further Enquiries: Bill McLaughlin, GROUP MANAGER CORPORATE AFFAIRS
Mobile: 0402 060 147

STATEMENT TO THE NEW ZEALAND STOCK EXCHANGE

Natural Gas Corporation Holdings Limited (NGC) advises that as a direct result of an unforecast increase in wholesale electricity prices to unprecedented levels since late May, it is unlikely that the company will produce a profit for the period 1 January to 30 June 2001. This contrasts with the profit of $31 million reported for the six months to December 2000.

The current year average prices are the highest since the wholesale electricity market was established. The underlying causes of the higher prices are drought conditions in the South Island, generators' response to a shortage of hydro generation, transmission constraints and unreliability of thermal generation over the last few months.

NGC has to some extent been protected from these unusually high prices by its own generation and by hedge positions taken with generators. Notwithstanding, losses incurred as a result of the prevailing very high prices have had a significant downward effect on current period earnings. NGC's current exposure to the wholesale market is a direct result of the lack of sufficient generator hedge contracts on offer since late last year and the recent bidding behaviour of generators.

In contrast with the extremely difficult electricity retail trading conditions, NGC's infrastructure management, electricity generation and gas trading activities have enjoyed a successful trading period over the past five months and are showing improvements over the previous corresponding period. Assets related to these businesses comprise 74 percent of NGC's total assets and NGC considers that they will continue to provide a solid foundation to the Company during this difficult time for electricity retailing.

NGC's gas transmission and network systems have transported higher gas volumes compared with both the first half of the current year and with the corresponding prior period.

NGC's generation business, including its Taranaki Combined Cycle Plant (TCC - 100 percent owned), Southdown Cogeneration Plant (50 percent owned), Kapuni Cogeneration Plant (50 percent owned) and Cobb Hydro Station (100 percent owned), is running close to full production. The TCC completed a successful major maintenance inspection and plant upgrade in April 2001 which has resulted in an increase in capacity and efficiency.

NGC's gas businesses, including natural gas and LPG, are trading at high volumes due to high thermal generation demand, recent cold weather and the competitive position of these fuels compared with other forms of energy. Gas volumes for the June 2001 year will significantly exceed those, for the 2000 year.

NGC is currently pursuing a number of options to alleviate the effects of its exposure to the wholesale electricity price environment, which include discussions with Government and relevant industry participants.

CONTACT:

Keith Fitzpatrick
COMMUNICATIONS MANAGER
Natural Gas Corporation
Private Bag 39980 Wellington Mail Centre
Wellington

Phone: 04 - 576 8804
Mobile: 04 - 438 349



02 JUN 17 AM11:49

BROUGHT TO YOU BY THE COMPANY

South Wales with limited liability



Natural Gas Pipelines
[illegible] Australian [illegible] pipeline interests [illegible] 7,000 km of high pressure pipelines in [illegible] Australian States and Territories. All pipelines and associated equipment are operated and maintained by Agility.

Electricity Networks
Electricity Networks (100% AGL) distributes electricity to over [illegible],000 customers in Victoria. Electricity Networks is managed by Agility.

Natural Gas Networks
Gas Networks (100% AGL) distributes natural gas to over 868,000 customers in NSW and the AGL Gas Networks is managed by Agility.

Infrastructure Services
Agility (100% AGL) manages, operates, maintains and builds infrastructure assets for AGL and a number of other infrastructure owners across Australia.

Electricity Generation
AGL has interests ranging from 100% to [illegible] in [illegible] natural gas fired, hydro, wind and waste-fuelled power stations in Western Australia and New Zealand.

Green Energy
Energy Services (100% AGL) converts sewage treatment and waste treatment facilities into green power generators and provides energy consulting services to industry in NSW and Victoria.

ActewAGL
ActewAGL ([illegible] AGL) is a new joint venture which distributes and markets electricity and natural gas to 75,000 combined natural gas and electricity customers and [illegible] electricity only customers in the ACT region and manages water and sewerage services for the ACT [illegible].



[illegible] Sales
Energy Sales & Marketing (100% AGL) provides electricity and associated services to around [illegible] industrial, commercial businesses and homes in Victoria and South Australia.

Natural Gas Sales
Energy Sales & Marketing (100% AGL) provides natural gas and associated services to around [illegible],000 industrial and commercial businesses and homes in NSW.

LPG
Elgas (50% AGL) is the leading Australian distribution retailer of LPG for transport, industrial and domestic use. Elgas also owns and operates a 65,000 tonne underground LPG storage facility in Sydney.

Broadband Cable Network
TransACT Communications (20% AGL) is an open access data transmission service provider presently engaged in installing 3,500 km of high speed broadband fibre optic cable in the ACT.

TransAlta NZ
([illegible]% NGC) has extensive power generation interests throughout New Zealand and provides electricity, natural gas and associated services to over 500,000 customers.

Natural Gas Corporation (NGC)
([illegible]% AGL) owns and operates nearly all high pressure gas pipelines in New Zealand. NGC distributes natural gas and LPG and market energy to over [illegible],000 customers.

Gas Valpo
(100% AGL) provides natural gas to over [illegible],000 customers in Chile.

FINANCIAL CALENDAR

2000

SEPTEMBER

27 September
Shares begin trading ex-dividend

OCTOBER

4 October
Record date for final dividend

17 October
Annual General Meeting (Melbourne)

Final dividend payable

Highlights from Chairman's Address to Annual General Meeting mailed

24 October
Proprietors' Information Meeting (Sydney)

DECEMBER

31 December
Half-year end

2001

MARCH

8 March
Interim dividend and half-year result announced

26 March
Shares begin trading ex-dividend

30 March
Record date for interim dividend

APRIL

12 April
Interim dividend payable

JUNE

30 June
Year end

CONTENTS

Melbourne

Invitation to the Annual General Meeting

The Annual General Meeting of the Company will be held in the Plaza Ballroom of the Regent Theatre, 191 Collins Street, Melbourne, on Tuesday 17 October 2000 at 10.30am. The formal Notice of Meeting is enclosed with this report.

Sydney

Invitation to a Proprietors' Information Meeting

A Proprietors' Information Meeting will be held in the Wesley Conference Centre, 220 Pitt Street, Sydney, on Tuesday 24 October 2000 at 10.30am. Whilst no formal business can be conducted, Proprietors will be briefed on AGL's performance during the year. Invitations have been sent with this report to all Proprietors with a NSW address.



www.aglinvestor.com

"We are now channelling our activities into four major business areas, investment in mainstream energy projects, marketing of an increased range of energy related products and services, management of infrastructure assets and development of new projects selected to widen our corporate horizon in profitable new directions."

M John Phillips Chairman

Gas Energy Units

The basic unit of energy used in the gas industry is a joule.

1 megajoule (MJ) = 1 million joules

1 gigajoule (GJ) = 1 thousand megajoules

1 terajoule (TJ) = 1 million megajoules

1 petajoule (PJ) = 1 billion megajoules

It takes approximately one megajoule to boil enough hot water for 14 cups of tea

Electricity Energy Units

The basic unit of energy used in the electricity industry is a watt hour.

1 kilowatt hour (kWh) = 1 thousand watt hours

1 megawatt hour (MWh) = 1 thousand kilowatt hours

1 gigawatt hour (GWh) = 1 thousand megawatt hours

It takes approximately 300 watt hours to boil enough hot water for 14 cups of tea

HIGHLIGHTS

During the year we:

- Achieved a profit attributable to Proprietors of $450 million
- Recommended a final dividend of 27 cents per share, franked to 6 cents per share (22.2% of dividend)
- Recommended a special unfranked dividend of 23 cents per share. In total taking the full-year dividend to 74 cents per share, franked to 10 cents (13.5% of total dividends)
- Sold our gas transmission assets to the Australian Pipeline Trust, realising an abnormal profit of $161.9 million
- Acquired the one-third shareholding held by Fletcher Challenge in Natural Gas Corporation Holdings (NGC) for NZ$269.6 million, taking AGL's total shareholding to 74.4%
- Contributed $218.6 million to a rights issue by NGC to assist our subsidiary in acquiring 75.8% of New Zealand's largest energy retailer, TransAlta New Zealand
- Purchased the electricity retailing business of ETSA Power in South Australia, which has 737,000 customers, for $175 million
- Were selected as the preferred partner with ACTEW in an Australian Capital Territory (ACT) joint venture combining natural gas, electricity and water businesses
- Invested with ACTEW in the roll-out by TransACT Communications of the first broadband fibre-optic telecommunications local access network in the ACT
- Achieved a record growth in energy customer numbers by organic growth and acquisition, taking total Australian energy customers to 1,862,253 compared with 1,079,880 in the previous year
- Sold 110.3 PJ into the NSW and ACT gas markets, 6.6 PJ into Victoria, 1.8 PJ into South Australia and 0.6 PJ into Western Australia
- Sold electricity in Victoria totalling 4,159 GWh, 4,375 GWh in South Australia and 923 GWh in NSW
- Sold Industrial Pipe Systems in April 2000 for $36.3 million
- Achieved a 16.3% reduction in our Lost Time Injury Frequency Rate from 4.3 to 3.6


124.3
148.4
196.4
221.3
450.0
96
97
98
99
00
Profit attributable to Proprietors ($ million)


43.4
51.0
65.7
68.0
133.8
96
97
98
99
00
Earnings per share after abnormals (cents)


30.0
36.0
41.0
45.0
74.0
96
97
98
99
00
Dividends per share (cents)


41.2
38.2
63.3
86.3
96.8
96
97
98
99
00
Debt : equity (percentage)

FINANCIAL SUMMARY

Year ended 30 June 2000 ($ million unless indicated)	2000	1999	Change %
Revenue	**2,809.1**	1,675.8	+ 68
Operating profit before borrowing costs, tax and abnormal items			
• Continuing operations	**516.7**	351.1	+ 47
• Property operations	**(1.5)**	(2.2)	–
	515.2	348.9	+ 48
Net borrowing costs	**(138.2)**	(77.8)	+ 78
Income tax expense before abnormal items	**(115.3)**	(63.2)	+ 82
Operating profit after borrowing costs, tax and before abnormal items	**261.7**	207.9	+ 26
Profit on abnormal items after tax	**201.0**	13.5	+1,389
Profit before outside equity interests	**462.7**	221.4	+ 109
Outside equity interests	**(12.7)**	(0.1)	–
Profit attributable to Proprietors	**450.0**	221.3	+ 103
Total assets	**5,345.1**	3,616.0	+ 48
Total liabilities	**(3,259.2)**	(2,091.7)	+ 56
Net assets	**2,085.9**	1,524.3	+ 37
Proprietors' equity	**1,785.6**	1,524.1	+ 17
Outside equity interests	**300.3**	0.2	–
Total equity	**2,085.9**	1,524.3	+ 37
Cash flow from operating activities	**373.3**	297.2	+ 26
Capital expenditure	**289.3**	433.7	- 33
Net borrowings	**2,019.7**	1,316.0	+ 53
Earnings per share after abnormals (c)	**133.8**	68.0	+ 97
Dividends per share (c)	**74.0**	45.0	+ 64
Earnings on Proprietors' equity after abnormals (%)	**27.2**	15.2	+ 79
Debt : equity (%)	**96.8**	86.3	+ 12
Net borrowing costs cover (times)	**3.7**	4.5	- 18
Net tangible assets per share ($)	**1.83**	2.81	- 35
Net assets per share ($)	**5.22**	4.64	+ 13



"We are currently considering the approach the Company should take towards the ownership and operation of our gas and electricity infrastructure [illegible] seeking to ensure value for Proprietors and a contribution towards the long-run health and profitability of the Company."

Dear Proprietor

Some stories start with the words 'I have some good news and some bad news. Which would you like first?' That might also be the introduction to my letter to you about AGL's experience in 1999/2000.

Let me begin with the 'good news', which relates to the Company's performance and its results in 1999/2000. We achieved all-time highs in both profit and earnings per share.

Profit attributable to Proprietors was $450 million, a 103.3% increase compared with the outcome in the previous year. Earnings per share totalled 133.8 cents, a 96.8% increase.

Included in the profit result were abnormal items of $201 million (net after tax). The biggest component, $161.9 million, was the profit from the sale of the Company's high pressure gas pipelines to the Australian Pipeline Trust; another $9.5 million came from the sale of Stage 1 of the Breakfast Point property (the site of the old Mortlake gasworks); and $40.7 million represented the re-statement of the Group's net deferred tax balances arising from the reduction in company tax rates.

It is important to realise that some of these abnormal items have more than just a one-off effect on the Company's profitability. The sale of Breakfast Point, for instance, provides the wherewithal to reduce debt and/or free up capital for use in other profitable ventures.

Similarly, the sale of the pipelines to the Australian Pipeline Trust achieved a number of lasting benefits. Among other things it:

- enabled Proprietors to gain benefit from the full market value of the pipelines;
- reduced debt and freed up capital for other purposes (I will say more about this below); and
- was an important step towards achieving a better balance between regulated and non-regulated activities within the Company.

If abnormal items were excluded, profit attributable to Proprietors would be $249 million, an increase of 19.8% over the comparable figure last year.

Consistent with our general principles, the profits earned have been used to:

- strengthen our business and provide for further growth;
- reward our Proprietors; and
- through the staff incentive programme, recognise the special efforts made by management and staff over the year.

The Board is recommending a final dividend of 27 cents per share, franked to 6 cents (22.2% of final dividend). The Foreign Dividend Account (FDA) credit in respect of the dividend is 5 cents per share. In recognition of the particular factors which contributed to the profit in 1999/2000 the Board is also recommending a special unfranked dividend of 23 cents per share.

Together with the 16.7% franked dividend of 24 cents per share, paid on 14 April 2000 this will mean a total dividend for the year of 74 cents per share (13.5% franked). The total FDA credit declared in respect of the dividends is 15 cents per share.

The Dividend Reinvestment Plan will again be available in respect of the total final dividend at an unchanged discount of 2.5%.

As I said in my report to you for the December 1999 half year, we have been re-focusing AGL's activities to position the Company for future growth in the changing energy market.

Our concentration is on the key growth drivers of energy investment, marketing, management and development. Significant progress has already been made.

One important step was the successful float of the Australian Pipeline Trust. Investor demand for units in the Trust was strong, leading to over-subscription. Happily, 88% of AGL Proprietors who applied for units were able to be fully satisfied. To those Proprietors who experienced problems because of postal delays, I offer sincere apologies.

I am aware from correspondence that some Proprietors were a little concerned about the sale of the pipeline assets and queried the benefits to themselves

and to AGL. I will try to explain why the Board believes the process has been beneficial. For clarity, the explanation needs to be in two parts.

First, 'Why sell the pipeline assets?' The sale meant that the Company could apply a market value to the assets. This allowed us to realise net cash proceeds of $754 million from the sale and to record an abnormal profit of $161.9 million which flowed to the benefit of the Company and all its Proprietors. The proceeds were used to reduce debt and to fund two major acquisitions. One was the electricity retailing business of ETSA Power in South Australia at a cost of $175 million. This gives us access to 737,000 new customers.

We were also able to contribute $218.6 million in extra capital to our subsidiary, Natural Gas Corporation in New Zealand, to help them acquire 75.8% of New Zealand's largest energy retailer, TransAlta New Zealand.

This approach was more advantageous than, say, retaining direct ownership of the pipelines and asking Proprietors to contribute extra capital to help finance these acquisitions. At the same time, the sale achieved the other advantages I mentioned earlier and provided a solid base for the operations of our new infrastructure management business, Agility.

The second question, put simply, was: 'To whom should we sell the pipeline assets?' After considering the alternatives, the decision was taken to float a new entity, the Australian Pipeline Trust, and offer units to the public, with preference to AGL Proprietors. AGL elected to retain 30% of the units on issue and to negotiate a management agreement with the new owner of the pipelines.

The amount of subscriptions from Proprietors and others indicates that this was generally a popular decision.

The disposition of the pipeline assets complemented our other actions, which are described in greater detail in the Managing Director's Report. With the expansion of our electricity operations; the establishment of Agility as a separate business, offering its services to other energy companies as well as to AGL; and the growth and rationalisation of our interests in New Zealand, it was an important step towards achieving our medium-term goals. The planning for further steps is now well advanced.

We are currently considering the approach the Company should take towards the ownership and operation of our gas and electricity infrastructure assets. While we will be applying similar principles, seeking to ensure value for Proprietors and a contribution towards the long-run health and profitability of the Company, the approach may differ from that taken with the pipelines. Each situation needs to be considered in the light of the specific factors applying.

Hopefully, I may be able to say more about this and some related subjects by the time of the Annual General Meeting.

Going back to my opening comment, the 'bad news', or the 'less-good news', refers to the regulatory environment.

Our hopes for 'light-handed' regulation which would enhance genuine competition and encourage investment in energy infrastructure, which were said to be the objectives of the 'Hilmer' reforms, have proved to be misplaced.

The regulatory system has become so intrusive that market analysts now seem to regard the actions of regulators, rather than potential competition, as the greatest risk faced by infrastructure owners. That is a most disappointing and regrettably unnecessary situation.

All energy companies will increasingly have to structure their capital management, their corporate architecture and their operations to cope with regulators' requirements rather than to achieve best results for customers and investors.

If all the fruits of increases in efficiency are to be taken from companies by regulation, the commitment of additional capital to achieve those efficiencies is less likely. If returns on capital are to be fixed against some theoretical model rather than against realistic returns



BOARD OF DIRECTORS

in alternative uses, capital devoted to energy infrastructure will hardly be in plentiful supply.

The situation will be exacerbated if:

- regulators remain unwilling to take notice of market views on the riskiness of energy investment, but stick to views more appropriate in the old monopolistic environment;
- legitimate costs continue to be disallowed because of an artificial view on where such costs should be borne; or
- owners of privatised government assets, including foreign owners, are faced with rates of return considerably less than those they were allowed to assume when the purchases were made.

It may be said by some that AGL is complaining because the regulators are acting in the interests of customers and stopping the Company from making excessive profits. They may point to our very good results in the year just past to underline this claim.

However, much of that outcome was a result of 'abnormal events' and the restructuring of the Company.

Concerns about the effects of regulation have been an important factor in AGL's decision to reduce substantially its reliance on regulated activities.

Some reorganisation would obviously have been necessary to get into trim fighting shape ahead of the onset of greater competition. No one should complain about that. Open, fair competition is in the interests of the nation as well as energy customers.

However, regulation which stifles investment and denies rewards for increased efficiency, is a different kettle of fish. As presently administered, energy regulation is not making a notable contribution to Australia's need for high domestic savings and investment and, in the longer run, could prove to be against the interests of energy users.

We are very proud of our 163-year contribution as an Australian company and would like to think our Proprietors will continue to support our contribution for a long time to come.

We will continue to work with the regulators in as co-operative a fashion as their methods will allow. We will continue to seek adequate profits for our Proprietors to compensate them adequately for the use of their savings as our capital. We will structure our businesses to achieve best outcomes. And we will continue to treat our customers fairly and openly, as is AGL's closely guarded reputation.

However, we would be helped in these endeavours by a more consistent, more logical, more pragmatic approach to regulation.

Your Directors have set demanding targets for the future to achieve the level of returns our Proprietors should expect. By adopting a highly disciplined approach to costs, to structure and to capital management, I have every confidence we will attain the desired results.

You may be justifiably proud of the Management and Staff of the AGL Group. Their acceptance of the challenges and their delivery of the outcomes in such a demanding, indeed frustrating, environment have been exceptional over the past year. The Board thanks them most sincerely on your behalf.

M John Phillips
Chairman
24 August 2000



T Beaney | D C K Allen AO | C J Hewson | A B Daniels OAM





MANAGEMENT COMMITTEE

"I would like to take the opportunity in this year's Annual Report to explain to Proprietors the thinking behind the sweeping changes to AGL's business strategy, announced in December 1999."

Leveraging the Balance Sheet

As Proprietors will know, monopolistic ownership is changing and the exclusive franchises that existed through such ownership are being removed. In 1998 the vast majority of AGL's earnings came from regulated businesses. We determined that there was a need to rebalance our portfolio away from businesses whose returns are governed by specific regulation and to leverage our balance sheet and the skills that exist within the Company to increase returns to Proprietors. To this end the December announcement signalled our intention to unlock the value from some of our infrastructure portfolio by taking the high pressure gas transmission assets that AGL owned in various percentages and reduce our equity position from around 80% to 30%.

As the Chairman detailed in his letter, we released back to the Company a significant amount of cash by taking a lesser position in our transmission pipeline assets, floating the business on the Australian Stock Exchange and attaching to it operating contracts by AGL. These proceeds were then used to acquire other assets, grow the business and reduce debt.

Currently we are reviewing all of our assets to determine what structural changes may be required to release the best value to Proprietors. Any such changes will require the Company to adopt an appropriate capital structure.

Leveraging AGL's Skill Base

The next step in the strategy is to leverage our skill base. Locked in this Company is vast energy experience, which gives AGL one of the best skill bases in the country. We will maximise this advantage by looking for opportunities to contract our infrastructure management expertise to other energy companies who don't necessarily have the skills that we have.

To be fair, this is no different to what a number of other energy companies have done, namely establish a contracting division and win business in the external marketplace. But what is different is the position from which we launch this strategy.

AGL was the first company to embrace the idea of becoming a multi-energy company. In 1997 we put gas and electricity together, both at a customer level and at an asset level. At the asset level, we developed a raft of skills and a deep corporate knowledge and understanding of what it meant to be in various forms of energy, whether it was gas or electricity networks or high pressure natural gas pipelines. All of these capabilities were housed under one operating division (the Energy Infrastructure division) and the business was organised around asset types.

In determining how we could leverage our skills, we came to the conclusion that there were many parallels in the operational and management skills applied to these assets. So we decided to organise our business



Investment in mainstream energy projects. AGL will continue to expand its portfolio of energy industry investments. The strategy involves taking a financial interest in a wide range of infrastructure projects, particularly where AGL can provide management and services to enhance profitability.

around skill type, rather than around the assets to which those skills are applied. More importantly, we decided to do that not only for AGL-owned assets, but also for customers, business partners and even competitors, in other words, third parties in which AGL has no economic interest. This will enable us to develop an even stronger national and, ultimately, Australasian infrastructure management and services business.

Consequently, at the same time as we announced the establishment of the Australian Pipeline Trust, we announced that we would be forming a new group within the Company, Infrastructure Management & Services. Its initial business will still be managing the transmission pipeline assets, but at the same time it will look for other assets in the broad energy infrastructure market to which it can offer its highly specialised skills, experience and expertise to earn additional income.

ActewAGL Joint Venture

We have already made some progress in a joint venture where we are leveraging off the skills we have in energy to become involved in water asset management. In December last year AGL was selected as the preferred partner in a joint venture with the ACT Government to create a new multi-utility by merging our ACT natural gas business with ACTEW's electricity and water business. The joint venture, in which AGL and ACTEW each hold a half share, will operate a natural gas, electricity, water and sewerage business serving the needs of some 130,000 customers in the ACT. As part of the joint venture plan, we are studying the feasibility of developing a new gas-fired power station.

Energy Leader

This major change in our strategic direction is moving AGL away from our utility focus to a more broadly-based position of energy market leadership. Today, the energy business is a very different business from the utility business that we've traditionally been in. Many of the new entrants are global energy organisations. It is highly competitive, typically with slim margins requiring a company to both build a critical mass and have a significant amount of business under management.

Our objective for some years now has been to be a big industry player in order to get the economies of scale that will enable us to produce a more efficient and lower cost product than our competitors, particularly when the markets finally become open and fully contestable. We believe that we are well on the way to achieving this goal. Indeed, of the 11.6 million gas and electricity customers in this country, AGL has nearly two million customers and we are the largest energy company in Australia. Further, we believe that where there were once between 30 and 40 energy companies in Australia, in the future, as a result of convergence, takeovers, joint ventures and alliances, this figure will decrease to less than ten major companies.

Transformation

The strategy we have in place for increasing businesses under management and leveraging our returns is fourfold: firstly, we will invest in energy businesses; secondly, we will market energy products and services; thirdly, we will manage and operate energy infrastructure under contract; and finally, we will develop energy and infrastructure projects.

We believe this new strategy differentiates us from others in the energy marketplace.

In terms of managing and operating, we will seek to project manage the building of infrastructure through our construction and engineering services arm and then operate it for the owner. Although the majority of returns will come from the operating contract and from selling the services and skills of our people, we will, where appropriate as an investor, seek to take positions in those infrastructure projects.

We will maintain our thrust into energy sales and marketing. We believe that rationalisation of the energy industry will see the emergence of five to six major retailers. AGL, with nearly two million gas and



marketing of an increased range of energy-related products and services. AGL has always placed great emphasis on creating added value for our customers. The strategy is to build on our already strong market position as Australia's leading energy retailer, by adding more customers and by adding to the range of products and services sold to customers.

electricity customers in Australia, already has the critical mass and dual fuel capability to be one of the successful players. When the market is finally open to full competition, we will be operating in every state in Australia and in New Zealand, where we have a similar growth strategy in place. In addition, we have established channel partners to provide complementary products and services, including energy shop franchises and agencies.

Strategy in Action

Although they are relatively small, there are already a number of examples of this new approach to doing business. For example, at Cooma AGL has entered into a $10 million contract with Great Southern Energy to design, construct and maintain a natural gas network in the area. We will earn a return upfront in construction and development fees and then in operating fees under a 20-year operating agreement. It is only a small example, but a good illustration of the way in which AGL is looking to do things differently in the future.

Another example is the ethane pipeline that runs adjacent to the Moomba to Sydney natural gas pipeline. Since the ethane pipeline is literally in the same easement in which we manage the natural gas pipeline, it made perfect sense for us to be the operator of that pipeline.

The Tasmanian Natural Gas project is a further example of the multiplicity of commercial arrangements that AGL is establishing. Duke Energy is contemplating piping natural gas across Bass Strait into Tasmania. We have signed a Memorandum of Understanding with Aurora Energy, the Tasmanian electricity distributor and retailer, to provide natural gas, distribution network design, construction and infrastructure management and services to the state when the gas becomes available.

Technology Commerce

There is another business opportunity we are looking at to differentiate ourselves in the energy market and that is through technology. Advances in technology have radically changed the way we communicate, with a huge increase in electronic connectivity underpinned by major investments in assets and technologies. This is allowing people, businesses and organisations to communicate in new ways that are more efficient and effective than ever before. The result is a rapid transformation in how business is carried out, with old barriers between industries and markets being eroded or eliminated.

AGL is, of course, keeping a close eye on these changes. We have assets and skills we can use to take a position in this new interconnected world and to generate increased value for our Proprietors. The 2.5 million customers with whom we interact on a quarterly – and sometimes even monthly – basis, within Australia and New Zealand, give us one of the largest customer bases in Australasia.

We have already developed a strategic framework so that we can actively participate in this new world of communications and interconnectivity. Termed Technology Commerce, our strategy builds on our existing assets and skills and includes both the enhancement of existing AGL businesses and the creation of a range of entirely new businesses and earnings streams for AGL.

In running existing businesses smarter and more efficiently, our operating and information technology divisions have a number of significant initiatives, which are being co-ordinated across the Company. In terms of creating entirely new AGL businesses, several options have been identified, detailed feasibility studies carried out and specific projects are underway.

TransACT – the first major project

In May 2000 AGL (20%) and ACTEW (26%) invested in TransACT Communications, a company formed to roll out the first broadband fibre-optic telecommunications local access network in the ACT. This state-of-the-art network will provide telephone, video and high-speed data services to Canberra residents and businesses



Management of infrastructure assets. Through Agility, AGL provides a full range of specialised infrastructure management and service skills, covering all facets from business management, regulatory management, design and construction to operations and maintenance. These comprehensive services will be available to owners of relevant infrastructure.

at up to 56 Mbps, reinforcing Canberra's position as a 'smart' city.

TransACT provides us with an investment in telecommunications infrastructure and capacity wholesaling, as well as an opportunity to position ourselves as a targeted telecommunications retailer in association with our core energy businesses. TransACT enhances the multi-utility nature of the ActewAGL joint venture by including telecommunications with electricity, gas, water and sewerage. Through such projects, and as part of our Technology Commerce strategy, we intend to generate significant Proprietor value from existing assets and skills by entering this new marketplace with an appropriate risk-reward profile.

That is technology at one level. But at another level there is the technology around metering, measuring, remote monitoring and data capture management. Not only will we seek to leverage off the specialist skills that we have in the use of current technology, but we also propose to use new technological development, along with the skills that we have in asset management, to be proactive in finding innovative solutions that meet customers' requirements.

PNG Gas Pipeline

I am pleased to report that the AGL-Petronas Pipeline Consortium is well advanced in the commercial negotiations to develop a high pressure gas pipeline from Papua New Guinea to Queensland. The consortium recently announced that the pipeline would be extended from Gladstone to south-east Queensland to deliver gas to the emerging gas-fired power generation projects which are being proposed by CS Energy and Tarong Energy near Brisbane.

In April 2000 it was announced that gas from the Hides gas field in PNG has been secured for the project. The Hides joint venture participants, led by ExxonMobil, have executed a Co-operative Development Heads of Agreement with the other joint venture participants, led by Chevron, to bring the total amount of gas reserves dedicated to this project to in excess of 5,000 PJ of saleable gas. This is forecast to be a sufficient quantity of natural gas to supply Queensland's gas markets for at least 30 years.

To advance early construction of the PNG Gas pipeline, the Queensland Government is working with AGL and Petronas to expedite construction of the Townsville to Gladstone section of the pipeline for completion by mid 2002, ahead of the arrival of PNG gas currently planned for 2004. The Government has also indicated that it is prepared to consider making a financial commitment to allow accelerated construction of this section. A major customer for this pipeline would be a 385 MW combined cycle gas turbine power station alongside the Sun Metals Korea Zinc Refinery in Townsville, which the Queensland Government, through Stanwell Corporation, is proposing to develop. We anticipate that a final decision on a commitment to the PNG project will be made during the 2001 financial year, once the remaining project milestones have been met.

As Proprietors will recognise, this is a significant time for AGL. What you are seeing is the emergence of a very different Company, restructured and reinvigorated, building on past experiences and ready to take up future opportunities in the less regulated sectors of the Australasian energy market. I thank you for your continued support of what is truly a great Australian company.

L F Bleasel AM
Managing Director
24 August 2000



...development of new projects. AGL will seek out and develop new project opportunities, ... to acquire quality existing assets and build new greenfields projects in energy transmission, distribution and retailing as well as complementary services which may be appropriate for our extensive customer database.



Review of Operations

Bringing electricity to over one and a half million customers across Australia and New Zealand.


Agility
Rapid Response



Building energy distribution networks

Installing and maintaining meters

Maintaining [illegible] electricity infrastructure



INFRASTRUCTURE MANAGEMENT & SERVICES

Energy Infrastructure

The announcement of several major initiatives in December 1999 fundamentally affected the Energy Infrastructure division. As well as transferring our transmission pipeline assets to the Australian Pipeline Trust (APT) in June 2000, Energy Infrastructure was reorganised to establish an Infrastructure Management & Services (IMS) business trading as 'Agility' to provide infrastructure development, construction, management and related services to owners and developers. This strategy is designed to unlock the full value of our energy-related expertise and to grow a new source of non-regulated earnings.

The Energy Infrastructure division achieved an excellent result this year, contributing $329.1 million to AGL's earnings before borrowing costs and tax. In all our activities, and despite significant organisational change arising from the establishment of APT, we maintained our focus on the core business requirements of safety and system reliability and continued to seek optimal returns from our pipeline assets and the gas and electricity distribution networks.

The decision of the NSW Independent Pricing and Regulatory Tribunal was finalised in July 2000. The Tribunal initially proposed, in July 1996, a capital base for the gas networks business of $1,185 million. The final determination raised the base to $1,550 million which translates to a $1,667 million regulatory asset base from 1 July 2000. The rate of return on the asset base has been set at 7.75% pre-tax real (10.4% pre-tax nominal) which is a reduction from the previous regulatory rate of return of 13.5% pre-tax nominal.

Gas Networks

Gas Networks contributed $176.5 million to earnings before borrowing costs and tax. Total



Always ready with comprehensive gas and electricity emergency services.

Maintenance of customers' equipment.

Ensuring reliable natural gas supply.

Using world's best monitoring systems.

natural gas transported for the year of 111.3 PJ was a 3.5 PJ increase on the previous year. During the year we added a record 40,754 sites to the network, exceeding those added in the previous year by 1,058, bringing the total number of sites to 868,893 in NSW and the ACT.

Since the introduction of open access in NSW, Gas Networks is currently transporting approximately 12 PJ per annum of natural gas to 38 customers under third party transportation contracts. A number of additional retailers are in the process of finalising arrangements to use the network to transport gas to customers commencing in September 2000.

Tariff market sales grew by 1.6 PJ during the 1999/2000 financial year, despite the transfer of 0.3 PJ into the contract market. The residential segment grew by 1.4 PJ, largely driven by customer growth and an increase in the average consumption per domestic customer.

To support this increased growth, our operating capital expenditure was $92.5 million, of which 69% was used to expand the network by 685 km to 25,562 km. A continuing focus on operating efficiency has resulted in a 20.4% reduction in operating cost per kilometre of network and a 22.8% drop in operating cost per site.

Major areas of pipe-laying activity saw the gas distribution network extended to the southern NSW towns of Holbrook, Culcairn, Henty, Temora and Cooma together with Forbes and Parkes in the Central West.

The SCADA (System Control and Data Acquisition) Centre for monitoring and controlling the gas distribution networks in NSW and the ACT was relocated from Breakfast Point to a new site at North Parramatta, whilst maintaining 24-hour availability of the system. The new location incorporates updated SCADA and communications technologies that will enable enhanced system operation and earlier identification of potential problems, leading to increased reliability of supply.

Contestability Preparation

During the year Gas Networks has participated in the NSW Gas Retail Contestability Steering Group process managed by the NSW Ministry of Energy and Utilities. This group has been developing the business rules, systems and processes required to enable full retail competition in the NSW gas market.

The original timetable called for all customers with an annual consumption below 10 TJ to be subject to open access as from 1 July 1999. However, the timetable was amended by the Government to provide for access to customers in the 1 TJ to 10 TJ band from 1 October 1999.

Electricity Networks

Electricity Networks, which covers approximimately 950 sq km of north-west greater Melbourne, contributed $68.9 million to



earnings before borrowing costs and tax. A total of 4,017 GWh was delivered to 256,258 sites within the distribution territory, a 3.7% increase in energy throughput on the previous year. The network continued to grow, with an additional 5,198 sites connected during the year. It now comprises 6,874 km of distribution network including over 95,000 poles.

A further improvement in increasing the reliability and efficiency of supply to our customers was achieved during the year. Customer Minutes Off Supply was reduced to 93.4 minutes from 104.7, a 10.8% improvement. The result was achieved even though a non-AGL industrial dispute directly impacted customers through load shedding and supply restrictions imposed by the State Government. Our electricity crisis management systems were implemented and were successful in minimising the impact on customers.

We invested $35.8 million in the electricity network during the year, reflecting our continuing commitment to providing a network that delivers the performance expected by our customers. We have also invested a significant portion (45.1%) of our capital expenditure on maintaining safety and further enhancing the customer network. Projects undertaken and completed included the establishment of a zone substation at Braybrook and the provision of an additional transformer at the Sunbury zone substation.

Other efforts to provide better reliability included a number of 22 kV feeder installations and upgrades and the automation of selected points on the electrical network. We have also used IT-based solutions, such as integrating the Geographical Information System with the Works Management System, to improve our customer service and efficiency.

Electricity Networks actively sought new business from overseas during the year. Investment missions to South Africa and the USA resulted in the establishment of new facilities in our network area by manufacturers from both countries.

Pipelines

AGL was Australia's largest owner/operator of high pressure gas transmission pipelines with responsibility for operating 9,252 km of pipelines in NSW, Queensland, the Northern Territory and Western Australia. The business contributed $83.7 million to earnings before borrowing costs and tax. Total national throughput of 209.4 PJ was 5% higher than last year's volume of 199.5 PJ and represents a two-year growth of 16.2%.

The year saw the continued strong performance of our pipeline investments, in particular from the Carpentaria Gas pipeline. Pipelines' contribution for the year included $12.5 million resulting from the re-statement of the deferred tax balances of associated entities and $14.3 million from AGL's interest in East Australian Pipeline Limited (EAPL) increasing from 51% to



Providing electricity for South Australia.

Creating a new joint venture multi-utility company for the ACT – ActewAGL.





[illegible] Queensland, Northern Territory, Western Australia, NSW and the ACT.

100% prior to the divestment of EAPL to APT.

During the year our Construction & Engineering Services division successfully completed the 365 km Mid West pipeline to Windimurra in Western Australia, Phase 1 of the Canberra Primary Mains extension and looping work to expand the capacity of the Roma to Brisbane pipeline to satisfy growing market demand. It also completed the Moomba to Melbourne compression augmentation project and construction of the Leonora lateral in Western Australia for Statewest Power.

On 13 June 2000 the transmission pipeline assets were sold to APT where AGL has retained a 30% interest together with medium to long-term operating and service contracts.

ENERGY SALES & MARKETING

The Energy Sales & Marketing (ES&M) division is responsible for the purchase, sale and marketing of natural gas, electricity and energy services to our nearly two million customer base in Australia. During the twelve months ended 30 June 2000, ES&M contributed $67.7 million to earnings before borrowing costs and tax.

The division's major development during the year was the acquisition of ETSA Power from the South Australian Government in January 2000. With approximately 737,000 customers in South Australia, consuming 10,200 GWh of electricity in the last year, ETSA Power adds significantly to our national energy retailing business. The acquisition took our Australian energy customer base to almost two million, and lifts our combined share of gas and electricity customers to over 16.4% nationally.

Natural Gas

We experienced record natural gas sales to the NSW and ACT tariff market during the twelve month period with sales of 33.5 PJ, 4.9% higher than the previous year. This excellent result was achieved by continued growth in both the residential and small business sectors. Natural gas customer numbers increased by 39,881 to 868,028, representing a record level of growth for AGL.

Trading continued at excellent levels for both AGL-branded 'Energy Shop' agencies throughout the country regions of NSW and our branded metropolitan 'Energy Shop' franchise outlets with sales revenue of $32 million. These retail outlets have replaced AGL-owned and operated centres.

In NSW our competitors have been active, resulting in some loss of gas load, which is not unexpected given our previous domination of this particular market. The loss in gas load was largely offset by gains in electricity customers. However, we have done a considerable amount of work segmenting the market to understand who our most valuable customers are and putting in place loyalty and premium programmes


AGL
energy shop

Providing support services through franchised energy appliance sales and service businesses

Offering energy advice, cooking schools and other customer services.





Providing energy for [illegible] manufacturing and commerce in [illegible] South Australia and New Zealand.

in preparation for full contestability. In the contract market, we have made good progress signing customers to long-term contracts and differentiating ourselves by not just being a retailer of gas but also selling customers electricity and other energy services.

In addition, our long-term transportation arrangements on the Sydney to Moomba pipeline have been renegotiated to maintain our competitiveness with Bass Strait gas.

Gas consumption by business and wholesale contract customers totalled 85.8 PJ. This included sales to Energy 21 in Victoria, via the NSW to Victorian interconnect, and sales into South Australia to Terra Gas Trader.

In Western Australia, we continued to expand our gas retailing activities with sales to the Windimurra vanadium project in conjunction with Western Power Corporation, and to Jandakot Woolwashers, a customer located south of Perth.

Electricity

Total electricity sales grew to 9,457 GWh (1999 4,295 GWh) largely due to the five-month contribution from AGL South Australia, formerly ETSA Power. Significant growth in sales was achieved in the contestable market in Victoria with total load supplied at 2,634 GWh, an increase of 12% over the corresponding period last year. Sales into NSW totalled 923.1 GWh (up 69%).

In October 1999 AGL Electricity formed a strategic alliance with the nation's largest electricity generator, Macquarie Generation. This alliance will enable the offering of competitively-priced electricity for contestable electricity customers over the next three years and is primarily aimed at supporting AGL's activities in NSW. This has assisted AGL in rapidly growing our electricity customers in NSW from 188 to 362.

A contract for electricity supply was signed with Qenos in Victoria on 1 September 1999. This is a major contract and it will increase AGL's Victorian contestable electricity sales by 7%.

As part of AGL's market entry into South Australia we will sell 10 PJ per annum of natural gas to supply the new Pelican Point gas-fired power station. AGL will then purchase electricity under the arrangement to retail in the South Australian market. The contract takes effect from 1 January 2001.

AGL Response, beyond-the-meter electrical, plumbing and gas services, expanded through the commencement of a joint venture with a Victorian company, Wizard, in November last year. During the year 19,600 services were performed.

Power Generation

Power Generation contributed $2.9 million to earnings before borrowing costs and tax.

AGL's 100%-owned Cawse power station, located approximately 60 km north-west of Kalgoorlie, supplies electrical energy and steam to Centaur Nickel, which operates

Offering a 24 hour 7 day a week emergency hot water repair and replacement service.



Making alliances with power generators to deliver energy economically

an adjacent lateritic nickel and cobalt mine and processing plant.

During the year the customer made good progress in resolving early problems with its new process plant. Nickel production was initially at the lower end of the projected range but approached the plant's design capacity by year end.

AGL and Western Power Corporation jointly own the Windimurra power station which supplies electrical energy to a vanadium mine and processing plant located at Windimurra, approximately 70 km from Mt Magnet in Western Australia. During the year construction of the power plant was completed and the first commercial electricity was delivered in September 1999.

The four power stations owned by AGL (15%) in partnership with Canadian company TransAlta (85%), and located at Mt Keith, Leinster, Kalgoorlie and Kambalda in Western Australia, operated satisfactorily during the year.

Agreements were executed with two new customers identified in the Perth region to whom additional electricity will be sold for between one and two years. This was facilitated by obtaining access to Western Power Corporation's high voltage line from Kalgoorlie to Perth. These sales, together with increases in energy delivered to WMC Limited for expected higher levels of nickel production, should see further revenue growth in the 2000/2001 financial year.

Energy Services

AGL Energy Services successfully provided a wide range of value-added benefits for customers, as well as winning and completing a number of requests for project management work. This included a cogeneration facility at Sydney Water's Malabar Sewerage Treatment Plant.

NSW's natural gas-powered bus fleet increased by 150 during the year. AGL built, owns and operates two natural gas refuelling stations at Ryde and Botany to service the expanding fleet which will number 250 by the start of the Olympic Games. We also entered into our first Energy Performance Contract (EPC) with the Greater Murray Area Health Service. The contract is one of the first EPCs to be executed under the NSW Government's Greenhouse Gas Reduction Program, administered by the Sustainable Energy Development Authority.

AGL Energy Services has also been contracted by Melbourne Water Corporation to build, own and operate a 3.6 MW power generation facility at the Western Treatment Plant at Werribee, on Melbourne's western outskirts. This power plant, which is fuelled by sewage gas, will provide most of the electricity required at the treatment plant, which is the largest of its kind in the Southern Hemisphere.

The AGL-owned and operated Whittlesea Landfill Gas Extraction system was completed and


POST

commissioned in March this year. It is currently combusting approximately 6 GJ of methane gas per hour, that previously was lost to the atmosphere.

LPG

AGL's investment in LPG is mainly through our 50% shareholding in Elgas Limited, the largest LPG distributor in Australia. Our other interest is the wholly-owned H C Extractions Pty Limited LPG/Naphtha extraction plant at Kurnell at Sydney, which processes refinery off-gases from the adjacent Caltex refinery.

Elgas

The construction of the 65,000 tonne LPG storage cavern at Port Botany was completed during the year at a cost of $190 million. After testing and commissioning, the first road tanker was loaded with propane on 31 May 2000.

The Cavern is a significant addition to Elgas' future revenues and the energy infrastructure of Australia's east coast and will provide a security of supply that will reduce dependency on the declining Bass Strait LPG resources. Although the investment in the Cavern was significantly higher than originally forecast, we are confident that it will produce satisfactory returns over the life of the asset.

Trading conditions in the year under review proved extremely difficult for Elgas. World LPG prices rose sharply from US$148 per tonne in June 1999 to a peak of US$325 per tonne in March 2000. This, combined with a weak Australian dollar, resulted in record high LPG purchase costs.

The impact of this cost impost on profitability was exacerbated by a mild winter in 1999, which caused significantly lower sales volume than normal. The resultant increases in selling prices also adversely impacted consumer demand. Unfortunately, the outlook for world LPG prices is one of continued volatility at elevated levels. Production cutbacks by OPEC countries, reduced inventories in the USA, Europe and Asia, as well as an emerging demand out of Asia, have combined to maintain pressure on LPG pricing. In future the Cavern will also introduce a measure of price stability.

Although trading profit declined, this was more than offset by the re-statement of Elgas' deferred tax balances. The net profit contribution increased from $9.2 million in 1999 to $9.4 million in 2000.

H C Extractions

H C Extractions had a record year, generating earnings before borrowing costs and tax of $8.3 million ($7 million higher than the previous year). This result was achieved predominantly from the benefit of high LPG prices underpinned by strong world oil prices, despite production levels at 34,381 tonnes being down on previous years.



H C Extractions manufactures LPG auto gas.

Introducing new technology to make electricity from waste.

Retailing natural gas, electricity and LPG throughout New Zealand.


TransAlta

INTERNATIONAL

New Zealand

On 14 July 1999 AGL acquired the one-third shareholding held by Fletcher Challenge in Natural Gas Corporation Holdings (NGC) for NZ$2.05 per share, totalling NZ$269.6 million (A$213.4 million). The acquisition took our total shareholding in NGC to 74.4%.

On 31 March 2000 NGC acquired Canadian company TransAlta Energy Corporation's 75.8% interest in TransAlta New Zealand (TANZ) for a total price of NZ$824.9 million. TANZ retails gas and electricity to approximately 520,000 customers predominantly in Wellington, North Auckland, the Hutt Valley in the North Island and Christchurch in the South Island. This represents around 30% of New Zealand's estimated 1.7 million energy consumers.

In addition, TANZ also has interests in four electricity generating plants with a total annual output of approximately 4,000 GWh, representing about 12% of New Zealand's annual electricity demand. These plants, all operated by TANZ, are the gas-fired generating stations at Southdown (50% owned) and the Taranaki combined cycle (100% owned), the Cobb dam and hydro scheme near Nelson (100% owned) and the Silverstream landfill plant (46.5% owned).

The TANZ majority acquisition was a rare opportunity to purchase interests in sizeable concentrations of energy customers and electricity generating plants. It allows NGC to achieve a critical mass and therefore a sustainable competitive position in energy retailing. It also gives NGC access to substantial gas-fired generation. With the acquisition, NGC now has a direct interest in around 650,000 energy customers in New Zealand.

We believe there will be significant developments in the near future as retailers begin to offer new energy products that involve the bundling of electricity and gas (LPG in the South Island). Those retailers with access to electricity, gas and LPG at competitive prices and who have a critical mass in operations and marketing will be best placed to lead these developments.

New Zealand's operations contributed $104 million to earnings before borrowing costs and tax for the year.

Chile

Since 1998 AGL has held a 50% interest in Gas Valpo, a Chilean gas company based in Valparaiso and the leading natural gas distributor and owner of gas distribution businesses in Valparaiso and Vina del Mar.

In July 2000 AGL moved to 100% ownership of Gas Valpo through acquisition of the 50% interest held by our joint venture partner, Lipigas. The purchase price for this transaction was US$22 million, AGL's original investment in Gas Valpo was US$26.3 million.

During the year we continued to provide AGL's expertise to


Gas Valpo

Working to bring natural gas from the PNG highlands to south-east Queensland.

Restoring old gas systems in Chile to build a new natural gas distribution retailing business – Gas Valpo.

Gas Valpo's management, as it implements a programme to rehabilitate the existing distribution systems and convert existing towns gas customers to natural gas.

Customers converting to natural gas exceeded budget by more than 15% and the total natural gas market grew to over 20,000 customers. We believe this can build to 50,000 after full conversion and rehabilitation of the distribution network has been completed. In addition, Gas Valpo established an Energy Services business to realise potential opportunities in the industrial and commercial market sector.

Industrial Pipe Systems

In April this year AGL sold its pipe manufacturing subsidiary, Industrial Pipe Systems (IPS), to Georg Fischer AG, a major international manufacturing group based in Switzerland, for $36.3 million. As part of the sale, we entered into a strategic alliance with Georg Fischer to support the future development of the IPS gas distribution technologies both in Australia and selected overseas markets.

The decision to sell IPS was consistent with our focus on investment management and development of business activities in both the competitive and regulated sectors of the energy marketplace.

PROPERTY

Remediation of AGL's former gasworks site at Breakfast Point, Mortlake, is progressing well with approximately 70% of the work now complete. The site's purchaser, the Rosecorp Consortium, obtained 'Master Plan' approval from Concord Municipal Council and is presently marketing residential blocks of land at the southern portion of the property.

Under the sale arrangement, the purchaser exercised the first-call option over the southern portion and settlement of Stage 1 took place in March 2000 resulting in an abnormal profit of $9.5 million. Stage 2 is scheduled for settlement in September 2000 and Stage 3 is on programme for completion in June 2001.

Civil works and the finalisation of all services relating to the construction of the 25-lot industrial subdivision at our Mars Road, Lane Cove site was completed in April 2000. Twenty-one lots were sold and settled prior to the end of the 2000 financial year.

AGL completed the withdrawal from the Mt Eymard Retirement Village when it sold its ownership of the management company, in early June 2000.

PEOPLE

With the realigning of AGL's business strategy, we are paying close attention to our personnel policies to ensure they are in step with our business focus. In particular, with a series of acquisitions in the last twelve months, great importance has been placed on ensuring our



core values and people management approach becomes an integral part of the new areas of the business.

Our Review and Development programme remains fundamental to our management of people. Regular appraisals of all staff, along with annual employee surveys, allow performance of both the leader and the employee to be monitored and developed. Development of senior management continues with Shareholder Value and Regulatory Capability programmes. Through our Assisted Education Scheme, AGL continues to support employees at all levels who seek to develop their skills through further education and training.

The past year has seen the launch of the Women's Forum, a series of short seminars held to encourage women to develop their careers and business skills to a senior level within the Company. We have also significantly increased our retention of graduates and high potential employees, by way of a number of career development initiatives.

The many changes that took place in the external environment, such as Y2K and the new tax system including the GST, required a significant effort by all parts of the Company. Careful planning and training of relevant personnel enabled AGL to manage these changes successfully.

Health, Safety and Environment

The health and safety of everyone in the AGL community, along with the environment in which we operate, remain of utmost importance to us. In keeping with this, we continue to offer a range of lifestyle programmes for our employees. This year over 700 employees benefited from 'Healthy Heart' checkups and a variety of vaccinations. Annual fun runs like the City to Surf remain a highlight on the AGL calendar, encouraging health and fitness as well as fostering the AGL team spirit.

Our health, safety and environment statistics continue to improve due to a concerted effort across the Company. AGL achieved a lost time injury frequency rate of 3.6 days per million hours worked, a 16.3% improvement on the 4.3 days achieved in the previous year. These efforts were rewarded this year when AGL won two National Safety Council Association awards. A Driver Training programme was established to raise awareness of the dangers on the road and accidents that can easily be avoided. This programme resulted in a 23% reduction in motor vehicle accidents over the year.

Life Guard

Our Life Guard programme is the foundation for our health, safety and environment system. AGL is in an industry where different areas of the business are exposed to differing risks, ranging from a major environmental and heritage issue, to a trip hazard in one of the AGL offices. Rather than issuing Company-wide goals, our Life Guard system allows each business unit to prepare its own set of goals


Agility

(called a 'Footprint') based on the risks identified within the business, state legislation and corporate requirements. Regular audits ensure that the business units continually strive for improvement.

AGL Electricity's four live-line teams achieved a major health and safety milestone with the excellent achievement of 100% compliance with independent Health and Safety audits.

In 560 audits conducted by independent live-line auditors over the past four years, only one other electricity distributor had a team that reached 100% compliance. Processes included risk assessment, allocation of safety observers, identified hazard awareness and formal documentation.

Life Guard's greatest feature is that it encourages our people to take ownership and responsibility for health, safety and environment issues. This is clearly evident at our annual Life Guard Excellence Awards. These awards provide an opportunity to recognise the achievements of individuals, teams and business units who have excelled in implementing health, safety and environment initiatives.

As in other areas of the business, one of the most rewarding aspects of the year has been the incorporation of the Life Guard system into new parts of the business in South Australia.

AGL's Environmental Direction

As reported last year, AGL is participating in the Sustainable Energy Development Authority's Energy Smart Business programme. This involved upgrading all the lighting in the AGL Centre to energy efficiency systems. This task is now complete. Electricity consumption figures indicate that annual consumption has been reduced by more than 500 MWh, compared with 1997. This equates to savings of more than $40,000 a year.

On the international front, AGL has received the first two instalments of a total grant of $350,000 paid by the International Greenhouse Office for the Chile Natural Gas Project. The grant requires AGL to establish greenhouse emission baselines and to provide public education seminars on the greenhouse aspects of the project in Chile. The first seminar was conducted in Santiago in December 1999 and was well attended by Chilean government representatives and other interested parties. Work on establishment of the emissions baseline has also begun.

The Greenhouse Challenge is Australia's successful national co-operative programme between Government and industry to reduce greenhouse gas emissions. AGL is an active participant in this Federal Government programme. Even though participation is voluntary, it is highly regarded internationally because it includes a high standard of independent verification.


AMAZONIA

Supporting community activity through charity and sponsorship. Through the AGL 150th Anniversary Foundation, the Company supports a number of charities. AGL provides assistance and sponsorship to many community related activities across Australia and New Zealand.



Bringing natural gas to around one million customers across Australia, New Zealand and Chile.

	Summary of Operations	Resources	Goals for 1999/2000
Infrastructure Management & Services	**Assets and Investments** *Regulated* • Gas Networks owner of natural gas distribution networks in NSW and the ACT • Electricity Networks owner of an electricity distribution network covering an area of 950 sq km in north-west greater Melbourne *Non-Regulated* • 30% equity interest in the Australian Pipeline Trust (APT)	AGL net investment $1,942.5 million 25,562 km of gas distribution network 868,893 gas sites 6,874 km of electricity distribution network 256,258 electricity sites	The Energy Infrastructure division was restructured as a result of the new business strategy and the sale of the transmission pipelines to APT The Infrastructure Management & Services division was created as a result of the restructure The businesses within the new division do not enable a ready comparison of the 1999/2000 goals set under Energy Infrastructure with the achievements in 1999/2000
	Infrastructure Management Infrastructure Management, Gas and Electricity, formed in May 2000 to manage AGL and external infrastructure assets	Almost 7,000 km of pipelines under management for APT Over 25,000 km of AGL gas distribution network under management Nearly 7,000 km of AGL electricity distribution network under management 222 employees	
	Infrastructure Services Infrastructure Services formed in May 2000 to optimise the skills and experience within AGL's energy divisions, building an efficient contractor workforce to win new business in competitive non-regulated sectors	865 employees	
	Construction & Engineering Services Utilise specialist skills and expertise in project development and delivery, to generate new business and profits for the Company across the whole sector	95 employees	
Energy Sales & Marketing	Retailer and wholesaler of natural gas, electricity and related services	AGL net investment $219.4 million 868,028 gas customers 994,235 electricity customers 732 employees	Increase average residential natural gas consumption to 25.5 GJ/customer Increase natural gas customer numbers by 4.5% Grow franchise electricity load by 2% Maintain contestable electricity market share
LPG	50% of Elgas Limited	AGL net investment $96.8 million 550,000 customers 408 employees	Complete pressure testing December 1999 quarter Commence Cavern operations Finalise new international gas buying arrangements Develop LPG market for heavy vehicles
	100% of H C Extractions Pty Limited	AGL net investment ($0.5 million) 15 employees	Achieve 340 full production days Achieve 39,000 tonnes LPG production
Power Generation	Owner and operator of facilities in Western Australia: • Cawse power station • Eastern Goldfields power assets (15%) • Windimurra power station (50%)	AGL net investment $44.7 million 5 employees	Continue to invest in and develop power generation assets Enhance performance from existing generation assets
International Business	New Zealand: • 74.4% of Natural Gas Corporation Holdings (NGC) • NGC owns 75.8% of TransAlta New Zealand (TANZ) • 20.5% of TrustPower Limited • 100% of natural gas distribution network, Hutt Valley and Porirua	AGL net investment $1,809 million 650,000 energy customers 6,500 km of gas transmission and distribution network assets 893 employees	Seek additional large wholesale gas sales Undertake detailed review of company structure in light of electricity reforms Expand retail gas, electricity and LPG businesses Integrate energy infrastructure management activities Rationalise LPG interests
	100% of Gas Valpo, Chile 33.3% of AGL Perfeco, Chile	AGL net investment $73.7 million 22,000 customers 109 employees	Convert 6,500 customers to natural gas Connect 12,000 new customers to natural gas Establish energy services capability in industrial/commercial market
	Industrial Pipe Systems Pty Limited (IPS) manufacturers and distributors of plastic pipe in Australia, China, Chile and Poland	IPS sold to Georg Fischer AG for $36.3 million	Improve sales by 6% Establish new factory in Albury, NSW Continue improvement in dividend receipts from operations in China
Property	Management of property and realisation of property and property-related assets	AGL net investment $73.4 million 17 employees	Sell Lane Cove industrial lots and construct infrastructure Settle Stage 1 of Breakfast Point sale Maintain rehabilitation schedule
Group	Health, safety and environmental performance		Achieve lost time injury frequency rate of 3.8 days per million hours worked

Achievements for 1999/2000	Goals for 2000/2001
Highlights of the achievements of the old Energy Infrastructure division for 1999/2000 are listed below: • $329.1 million profit contribution • increased GJ/km of network by 1.9% to 1,364 GJ/km in the tariff market • 685 km of network laid, increased gas sites by 40,754 • gas distribution network extended to Holbrook, Henty, Culcairn, Temora, Forbes, Parkes and Cooma • stage 4 looping of the Roma to Brisbane pipeline completed • electricity network load increased by 3.7% • electricity Customer Minutes Off Supply reduced to 93.4 minutes from 104.7 minutes • no AGL at-fault interruptions to transmission pipeline supply	Optimise regulated returns Grow Gas Networks' tariff market load by 5.4% and Electricity Networks' load by 2.5% Continue safe and reliable operation Full compliance with legal and regulatory requirements Leverage investment to secure opportunities for Agility, AGL's Infrastructure Management & Services business Develop public refuelling network between Sydney and Canberra
	AGL to manage continued improvements in operational efficiency and asset utilisation on behalf of APT Achieve target growth in external infrastructure management, particularly in water and telecommunications Retain existing AGL contracts Win new non-AGL infrastructure management contracts Increase non-regulated revenue from value-adding products and services
	Meet target level of revenue and profit Fully meet all contracted service commitments Retain existing AGL contracts, win new non-AGL service contracts Secure new business and non-regulated revenue
	Commence construction of Central Ranges pipeline Commence construction of Wiluna compressor station, Mt Magnet lateral and Peat lateral Complete construction of Cooma and Temora network Continue planning and preparatory work for PNG to Queensland pipeline, NSW section of Canberra mains extension and Singleton lateral Identify and develop new infrastructure markets Grow revenues derived from third parties
$67.7 million profit contribution Average residential consumption increased to 25.6 GJ/customer Natural gas customer numbers increased by 4.8% Franchise electricity load (excluding South Australia) grew by 1.8% Contestable electricity market share increased by 12% in Victoria and 69% in NSW	Increase average residential consumption to 26 GJ/customer Increase natural gas customer numbers by 3.5% Grow franchise electricity load by 2% Maintain contestable electricity market share
$9.4 million profit contribution The Cavern successfully passed the pressure test and commenced operations in May 2000 Cavern gas buying arrangements have been finalised Tax incentives to support this development were finalised in June 2000	Separate Cavern operations from energy operations Market Cavern product in Victoria and Queensland Develop propane as an environmentally friendly automotive fuel
$8.3 million profit contribution Achieved 326 full production days Achieved 34,381 tonnes LPG production	Achieve 338 full production days Achieve 35,000 tonnes LPG production
$2.9 million profit contribution Completion of construction and commissioning of Windimurra power station Improved sales revenues by Southern Cross Energy through winning of new customers	Increase energy production capacity of Cawse power station Continue expansion of power generation projects across Australia
$104 million profit contribution Major wholesale gas contracts with Genesis Power and Petrochem Detailed review of NGC completed and new structure implemented NGC energy retail customer base now the largest in New Zealand Energy infrastructure management activities integrated NGC now controls 100% of Propane Gas Limited	Rationalise AGL investments and review capital structure Alignment of activities between NGC and TANZ Development of integrated energy product marketing and trading across New Zealand to gain benefits of scale and scope Secure medium term access to generation at acceptable pricing Review long term position in gas wholesaling
$3.5 million loss 7,500 customers converted to natural gas 12,500 total customers connected to natural gas Secured first contract for Energy Services business	Complete rehabilitation conversion project (2,600 customers to be converted) Connect 5,300 new customers to natural gas Open new factory by August 2000 and increase sales by 12%
$9.4 million profit contribution New factory opened in Albury on 24 January 2000 Sold IPS operations in Australia and China to Georg Fischer on 19 April 2000	
$1.5 million loss Infrastructure constructed and 21 lots sold Stage 1 of Breakfast Point sold for a profit of $9.5 million Rehabilitation schedule maintained	Sell remaining 4 lots Settle Stage 2 and Stage 3 of Breakfast Point sale Maintain rehabilitation schedule
Lost time injury frequency rate of 3.6 days per million hours worked Achieved 23% reduction in motor vehicle collisions	Improve key performance indicators over last year Achieve zero environment regulatory infringement notices

This statement outlines the main Corporate Governance practices which were in place throughout the financial year.

Board of Directors and its Committees

The Board is accountable to Proprietors for the business and affairs of the Group. Specifically the Board: sets the strategic direction of the Group; establishes goals for management; reviews the performance of the Managing Director and senior executives; and ensures that Proprietors' funds are prudently safeguarded. The responsibility for implementing the strategic direction and the day-to-day affairs of the Group is delegated to the Managing Director.

The Board is supported by several committees of its members. The main continuing committees are a Nomination Committee, a Remuneration Committee, an Audit Committee and a Health, Safety and Environmental Committee.

Composition of the Board

The Board of The Australian Gas Light Company consists of eight Directors. Seven of these Directors, including the Chairman and Deputy Chairman, are non-executive Directors and the other is an executive Director. Any Directors appointed by the Board are subject to election by Proprietors at the next Annual General Meeting, and re-election at regular intervals in accordance with the Company's constituent documents. The Chairman and Deputy Chairman are elected annually by the full Board. The names of the Directors and their attendance at meetings during the financial year are set out in the Directors' Report on pages 38 to 42.

Non-executive Directors are remunerated by fees determined by the Board within the aggregate limit of $700,000 approved by Proprietors in October 1998. External professional advice is sought when Directors' fees are being determined to ensure their compatibility with fees paid to directors of other major corporations. Directors may also apply part or the whole of their remuneration to the purchase of the Company's shares under the AGL Share Purchase Plan. Directors also have entitlement to retirement benefits in accordance with arrangements approved by Proprietors in 1985. Further details of Directors' remuneration and superannuation are set out in the Directors' Report on page 41.

Nomination Committee

The Nomination Committee, comprising three non-executive Directors, Mr M J Phillips (Chairman), Mr M R G Johnson and Mr G J Reaney, met three times during the year. The terms of reference of the Nomination Committee are:

- review and make recommendations to the Board on the appropriateness of the size and composition of the Board and the criteria for Board membership;
- ensure that a proper succession plan is in place and consider and nominate a panel of candidates with appropriate expertise and experience for consideration by the Board;
- where considered necessary, recommend to the Board the terms of appointment of any proposed new non-executive director;
- review the membership of other Board Committees and make recommendations to the full Board; and
- perform other related tasks as directed by the Board.

Remuneration Committee

Three non-executive Directors, Mr M J Phillips (Chairman), Mr M R G Johnson and Mr G J Reaney, form the Remuneration Committee which met three times during the year. The primary functions of the Committee are to:

- review the remuneration of the Managing Director and his direct reports;
- review the remuneration policies for the AGL Group;
- review proposals for issues under, or changes to, the AGL Share Reward Plan;

- review proposals for issues under, or changes to, the AGL Share Loan Plan;
- review proposals for other reward initiatives;
- periodically review succession plans for Executive Management; and
- undertake other related tasks as directed by the Board.

The Managing Director, Mr L F Bleasel, is invited to the Remuneration Committee meetings as required to discuss his direct reports' performance and remuneration packages.

The Committee can seek independent advice on any matter brought to the Committee's attention for review.

Audit Committee

Membership of the Audit Committee comprises four non-executive Directors, Mr G J Reaney (Chairman), Mrs C J Hewson, Mr D C K Allen and Mr A B Daniels. Mr E F Herbert retired as Chairman on 1 July 1999 and as a Committee member on 23 August 1999.

The Managing Director, Group General Manager Finance, Group Controller, Manager Group Audit Services and the external auditor attend meetings at the discretion of the Committee. Last year four meetings of the Committee were held. Minutes of the Committee are reviewed by the Board at its next meeting.

The responsibilities of the Audit Committee include:

- reviewing the annual audit plan with the external auditor;
- reviewing and approving the annual Group Audit Services' audit plan;
- reviewing the Group's accounting and financial reporting practices, including the effect of changes in accounting standards and practices, Australian Stock Exchange listing requirements and corporate legislation;
- reviewing significant transactions which are not a normal part of the Group's business;
- reviewing half-year and full-year accounts;
- receiving and reviewing significant Group audit reports;
- reviewing assessment of business risks across the Group and ensuring there is appropriate coverage in the Group Audit Services' audit plan;
- reviewing the performance of the external auditor and nominating changes where considered necessary; and
- considering any other financial matters of the Group which the Audit Committee or the Board determines is desirable.

Health, Safety and Environmental Committee

The full Board meets bi-annually, in Committee, to review the Group's performance and commitment to health, safety and environmental policies. The Committee also reviews the results of environmental facility audits of the various business units.

Australian Pipeline Trust (APT) Due Diligence Committee

Four members of the AGL Board, including the Chairman and Managing Director, were appointed to the Australian Pipeline Trust Due Diligence Committee. The Committee comprised AGL Board members, APT directors, advisers, lawyers and management nominees.

Numerous meetings were held by the Committee prior to the listing of APT on 13 June 2000.

Independent Professional Advice

Each Director has the right to seek independent professional advice at the consolidated entity's expense. Prior approval of the Chairman is required, which may not be unreasonably withheld.

Directors' Share Dealings

To be eligible for election as a Director of the Company a person must hold 2,000 shares. A formal policy for share dealings is in place whereby Directors and senior management may buy or sell the Company's shares only during the four-week periods following the release

of the half-year results, the full-year results and the Annual General Meeting, unless exceptional circumstances apply. They are also precluded from buying or selling AGL's shares at any time if they are aware of any price-sensitive information which has not been made public.

The policy reinforces the prohibition on insider trading contained in the Corporations Law. The current shareholdings of Directors are shown on page 39.

Internal Control Framework

The Board acknowledges that it is responsible for the overall internal control framework, but recognises that no cost effective internal control options will preclude all errors and irregularities. There are well-established procedures at Board, corporate and business unit levels designed to safeguard the Group's assets and interests and to ensure the integrity of its reporting. These include: accounting, treasury and personnel policies; insurance and risk management programmes including disaster recovery; environmental systems; and a Trade Practices compliance programme.

The Board is acutely aware of the ringfencing obligations under the National Third-Party Access Code and Gas Pipelines Access Law which apply to entities which own or operate pipelines and networks. Formal ringfencing protocols are in place to ensure the Group's obligations are not breached.

A continuous disclosure regime operates throughout the Group.

Year 2000 Issues

The extensive identification, testing, rectification and, in some cases, replacement of computer and business systems enabled the Company to be fully prepared for Year 2000.

As a result, the changeover proceeded without any problems being encountered.

Goods and Services Tax (GST)

The introduction of the GST as part of the new tax system affected most aspects of the Company's business activities. Implementation teams were established to ensure all impacts were identified and addressed. Both internal and external resources were used to undertake the identification and analysis of the impact of the tax. Additional external specialists were contracted to assist with policy interpretation, compliance requirements, training and other technical issues. The Board reviewed progress on a monthly basis. GST project costs totalled $6.1 million.

From 1 July 2000 GST was successfully implemented across the Group.

AGL's Values

Adherence to the highest standards of corporate practice and conduct is an uncompromising requirement of each Director, manager and employee.

AGL's Values define the principal patterns of conduct expected of everyone in the AGL community.

CONTENTS

The concise financial report has been derived from the full financial report for the year ended 30 June 2000. The full financial report and auditor's report will be sent to Proprietors on request, free of charge. Please call (02) 9922 8259 and a copy will be forwarded to you or, alternatively, you can access the full financial report and the concise report via the internet at: http://www.agl.com.au

The Directors present their report together with the concise financial report of The Australian Gas Light Company and the consolidated financial report of the consolidated entity, being the Company and its controlled entities, for the year ended 30 June 2000 and the auditor's report thereon.

Directors

The Directors of the Company at any time during or since the financial year are:

M J Phillips AM BEc - Chairman (Age 70)

A non-executive Director since 1992 and appointed Chairman in October 1996. Chairman of the Nomination, Remuneration and Health, Safety and Environmental Committees. Mr Phillips is Chairman of IBJ Australia Bank Limited and Chairman of the Foreign Investment Review Board. His other directorships include QBE Insurance Group Limited, Woolworths Limited and WMC Limited. Mr Phillips is Hon Treasurer of Caritas Australia and a member of the Pontifical Council 'Cor Unum'. Formerly Deputy Governor and Deputy Chairman of the Reserve Bank of Australia.

M R G Johnson LLB MBA - Deputy Chairman (Age 59)

A non-executive Director since 1988 and appointed Deputy Chairman in October 1996. Member of the Nomination, Remuneration and Health, Safety and Environmental Committees. His other directorships include Macquarie Bank Limited Group and Biota Holdings Limited. He is a Trustee of The Centre for Independent Studies and the Museum of Applied Arts and Sciences. Mr Johnson is Joint Chairman of Macquarie Corporate Finance in Macquarie Bank Limited.

L F Bleasel AM - Managing Director (Age 57)

An executive Director since 1990 and a member of the Health, Safety and Environmental Committee. Mr Bleasel is Chairman of Natural Gas Corporation Holdings Limited of New Zealand and Elgas Limited. He is also a director of St George Bank Limited. His other interests include Chairman of the Zoological Parks Board of New South Wales and a member of the Business Council of Australia, The Salvation Army NSW Advisory Board and the Mary McKillop Foundation Advisory Board. Mr Bleasel has worked for the Company for forty-one years.

Sir Ronald Brierley (Age 63)

A non-executive Director since 1987 and a member of the Health, Safety and Environmental Committee. Sir Ronald's directorships include Mid-East Minerals Limited, Adsteam Marine Limited and Tooth & Co. Limited. His offices overseas include Founder President of Brierley Investments Limited and Chairman of Guinness Peat Group plc.

G J Reaney BCom CPA (Age 57)

A non-executive Director since 1988, Chairman of the Audit Committee and a member of the Nomination, Remuneration and Health, Safety and Environmental Committees. Mr Reaney is also a director of St George Bank Limited, Australian Rural Group Limited, Open Telecommunications Limited and Queensland Cement Limited.

D C K Allen AO MA MSc (Age 64)

A non-executive Director since October 1996 and a member of the Audit and Health, Safety and Environmental Committees. Mr Allen is Chairman of the CSIRO and a director of the National Australia Bank Limited, Amcor Limited, Earthwatch Australia and Air Liquide Australia Limited. Mr Allen retired as Managing Director of Woodside Petroleum Limited in 1996.

C J Hewson BEc MA (Age 45)

A non-executive Director since October 1996 and a member of the Audit and Health, Safety and Environmental Committees. Mrs Hewson's other directorships include CSR Limited, South Australian Water Corporation and AMP Limited. Her community involvement includes board or advisory roles with The St George Foundation, YWCA of Sydney, Breast Cancer Research Foundation - Flinders Medical Centre, Neurosurgical Research Foundation and the Royal Humane Society of New South Wales.

A B Daniels OAM (Age 65)

A non-executive Director since 24 August 1999. Member of the Audit and Health, Safety and Environmental Committees. His other directorships include Commonwealth Bank of Australia, Orica Limited, Pacific Dunlop Limited and Pasminco Limited. Mr Daniels retired as Managing Director of Tubemakers Limited in December 1995.

E F Herbert BA (Hons) (Age 68)

A non-executive Director since 1989, member of the Audit and Health, Safety and Environmental Committees. Mr Herbert is Chairman of Powercoal Pty Ltd and Hydrogen Technology Limited. Mr Herbert retired as a Director on 23 August 1999.

Directors' Interests

The relevant interest of each Director in the share capital of the companies within the consolidated entity, as notified by the Directors to the Australian

DIRECTORS' MEETINGS

The number of Directors' meetings (including meetings of Committees of Directors) and number of meetings attended by each of the Directors of the Company during the financial year were:

Director	Regular Meetings		Special Meetings		Audit Committee		Nomination & Remuneration Committees		Health, Safety & Environmental Committee	
	A	B	A	B	A	B	A	B	A	B
M J Phillips	10	10	6	6	-	-	3	3	1	1
M R G Johnson	7	10	1	6	-	-	3	3	1	1
L F Bleasel	10	10	6	6	-	-	-	-	1	1
Sir Ronald Brierley	6	10	1	6	-	-	-	-	1	1
G J Reaney	9	10	5	6	4	4	3	3	1	1
D C K Allen	10	10	3	6	-	2	-	-	1	1
C J Hewson	10	10	3	6	2	4	-	-	1	1
E F Herbert	2	2	-	-	2	2	-	-	-	-
A B Daniels	7	8	4	6	2	2	-	-	1	1

A - Number of meetings attended
B - Number of meetings held during the time the Director held office during the year

Stock Exchange in accordance with Section 205G of the Corporations Law, at the date of the report is as follows:

	The Australian Gas Light Company Ordinary Shares
M J Phillips	47,098
M R G Johnson	73,243
L F Bleasel	684,847
Sir Ronald Brierley	16,100
G J Reaney	26,517
D C K Allen	22,031
C J Hewson	6,617
A B Daniels	5,208

Principal Activities

- Sale of gas and electricity
- Operation of natural gas and electricity distribution networks and natural gas transmission pipelines
- Extraction and sale of LPG
- Power generation and energy processing infrastructure
- Investments in international energy businesses
- Realisation of property and property-related assets
- Investments in technology commerce enterprises

Review and Results of Operations

The consolidated profit for the year after income tax attributable to Proprietors was $450 million (1998/1999 $221.3 million). A review of the operations and of the results of those operations of the consolidated entity during the financial year are contained in pages 6 to 33 of this report.

Dividends

The following dividends have been paid or recommended by the Directors since 30 June 1999:

Final dividend of 24 cents per share (16.7% franked) referred to in the previous Directors' Report and paid on 19 October 1999 (Note 1)	$78.9 million
Interim dividend of 24 cents per share (16.7% franked) out of profits for the six months ended 31 December 1999 paid on 14 April 2000 (Note 2)	$81.2 million
Final dividend of 27 cents per share (22.2% franked) recommended by Directors for payment on 17 October 2000 (Note 3)	$92.3 million
Special unfranked dividend of 23 cents per share recommended by Directors for payment on 17 October 2000 (Note 3)	$78.7 million

Notes:

1 Under the Dividend Reinvestment Plan, Proprietors who elected to receive additional shares in the Company in lieu of receiving the 1998/1999 cash final dividend totalled 25,214.

2 Under the Dividend Reinvestment Plan, Proprietors who elected to receive additional shares in the Company in lieu of receiving the 1999/2000 cash interim dividend totalled 30,516.

3 The proportion of the final dividend and special dividend which Proprietors will elect to take in the form of further shares in the Company will depend upon their participation in the Dividend Reinvestment Plan at record date. Meanwhile, the full amount of both recommended dividends has been provided.

State of Affairs

In the opinion of the Directors, there were no significant changes in the state of affairs of the consolidated entity that occurred during the financial year other than:

- those included in the front section of the Annual Report; and
- the issue of 12,550,970 shares primarily pursuant to the Dividend Reinvestment Plan, including the underwriting of the October 1999 dividend.

Environmental Regulation

The consolidated entity's operations are subject to various Commonwealth, State and Territory environmental legislation in relation to energy (gas and electricity) operational and construction activities, LPG production, cogeneration (electricity, steam and desalinated water), plastic pipe manufacturing and land remediation works.

The Board meets as the Health, Safety and Environmental Committee in order to review the effectiveness of the environmental management system. Environmental compliance performance is monitored on an on-going basis by way of environmental audits conducted by the Company using internal accredited auditors and external resources. In addition, the consolidated entity has a management Health, Safety and Environment Committee which meets regularly to review the Company's environmental performance in detail.

Operational and Construction Activities

Gas and electricity activities were undertaken throughout Australia during the financial year. There has been one instance of minor non-compliance. A smoky vehicle infringement notice was issued by the NSW Environment Protection Authority (EPA) for $112 for a diesel vehicle emitting visible smoke. A health, safety and environment alert was issued advising drivers to check their vehicles' performance.

AGL has been liaising with the EPA and local councils to ensure that contractors working for AGL meet the standard of environmental compliance which AGL requires.

Cogeneration Plan (WA)

Specific licence conditions arose under the WA Environmental Protection Act 1996. An environmental management plan has been prepared.

Plastic Pipe Manufacturing (NSW and Queensland)

There were no fines imposed or instances of breach of environmental regulations up until the Company sold its plastic pipe manufacturing business in April 2000.

LPG Production (NSW)

Specific licence conditions arose under the NSW Protection of the Environment Operations Act 1997 (POEO Act). There have been no instances of non-compliance in relation to these licences during the reporting period.

Environmental Training

The POEO Act, which came into force in July 1999, has implications for all field-based activities. A one-day training course was developed jointly with EPA licensed training providers and the Health, Safety and Environment department. To date, approximately 120 AGL employees and contractors have received training.

Land Remediation

Remediation works currently proceeding at the Breakfast Point site are subject to environmental regulation under various NSW legislation, including the Contaminated Land Management Act 1997, the POEO Act and the Environmental Planning and Assessment Act 1979. Compliance performance is audited by the Company and by external accredited auditors as well as by the relevant environmental regulators. The Company is not aware of any significant breaches of environmental regulation. No fines for non-compliance have been imposed and no prosecutions instituted in the reporting period.

Events Subsequent to Balance Date

On 2 August 2000 Natural Gas Corporation, a controlled entity, made an offer to purchase the Hutt Mana Energy Trust's 14.6% interest in TransAlta New Zealand.

Apart from other matters discussed elsewhere in the Annual Report, the Directors are not aware of any other matter or circumstance which has arisen since 30 June 2000 that has significantly affected or may significantly affect the operations of the consolidated entity in subsequent financial years, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

Likely Developments

The consolidated entity will continue to pursue new opportunities in Australia and overseas which show promise in adding value. Further information about likely developments in the operations of the consolidated entity and the expected results of those operations in future financial years has not been included in this report because disclosure of the information would be likely to result in unreasonable prejudice to the consolidated entity.

Directors' and Senior Executives' Emoluments

The Remuneration Committee of the Board of Directors is responsible for making recommendations to the Board on remuneration policies and packages applicable to Board members and senior management of the Company.

The broad remuneration policy is determined by reference to relevant employment market conditions and set to ensure that the remuneration is competitive in attracting, retaining and motivating the highest quality Board and management team.

The Remuneration Committee also links senior management's remuneration to the consolidated entity's financial and operational performance. All senior managers may receive a bonus and qualify for participation in the AGL Share Reward Plan and the AGL Share Loan Plan, provided specific performance targets relating to earnings per share and other measures are met. The Board sets the performance targets annually.

All permanent employees, including senior managers, are entitled to participate in the AGL Share Reward Plan. The Plan was approved by Proprietors on 21 October 1997. Depending on the performance of the consolidated entity the issue of shares is made in the form of a gift of shares in the Company, with a market value of up to $1,000 to each eligible employee.

Senior managers of entities of the consolidated entity nominated from time to time by the Directors of the Company are offered participation in the AGL Share Loan Plan. The Plan was approved by Proprietors on 21 October 1997.

Provided performance measures are met, the issue of fully-paid shares is made on the basis of:

- an optional discount of up to 5% on current market value;
- the purchase price financed by way of an interest-free limited-recourse loan provided by the Company repayable out of the proceeds from dividends on the Plan shares with any outstanding balance repayable at the expiration of ten years from the issue date; and
- a restriction on dealing in the shares for a period of three years from the issue date, with the shares being held by the Trustee of the Plan until the shares are free from restriction or the loan is fully paid, whichever last occurs.

Directors of the Company and all permanent employees nominated from time to time are entitled to participate in the AGL Share Purchase Plan which was also approved by Proprietors on 21 October 1997. Directors and employees can obtain fully-paid shares in the Company out of their remuneration entitlements, subject to certain limitations as to the maximum level of remuneration entitlements which may be applied to the purchase of shares. Other conditions relating to the acquisition of shares pursuant to the Plan are:

- shares are acquired at market value on the date of acquisition;
- shares may only be acquired at specific times during the year; and
- there is a restriction on dealing in the shares for a period of up to ten years from the date of acquisition.

Details of the nature and amount of the emoluments of each Director of the Company and of the six named officers of the Company and the consolidated entity receiving the highest emoluments are:

Emoluments of Directors of The Australian Gas Light Company:

	Fees Base Salary paid (excluding AGL Share Purchase Plan) $	Incentive $	Superannuation Contributions $	Value of shares issued under AGL Share Purchase Plan $	Total $
M J Phillips	130,876		12,215	43,111	186,202
M R G Johnson			7,322	103,200	110,522
L F Bleasel	1,269,052	774,200	223,125		2,266,377
Sir Ronald Brierley			4,550	64,253	68,803
G J Reaney	39,400		5,516	33,900	78,816
E F Herbert	*201,747		768		202,515
D C K Allen			4,908	67,862	72,770
C J Hewson	59,375		5,195	14,398	78,968
A B Daniels	60,621		4,244		64,865

* Includes retirement benefit

Emoluments of the six most highly paid officers of the Company and the consolidated entity:

	Position	Base Salary $	Superannuation Contributions $	Incentive $	Total $	Number of shares Issued under AGL Share Plans	Issue Price $
L J Fisk	Group General Manager Corporate Services & Company Secretary	350,458	60,243	224,000	634,701	* 82 + 11,500	9.07 8.62
J A Fletcher	Group General Manager Finance	571,395	3,206	315,200	889,801	* 82 + 20,500	9.07 8.62
M A Fraser	Group General Manager Energy Sales & Marketing	484,934	90,843	315,200	890,977	* 82 + 20,500	9.07 8.62
G J W Martin	Group General Manager Infrastructure Management & Services	636,289	110,765	384,300	1,131,354	* 82 + 25,000	9.07 8.62
J K McDonald	General Manager Pipelines	• 813,883	56,227	179,600	1,049,710	* 82 + 10,500	9.07 8.62
I C K Woodward	Group General Manager Corporate Development	383,629	65,450	243,300	692,379	* 82 + 15,000	9.07 8.62

* AGL Share Reward Plan + AGL Share Loan Plan • Includes Eligible Termination Payment

The terms 'director' and 'officer' have been treated as mutually exclusive for the purposes of the above disclosures.

Proceedings on behalf of the Company

No person has applied for leave of the Court to bring proceedings on behalf of the Company or intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or any part of those proceedings. The Company was not a party to any such proceedings during the year.

Indemnification and Insurance of Directors and Officers

The Company's Constituent Documents indemnify, to the extent permitted by law, officers of the consolidated entity when acting in their capacities in respect of:

- liability to third parties (other than related entities) when acting in good faith; and
- costs and expenses of successfully defending legal proceedings and ancillary matters.

The Directors named earlier in the Report and the Company Secretary, L J Fisk, have the benefit of the indemnity, together with any other person concerned in or who takes part in the management of the consolidated entity.

During the year the Company paid a premium in respect of a contract insuring all Directors of the Company as listed earlier, all Directors of related bodies corporate of the Company, secretaries and other officers of the consolidated entity against liabilities incurred in their capacity as Director or Officer, as the case may be, of the consolidated entity.

The contract prohibits disclosure of the nature of the liabilities and the amount of premium paid and the Corporations Law does not require disclosure of the information in those circumstances.

Rounding

The Company is an entity to which ASIC Class Order 98/100 applies and in accordance with that Class Order, amounts in the financial report and the Directors' Report have been rounded off to the nearest tenth of a million dollars, unless otherwise stated.

This report is made in accordance with a resolution of the Board of Directors and is signed for and on behalf of the Board this twenty-fourth day of August 2000.

M J Phillips AM
Chairman

L F Bleasel AM
Managing Director

CONSOLIDATED PROFIT AND LOSS STATEMENT – for the year ended 30 June 2000

	Note	2000 $m	1999 $m
Revenue			
Continuing operations		**2,775.1**	1,671.9
Property operations		**34.0**	3.9
	4	**2,809.1**	1,675.8
Operating profit before borrowing costs, abnormal items and income tax			
Continuing operations		**516.7**	351.1
Property operations		**(1.5)**	(2.2)
		515.2	348.9
Net borrowing costs		**(138.2)**	(77.8)
Operating profit before abnormal items and income tax		**377.0**	271.1
Abnormal items		**109.5**	0.0
Operating profit before income tax		**486.5**	271.1
Income tax attributable to operating profit before abnormal items		**(115.3)**	(63.2)
Income tax attributable to abnormal items		**91.5**	13.5
Income tax attributable to operating profit		**(23.8)**	(49.7)
Operating profit after income tax before abnormal items		**261.7**	207.9
Profit on abnormal items after income tax		**201.0**	13.5
Operating profit after income tax		**462.7**	221.4
Outside equity interests in operating profit after income tax		**(12.7)**	(0.1)
Operating profit after income tax attributable to Proprietors of the Parent Entity		**450.0**	221.3
Retained profits at the beginning of the financial year		**437.9**	363.9
Total available for appropriation		**887.9**	585.2
Dividends provided for or paid	5	**(252.2)**	(147.3)
Retained profits at the end of the financial year		**635.7**	437.9
Earnings per share			
Basic earnings per share (cents)			
• Including abnormal items		**133.8**	68.0
• Excluding abnormal items		**74.0**	63.9
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (millions)		**336.3**	325.5
Diluted earnings per share is the same as basic earnings per share			

The Australian Gas Light Company and Controlled Entities

CONSOLIDATED BALANCE SHEET – as at 30 June 2000

	2000 $m	1999 $m
Current assets		
Cash	31.1	20.0
Receivables	608.8	296.6
Inventories	17.8	27.5
Investments	0.0	0.1
Property, plant and equipment	17.1	10.8
Other	24.7	8.9
Total current assets	699.5	363.9
Non-current assets		
Receivables	73.2	63.8
Inventories	3.1	2.4
Investments	279.9	567.3
Property, plant and equipment	2,614.5	1,723.4
Intangibles	1,159.7	601.3
Deferred expenditure	251.1	233.2
Other	264.1	60.7
Total non-current assets	4,645.6	3,252.1
Total assets	5,345.1	3,616.0
Current liabilities		
Accounts payable	478.1	215.8
Borrowings	200.1	96.1
Provisions	256.5	114.9
Unearned revenue	26.2	32.3
Total current liabilities	960.9	459.1
Non-current liabilities		
Accounts payable	12.5	19.1
Borrowings	1,850.7	1,239.9
Provisions	409.3	345.5
Unearned revenue	25.8	28.1
Total non-current liabilities	2,298.3	1,632.6
Total liabilities	3,259.2	2,091.7
Net assets	2,085.9	1,524.3
Equity		
Share capital	1,175.9	1,064.1
Reserves	(26.0)	22.1
Retained profits	635.7	437.9
Equity attributable to Proprietors of the Parent Entity	1,785.6	1,524.1
Outside equity interests in controlled entities	300.3	0.2
Total equity	2,085.9	1,524.3

CONSOLIDATED STATEMENT OF CASH FLOWS – for the year ended 30 June 2000

	Inflows (Outflows) 2000 $m	1999 $m
Cash flows from operating activities		
Receipts from customers	**2,374.1**	1,396.1
Payments to suppliers and employees	**(1,893.6)**	(1,028.3)
Proceeds from property mortgage repayments	**0.2**	2.5
Dividends received	**77.2**	39.2
Interest received	**11.4**	17.0
Borrowing costs paid	**(151.9)**	(81.7)
Income taxes paid	**(44.1)**	(47.6)
Net cash provided by operating activities	**373.3**	297.2
Cash flows from investing activities		
Payments for property, plant and equipment	**(324.6)**	(441.0)
Payments for investments	**(327.2)**	(355.6)
Payments for acquisition of controlled entities	**(809.6)**	0.0
Loans advanced	**(55.1)**	(39.6)
Proceeds from sale of property, plant and equipment	**17.3**	8.0
Proceeds from disposal of controlled entities	**349.3**	0.0
Proceeds from disposal of investments	**34.5**	140.9
Proceeds from loan repayments	**17.5**	26.3
Net cash used in investing activities	**(1,097.9)**	(661.0)
Cash flows from financing activities		
Proceeds from issue of shares	**167.2**	65.2
Proceeds from borrowings and hedge receipts on foreign currency borrowings	**934.5**	565.5
Repayment of borrowings and hedge payments on foreign currency borrowings	**(202.7)**	(103.6)
Dividends and other distributions paid	**(173.6)**	(139.7)
Net cash provided by financing activities	**725.4**	387.4
Net increase in cash held	**0.8**	23.6
Cash at the beginning of the financial year	**19.4**	(4.2)
Net effect of exchange rate changes on the balance of cash held in foreign currencies	**2.4**	0.0
Cash at the end of the financial year	**22.6**	19.4

1. Consolidated Profit and Loss Statement

(a) Revenue

Sales revenue has grown from $1,459.6 million to $2,292.2 million, a 57.0% increase over the previous year. This increase mainly arises from the consolidation during the year of two New Zealand controlled entities, Natural Gas Corporation Holdings (NGC) and TransAlta New Zealand (TANZ), and the purchase of the ETSA Power electricity retail business in January 2000.

(b) Operating Profit

Group earnings before borrowing costs, tax and abnormal items increased by 47.7% to $515.2 million. The ratio of earnings before borrowing costs, tax and abnormal items to funds employed increased from 13.6% to 14.7% as a result of improved operating profits.

- Gas Networks (EBIT contribution $176.5 million)
  This division, which includes the medium to low pressure distribution networks, services both tariff and contract customers in most major centres in NSW and the ACT. Total gas transported through the distribution network for the year was 111.3 PJ, an increase of 3.5 PJ over the previous year. This increase reflected additional growth in tariff customers, with 40,754 new sites connected during the year, as well as increased gas transported to contract customers. Depreciation and amortisation charges reduced by $23.8 million for the year as a result of reviewing and extending the useful lives of inlet services and customer connections in line with the Independent Pricing and Regulatory Tribunal (IPART) determination. This reduction has been partly off-set by reduced transfers from the former gas customers' reserve account, used to off-set reductions in network transportation charges.

- Pipelines (EBIT contribution $83.7 million)
  The Pipelines' contribution reflects higher equity accounted profits from East Australian Pipeline (EAPL) as a result of AGL increasing its interest in the company from 51% to 100% prior to the divestment of EAPL to the Australian Pipeline Trust (APT) in June 2000. The profit also reflects AGL's share of the benefits from the re-statement of deferred tax balances of Pipelines' equity accounted associates as a result of the announced reductions in company tax rates, totalling $12.5 million. Total gas transported through operated or owned and operated pipelines increased by 5.0% to 209.4 PJ per annum.

- Electricity Networks (EBIT contribution $68.9 million)
  Earnings for the Electricity Networks division increased marginally over the previous year in line with general economic growth in Victoria. Total energy delivered across the distribution network increased by 3.7% to 4,017 GWh per annum. Electricity Networks has continued to seek and secure profitable business growth, adding 5,198 new sites and 190 km of new distribution network.

- Energy Sales & Marketing (EBIT contribution $67.7 million)
  The Energy Sales & Marketing division combines both gas and electricity sales and energy services to AGL's customer base across eastern Australia. Prices charged to customers include both the network and the transmission charges whether AGL owns the infrastructure or not. No split between these two energy types will be provided for competitive reasons. Earnings for the division, which include five months trading from AGL South Australia, formerly ETSA Power, have increased by $16.9 million over the previous year.

- Power Generation (EBIT contribution $2.9 million)
  This division comprises the Company's 100% investment in the power station at Centaur Mining's Cawse Nickel deposit, a 15% interest in generation plant supplying electricity to Western Mining Company along the route of the Goldfields Gas pipeline in Western Australia, and a 50% interest in the Windimurra power station supplying electricity to Vanadium Australia also in Western Australia. The total investment to date is $44.7 million.

- LPG (EBIT contribution $17.7 million)
  This division comprises the Company's investment in H C Extractions (HCE) and its 50% investment in Elgas. AGL's equity accounted share of Elgas' profit was significantly reduced by the impact of record high LPG purchase costs during the year. However, this was off-set by the benefit resulting from the re-statement of Elgas' net deferred income tax balances as a result of

the announced reductions in company tax rates. The cavern storage facility at Port Botany began operations in June 2000 and contributed marginally to the result. HCE's profitability increased for the year as a result of higher prices for LPG sales, thereby providing an effective hedge for the Company's Elgas investment.

- International Business (EBIT contribution $100.5 million)
  The largest contributor to group earnings in this division was AGL's investment in NGC which contributed $92.5 million for the year. In July 1999 AGL acquired an additional 33.3% of NGC, raising its total shareholding to 71.6%. NGC's consolidated profit included three months contribution from a 75.8% investment in TANZ acquired by NGC in March 2000.
  During the year AGL increased its relevant interest in the New Zealand entity TrustPower from 9.8% to 20.5%. AGL's equity accounted share of TrustPower's profit amounted to $3.8 million.
  The other contributors to this division were the equity accounted share of AGL's 50% investment in Gas Valpo, a natural gas distribution company in Chile, and AGL's investment in the distribution network in Lower Hutt and Porirua in New Zealand.

- Property (EBIT loss $1.5 million)
  In August 1999 the Company signed an agreement for the sale of the Breakfast Point site in stages up until 2006. Stage 1 was settled in March 2000, which realised an abnormal profit after tax of $9.5 million (refer to 1(g)).
  The operating loss of the Property division marginally improved over the previous year as a result of the settlement of a further 18 of the 25 allotments in the Lane Cove industrial sub-division.

- Other (EBIT contribution $5.3 million)
  The largest contributor to group earnings in this division was a non-recurring profit of $5.5 million on the sale of AGL's investment in Industrial Pipe Systems (IPS).
  Other activities in the division include business development.

(c) Depreciation and Amortisation

Depreciation and amortisation charges increased by a net 32.1% over the year to $138.0 million, largely reflecting the NGC/TANZ acquisitions and the purchase of the ETSA Power assets, off-set by the impact of changing the asset lives for inlet services and customer connections (refer to 1(b)).

(d) Net Borrowing Costs

Net borrowing costs increased materially, reflecting the significant capital expenditure during the course of the year and a general increase in interest rates. Increased borrowings required to fund additional investments in NGC, TrustPower and EAPL, the purchase of the ETSA Power electricity retail business, the investment in APT, and market expansion costs for both electricity and gas, have been partially off-set by the net proceeds received from the disposal of the Company's pipeline investments to APT, the sale of IPS, and operating cashflows. Net debt increased from $1,316.0 million to $2,019.7 million over the course of the year. The Group's borrowing costs coverage ratio declined to 3.7 times as a result of this increase in debt.

(e) Income Tax

Income tax attributable to operating profit before abnormal items rose from 23.3% last year to 30.6% this year. The increase was mainly due to higher non-allowable expenditure, lower non-assessable revenue, lower rehabilitation expenditure, and lower over-provisions in respect of prior years.

(f) Operating Profit after Income Tax before Abnormal Items

Operating profit after income tax before abnormal items improved by 25.9% over the previous year to $261.7 million.

(g) Abnormal Items

The Group's profit on abnormal items after tax for the year amounted to $201.0 million and consisted of the following items:

- Profit on the sale of AGL Pipelines to APT ($161.9 million)
- Profit on the sale of Stage 1 of Breakfast Point ($9.5 million)
- Costs incurred to restructure AGL's business structures and processes ($20.6 million)

- Costs incurred to implement the Goods and Services Tax ($6.1 million)
- Benefit as a result of re-stating AGL's net deferred income tax balances due to the change in company tax rates ($40.7 million)
- Recognition of tax losses in respect of which future income tax benefits were not previously brought to account ($15.6 million)

(h) Net Profit attributable to Proprietors

Operating profit attributable to Proprietors improved by 103.3% to $450.0 million over the previous year, resulting in a 96.8% increase in earnings per share to 133.8 cents.

(i) Dividends

A partially franked interim dividend of 24 cents (4 cents franked) was paid on 14 April 2000 compared to 21 cents (12 cents franked) for the same period last year. Directors have recommended a final dividend of 27 cents (6 cents franked) and a special dividend of 23 cents (unfranked) be approved at the Annual General Meeting by Proprietors. This compares with the final dividend paid in the prior year of 24 cents (4 cents franked). Total dividends for the year will be 74 cents (10 cents franked) up 64.4% on the previous year. The final dividend also carries a Foreign Dividend Account (FDA) credit of 5 cents per share, bringing the total FDA credits to 15 cents per share for the year.

2. Consolidated Balance Sheet

The main features of this year's consolidated balance sheet indicate a substantial growth in assets, up 47.8% over the prior year. This increase is primarily a result of the acquisitions of NGC and TANZ, and the purchase of the ETSA Power electricity retail business during the year. These acquisitions have been funded by operating cash flow, bank debt and the continued use of dividend reinvestment plan monies. No major changes occurred to managing the Group's borrowing facilities over the year. Total equity has increased 36.8% to $2,085.9 million at 30 June 2000. This reflects an increase in retained earnings and higher outside equity interests in controlled entities resulting from the acquisitions of NGC and TANZ. At 30 June 2000 there were 342.0 million issued shares, compared with 328.8 million shares at 30 June 1999.

The Dividend Reinvestment Plan was in operation during the year with 38% and 36% of dividends being reinvested by Proprietors for the final dividend for the 1998/1999 year and interim dividend for 1999/2000 year respectively. A total of 3.4 million and 3.7 million shares were issued at an average price of $8.88 per share and $7.90 per share respectively. An additional 5.5 million shares were also issued under an underwriting agreement in respect of the Dividend Reinvestment Plan for the final dividend payment for the 1998/1999 year. Net assets attributable to Proprietors per share improved from $4.64 per share to $5.22 per share, largely attributable to the acquisitions of NGC, TANZ and the ETSA Power electricity retail business funded partly by retained earnings and the Dividend Reinvestment Plan. In addition, the Group's net debt to equity ratio increased from 86.3% to 96.8% over the course of the year. The Company's long term credit rating by Standard & Poor's was changed from A+ to A+ (negative watch). Moody's Investor Services retained their long term rating at A2 which is equivalent to A from Standard & Poor's.

3. Consolidated Statement of Cash Flows

(a) Operating Cash Flows

Operating cash flows have increased by 25.6% to $373.3 million and includes the full year impact of the NGC acquisition and five months operations of AGL South Australia. Net borrowing costs paid reflects the cost of funding the significant capital expenditure during the year and a general increase in interest rates. Operating cash flow per share has improved from 91.3 cents to 111.0 cents.

(b) Investing Cash Flows

During the year the Company incurred significant capital expenditure on a number of items including:

- $213.4 million to acquire an additional 33.3% of NGC
- $119.7 million to purchase an additional 25.5% of EAPL in preparation for the listing of APT
- $87.7 million to acquire an additional 13.9% interest in TrustPower
- $175.0 million to purchase the ETSA Power electricity retail business in South Australia

- $432.0 million to fund the 75.8% investment in TANZ

- $146.4 million to acquire a 30% interest in APT

- $27.5 million additional investment in Elgas

- $45.1 million acquiring the assets of a "goldline operating lease" which constitutes part of the Sydney gas distribution network

- Approximately $133.7 million on general gas and electricity network upgrades and market expansion activities to maintain the integrity of the existing distribution networks and provide continued growth opportunities. Expenditure included the expansion of capacity on the Roma to Brisbane pipeline, completion of the Mid West pipeline in Western Australia and the continued expansion and upgrade of the gas distribution networks in NSW and the ACT and the electricity distribution network in Victoria.
  This capital expenditure compares to depreciation and amortisation on plant and equipment totalling $138.0 million for the year as the Company continues to build on its existing infrastructure asset base (refer to 1(c)).

Proceeds totalling $359.9 million were received on the disposal of controlled entities during the year, including the sale of the Company's interests in AGL Pipelines to APT.

(c) Financing Cash Flows

No unusual features marked the Group's financing activities. A further $112.1 million was raised under the Dividend Reinvestment Plan, including the underwriting of the final dividend payment for the 1998/1999 year and from share issues under employee share ownership plans.

Note 1 - Basis of concise financial report

The concise financial report relates to the consolidated entity consisting of The Australian Gas Light Company (the Parent Entity) and each of its controlled entities. The report has been prepared in accordance with the requirements of the Corporations Law and Accounting Standard AASB 1039 "Concise Financial Reports".

The financial statements and specific disclosures included in this concise financial report have been derived from the full financial report of the consolidated entity. The concise financial report cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The accounting policies applied in the preparation and presentation of the concise financial report are consistent with those applied in respect of the year ended 30 June 1999.

Note 2 - Change in accounting estimates

During the year the useful lives of inlet services and customer connections were reviewed and extended from 13 years to 50 years, equivalent to their technical lives and in line with the Independent Pricing and Regulatory Tribunal (IPART) determination. The useful life of certain computer equipment was also reassessed during the year. The extension of useful lives has resulted in a reduction of $13.9 million in depreciation of plant and equipment and a reduction of $10.4 million in amortisation of deferred expenditure for the year.

Note 3 - Rounding of amounts

Unless otherwise specified, amounts in the concise financial report are shown to the nearest tenth of a million dollars in accordance with ASIC Class Order 98/100 issued 10 July 1998. The Parent Entity is an entity to which the class order applies.

	2000 $m	1999 $m
Note 4 - Revenue		
Sales revenue	2,292.2	1,459.6
Other revenue	516.9	216.2
	2,809.1	1,675.8
Note 5 - Dividends		
Interim dividend paid 14 April 2000 (1999 - 15 April 1999)		
• Franked amount (4 cents per share (1999 12 cents per share))	13.5	39.1
• Unfranked amount (20 cents per share (1999 9 cents per share))	67.7	29.3
• Total amount (24 cents per share (1999 21 cents per share))	81.2	68.4
Final dividend proposed to be paid 17 October 2000 (1999 - 19 October 1999)		
• Franked amount (6 cents per share (1999 4 cents per share))	20.5	13.1
• Unfranked amount (21 cents per share (1999 20 cents per share))	71.8	65.8
• Total amount (27 cents per share (1999 24 cents per share))	92.3	78.9
Special dividend proposed to be paid 17 October 2000		
• Franked amount (0 cents per share (1999 0 cents per share))	0.0	0.0
• Unfranked amount (23 cents per share (1999 0 cents per share))	78.7	0.0
• Total amount (23 cents per share (1999 0 cents per share))	78.7	0.0
	252.2	147.3

The franking rate applicable to all franked dividends paid is 36%.
The franking rate applicable to all franked dividends proposed is 34%.

	Revenue		Operating result		Total assets	
	2000 $m	**1999 $m**	**2000 $m**	**1999 $m**	**2000 $m**	**1999 $m**
Note 6 - Segment information						
INDUSTRY SEGMENTS						
Energy						
Infrastructure						
• Gas networks	**371.3**	380.2	**176.5**	156.8	**1,119.7**	1,035.3
• Pipelines	**542.9**	327.8	**83.7**	52.8	**67.5**	500.0
• Electricity networks	**172.2**	172.7	**68.9**	68.4	**1,123.0**	1,100.0
	1,086.4	880.7	**329.1**	278.0	**2,310.2**	2,635.3
Sales and marketing	**1,510.1**	1,178.2	**67.7**	50.8	**682.3**	278.8
Less network charges	**469.3**	469.7	**0.0**	0.0	**0.0**	0.0
	1,040.8	708.5	**67.7**	50.8	**682.3**	278.8
	2,127.2	1,589.2	**396.8**	328.8	**2,992.5**	2,914.1
Power generation	**32.0**	3.0	**2.9**	1.3	**47.6**	68.6
LPG	**30.8**	21.3	**17.7**	10.4	**100.2**	75.7
International business	**528.8**	20.7	**100.5**	19.0	**2,035.2**	383.0
	2,718.8	1,634.2	**517.9**	359.5	**5,175.5**	3,441.4
Property	**34.2**	3.9	**(1.5)**	(2.2)	**73.3**	69.5
Other	**53.2**	36.9	**5.3**	(6.4)	**28.2**	36.7
	2,806.2	1,675.0	**521.7**	350.9	**5,277.0**	3,547.6
Unallocated items	**5.6**	4.3	**(6.5)**	(2.0)	**68.1**	68.4
	2,811.8	1,679.3	**515.2**	348.9	**5,345.1**	3,616.0
Less: inter-segment revenue	**2.7**	3.5	**0.0**	0.0	**0.0**	0.0
net borrowing costs	**0.0**	0.0	**138.2**	77.8	**0.0**	0.0
	2,809.1	1,675.8	**377.0**	271.1	**5,345.1**	3,616.0

Inter-segment revenue was derived as follows:

	2000	1999
Energy	**1.1**	1.1
Property	**0.2**	0.3
Other	**1.4**	2.1
	2.7	3.5

Inter-segment pricing is on an "arms-length" basis.

REVENUE IS PRINCIPALLY DERIVED FROM:

Energy

Infrastructure

- Gas networks - distribution of natural gas.
- Pipelines - transportation of natural gas and management of gas pipelines.
- Electricity networks - distribution of electricity.

Sales and marketing - sale of natural gas and electricity.

Power generation - generation and sale of electricity.

LPG - extraction and sale of LPG and investment in a joint venture entity involved in the LPG industry.

International business - distribution of natural gas and investments in foreign entities involved in the gas and electricity industries.

Property - sale and rental of properties.

Other - sale of nylon pipe and related products and revenue from other activities.

GEOGRAPHICAL SEGMENTS	Revenue 2000 $m	Revenue 1999 $m	Operating result 2000 $m	Operating result 1999 $m	Total assets 2000 $m	Total assets 1999 $m
Australia	**2,275.1**	1,651.4	**410.8**	330.4	**3,291.3**	3,216.9
New Zealand	**532.2**	20.2	**104.0**	18.4	**1,995.7**	321.5
Other	**1.8**	4.2	**0.4**	0.1	**58.1**	77.6
	2,809.1	1,675.8	**515.2**	348.9	**5,345.1**	3,616.0

There was no material inter-segment revenue.

Note 7 - Events occurring after reporting date and not recognised in the financial report

(a) On 5 July 2000 the consolidated entity acquired the remaining 50% interest in Empresa de Gas de la V Region SA (Gas Valpo) for $36.6 million. Gas Valpo, previously equity accounted by the consolidated entity as a joint venture entity, will be consolidated as a wholly-owned controlled entity as from the date of acquisition.

(b) On 2 August 2000 Natural Gas Corporation, a controlled entity, made an offer to purchase the Hutt Mana Energy Trust's 14.6% interest in TransAlta New Zealand Limited.

INDEPENDENT AUDIT REPORT TO THE PROPRIETORS OF THE AUSTRALIAN GAS LIGHT COMPANY

Scope

We have audited the concise financial report of The Australian Gas Light Company for the financial year ended 30 June 2000 as set out on pages 43 to 51, in order to express an opinion on it to the members of the Company. The concise financial report includes the consolidated financial statements of the consolidated entity comprising the Company and the entities it controlled at the year's end or from time to time during the financial year. The Company's Directors are responsible for the concise financial report.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the concise financial report is free of material misstatement. We have also performed an independent audit of the full financial report of The Australian Gas Light Company for the year ended 30 June 2000. Our audit report on the full financial report was signed on 24 August 2000, and was not subject to any qualification.

Our procedures in respect of the concise financial report included testing that the information in the concise financial report is consistent with the full financial report, and examination on a test basis, of evidence supporting the amounts, discussion and analysis, and other disclosures which were not directly derived from the full financial report. These procedures have been undertaken to form an opinion whether, in all material respects, the concise financial report is presented fairly in accordance with Accounting Standard AASB 1039 "Concise Financial Reports" issued in Australia.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the concise financial report of The Australian Gas Light Company complies with Accounting Standard AASB 1039 "Concise Financial Reports".

Deloitte Touche Tohmatsu

G Couttas
Partner
Chartered Accountants
Sydney, 24 August 2000

The liability of Deloitte Touche Tohmatsu, is limited by, and to the extent of, the Accountants' Scheme under the Professional Standards Act 1994 (NSW).

VALUE ADDED STATEMENT

	2000 $m	2000 %	1999 $m	1999 %
SOURCE				
Sales of goods and provision of services, including abnormal items	2,658.6	100	1,459.6	100
Purchase of materials and services	(1,701.0)	(64)	(838.0)	(57)
Total value added available for distribution	957.6	36	621.6	43
DISTRIBUTION				
Wages, salaries and benefits to employees	147.2	15	132.9	21
Taxes and imposts to governments	70.4	7	80.7	13
Net borrowings costs to providers of loan funds	138.2	14	77.8	12
Distributions to Proprietors	252.2	26	147.3	24
Reinvested in the business:				
• Depreciation and amortisation	151.9	16	108.9	18
• Retained earnings	197.7	22	74.0	12
TOTAL	957.6	100	621.6	100

ASSOCIATED COMPANIES – at 30 June 2000

	Australian Pipeline Trust	Elgas Limited	Wanganui Gas Limited	Empresa de Gas de la V Region SA	Inversiones Plastics SA	TrustPower Limited	Essential Energy Services
Interest	30.0%	50.0%	25.1%	50.0%	50.0%	13.7%*	50.0%
Partners	Petronas of Malaysia & general public	BOC Gas of United Kingdom	City of Wanganui Council of New Zealand	Lipigas SA of Chile	Lipigas SA of Chile	Infratil of New Zealand & Alliant Energy of USA	Wizard Company Investments
Principal Activity	Transmission of natural gas	Distribution & sale of LPG	Distribution of natural gas	Distribution of natural gas	Manufacture & sale of plastic pipes	Generation & sale of electricity	Maintenance & service of electrical appliances
	$m	$m	$m	$m	$m	$m	$m
AGL Funds Employed	33.5	96.8	1.7	39.4	0.5	126.9	0.5
Share of Profit	0.3	6.9	0.2	(3.5)	0.4	3.8	0.0
Interest Revenue		2.4		1.0		2.1	0.0

* Relevant Interest is 20.5%


15.3
16.9
17.2
15.2
27.2
96 97 98 99 00

Earnings after abnormals: Proprietors' equity (percent)


213.3
256.7
264.4
297.2
373.3
96 97 98 99 00

Operating cash flow ($ million)


406.2
343.2
881.0
1316.0
2019.7
96 97 98 99 00

Net borrowings ($ million)

FIVE YEAR SUMMARY

	2000	1999	1998	1997	1996
Statistics					
Revenue (excluding abnormal items) ($m)	2,438.8	1,675.8	1,263.4	1,074.3	967.9
Depreciation and amortisation ($m)	151.9	108.8	86.3	72.3	62.2
Profit before borrowing costs, tax and abnormal items ($m)	515.2	348.9	288.7	234.5	205.0
Net borrowing costs ($m)	138.2	77.8	41.2	30.1	33.7
Tax expense ($m)	115.3	63.2	69.4	56.2	46.8
Profit after tax and before abnormal items ($m)	261.7	207.9	178.1	148.2	124.5
Profit attributable to Proprietors ($m)	450.0	221.3	196.4	148.1	124.3
Proprietors' equity ($m)	1,785.6	1,524.1	1,392.5	897.2	850.9
Net borrowings ($m)	2,019.7	1,316.0	881.0	343.2	406.2
Total assets ($m)	5,345.1	3,616.0	2,982.2	1,822.3	1,799.2
Funds employed ($m)	4,136.7	2,860.3	2,279.6	1,249.0	1,398.3
Net assets ($m)	2,085.9	1,524.3	1,392.7	897.5	985.9
Operating cash flow ($m)	373.3	297.2	264.4	256.7	213.3
Capital expenditure ($m)	289.3	433.7	252.9	191.7	108.5
Number of employees	2,979	2,115	2,096	1,794	2,123
Number of issued shares (m)	342.0	328.8	322.7	291.0	290.5
Number of Proprietors	83,694	57,600	41,738	34,419	29,338
Market capitalisation ($m)	3,402.9	3,021.7	3,258.8	2,269.7	1,536.8
Performance Indicators					
Net tangible assets attributable to Proprietors/share ($)	1.83	2.81	2.44	3.07	2.91
Net assets attributable to Proprietors/share ($)	5.22	4.64	4.31	3.08	2.93
Earnings/share[1]					
• before abnormal items (c)	74.0	63.9	59.6	51.0	43.4
• after abnormal items (c)	133.8	68.0	65.7	51.0	43.4
Dividends/share (c)	74.0	45.0	41.0	36.0	30.0
Operating cash flow/share (c)[2]	111.0	91.3	88.6	88.4	74.4
Profit before borrowing costs, tax and abnormal items/ revenue (excluding abnormal items) (%)	21.1	20.8	22.9	21.8	21.2
Profit before borrowing costs, tax and abnormal items (average funds employed) (%)	14.7	13.6	16.4	17.7	15.7
Earnings on Proprietors' equity[3]					
• before abnormal items (%)	15.0	14.3	15.5	16.9	15.3
• after abnormal items (%)	27.2	15.2	17.2	16.9	15.3
Debt : equity (%)[4]	96.8	86.3	63.3	38.2	41.2
Net borrowing costs cover (times)[5]	3.7	4.5	7.0	7.8	6.1
Current ratio[6]	0.73	0.79	0.86	0.81	1.24
Revenue (excluding abnormal items)/employee ($000)	957.5	795.9	649.6	548.5	440.5
Profit before borrowing costs, tax and abnormal items/employee ($000)	202.3	165.7	148.4	119.7	93.3

(1) Profit after tax and outside equity interests; shares weighted for issues and adjusted for bonus elements.

(2) Net cash provided by operating activities; shares weighted for issues and adjusted for bonus elements.

(3) Profit after tax and outside equity interests; Proprietors' equity averaged for movements during the year.

(4) Net borrowings as a percentage of total equity.

(5) Net borrowing costs related to profit before borrowing costs, tax and abnormal items.

(6) Liquidity was supported by $1,140 million of unused credit facilities at 30 June 2000 (refer Note 43(b) to the full financial report).

The following information with respect to 341,990,877 fully paid ordinary shares on issue as at 15 August 2000 reflects the Share Register at that date.

1. There were 81,380 holders of ordinary shares. Voting rights in the case of a poll are:
   - one vote for every 5 shares up to 100 shares;
   - one vote for every 10 shares between 101 and 200 shares; and
   - one vote for every 25 shares in excess of 200 shares up to one fourth of the total number of shares issued (but see Note below)
2. The 20 largest holders represented 39.47% of the total issued capital.
3. The distribution of holders was:

1 – 1,000 shares	44,756
1,001 – 5,000 shares	30,456
5,001 – 10,000 shares	3,816
10,001 – 100,000 shares	2,197
100,001 shares and over	155
	81,380

4. There were 5,875 holders of less than 100 shares.
5. Holders by address and class of holder were:

Addresses	No. of holders	%	No. of shares	%
Australia	77,302	94.99	334,473,940	97.80
USA and Canada	558	0.69	466,129	0.14
United Kingdom	397	0.49	576,141	0.17
New Zealand	2,682	3.29	5,391,498	1.57
Others	441	0.54	1,083,169	0.32
	81,380	100.00	341.990,877	100.00

Class of holder	No. of holders	%	No. of shares	%
Individuals	58,382	71.74	99,737,856	29.16
Companies and other	22,998	28.26	242,253,021	70.84
	81,380	100.00	341,990,877	100.00

Twenty largest Proprietors as at 15 August 2000	Fully paid ordinary shares	Percentage of total issued shares
Chase Manhattan Nominees Limited	30,865,789	9.03
National Nominees Limited	20,190,704	5.90
Westpac Custodian Nominees Limited	17,286,045	5.05
AMP Limited	9,834,739	2.88
Perpetual Nominees Limited	8,859,572	2.59
Queensland Investment Corporation	8,791,195	2.57
ANZ Nominees Limited	7,908,995	2.31
MLC Limited	5,802,706	1.70
Citicorp Nominees Pty Limited	5,014,470	1.47
NRMA Nominees Pty Limited	3,713,700	1.09
Mercantile Mutual Life Insurance Company Limited	3,473,495	1.02
Government Superannuation Office	1,911,231	0.56
Australian Foundation Investment Company Limited	1,778,991	0.52
UBS Nominees Pty Ltd (Warrant A/C)	1,692,417	0.49
Commonwealth Custodial Services Limited	1,615,492	0.47
CSS Board	1,433,473	0.42
BT Custodial Services Pty Limited (Sub Cus A/C)	1,308,724	0.38
Labrador Pty Limited	1,263,150	0.37
HSBC Custody Nominees (Australia) Limited	1,172,482	0.34
PSS Board	1,051,124	0.31
	134,968,494	39.47

Note

The Gas Supply Act 1996 (formerly the Gas Industry Restructuring Act 1986) prohibits any shareholding entitlement in excess of 5% of the Company's issued capital except where the Minister for Energy has given written approval to such a holding with the Company's consent. Chase Manhattan Nominees Limited, National Nominees Limited and Westpac Custodian Nominees Limited, hold the shares registered in their names as bare trustees.

Enquiries

Proprietors with enquiries about any aspect of their shareholdings should contact the Company's Share Registry as follows:

Share Registry
The Australian Gas Light Company
Locked Bag 944
North Sydney NSW 2059
Australia

Telephone: 02 9922 8259 (within Australia)
612 9922 8259 (international)
Facsimile: 02 9922 8465 (within Australia)
612 9922 8465 (international)

Enquiries of a general nature should be directed to the Manager Investor Relations on 02 9922 8576.

The Total Final Dividend

Subject to formal approval at the Annual General Meeting to be held on Tuesday 17 October 2000, the total final dividend of 50 cents per share comprising the normal dividend of 27 cents per share (franked to 6 cents per share) and the special dividend of 23 cents per share (wholly unfranked) will be paid on that day.

The Foreign Dividend Account amount in respect of the final dividend is 5 cents per share.

Direct Payment to Proprietors' Accounts

Proprietors who currently receive their dividends by cheque may wish to take advantage of the direct deposit system which is available to anyone who has an account with a bank, building society or credit union within Australia. The direct deposit system is prompt and secure. Proprietors who wish to have their dividends paid directly to their account should contact the Share Registry.

Dividend Reinvestment Plan

The Plan offers Proprietors the alternative of receiving shares in lieu of a cash dividend and will apply to the total final dividend. Shares are issued at a 2.5% discount on the ex-dividend weighted average market price of the Company's shares over the five business days up to and including the record date and no brokerage or stamp duty is payable. A booklet explaining the Dividend Reinvestment Plan can be obtained from the Share Registry.

Stock Exchange Listing

The Company's shares are listed on the Australian Stock Exchange. Details of share transactions and prices are published in the financial pages of daily capital city newspapers under the code 'AGL'.

Issuer Sponsorship

AGL converted to Issuer Sponsorship in January 1998 which means that AGL is totally uncertificated. Each Issuer Sponsored Proprietor has been given a unique Shareholder Reference Number (SRN) to facilitate share trading by telephone. Any movement of shares on a Proprietors' shareholding is reflected in a statement issued to them at month end.

CHESS (Clearing House Electronic Sub-register System)

CHESS is the centralised electronic clearing, settlement and transfer system for trading securities on the Australian Stock Exchange. Today's buy/sell timing is described as T+3 (transaction date plus 3 days).

The Company's shares are 'CHESS Approved' and all 'on market' transactions in AGL shares are processed electronically through CHESS.

Change of Name/Address

Proprietors who are Issuer Sponsored should advise the Share Registry promptly of any change of name and/or address so that correspondence with them does not go astray. **All such changes must be advised in writing and cannot be accepted by telephone.**

Proprietors who are in CHESS and Broker Sponsored should instruct their sponsoring broker **in writing** to notify the Share Registry of any change of name and/or address.

In the case of all name changes the written advice must be supported by documentary evidence.

Tax File Number (TFN)

Whilst not compulsory, most Australian resident Proprietors prefer to quote their TFN so as to avoid withholding tax being deducted from dividends which are unfranked.

Proprietors who are Issuer Sponsored should advise the Share Registry of their TFN.

Proprietors who are Broker Sponsored can either advise their sponsoring broker or the Share Registry of their TFN.

TFN application forms can be obtained from the Share Registry on request.

Australian Business Number (ABN)

As from July 2000 Australian companies have the option to quote their ABN in lieu of their TFN to avoid withholding tax being deducted from dividends which are unfranked.

Consolidation of Shareholdings

Proprietors who wish to consolidate their separate shareholdings into one account should write to the Share Registry or their sponsoring broker, whichever is applicable.

Removal from Annual Report mailing list

Proprietors who do not wish to receive the Annual Report should advise the Share Registry **in writing** to remove their names from the mailing list. Those Proprietors will continue to receive all other Proprietor information.

Registered Office

AGL Centre
Cnr Pacific Highway and Walker Street
North Sydney NSW 2060
Australia
Telephone: 02 9922 0101 (within Australia)
612 9922 0101 (international)

Company Secretary

L J Fisk

HEAD OFFICE
The Australian Gas Light Company
AGL Centre
Corner Pacific Highway and Walker Street
North Sydney NSW 2060
Telephone 02 9922 0101
Facsimile 02 9957 3671

INFRASTRUCTURE MANAGEMENT & SERVICES

Gas Networks
Level 11, AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Telephone 02 9922 0101
Facsimile 02 9957 3871

Electricity Networks
Level 2, 333 Collins Street
Melbourne VIC 3000
Telephone 03 9201 7000
Facsimile 03 9201 7602

Agility

Sydney
Level 11, AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Telephone 02 9922 0101
Facsimile 02 9957 3871

Canberra
189 Gladstone Street
Fyshwick ACT 2609
Telephone 02 6295 5444
Facsimile 02 6239 2388

Brisbane
Level 7, 300 Ann Street
Brisbane QLD 4000
Telephone 07 3270 3800
Facsimile 07 3221 3160

Melbourne
Level 2, 333 Collins Street
Melbourne VIC 3000
Telephone 03 9201 7000
Facsimile 03 9201 7602

Darwin
16 Georgina Crescent
Palmerston NT 0830
Telephone 08 8924 8100
Facsimile 08 8932 1663

Perth
Level 8, Australia Place
16-17 William Street
Perth WA 6000
Telephone 08 9422 4100
Facsimile 08 9322 3631

ENERGY SALES & MARKETING

Sydney
Level 7, AGL Centre
111 Pacific Highway
North Sydney NSW 2060
Telephone 02 9922 0101
Facsimile 02 9922 8477

Canberra
Suite 2, Level 7, Garema Court
148-180 City Walk
Canberra City ACT 2601
Telephone 02 6243 0900
Facsimile 02 6243 0916

Five Dock
181-187 First Avenue
Five Dock NSW 2046
Telephone 02 9712 6116
Facsimile 02 9712 6150

Parramatta
46 George Street
Parramatta NSW 2150
Telephone 02 9840 7450
Facsimile 02 9840 7496

Melbourne
Level 2, 333 Collins Street
Melbourne VIC 3000
Telephone 03 9201 7000
Facsimile 03 9201 7527

Adelaide
1 Anzac Highway
Keswick SA 5035
Telephone 08 8404 5666
Facsimile 08 8404 5657

NEW ZEALAND

Hamilton
19 London Street
Hamilton
Telephone 0011 64 7 8348533
Facsimile 0015 64 7 8348572

Wellington
22 The Terrace
Wellington
Telephone 0011 64 4 4990136
Facsimile 0015 64 4 4990993

Designed and produced by designworks Asia Pacific. Printed by The Lilyfield Group.

AGL

THE AUSTRALIAN GAS LIGHT COMPANY

THE AGL COMPANY FULL FINANCIAL REPORT 2000

The Australian Gas Light Company
ARBN 052 167 405. Formed in New South Wales
with limited liability And Controlled Entities.
30 June 2000

	Note	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Revenue					
Continuing operations		**2,775.1**	1,671.9	**934.6**	568.0
Property operations	2(u)	**34.0**	3.9	**0.3**	0.7
	4(a)	**2,809.1**	1,675.8	**934.9**	568.7
Operating profit before borrowing costs, abnormal items and income tax					
Continuing operations		**516.7**	351.1	**152.1**	190.9
Property operations	2(u)	**(1.5)**	(2.2)	**(1.5)**	(1.3)
		515.2	348.9	**150.6**	189.6
Net borrowing costs or interest revenue		**(138.2)**	(77.8)	**6.1**	13.1
Operating profit before abnormal items and income tax	4	**377.0**	271.1	**156.7**	202.7
Abnormal items	5	**109.5**	0.0	**205.6**	0.0
Operating profit before income tax		**486.5**	271.1	**362.3**	202.7
Income tax attributable to operating profit before abnormal items		**(115.3)**	(63.2)	**(2.6)**	(1.3)
Income tax attributable to abnormal items	5	**91.5**	13.5	**(5.8)**	0.0
Income tax attributable to operating profit	6	**(23.8)**	(49.7)	**(8.4)**	(1.3)
Operating profit after income tax before abnormal items		**261.7**	207.9	**154.1**	201.4
Profit on abnormal items after income tax	5	**201.0**	13.5	**199.8**	0.0
Operating profit after income tax		**462.7**	221.4	**353.9**	201.4
Outside equity interests in operating profit after income tax		**(12.7)**	(0.1)	**0.0**	0.0
Operating profit after income tax attributable to Proprietors of the Parent Entity		**450.0**	221.3	**353.9**	201.4
Retained profits at the beginning of the financial year		**437.9**	363.9	**429.6**	375.5
Total available for appropriation		**887.9**	585.2	**783.5**	576.9
Dividends provided for or paid	7	**(252.2)**	(147.3)	**(252.2)**	(147.3)
Retained profits at the end of the financial year		**635.7**	437.9	**531.3**	429.6

Earnings per share					
Basic earnings per share (cents)					
Including abnormal items		**133.8**	68.0		
Excluding abnormal items		**74.0**	63.9		
Weighted average number of ordinary shares on issue used in the calculation of basic earnings per share (millions)		**336.3**	325.5		

Diluted earnings per share is the same as basic earnings per share.

	Note	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Current assets					
Cash		**31.1**	20.0	**6.2**	14.4
Receivables	8	**608.8**	296.6	**44.7**	30.1
Inventories	9	**17.8**	27.5	**0.0**	0.0
Investments	10	**0.0**	0.1	**0.0**	0.0
Property, plant and equipment	11	**17.1**	10.8	**14.9**	8.6
Other	12	**24.7**	8.9	**1.1**	1.5
Total current assets		**699.5**	363.9	**66.9**	54.6
Non-current assets					
Receivables	13	**73.2**	63.8	**2,796.9**	2,420.0
Inventories	14	**3.1**	2.4	**0.0**	0.0
Investments	15	**279.9**	567.3	**525.0**	504.4
Property, plant and equipment	16	**2,614.5**	1,723.4	**32.8**	36.2
Intangibles	17	**1,159.7**	601.3	**0.0**	0.0
Deferred expenditure	18	**251.1**	233.2	**14.2**	12.4
Other	19	**264.1**	60.7	**14.0**	5.7
Total non-current assets		**4,645.6**	3,252.1	**3,382.9**	2,978.7
Total assets		**5,345.1**	3,616.0	**3,449.8**	3,033.3
Current liabilities					
Accounts payable	20	**478.1**	215.8	**68.2**	46.2
Borrowings	21	**200.1**	96.1	**143.4**	95.3
Provisions	22	**256.5**	114.9	**189.5**	85.8
Unearned revenue	23	**26.2**	32.3	**12.5**	4.3
Total current liabilities		**960.9**	459.1	**413.6**	231.6
Non-current liabilities					
Accounts payable	24	**12.5**	19.1	**0.0**	0.0
Borrowings	25	**1,850.7**	1,239.9	**1,304.1**	1,290.9
Provisions	26	**409.3**	345.5	**21.0**	15.8
Unearned revenue	27	**25.8**	28.1	**2.2**	0.0
Total non-current liabilities		**2,298.3**	1,632.6	**1,327.3**	1,306.7
Total liabilities		**3,259.2**	2,091.7	**1,740.9**	1,538.3
Net assets		**2,085.9**	1,524.3	**1,708.9**	1,495.0
Equity					
Share capital	28	**1,175.9**	1,064.1	**1,175.9**	1,063.7
Reserves	29	**(26.0)**	22.1	**1.7**	1.7
Retained profits		**635.7**	437.9	**531.3**	429.6
Equity attributable to Proprietors of the Parent Entity		**1,785.6**	1,524.1	**1,708.9**	1,495.0
Outside equity interests in controlled entities	30	**300.3**	0.2	**0.0**	0.0
Total equity		**2,085.9**	1,524.3	**1,708.9**	1,495.0

	Note	Consolidated Inflows (Outflows) 2000 $m	1999 $m	Parent Entity Inflows (Outflows) 2000 $m	1999 $m
Cash flows from operating activities					
Receipts from customers		**2,374.1**	1,396.1	**289.3**	301.4
Payments to suppliers and employees		**(1,893.6)**	(1,028.3)	**(290.9)**	(292.4)
Proceeds from property mortgage repayments		**0.2**	2.5	**0.0**	0.0
Dividends received		**77.2**	39.2	**152.6**	195.7
Interest received		**11.4**	17.0	**120.6**	81.5
Borrowing costs paid		**(151.9)**	(81.7)	**(97.1)**	(63.9)
Income taxes paid		**(44.1)**	(47.6)	**(7.2)**	(0.3)
Net cash provided by operating activities	43(d)	**373.3**	297.2	**167.3**	222.0
Cash flows from investing activities					
Payments for property, plant and equipment		**(324.6)**	(441.0)	**(24.7)**	(12.9)
Payments for investments		**(327.2)**	(355.6)	**(156.8)**	0.0
Payments for acquisition of controlled entities	43(e)	**(809.6)**	0.0	**0.0**	0.0
Payments for additional investments in controlled entities		**0.0**	0.0	**0.0**	(43.2)
Loans advanced		**(55.1)**	(39.6)	**(4.3)**	(3.8)
Proceeds from sale of property, plant and equipment		**17.3**	8.0	**11.6**	14.8
Proceeds from disposal of controlled entities	43(f)	**349.3**	0.0	**340.0**	0.0
Proceeds from disposal of investments		**34.5**	140.9	**0.0**	0.0
Proceeds from loan repayments		**17.5**	26.3	**1.6**	2.5
Net cash provided by (used in) investing activities		**(1,097.9)**	(661.0)	**167.4**	(42.6)
Cash flows from financing activities					
Proceeds from issue of shares		**167.2**	65.2	**112.1**	65.2
Proceeds from borrowings and hedge receipts on foreign currency borrowings		**934.5**	565.5	**160.3**	565.0
Repayment of borrowings and hedge payments on foreign currency borrowings		**(202.7)**	(103.6)	**(200.2)**	(98.4)
Loans repaid by controlled entities		**0.0**	0.0	**552.3**	0.0
Loans advanced to controlled entities		**0.0**	0.0	**(815.4)**	(550.3)
Dividends and other distributions paid		**(173.6)**	(139.7)	**(160.1)**	(139.4)
Net cash provided by (used in) financing activities		**725.4**	387.4	**(351.0)**	(157.9)
Net increase (decrease) in cash held		**0.8**	23.6	**(16.3)**	21.5
Cash at the beginning of the financial year		**19.4**	(4.2)	**14.1**	(7.4)
Effect of exchange rate changes on the balance of cash held in foreign currencies		**2.4**	0.0	**0.0**	0.0
Cash at the end of the financial year	43(a)	**22.6**	19.4	**(2.2)**	14.1

Note 1 – Regulation

The Parent Entity was established as an unincorporated organisation by Act of Council, 8 William IV, 7 September 1837 and is regulated by the accounting and auditing requirements of the Corporations Law.

Note 2 – Statement of significant accounting policies

(a) Basis of accounting

The financial report is a general purpose financial report and is prepared in accordance with the Corporations Law, applicable Accounting Standards, Urgent Issues Group Consensus Views and other authoritative pronouncements of the Australian Accounting Standards Board.

The financial report is prepared on the basis of historical cost and, except where otherwise stated, is not adjusted to take account of either changing money values or current valuations of non-current assets. Where non-current assets are revalued, either the expected net cash flows used in determining recoverable amounts are discounted to present value or the revaluations are based on current market buying or selling prices.

(b) Principles of consolidation

The consolidated financial report of the consolidated entity, comprises of The Australian Gas Light Company (the Parent Entity) and each of its controlled entities listed in Note 37. All inter-entity balances and transactions are eliminated on consolidation.

(c) Receivables

Debtors, loans receivable and other receivables are carried at amounts due or amounts expected to be realised, whichever is the lesser.

Unbilled gas and electricity revenue represents estimated gas and electricity supplied to consumers but unbilled at the end of the financial year.

Receivables are normally recognised when control of goods and services provided by the consolidated entity passes to the buyers.

Provisions are raised for any doubtful debts based on a review of all outstanding amounts at balance date. Bad debts are written off in the period in which they are identified.

(d) Inventories

Stocks and materials are valued at the lower of cost and estimated net realisable value. Cost includes both fixed and variable expenses.

Property held for development and sale is valued at the lower of cost plus capitalised development and holding costs, and estimated net realisable value.

The conditions of purchase of certain inventories include retention of title clauses. Under such clauses, ownership of the inventories does not fully pass to the consolidated entity until the suppliers have been paid in full.

(e) Investments

Investments in controlled entities are shown at cost or at directors' valuation based on either estimated recoverable amounts or the fair values of the identifiable net assets.

Investments in associates and joint venture entities are shown at cost plus the consolidated entity's share of the post-acquisition undistributed profits and reserves of the associates or joint venture entities. The results of associates and joint venture entities are accounted for by the equity method.

Interests in unincorporated joint ventures (joint venture operations) are recognised by including in the financial report under the appropriate categories the consolidated entity's relevant proportion of joint venture revenues, costs, assets and liabilities.

Interests in partnerships that are not joint ventures are shown at cost plus the consolidated entity's share of the undistributed profits of the partnerships. The consolidated entity's share of the profits of partnerships is recognised as it is earned.

Investments in other entities are shown at cost and dividend income or distributions from such entities are brought to account as operating profit.

Revaluations of investments are not made in accordance with a policy of regular revaluations.

(f) Property, plant and equipment

Purchased assets

Items of property, plant and equipment are initially brought to account at cost. For major items, cost includes, where applicable, borrowing and other costs incurred during construction or represents, where applicable, the fair value of assets acquired on the purchase of controlled entities.

Property, plant and equipment, other than freehold land, leasehold improvements and surplus properties held for sale, are depreciated at rates based upon the expected useful lives of the assets. Depreciation rates are reviewed annually and, if necessary, adjusted to reflect the most recent assessments of useful lives.

Leasehold improvements are amortised over the periods of the relevant leases or the expected useful lives of the improvements, whichever are the shorter.

Revaluations of purchased assets are not made in accordance with a policy of regular revaluations.

Note 2 – Statement of significant accounting policies (continued)

Leased assets

Assets acquired under finance leases are capitalised and amortised over their expected useful lives. Corresponding liabilities are also established and lease payments are allocated between interest expense and lease liabilities with the interest component being charged against profits as incurred.

Payments made under operating leases are expensed.

(g) Goodwill

Goodwill represents the excess of acquisition costs over the fair values of the identifiable net assets of controlled entities acquired by the consolidated entity and is amortised on a straight line basis over the period of time during which the future benefits are expected to arise or twenty years, whichever is the shorter. The unamortised balance of goodwill is reviewed at each reporting date and, to the extent that future benefits are no longer probable, charged against profits.

(h) Licences

The consolidated entity's electricity distribution licence is carried at cost to the consolidated entity, cost representing the fair value of the electricity licence acquired. The licence was granted in perpetuity, has an infinite useful life and, accordingly, is not amortised. The carrying amount of the licence is reviewed at each reporting date.

The consolidated entity's electricity retail licences are carried at cost to the consolidated entity, cost representing the fair value of the electricity licences acquired. The licences are amortised on a straight line basis over the period of time during which the future benefits are expected to arise, being twenty to sixty years.

(i) Gas entitlements

A controlled entity of the consolidated entity has entered into gas supply contracts in New Zealand. Under the terms of the contracts, the controlled entity is required to pay for a minimum quantity of gas in each contract year whether or not delivery has been made. Prepayments for undelivered gas entitle the controlled entity to delivery of gas in subsequent years without further payment. The prepayments are capitalised as a long term asset and will be amortised as the prepaid gas is utilised.

(j) Deferred expenditure

Borrowing expenses relating to long-term facilities are deferred and amortised over periods not exceeding the term of each borrowing.

Other expenditures which provide benefits beyond the current accounting period are deferred and amortised over the periods during which the benefits are expected to arise, ranging from two to fifty years. These expenditures principally relate to computer software and gas and electricity industry operations (the connection of new customers to the gas system, the conversion of existing customers' appliances to the use of natural gas and other gas and electricity industry expenditures).

The carrying amount of deferred expenditure is reviewed at each reporting date.

(k) Recoverable amount of non-current assets

Where the carrying values of any non-current assets exceed recoverable amount, the non-current assets are revalued by directors to their recoverable amounts. In determining the recoverable amount of non-current assets, the expected net cashflows have been discounted to their present values.

(l) Accounts payable

Creditors and other payables, including accruals not yet billed, are recognised when the consolidated entity becomes obliged to make future payments principally as a result of purchases of goods and services and receipt of refundable deposits held as security over future gas and electricity usage by consumers.

(m) Borrowings

Borrowings (bank borrowings, bank overdrafts, promissory notes, senior notes and other borrowings) are recognised at amounts due on settlement. Interest on the instruments is recognised as an expense on an accruals basis.

(n) Restoration and rehabilitation costs

In determining recoverable amounts in respect of gas pipelines, allowance is made for the cost of the restoration of land associated with pipeline activities.

Provision is made for the costs of restoration and rehabilitation of sites used in gas and electricity operations.

(o) Taxation

The liability method of tax effect accounting is applied. Under this method, income tax expense is based on operating profit adjusted for any permanently non-allowable and non-assessable items.

Note 2 – Statement of significant accounting policies (continued)

Timing differences, which arise due to the different accounting periods in which items of revenue and expense are included in the determination of operating profit and taxable income, are brought to account at tax rates expected to apply when those timing differences are to reverse, as either a provision for deferred income tax or as a future income tax benefit.

Future income tax benefits relating to tax losses are not brought to account unless there is virtual certainty of realisation of the benefits.

In bringing to account such losses, it is assumed that no adverse change will occur in income tax legislation, that the Parent Entity and its relevant controlled entities will derive sufficient future assessable income to enable the benefits to be realised and that those entities will continue to comply with the conditions of deductibility imposed by law.

The potential effect of any capital gains tax is not recognised in the revaluation of current and non-current assets.

(p) Employee entitlements

Liabilities for wages, salaries and annual leave and other employee entitlements which are expected to be settled within twelve months of reporting date are accrued at nominal amounts, calculated on the basis of current wage and salary rates, plus relevant employment on-costs.

Liabilities for other employee entitlements, which are not expected to be settled within twelve months of reporting date, are accrued at nominal amounts calculated on the basis of current wage and salary rates. The liabilities ascertained using this method are not materially different from the liabilities determined using the present value method of measurement.

Contributions to employee superannuation plans are expensed as the contributions are paid or become payable.

Expenses relating to shares issued pursuant to employee share ownership plans are recognised as incurred. Amounts outstanding on employee share loans are included in receivables.

(q) Revenue recognition

Gas and electricity revenue represents accounts rendered plus an accrual for unbilled revenue at the end of the financial period.

Revenue from the provision of services, including revenue from construction contracts, represents consideration received or receivable determined, where appropriate, in accordance with the percentage of completion method, with the stage of completion of each contract determined by reference to the proportion that contract costs for work performed to date bears to the estimated total contract costs.

Customer contributions towards infrastructure are recognised as income in the periods in which the infrastructure is completed.

(r) Foreign currencies

Translation of foreign currency transactions

Foreign currency transactions are converted to Australian dollars at exchange rates ruling at the dates of those transactions. Amounts payable and receivable in foreign currencies at balance date are converted to Australian dollars at exchange rates ruling on that date.

Exchange differences arising from the conversion of amounts payable and receivable in foreign currencies are brought to account as gains or losses in the periods in which the differences arise.

Translation of foreign currency financial statements

Assets and liabilities of self-sustaining foreign controlled entities are translated into Australian dollars at exchange rates ruling at reporting date. Profits and losses of such controlled entities are translated at average exchange rates ruling during the year. Exchange differences arising on translation are taken directly to the foreign currency translation reserve.

Assets and liabilities of integrated foreign controlled entities are translated into Australian dollars at historical rates of exchange or, in the case of monetary items, at exchange rates ruling at reporting date. Profits and losses of such controlled entities are translated at average exchange rates ruling during the year. Exchange differences arising on translation are either brought to account as gains or losses in the periods in which the differences arise or, where such differences are attributable to qualifying assets, included in the costs of acquisition of such assets.

Note 2 – Statement of significant accounting policies (continued)

Hedging of foreign currency commitments

Exchange differences arising on hedges of specific purchase and sale commitments are deferred until the date of the relevant transaction and included in the measurement of the purchase or sale.

Exchange differences relating to other hedge transactions are either brought to account as gains or losses in the periods in which the differences arise or, in the case of initial gains or costs, brought to account over the periods of the hedge transactions. On consolidation, gains or losses on hedge transactions entered into in relation to net investments in self-sustaining foreign controlled entities are transferred to the foreign currency translation reserve.

The carrying amounts of forward foreign exchange contracts, which comprise net receivables and payables accrued, are included in assets or liabilities respectively.

(s) Derivative financial instruments

Derivative financial instruments are entered into in order to manage financial risks, as outline in Note 45.

Amounts payable and receivable under interest rate swaps, forward rate agreements and interest rate options are recognised in the profit and loss statement on a basis consistent with corresponding fluctuations in interest expense on floating rate debt. The carrying amounts of these financial instruments, which comprise net interest receivables and payables accrued, are included in assets or liabilities respectively.

Option fees and amounts receivable and payable in respect of electricity hedging contracts are brought to account on an accruals basis.

Foreign exchange contracts are accounted for as outlined in Note 2(r).

(t) Cash flows

For the purpose of the statements of cash flows, cash includes cash on hand, cash held at call with financial institutions and money market investments, net of bank overdrafts and money market borrowings.

(u) Property operations

The consolidated entity is continuing its orderly withdrawal from residual real property activities, comprising the development and sale of residential, commercial and industrial properties and the sale of properties surplus to the requirements of the consolidated entity. Accordingly, revenue and operating profit before borrowing costs and income tax attributable to property activities have been separately identified from continuing operations in the profit and loss statements of the consolidated entity and the Parent Entity.

(v) Comparative figures

Where necessary, figures for the previous financial year are restated to conform with changes in presentation of the current financial year.

(w) Rounding of amounts

Unless otherwise specified, amounts in the financial report are shown to the nearest tenth of a million dollars in accordance with ASIC class order 98/100 issued 10 July 1998. The Parent Entity is an entity to which the class order applies.

	Revenue		Operating result		Total assets	
	2000	1999	2000	1999	2000	1999
	$m	$m	$m	$m	$m	$m
Note 3 – Segment information						
Industry segments						
Energy						
Infrastructure						
Gas networks	**371.3**	380.2	**176.5**	156.8	**1,119.7**	1,035.3
Gas pipelines	**542.9**	327.8	**83.7**	52.8	**67.5**	500.0
Electricity networks	**172.2**	172.7	**68.9**	68.4	**1,123.0**	1,100.0
	1,086.4	880.7	**329.1**	278.0	**2,310.2**	2,635.3
Sales and marketing	**1,510.1**	1,178.2	**67.7**	50.8	**682.3**	278.8
Less network charges	**469.3**	469.7	**0.0**	0.0	**0.0**	0.0
	1,040.8	708.5	**67.7**	50.8	**682.3**	278.8
	2,127.2	1,589.2	**396.8**	328.8	**2,992.5**	2,914.1
Power generation	**32.0**	3.0	**2.9**	1.3	**47.6**	68.6
LPG	**30.8**	21.3	**17.7**	10.4	**100.2**	75.7
International business	**528.8**	20.7	**100.5**	19.0	**2,035.2**	383.0
	2,718.8	1,634.2	**517.9**	359.5	**5,175.5**	3,441.4
Property	**34.2**	3.9	**(1.5)**	(2.2)	**73.3**	69.5
Other	**53.2**	36.9	**5.3**	(6.4)	**28.2**	36.7
Segment totals	**2,806.2**	1,675.0	**521.7**	350.9	**5,277.0**	3,547.6
Unallocated items	**5.6**	4.3	**(6.5)**	(2.0)	**68.1**	68.4
	2,811.8	1,679.3	**515.2**	348.9	**5,345.1**	3,616.0
Less: inter-segment revenue	**2.7**	3.5	**0.0**	0.0	**0.0**	0.0
net borrowing costs	**0.0**	0.0	**138.2**	77.8	**0.0**	0.0
	2,809.1	1,675.8	**377.0**	271.1	**5,345.1**	3,616.0
Inter-segment revenue was derived as follows:						
Energy	**1.1**	1.1				
Property	**0.2**	0.3				
Other	**1.4**	2.1				
	2.7	3.5				

Inter-segment pricing is on an "arms-length" basis.

Revenue is principally derived from:

(i) Energy

Infrastructure

Gas networks – distribution of natural gas.

Gas pipelines – transportation of natural gas and management of gas pipelines.

Electricity networks – distribution of electricity.

Sales and marketing – sale of natural gas and electricity.

Power generation – generation and sale of electricity.

LPG – extraction and sale of LPG and investment in a joint venture entity involved in the LPG industry.

International business – distribution of natural gas and investments in foreign entities involved in the gas and electricity industries.

(ii) Property – sale and rental of properties.

(iii) Other – sale of nylon pipe and related products and revenue from other activities.

	Revenue 2000 $m	Revenue 1999 $m	Operating result 2000 $m	Operating result 1999 $m	Total assets 2000 $m	Total assets 1999 $m
Geographical segments						
Australia	**2,275.1**	1,651.4	**410.8**	330.4	**3,291.3**	3,216.9
New Zealand	**532.2**	20.2	**104.0**	18.4	**1,995.7**	321.5
Other	**1.8**	4.2	**0.4**	0.1	**58.1**	77.6
	2,809.1	1,675.8	**515.2**	348.9	**5,345.1**	3,616.0

There was no material inter-segment revenue.

	Infrastructure			Sales and marketing	Power generation	LPG	International business
	Gas networks 2000 $m	Gas pipelines 2000 $m	Electricity networks 2000 $m	2000 $m	2000 $m	2000 $m	2000 $m
Note 3 – Segment information (continued)							
Information relating to energy segment							
(a) Funds employed							
Current assets							
Cash	0.0	2.5	0.0	3.5	0.0	0.0	11.2
Receivables	18.0	19.4	36.1	364.4	1.8	1.8	159.8
Inventories	1.8	0.1	0.1	5.6	0.1	0.0	6.2
Investments	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Property, plant and equipment	2.2	0.0	0.0	0.0	0.0	0.0	0.0
Other	0.6	0.0	0.4	5.7	0.0	0.0	16.1
Non-current assets							
Receivables	0.2	0.0	0.0	0.1	0.0	32.5	1.6
Inventories	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Investments	0.0	36.7	0.0	0.4	10.5	65.2	166.6
Property, plant and equipment	922.1	4.8	467.6	15.7	30.9	0.7	1,122.9
Intangibles	0.0	0.0	584.1	207.3	0.0	0.0	368.3
Deferred expenditure	170.0	0.0	21.9	16.2	3.5	0.0	7.6
Other	4.8	4.0	12.8	63.4	0.8	0.0	174.9
Total assets	1,119.7	67.5	1,123.0	682.3	47.6	100.2	2,035.2
Current liabilities							
Accounts payable	20.6	9.7	12.9	245.4	1.1	0.4	144.9
Provisions	24.1	14.7	5.4	82.6	0.1	3.5	7.0
Unearned revenue	16.7	0.5	0.0	6.1	0.0	0.0	2.4
Non-current liabilities							
Accounts payable	0.0	0.0	0.0	12.5	0.0	0.0	0.0
Provisions	176.6	2.4	60.5	116.3	1.7	0.0	32.5
Unearned revenue	23.6	0.0	0.0	0.0	0.0	0.0	0.0
Funds employed	858.1	40.2	1,044.2	219.4	44.7	96.3	1,848.4
(b) Profit before borrowing costs and abnormal items							
Before income tax	176.5	83.7	68.9	67.7	2.9	17.7	100.5
After income tax	117.1	75.0	41.7	39.2	1.9	13.8	63.7
(c) Profit before borrowing costs and abnormal items/funds employed* (%)							
Before income tax	21.7	36.4	6.7	41.4	5.3	20.7	9.2
After income tax	14.4	32.7	4.0	23.9	3.4	16.2	5.8

* Weighted where appropriate.

	Consolidated		Parent Entity	
	2000 $m	1999 $m	2000 $m	1999 $m
Note 4 – Operating profit				
Operating profit includes:				
(a) Revenue				
Sales of goods				
Operating activities	**1,975.4**	1,206.5	**295.2**	284.7
Other activities	**14.9**	3.1	**0.0**	0.0
Provision of services				
Construction contracts	**5.2**	34.9	**0.0**	0.0
Other operating activities	**296.7**	215.0	**0.4**	0.6
Other activities	**0.0**	0.1	**0.0**	0.0
Interest				
Controlled entities				
Wholly-owned	**0.0**	0.0	**107.6**	76.9
Partly-owned	**0.0**	0.0	**0.0**	0.5
Associates and joint venture entities	**5.6**	4.1	**0.0**	0.0
Other entities				
Operating activities	**13.9**	13.5	**1.7**	1.9
Dividends				
Wholly-owned controlled entities	**0.0**	0.0	**152.6**	195.7
Equity share of profits				
Joint venture entities (Note 39)	**3.8**	0.0	**0.0**	0.0
Associates (Note 40)	**59.9**	47.2	**0.0**	0.0
Share of partnership profits	**0.9**	0.6	**0.0**	0.0
Disposals of assets				
Operating activities	**407.8**	144.9	**352.2**	0.3
Other activities	**18.8**	0.0	**18.8**	0.0
Contributions of assets	**0.0**	1.5	**0.0**	0.0
Rents				
Other activities	**0.4**	1.0	**0.3**	0.7
Write-back of provisions no longer required				
Environmental rehabilitation	**2.1**	0.0	**0.0**	0.0
Contract restructuring	**1.3**	1.3	**0.0**	0.0
Settlement of contract disputes	**0.0**	2.1	**0.0**	0.0
Reversal of diminution of value of property, plant and equipment	**2.4**	0.0	**0.0**	0.0
Net foreign currency exchange gain from non-speculative dealing	**0.0**	0.0	**6.1**	7.4
	2,809.1	1,675.8	**934.9**	568.7

All revenue relates to operating activities unless otherwise stated.

(b) Net gain on disposal of assets (excluding abnormal items)				
Investments	**5.5**	0.1	0.0	0.0
Property, plant and equipment	**1.3**	0.2	0.1	0.0
(c) Items of expense				
Borrowing costs				
Interest expense				
Controlled entities				
Wholly-owned	**0.0**	0.0	**1.2**	1.4
Other entities	**150.3**	90.3	**99.7**	63.2
Finance lease expenses				
Finance charges	**0.1**	0.2	**0.0**	0.0
Contingent rental	**0.0**	(0.5)	**0.0**	0.0
Other borrowing costs	**2.2**	1.8	**2.1**	1.6
	152.6	91.8	**103.0**	66.2
Less amounts capitalised as part of the carrying values of assets*	**0.6**	0.5	**0.0**	0.0
	152.0	91.3	**103.0**	66.2

*Capitalisation rate applicable to funds borrowed generally – 6.6% (1999 6.5%)

	Consolidated		Parent Entity	
	2000	1999	2000	1999
	$m	$m	$m	$m
Note 4 – Operating profit (continued)				
Amounts provided for:				
Directors' retiring allowances	**0.2**	0.4	**0.2**	0.4
Doubtful debts (net of bad debts recovered)	**12.7**	4.5	**0.0**	0.0
Employee entitlements	**15.4**	17.4	**2.5**	4.5
Property rental guarantees	**0.0**	0.3	**0.0**	0.0
Amounts written off in respect of:				
Plant and equipment scrapped	**1.6**	1.4	**0.0**	0.0
Deferred expenditure	**0.2**	0.1	**0.0**	0.0
Amortisation of:				
Deferred expenditure	**21.1**	18.5	**0.4**	0.2
Gas entitlements	**9.9**	0.0	**0.0**	0.0
Intangibles	**13.9**	4.3	**0.0**	0.0
Right to receive net pipeline tariffs	**0.7**	0.7	**0.0**	0.0
Depreciation of:				
Buildings				
Freehold	**0.2**	0.1	**0.0**	0.0
Leasehold	**2.6**	0.3	**0.7**	0.0
Plant and equipment				
Purchased assets	**103.2**	84.5	**0.9**	0.8
Leased assets	**0.3**	0.4	**0.0**	0.0
Net decrements arising on revaluation of:				
Inventories	**0.0**	0.5	**0.0**	0.0
Property, plant and equipment	**0.0**	0.9	**0.0**	0.0
Receivables	**0.0**	0.4	**0.0**	0.0
Rental expense on operating leases:				
Goldline rehabilitation programme	**20.4**	20.6	**0.0**	0.0
Amadeus Gas Trust assets	**17.3**	17.8	**0.0**	0.0
Other	**16.6**	14.7	**4.6**	5.5
Net foreign currency exchange loss from non-speculative dealing	**0.4**	1.0	**0.0**	0.0
Research and development costs	**0.2**	2.0	**0.0**	0.0

During the year, the useful lives of inlet services and customer connections were reviewed and extended from 13 years to 50 years, equivalent to their technical lives and in-line with the Independent Pricing and Regulatory Tribunal (IPART) determination. The useful life of certain computer equipment was also reassessed during the year. The extension of useful lives has resulted in a reduction of $13.9 million in depreciation of plant and equipment and a reduction of $10.4 million in amortisation of deferred expenditure for the year.

	Consolidated		Parent Entity	
	2000	1999	2000	1999
	$m	$m	$m	$m
Note 5 – Abnormal items				
Profit on sale of controlled entities	**161.9**	0.0	**192.0**	0.0
(Income tax benefit included $24.8 million				
(Parent Entity income tax expense $3.3 million))				
Profit on sale of surplus property held for sale	**9.5**	0.0	**9.5**	0.0
(Income tax expense included $4.6 million				
(Parent Entity $4.6 million))				
Costs incurred to implement the Goods and Services Tax	**(6.1)**	0.0	**(1.4)**	0.0
(Income tax benefit included $3.4 million				
(Parent Entity $0.8 million))				
Costs incurred to restructure AGL's business structures and processes	**(20.6)**	0.0	**(0.9)**	0.0
(Income tax benefit included $11.6 million				
(Parent Entity $0.7 million))				
Adjustments to restate net deferred income tax balances due to the change in income tax rates (1)	**40.7**	0.0	**0.6**	0.0
Recognition of tax losses in respect of which future income tax benefits were not previously brought to account (1)	**15.6**	0.0	**0.0**	0.0
Adjustments to income tax provided in prior years as a result of development allowance claims (2)	**0.0**	13.5	**0.0**	0.0
Total abnormal items after income tax	**201.0**	13.5	**199.8**	0.0
Total abnormal items				
Abnormal items before income tax	**109.5**	0.0	**205.6**	0.0
Income tax benefit/(expense)	**91.5**	13.5	**(5.8)**	0.0
	201.0	13.5	**199.8**	0.0

(1) These adjustments are included in "Income tax abnormal items" in Note 6.
(2) This adjustment is included in "Income tax over/(under) provided in prior years" in Note 6.

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Note 6 – Income tax attributable to operating profit				
Prima facie income tax expense on operating profit at 36%	**(135.7)**	(97.6)	**(56.4)**	(73.0)
Tax effect of permanent differences				
Non-allowable expenditure	**(19.1)**	(7.4)	**(0.5)**	(0.3)
Non-assessable revenue	**5.1**	7.1	**0.0**	0.0
Rebateable/non-assessable dividends	**0.0**	0.0	**55.0**	70.5
Equity accounted profits of associates and joint venture entities	**22.9**	17.0	**0.0**	0.0
Development allowance	**2.5**	1.7	**0.0**	0.0
Rehabilitation expenditure	**4.9**	7.5	**0.0**	0.0
Profits/losses on disposals of assets	**2.7**	0.3	**0.0**	0.0
Other	**1.8**	0.4	**0.5**	0.6
Income tax abnormal items	**91.5**	0.0	**(5.8)**	0.0
Income tax over/(under)provided in prior years	**(0.4)**	21.3	**(1.2)**	0.9
Income tax expense on operating profit	**(23.8)**	(49.7)	**(8.4)**	(1.3)

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Note 7 – Dividends				
Interim dividend paid 14 April 2000 (1999 –15 April 1999)				
Franked amount (4 cents per share (1999 12 cents per share))	**13.5**	39.1	**13.5**	39.1
Unfranked amount (20 cents per share (1999 9 cents per share))	**67.7**	29.3	**67.7**	29.3
Total amount (24 cents per share (1999 21 cents per share))	**81.2**	68.4	**81.2**	68.4
Final dividend proposed for 17 October 2000 (1999 – 19 October 1999)				
Franked amount (6 cents per share (1999 4 cents per share))	**20.5**	13.1	**20.5**	13.1
Unfranked amount (21 cents per share (1999 20 cents per share))	**71.8**	65.8	**71.8**	65.8
Total amount (27 cents per share (1999 24 cents per share))	**92.3**	78.9	**92.3**	78.9
	252.2	147.3	**252.2**	147.3
Special dividend proposed for 17 October 2000				
Franked amount (0 cents per share (1999 0 cents per share))	**0.0**	0.0	**0.0**	0.0
Unfranked amount (23 cents per share (1999 0 cents per share))	**78.7**	0.0	**78.7**	0.0
Total amount (23 cents per share (1999 0 cents per share))	**78.7**	0.0	**78.7**	0.0
The franking rate applicable to all franked dividends is 36%.				
Franking credits available for franking dividends in the subsequent financial year (after allowing for tax payable in respect of the current financial year)	**10.3**	5.0	**10.3**	5.0
Foreign dividend account credits attached to dividends for the year	**51.3**	0.0	**51.3**	0.0
Note 8 – Receivables (current)				
Debtors	**464.7**	176.6	**8.9**	4.4
Less provision for doubtful debts	**15.4**	7.2	**0.0**	0.0
	449.3	169.4	**8.9**	4.4
Unbilled gas and electricity revenue	**143.4**	112.1	**0.0**	0.0
Loans receivable (unsecured)	**0.0**	0.1	**0.0**	0.0
Loans receivable (secured)				
At directors' valuation 1999	**0.0**	0.2	**0.0**	0.0
At cost	**0.5**	0.6	**0.5**	0.6
	0.5	0.8	**0.5**	0.6
Loans to directors engaged in full time employment within the consolidated entity (secured)	**0.7+**	0.7*	**0.7+**	0.7*
Amounts owing by:				
Wholly-owned controlled entities	**0.0**	0.0	**26.5**	24.0
Partly-owned controlled entities	**0.0**	0.0	**0.0**	0.1
Associates and joint venture entities	**14.9**	13.5	**8.1**	0.3
	14.9	13.5	**34.6**	24.4
	608.8	296.6	**44.7**	30.1

+ To nearest thousand dollars, $710,000.

* To nearest thousand dollars, $690,000.

Significant terms and conditions

Debtors are required to be settled within 30 days of the date of recognition.

Unbilled gas and electricity revenue is not collectable until such time as consumers' meters are read and bills rendered.

Loans receivable (secured) comprise a property related loan which is secured by first mortgage over the relevant property and employee share plan loans which are secured by first mortgages over shares of the Parent Entity. The property related loan is interest bearing, although classified as a non-accrual loan, while the share plan loans are non-interest bearing. The current portions of the loans are repayable no later than 30 June 2001.

Loans to directors, including directors of controlled entities, comprise employee share plan loans which are secured by first mortgages over shares of the Parent Entity. The loans are non-interest bearing and the current portions of the loans are repayable no later than 30 June 2001.

Amounts owing by associates and joint venture entities are non-interest bearing and are required to be paid within 30 days of the date of recognition.

Credit risk

The consolidated entity does not have a material exposure to any individual debtor or any group of debtors having similar characteristics by reason of the debtors comprising a group operating in the same industry.

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Note 9 – Inventories (current)				
(a) Stocks and materials				
Raw materials and stores – at cost	**11.2**	7.7	**0.0**	0.0
Work in progress – at cost	**0.1**	0.0	**0.0**	0.0
Finished goods – at cost	**2.7**	4.7	**0.0**	0.0
Less provision to reduce carrying values to net realisable values	**0.0**	0.6	**0.0**	0.0
	2.7	4.1	**0.0**	0.0
	14.0	11.8	**0.0**	0.0
(b) Properties held for development and sale				
Acquisition costs	**6.1**	29.2	**0.0**	0.0
Development costs	**0.6**	0.7	**0.0**	0.0
	6.7	29.9	**0.0**	0.0
Less provision to reduce carrying values to net realisable values	**2.9**	14.2	**0.0**	0.0
	3.8	15.7	**0.0**	0.0
	17.8	27.5	**0.0**	0.0

Valuations

Properties held for development and sale were valued at $4.2 million at 30 June 2000. The valuations were determined by directors after receipt of independent valuations from licensed real estate valuers, and are based on the estimated realisable values of the properties in an open market. The carrying values of the properties were not restated at 30 June 2000.

Aggregate carrying amount of inventories, including non-current inventories (Note 14)	**20.9**	29.9	**0.0**	0.0

Note 10 – Investments (current)

Inscribed stock – quoted on stock exchange

At cost	**0.0**	0.1	**0.0**	0.0

Note 11 – Property, plant and equipment (current)

Surplus properties held for sale – freehold

At directors' valuation 1998	**2.2**	2.2	**0.0**	0.0
At directors' valuation 1996	**14.9**	8.6	**14.9**	8.6
	17.1	10.8	**14.9**	8.6

Valuations

Surplus properties held for sale were valued at $33.4 million at 30 June 2000. The valuations were determined by directors after receipt of independent valuations from licensed real estate valuers and after allowing for site rehabilitation costs. The carrying values of the properties were not restated at 30 June 2000.

Note 12 – Other current assets

Research and development expenditure				
At cost	**0.0**	3.3	**0.0**	0.0
Less provision for diminution in value	**0.0**	2.3	**0.0**	0.0
	0.0	1.0	**0.0**	0.0
Prepayments	**24.7**	7.9	**1.1**	1.5
	24.7	8.9	**1.1**	1.5

	Consolidated		Parent Entity	
	2000 $m	1999 $m	2000 $m	1999 $m
Note 13 – Receivables (non-current)				
Debtors	**10.5**	0.6	**10.4**	0.0
Loans receivable (unsecured)	**1.9**	0.3	**0.0**	0.0
Loans receivable (secured)				
At directors' valuation 1993	**3.5**	3.5	**0.0**	0.0
At cost	**10.6**	7.0	**10.6**	7.0
	14.1	10.5	**10.6**	7.0
Loans to directors engaged in full time employment within the consolidated entity (secured)	**5.3+**	6.1*	**5.3+**	6.1*
Amounts owing by:				
Wholly-owned controlled entities	**0.0**	0.0	**2,770.4**	2,397.6
Partly-owned controlled entities	**0.0**	0.0	**0.2**	9.3
Associates and joint venture entities	**41.4**	46.3	**0.0**	0.0
	41.4	46.3	**2,770.6**	2,406.9
	73.2	63.8	**2,796.9**	2,420.0

+ To nearest thousand dollars, $5,332,000.
* To nearest thousand dollars, $6,082,000.

Valuations

A loan receivable (secured) was revalued to recoverable amount by directors on 30 June 1993.

Significant terms and conditions

Loans receivable (secured) comprise a property related loan which is secured by a second mortgage over the relevant property and employee share plan loans which are secured by first mortgages over shares of the Parent Entity. The property related loan is non-interest bearing and is repayable no later than June 2004. The share plan loans are non-interest bearing and are repayable no later than November 2009.

Loans to directors, including directors of controlled entities, comprise employee share plan loans which are secured by first mortgages over shares of the Parent Entity. The loans are non-interest bearing and are repayable no later than November 2009.

Amounts owing by associates and joint venture entities are unsecured, interest bearing and are repayable in June 2003.

Credit risk

The consolidated entity does not have a material exposure to any individual debtor or any group of debtors, other than in respect of an amount of $32.5 million owing by Elgas Limited (a joint venture entity) which is repayable in June 2003.

	Consolidated		Parent Entity	
	2000	1999	2000	1999
	$m	$m	$m	$m
Note 14 – Inventories (non-current)				
Properties held for development and sale				
Acquisition costs	**2.1**	1.5	**0.0**	0.0
Development costs	**1.8**	1.8	**0.0**	0.0
Other costs capitalised	**0.9**	0.7	**0.0**	0.0
	4.8	4.0	**0.0**	0.0
Less provision to reduce carrying value to net realisable value	**1.7**	1.6	**0.0**	0.0
	3.1	2.4	**0.0**	0.0

Valuation

The properties held for development and sale were valued at $3.2 million at 30 June 2000. The valuations were determined by directors, after receipt of independent valuations from licensed real estate valuers, and are based on the estimated realisable values of the properties in an open market. The carrying values of the properties were not restated at 30 June 2000.

Note 15 – Investments (non-current)

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
(a) Shares				
Controlled entities – not quoted on stock exchange				
At directors' valuation 1994	**0.0**	0.0	**11.5**	11.5
At directors' valuation 1986	**0.0**	0.0	**137.6**	137.6
	0.0	0.0	**149.1**	149.1
At cost	**0.0**	0.0	**229.5**	355.3
	0.0	0.0	**378.6**	504.4
Associates – quoted on stock exchange				
At equity accounted carrying amount (Parent Entity at cost)	**162.1**	175.7	**146.4**	0.0
Associates – not quoted on stock exchange				
At equity accounted carrying amounts	**1.7**	306.5	**0.0**	0.0
Joint Venture Entities – not quoted on stock exchange				
At equity accounted carrying amounts	**105.6**	0.0	**0.0**	0.0
Unrelated entity – quoted on stock exchange				
At cost	**0.0**	50.2	**0.0**	0.0
	269.4	532.4	**525.0**	504.4
(b) Interest in partnership				
At cost plus share of undistributed profits	**10.5**	34.9	**0.0**	0.0
	279.9	567.3	**525.0**	504.4

Valuations (refer Note 2(e))

Shares in a controlled entity not quoted on a stock exchange were revalued to recoverable amount by directors on 30 June 1994. Shares in other controlled entities not quoted on a stock exchange were revalued to fair value by directors in 1986.

Shares in unrelated entity

At 30 June 1999, the consolidated entity had a 9.8% ownership interest in TrustPower Limited, a New Zealand electricity generator and retailer. During the year the consolidated entity increased its relevant interest in TrustPower to 20.5% resulting in TrustPower becoming an associate of the consolidated entity.

Interest in partnership

The consolidated entity has a 15% interest in the Southern Cross Energy partnership, the principal activity of which is power generation.

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Note 16 – Property, plant and equipment (non-current)				
(a) Land and buildings				
Freehold				
At directors' valuation 1998	**1.0**	1.0	**0.0**	0.0
At directors' valuation 1997	**4.8**	7.4	**1.5**	1.5
	5.8	8.4	**1.5**	1.5
Less provision for depreciation	**0.1**	0.2	**0.0**	0.0
	5.7	8.2	**1.5**	1.5
At cost	**31.2**	25.2	**0.0**	0.0
Less provision for depreciation	**2.0**	0.8	**0.0**	0.0
	29.2	24.4	**0.0**	0.0
	34.9	32.6	**1.5**	1.5
Leasehold				
At directors' valuation 1998	**0.0**	0.6	**0.0**	0.0
At directors' valuation 1997	**0.7**	1.1	**0.0**	0.0
	0.7	1.7	**0.0**	0.0
Less provision for depreciation	**0.0**	0.1	**0.0**	0.0
	0.7	1.6	**0.0**	0.0
	35.6	34.2	**1.5**	1.5

Valuations (refer Note 2(f))

Certain land and buildings were restated at directors' valuation either on 30 June 1998 or 30 June 1997. These valuations were made after directors had received independent valuations, carried out by licensed real estate valuers, and after allowing for site rehabilitation costs.

Land and buildings were valued at $36.9 million at 30 June 2000. These valuations were determined by directors after receipt of independent valuations from licensed real estate valuers and after allowing for site rehabilitation costs. The carrying values of the properties were not restated at 30 June 2000.

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
(b) Surplus properties held for sale				
Freehold				
At directors' valuation 1998	**0.5**	0.5	**0.0**	0.0
At directors' valuation 1997	**3.5**	3.5	**0.0**	0.0
At directors' valuation 1996	**18.5**	29.4	**18.5**	29.4
	22.5	33.4	**18.5**	29.4
Less provision for depreciation	**0.1**	0.1	**0.0**	0.0
	22.4	33.3	**18.5**	29.4
At cost	**8.9**	0.7	**4.0**	0.7
	31.3	34.0	**22.5**	30.1
Leasehold				
At directors' valuation 1997	**0.0**	0.7	**0.0**	0.0
	31.3	34.7	**22.5**	30.1

Valuations (refer Note 2(f))

Surplus properties held for sale were restated at directors' valuation on 30 June 1998, 30 June 1997 or 30 June 1996. These valuations were made after directors had received independent valuations, carried out by licensed real estate valuers, and after allowing for site rehabilitation costs.

The properties were valued at $84.6 million at 30 June 2000. These valuations were determined by directors after receipt of independent valuations from licensed real estate valuers and after allowing for site rehabilitation costs ($50.0 million of rehabilitation costs in respect of a former gasworks site have been offset by the utilisation of part of the former gas customers' reserve account). The carrying values of the properties were not restated at 30 June 2000.

Capital gains tax payable if the properties had been sold at 30 June 2000 for amounts equivalent to either their carrying values or the directors' valuations at that date would be $29.4 million (1999 $nil). At 30 June 2000 no allowance has been made for this capital gains tax.

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Note 16 – Property, plant and equipment (non-current) (continued)				
(c) Plant and equipment				
Purchased assets				
At directors' valuation 1999	**0.0**	1.7	**0.0**	0.0
At directors' valuation 1998	**0.0**	2.0	**0.0**	0.0
At directors' valuation 1992	**0.0**	48.1	**0.0**	0.0
At directors' valuation 1986	**123.1**	123.1	**0.0**	0.0
	123.1	174.9	**0.0**	0.0
Less provision for depreciation	**35.1**	61.2	**0.0**	0.0
	88.0	113.7	**0.0**	0.0
At cost	**3,018.8**	1,976.2	**12.2**	7.7
Less: provision for depreciation	**559.2**	433.6	**3.4**	3.1
provision for diminution in value	**0.0**	2.4	**0.0**	0.0
	2,459.6	1,540.2	**8.8**	4.6
	2,547.6	1,653.9	**8.8**	4.6
Capitalised leased assets				
At assessed value	**0.0**	1.1	**0.0**	0.0
Less provision for depreciation	**0.0**	0.5	**0.0**	0.0
	0.0	0.6	**0.0**	0.0
	2,547.6	1,654.5	**8.8**	4.6

Valuations (refer Note 2(f))

A gas distribution system was revalued to recoverable amount by directors on 30 June 1999.

A lateral pipeline was revalued to recoverable amount by directors on 31 December 1997.

A gas pipeline was revalued to recoverable amount by directors on 30 June 1992.

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Certain items of plant and equipment were revalued to fair value by directors pursuant to the restructuring of the NSW gas industry in 1986	**2,614.5**	1,723.4	**32.8**	36.2

Depreciation methods applicable to each class of assets

Land and surplus properties held for sale are not depreciated.

Buildings and other plant and equipment are depreciated on a straight-line basis.

Depreciation rates applicable to each class of assets

Buildings component of land and buildings: 2% pa.

Plant and equipment

Purchased assets: 2% – 33 1/3% pa.

Capitalised leased assets: 2% – 20% pa.

Note 17 – Intangibles

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Goodwill				
At cost	**453.9**	84.7	**0.0**	0.0
Less provision for amortisation	**18.4**	10.4	**0.0**	0.0
	435.5	74.3	**0.0**	0.0
Licences				
At cost	**726.3**	527.0	**0.0**	0.0
Less provision for amortisation	**2.1**	0.0	**0.0**	0.0
	724.2	527.0	**0.0**	0.0
	1,159.7	601.3	**0.0**	0.0

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Note 18 – Deferred expenditure				
Gas industry expenses – at cost				
Customer connections	**195.1**	162.5	**0.0**	0.0
Natural gas conversion	**72.0**	71.5	**0.0**	0.0
Other	**17.8**	10.8	**0.0**	0.0
	284.9	244.8	**0.0**	0.0
Less provision for amortisation	**113.2**	105.8	**0.0**	0.0
	171.7	139.0	**0.0**	0.0
Other expenses – at cost				
Borrowings	**12.4**	11.4	**12.4**	11.3
Computer software	**93.8**	99.3	**1.5**	3.2
Other	**8.9**	6.8	**4.7**	0.3
	115.1	117.5	**18.6**	14.8
Less provision for amortisation	**35.7**	23.3	**4.4**	2.4
	79.4	94.2	**14.2**	12.4
	251.1	233.2	**14.2**	12.4
Note 19 – Other non-current assets				
Right to receive net pipeline tariffs	**0.0**	15.7	**0.0**	0.0
Less provision for amortisation	**0.0**	6.9	**0.0**	0.0
	0.0	8.8	**0.0**	0.0
Gas entitlements – at cost	**164.0**	0.0	**0.0**	0.0
Less provision for amortisation	**9.9**	0.0	**0.0**	0.0
	154.1	0.0	**0.0**	0.0
Future income tax benefits *	**102.9**	44.1	**14.0**	5.7
Sundry gas and electricity assets	**7.1**	7.8	**0.0**	0.0
	264.1	60.7	**14.0**	5.7
* Includes future income tax benefits attributable to tax losses carried forward as an asset	**18.4**	0.7	**0.0**	0.0
Future income tax benefits, attributable to tax losses not brought to account, which will only be realised if the conditions for deductibility set out in Note 2(o) apply	**14.8**	54.4	**2.8**	2.8
Note 20 – Accounts payable (current)				
Creditors	**465.4**	207.1	**68.2**	46.1
Consumer deposits and interest	**4.0**	0.6	**0.0**	0.0
Amounts owing to:				
Wholly-owned controlled entities	**0.0**	0.0	**0.0**	0.1
Associates and joint venture entities	**8.7**	8.1	**0.0**	0.0
	478.1	215.8	**68.2**	46.2

Significant terms and conditions

Creditors and amounts owing to associates and joint venture entities are generally settled within 30 days of recognition and are unsecured.

Consumer deposits and interest relate to security deposits lodged with certain controlled entities of the consolidated entity by gas and electricity consumers. These deposits and accrued interest are normally held by the consolidated entity for periods of either one or two years. The aggregate amount expected to be paid to consumers within twelve months of the reporting date is shown as a current liability, with the balance shown as a non-current liability (refer to Note 24).

	Consolidated		Parent Entity	
	2000	1999	2000	1999
	$m	$m	$m	$m
Note 21 – Borrowings (current)				
Secured				
Bank borrowings	**0.0**	0.2	**0.0**	0.0
Other borrowings	**4.7**	0.0	**0.0**	0.0
Subject to negative pledge				
Bank borrowings	**50.0**	50.0	**50.0**	50.0
Unsecured				
Bank overdrafts	**0.3**	0.6	**0.3**	0.3
Natural gas notes	**51.9**	0.0	**0.0**	0.0
Promissory notes	**85.0**	45.0	**85.0**	45.0
Other borrowings	**8.2**	0.0	**8.1**	0.0
Lease liabilities (Note 33)	**0.0**	0.3	**0.0**	0.0
	200.1	96.1	**143.4**	95.3

Significant terms and conditions

Other borrowings (secured) are secured by a floating charge over the assets of a partly-owned controlled entity and are repayable by June 2001

Bank borrowings (subject to negative pledge) are repayable on the expiration of the facility on 30 June 2001.

Bank overdrafts may be utilised at any time and are repayable on demand.

Natural gas notes issued by a partly-owned controlled entity are repayable in July 2000.

Promissory notes are payable on maturity. The maturity dates are between July and August 2000.

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Note 22 – Provisions (current)				
Dividends	**171.0**	78.9	**171.0**	78.9
Taxation	**8.1**	5.9	**10.0**	4.0
Employee entitlements	**44.2**	17.5	**8.2**	2.8
Contract restructuring	**19.6**	1.3	**0.0**	0.0
Property rental guarantees	**0.3**	0.0	**0.0**	0.0
Environmental rehabilitation	**0.9**	9.4	**0.1**	0.1
Other	**12.4**	1.9	**0.2**	0.0
	256.5	114.9	**189.5**	85.8
Note 23 – Unearned revenue (current)				
Balance of amount transferred from former gas customers' reserve account to offset reductions in network transportation charges	**16.0**	22.6	**0.0**	0.0
Other unearned revenue	**10.2**	9.7	**12.5**	4.3
	26.2	32.3	**12.5**	4.3
Note 24 – Accounts payable (non-current)				
Consumer deposits and interest	**12.5**	19.1	**0.0**	0.0

Significant terms and conditions

Consumer deposits and interest relate to security deposits lodged with certain controlled entities of the consolidated entity by gas and electricity consumers. These deposits and accrued interest are normally held by the consolidated entity for periods of either one or two years. Other gas deposits and accrued interest are held until such time as the consumers cease to be customers of the consolidated entity and all outstanding amounts are either paid or deducted from the security deposits.

	Consolidated		Parent Entity	
	2000	1999	2000	1999
	$m	$m	$m	$m
Note 25 – Borrowings (non-current)				
Secured				
Bank borrowings	**0.0**	1.7	**0.0**	0.0
Other borrowings	**38.7**	0.5	**0.0**	0.0
Subject to negative pledge				
Bank borrowings	**80.0**	230.0	**80.0**	230.0
Medium term notes	**300.0**	250.0	**300.0**	250.0
Senior notes	**772.7**	757.2	**772.7**	757.2
Other unsecured				
Bank borrowings	**550.7**	0.0	**0.0**	0.0
Capital convertible notes	**45.0**	0.0	**0.0**	0.0
Natural gas notes	**63.6**	0.0	**0.0**	0.0
Lease liabilities (Note 33)	**0.0**	0.5	**0.0**	0.0
Amounts owing to wholly-owned controlled entities	**0.0**	0.0	**151.4**	53.7
	1,850.7	1,239.9	**1,304.1**	1,290.9

Significant terms and conditions

Other borrowings (secured) are secured by a floating charge over the assets of a partly-owned controlled entity and are repayable over 15 years.

Bank borrowings (subject to negative pledge) are repayable on the expiration of the facilities. The expiry dates of the facilities are currently between July 2001 and January 2003.

Medium term notes are repayable on maturity in July 2004.

Senior notes are repayable on maturity, partly in November 2003, partly in April 2008 and partly in April 2018. The notes are denominated in US dollars and the consolidated entity's foreign exchange exposure has been fully hedged.

Bank borrowings (unsecured) relating to a partly-owned controlled entity are repayable on the expiration of the borrowing facility in March 2003.

Capital convertible notes, issued by a partly-owned controlled entity, are subject to early redemption or conversion at the option of the controlled entity up to the maturity date of October 2001.

Natural gas notes issued by a partly-owned controlled entity are repayable in July 2001.

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Note 26 – Provisions (non-current)				
Deferred income tax	**296.8**	290.1	**11.6**	8.1
Directors' retiring allowances	**1.3**	1.3	**1.3**	1.3
Employee entitlements	**33.9**	18.2	**8.0**	6.3
Contract restructuring	**63.6**	21.7	**0.0**	0.0
Property rental guarantees	**1.5**	1.6	**0.0**	0.0
Environmental rehabilitation	**0.6**	2.9	**0.1**	0.1
Promotional initiatives	**9.5**	9.5	**0.0**	0.0
Other	**2.1**	0.2	**0.0**	0.0
	409.3	345.5	**21.0**	15.8

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Note 27 – Unearned revenue (non-current)				
Balance of amount transferred from former gas customers' reserve account to offset reductions in network transportation charges	**23.6**	22.6	**0.0**	0.0
Other unearned revenue	**2.2**	5.5	**2.2**	0.0
	25.8	28.1	**2.2**	0.0

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Note 28 – Share capital				
341,990,877 (1999 328,805,759) ordinary shares	**1,175.9**	1,064.1	**1,175.9**	1,063.7

During the year the Parent Entity issued:

(i) 3,373,493 shares at $8.88 per share and 3,677,563 shares at $7.90 per share pursuant to The Australian Gas Light Company Dividend Reinvestment Plan;

(ii) 5,499,914 shares at $8.88 per share pursuant to an underwriting agreement in respect of The Australian Gas Light Company Dividend Reinvestment Plan.

(iii) 98,000 shares at $9.07 per share and 391,500 shares at $8.62 per share pursuant to the AGL Share Loan Plan; and

(iv) 144,648 shares pursuant to the AGL Share Reward Plan.

As a result of amendments to the Corporations Law, effective 1 July 1998, the concept of par value shares has been abolished. Consequently, amounts standing to the credit of the share premium reserve and capital redemption reserve at 1 July 1998 have become part of share capital.

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Note 29 – Reserves				
Share premium	**0.0**	0.0	**0.0**	0.0
Asset revaluation	**0.0**	29.8	**1.7**	1.7
Capital redemption	**0.0**	0.0	**0.0**	0.0
Foreign currency translation	**(26.0)**	(9.0)	**0.0**	0.0
Other	**0.0**	1.3	**0.0**	0.0
	(26.0)	22.1	**1.7**	1.7
Movements in reserves				
Share premium				
Balance at beginning of year	**0.0**	675.7	**0.0**	675.7
Transfer to share capital (Note 28)	**0.0**	(675.7)	**0.0**	(675.7)
Balance at end of year	**0.0**	0.0	**0.0**	0.0
Asset revaluation				
Balance at beginning of year	**29.8**	32.5	**1.7**	1.7
Reversal of previous movements in associates' reserves on associate becoming a controlled entity	**(29.8)**	0.0	**0.0**	0.0
Share of movements in associates' reserves	**0.0**	(2.7)	**0.0**	0.0
Balance at end of year	**0.0**	29.8	**1.7**	1.7
Capital redemption				
Balance at beginning of year	**0.0**	0.4	**0.0**	0.0
Transfer to share capital (Note 28)	**0.0**	(0.4)	**0.0**	0.0
Balance at end of year	**0.0**	0.0	**0.0**	0.0
Foreign currency translation				
Balance at beginning of year	**(9.0)**	(3.7)	**0.0**	0.0
Net exchange gain(loss) arising on translation of foreign currency net assets	**(13.2)**	(8.6)	**0.0**	0.0
Net gain(loss) arising on hedging of foreign currency investment	**(3.8)**	3.3	**0.0**	0.0
Balance at end of year	**(26.0)**	(9.0)	**0.0**	0.0
Other				
Balance at beginning of year	**1.3**	1.0	**0.0**	0.0
Reversal of previous movements in associates' reserves on sale of associates	**(1.3)**	0.0	**0.0**	0.0
Share of movements in associates' reserves	**0.0**	0.3	**0.0**	0.0
Balance at end of year	**0.0**	1.3	**0.0**	0.0

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Note 30 – Outside equity interests in controlled entities				
Share capital	**166.4**	0.5	**0.0**	0.0
Accumulated profits/(losses)	**133.9**	(0.3)	**0.0**	0.0
	300.3	0.2	**0.0**	0.0
Note 31 – Construction contracts in progress				
Aggregate of contract costs incurred and recognised profits (less recognised losses) to date	**25.6**	34.8	**0.0**	0.0
Less aggregate of consideration received and receivable as progress billings (including retentions) and advances received	**(25.5)**	(34.9)	**0.0**	0.0
Advances received	**0.0**	0.1	**0.0**	0.0
	0.1	0.0	**0.0**	0.0
Amounts due from customers for contract work	**5.8**	6.0	**0.0**	0.0
Less amounts due to customers for contract work	**0.0**	0.1	**0.0**	0.0
	5.8	5.9	**0.0**	0.0
Note 32 – Capital commitments				
Expenditure contracted for at balance date not reflected in the *financial statements*				
Capital expenditure in respect of :				
Information technology projects	**3.4**	0.9	**0.0**	0.0
Property, plant and equipment	**15.7**	15.2	**10.2**	0.1
Construction projects	**19.5**	12.0	**0.0**	0.0
Capital commitments in respect of:				
Joint venture operations	**2.0**	0.0	**0.0**	0.0
Joint venture entities	**3.6**	0.0	**0.0**	0.0
Associates	**26.8**	0.0	**0.0**	0.0
Payable not later than one year	**71.0**	28.1	**10.2**	0.1
Note 33 – Lease commitments				
Finance leases				
Estimated lease commitments				
Due within 1 year	**0.0**	0.3	**0.0**	0.0
Due between 1 and 5 years	**0.0**	0.6	**0.0**	0.0
	0.0	0.9	**0.0**	0.0
Less future finance charges	**0.0**	0.1	**0.0**	0.0
Present value of lease payments	**0.0**	0.8	**0.0**	0.0
Less due within 1 year (Note 21)	**0.0**	0.3	**0.0**	0.0
Non-current liability (Note 25)	**0.0**	0.5	**0.0**	0.0

Finance leases comprise leases of motor vehicles and general property, plant and equipment. There are no contingent rental payments due or payable. There are no renewal or purchase options and escalation clauses or restrictions imposed by lease arrangements concerning dividends, additional debt and further leasing.

	Consolidated		Parent Entity	
	2000	1999	2000	1999
	$m	$m	$m	$m
Note 33 – Lease commitments (continued)				
Non-cancellable operating leases				
Aggregate amounts contracted for at balance date not reflected in the financial statements				
Amadeus Gas Trust				
Due within 1 year	**0.0**	17.6	**0.0**	0.0
Due between 1 and 5 years	**0.0**	70.4	**0.0**	0.0
Due after 5 years	**0.0**	181.0	**0.0**	0.0
	0.0	269.0	**0.0**	0.0
Goldline rehabilitation programme				
Due within 1 year	**18.6**	20.7	**0.0**	0.0
Due between 1 and 5 years	**50.0**	91.3	**0.0**	0.0
Due after 5 years	**0.0**	4.1	**0.0**	0.0
	68.6	116.1	**0.0**	0.0
Other				
Due within 1 year	**15.2**	11.9	**4.4**	4.6
Due between 1 and 5 years	**40.8**	33.6	**16.6**	14.5
Due after 5 years	**9.1**	13.4	**2.3**	5.2
	65.1	58.9	**23.3**	24.3
	133.7	444.0	**23.3**	24.3

Operating leases comprise leases of office spaces, transmission pipelines and gas reticulation networks. There are no contingent rental payments due or payable. There are no purchase options and escalation clauses or restrictions imposed by lease arrangements concerning dividends, additional debt and further leasing. Various operating leases have standard lease renewal options.

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Note 34 – Contingent liabilities				
Bank guarantees in respect of the consolidated entity	**157.5**	35.4	**0.2**	0.4
Guarantees in respect of associates	**0.0**	1.0	**0.0**	1.0
	157.5	36.4	**0.2**	1.4

Other contingent liabilities

(a) Claims and possible claims, indeterminable in amount, have arisen in the course of business against entities in the consolidated entity. Based on legal advice obtained, the directors of the Parent Entity believe that any resultant liability will not materially affect the financial position of the consolidated entity.

(b) The Parent Entity has undertaken to provide financial support, as and when required, to certain wholly-owned controlled entities, so as to enable those controlled entities to pay their debts as and when such debts become due and payable.

	Consolidated 2000 $000	Consolidated 1999 $000	Parent Entity 2000 $000	Parent Entity 1999 $000
Note 35 – Remuneration of auditors				
Remuneration of the auditor of the Parent Entity for:				
Auditing and reviewing the financial report	**542**	514	**84**	75
Other services	**3,970** (1)	516	**0**	38
Remuneration of the auditor of a controlled entity for auditing and reviewing the financial report	**249**	0	**0**	0

(1) Includes the provision of consultancy and due diligence services relating to the acquisitions and disposals of businesses during the year.

Note 36 – Remuneration of directors and executive officers

Directors' remuneration

	Consolidated 2000 $000	Consolidated 1999 $000	Parent Entity 2000 $000	Parent Entity 1999 $000
Aggregate income paid or payable, or otherwise made available, to directors of:				
The Parent Entity				
Income other than superannuation and retirement benefits	**2,804**	1,742	**2,804**	1,742
Superannuation and retirement benefits	**304**	248	**304**	248
Controlled entities*				
Income other than superannuation and retirement benefits	**5,140**	2,006	**0**	0
Superannuation and retirement benefits	**640**	283	**0**	0
	8,888	4,279	**3,108**	1,990

* Excluding executive officers of the Parent Entity who are only directors of wholly-owned controlled entities.

Number of directors of the Parent Entity whose income, including superannuation and retirement benefits, was within the following bands:

$000	2000	1999
10 – 20	1	0
60 – 70	2	3
70 – 80	2	2
80 – 90	1	0
100 – 110	0	1
110 – 120	1	0
170 – 180	0	1
180 – 190	1	0
200 – 210	1	0
1,360 – 1,370	0	1
2,230 – 2,240	1	0

	Consolidated 2000 $000	Consolidated 1999 $000	Parent Entity 2000 $000	Parent Entity 1999 $000
Executive officers' remuneration				
Aggregate remuneration of Australian based executive officers whose remuneration is $100,000 or more				
Income other than superannuation, retirement and termination benefits	**26,922**	15,131	**13,085**	7,461
Superannuation, retirement and termination benefits	**2,358**	2,233	**788**	1,138
	29,280	17,364	**13,873**	8,599

Note 36 – Remuneration of directors and executive officers (continued)

Number of executive officers whose total remuneration, including superannuation, retirement and termination benefits, was within the following bands:

	Consolidated		Parent Entity	
$000	2000	1999	2000	1999
110 – 120	**0**	1	**0**	0
130 – 140	**0**	1	**0**	1
140 – 150	**0**	1	**0**	0
150 – 160	**0**	4	**0**	1
160 – 170	**0**	4	**0**	0
170 – 180	**0**	10	**0**	3
180 – 190	**0**	10	**0**	1
190 – 200	**0**	8	**0**	5
200 – 210	**0**	3	**0**	1
210 – 220	**0**	5	**0**	1
220 – 230	**5**	2	**1**	0
230 – 240	**4**	4	**1**	3
240 – 250	**1**	1	**0**	1
250 – 260	**7**	1	**1**	0
260 – 270	**4**	1	**0**	0
270 – 280	**4**	0	**1**	0
280 – 290	**6**	0	**2**	0
290 – 300	**5**	0	**2**	0
300 – 310	**5**	0	**1**	0
310 – 320	**4**	0	**2**	0
320 – 330	**2**	1	**0**	0
330 – 340	**0**	1	**0**	1
340 – 350	**2**	0	**0**	0
350 – 360	**6**	2	**2**	2
360 – 370	**1**	3	**0**	1
370 – 380	**1**	2	**1**	1
390 – 400	**1**	1	**1**	1
420 – 430	**1**	0	**0**	0
480 – 490	**0**	1	**0**	1
520 – 530	**2**	0	**1**	0
540 – 550	**1**	0	**1**	0
550 – 560	**1**	1	**1**	1
570 – 580	**2**	0	**1**	0
590 – 600	**1**	0	**1**	0
610 – 620	**1**	0	**0**	0
630 – 640	**1**	0	**1**	0
680 – 690	**0**	1	**0**	1
690 – 700	**1**	0	**1**	0
880 – 890	**1**	0	**1**	0
890 – 900	**1**	0	**1**	0
1,040 – 1,050	**1**	0	**0**	0
1,130 – 1,140	**1**	0	**1**	0
1,360 – 1,370	**0**	1	**0**	1
2,230 – 2,240	**1**	0	**1**	0
	74	70	**26**	27

Executive officers' remuneration includes salaries, incentive payments, provision of motor vehicles, superannuation, retirement and termination benefits, other benefits and fringe benefits tax.

For the purpose of disclosure, executive officers are defined as group managers, general managers and senior managers of the consolidated entity based in Australia.

Note 37 (a) – Controlled entities

Entity	Country of incorporation or formation	Parent Entity's beneficial interest in shares/units 2000 %	1999 %
Agex Pty Ltd (d)	Australia	**0**	100
Agility Communications Pty Limited (formerly East Australian Pipeline Marketing Pty Limited) (c)	Australia	**100**	50
Agility Management Pty Limited (formerly AGL Gas (Vic) No 3 Pty Limited)	Australia	**100**	100
Agility Services Pty Limited (formerly AGL Pipelines Management Pty Ltd)	Australia	**100**	100
Agility Team Build Pty Limited (formerly AGL Engineering Services Pty Limited)	Australia	**100**	100
AGL (Cawse) Power Pty Limited	Australia	**100**	100
AGL Chile Operations SA (a)	Chile	**100**	100
AGL Consultancy Pty Ltd	Australia	**100**	100
AGL Corporate Services Pty Limited (b)	Australia	**100**	0
AGL Electricity Limited	Australia	**100**	100
AGL Electricity (Vic) Pty Limited	Australia	**100**	100
AGL Energy Sales & Marketing Limited	Australia	**100**	100
AGL Energy Services Limited (formerly AGL Wholesale Energy Limited)	Australia	**100**	100
AGL Ethane Investment Pty Limited (b)	Australia	**100**	0
AGL Finance Pty Limited	Australia	**100**	100
AGL Foundation Nominees Pty Limited	Australia	**100**	100
AGL Gas Company (ACT) Limited	Australia	**100**	100
AGL Gas Networks Limited	Australia	**100**	100
AGL Gas Trading Pty Limited	Australia	**100**	100
AGL Gas (Vic) No 1 Pty Limited	Australia	**100**	100
AGL Gas (Vic) No 2 Pty Limited	Australia	**100**	100
AGL Gas (Vic) No 4 Pty Limited	Australia	**100**	100
AGL Gas (Vic) No 5 Pty Limited	Australia	**100**	100
AGL International (a)	Cayman Islands	**100**	100
AGL Investments Pty Limited	Australia	**100**	100
AGL NZ Capital Limited (b)	New Zealand	**100**	0
AGL NZ Employment Services Limited (a)	New Zealand	**74**	100
AGL NZ Energy Limited	New Zealand	**100**	100
AGL NZ Holdings Limited (b)	New Zealand	**100**	0
AGL NZ Investments Pty Limited	Australia	**100**	100
AGL NZ Limited	New Zealand	**100**	100
AGL NZ Management Limited	New Zealand	**100**	100
AGL Petroleum Pipelines Holdings Pty Limited (d)	Australia	**0**	100
AGL Petroleum Pipelines Limited (d)	Australia	**0**	100
AGL Pipelines Investments (NSW) Pty Limited (d)	Australia	**0**	100
AGL Pipelines Investments (Qld) Pty Limited (b)	Australia	**100**	0
AGL Pipelines Investments (WA) Pty Limited (d)	Australia	**0**	100
AGL Pipelines Investments Pty Limited (b)	Australia	**100**	0
AGL Pipelines Limited (d)	Australia	**0**	100
AGL Pipelines (NSW) Pty Limited (d)	Australia	**0**	100
AGL Pipelines (NT) Pty Limited (d)	Australia	**0**	100

Note 37 (a) – Controlled entities (continued)

Entity	Country of incorporation or formation	Parent Entity's beneficial interest in shares/units 2000 %	1999 %
AGL Pipelines (Qld) Pty Limited (d)	Australia	**0**	100
AGL Pipelines (WA) Pty Limited (d)	Australia	**0**	100
AGL Polska Sp z O O	Poland	**100**	100
AGL Power Generation (Mid West) Pty Limited	Australia	**100**	100
AGL Power Generation (WA) Pty Limited	Australia	**100**	100
AGL Power Generation Pty Limited	Australia	**100**	100
AGL Retail Energy Limited	Australia	**100**	100
AGL Service Businesses Pty Limited (b)	Australia	**100**	0
AGL South Australia Pty Limited (b)	Australia	**100**	0
AGL Technology Commerce Pty Limited (b)	Australia	**100**	0
AGL TransACT Pty Limited (b)	Australia	**100**	0
AGL Wholesale Gas Limited	Australia	**100**	100
Amadeus Gas Trust (d)	Australia	**0**	96
Anloe Holdings Limited (c)	New Zealand	**100**	0
Aspen Properties Limited (c)	New Zealand	**100**	0
Central Gas Limited (a) (c)	New Zealand	**74**	38
Central Park Ventures Pty Limited	Australia	**100**	100
Crofton Investments Pty Ltd	Australia	**100**	100
Dual Fuel Systems Pty Limited	Australia	**100**	100
EAP Operations Pty Limited	Australia	**100**	51
Energy Waikato Limited (a) (c)	New Zealand	**74**	38
ETSA Power Corporation (Victoria) Pty Ltd (c)	Australia	**100**	0
Gaslink Finance Limited (a) (c)	New Zealand	**74**	38
Gaztec Sp z O O	Poland	**52**	52
Goodacre Development Pty Limited	Australia	**100**	100
HC Extractions Pty Limited	Australia	**100**	100
Industrial Pipe Systems Pty Limited (e)	Australia	**0**	100
International Oil Proprietary Ltd	Australia	**100**	100
Inversiones AGL Chile Limitada (a)	Chile	**100**	100
Korou First Limited (a) (c)	New Zealand	**74**	38
Liquid Gas Limited (a) (c)	New Zealand	**74**	38
Liquid Petroleum Gas Leasing Limited (a) (c)	New Zealand	**74**	38
Liquigas Limited (a) (c)	New Zealand	**45**	10
LPG Supplies Limited (a) (c)	New Zealand	**74**	38
Natural Gas Contracts Limited (a) (c)	New Zealand	**74**	38
Natural Gas Corporation Energy Limited (a) (c)	New Zealand	**74**	38
Natural Gas Corporation Equities Limited (a) (c)	New Zealand	**74**	38
Natural Gas Corporation Finance Limited (a) (c)	New Zealand	**74**	38
Natural Gas Corporation Holdings Limited (a) (c)	New Zealand	**74**	38
Natural Gas Corporation Investments Limited (a) (c)	New Zealand	**74**	38
Natural Gas Corporation Limited (a) (c)	New Zealand	**74**	38
Natural Gas Corporation Loans Limited (a) (c)	New Zealand	**74**	38
Natural Gas Corporation Management Limited (a) (c)	New Zealand	**74**	38
Natural Gas Corporation Nominees Limited (a) (c)	New Zealand	**74**	38
Natural Gas Corporation of New Zealand Limited (a) (c)	New Zealand	**74**	38
Natural Gas Corporation Proprietory Limited (a) (c)	New Zealand	**74**	38
Natural Gas Gisborne Limited (a) (c)	New Zealand	**74**	38

Note 37 (a) – Controlled entities (continued)

Entity	Country of incorporation or formation	Parent Entity's beneficial interest in shares/units 2000 %	1999 %
Natural Gas Limited (a) (c)	New Zealand	**74**	38
Natural Gas Trading Limited (a) (c)	New Zealand	**74**	38
Natural Gas Transmission Limited (a) (c)	New Zealand	**74**	38
Natural Gas Waikato Limited (a) (c)	New Zealand	**74**	38
Navham Pty Limited	Australia	**100**	100
New Zealand Cogen Limited (a) (c)	New Zealand	**74**	38
NGC Gas Retail Limited (a) (c)	New Zealand	**74**	38
NGC Infrastructure Limited (a) (c)	New Zealand	**74**	38
NGC Operations Limited (a) (c)	New Zealand	**74**	38
NGC Projects Limited (a) (c)	New Zealand	**74**	38
NGC Retail Limited (a) (c)	New Zealand	**74**	38
NGC Specialist Services Limited (a) (c)	New Zealand	**74**	38
NT Gas Distribution Pty Limited (d)	Australia	**0**	96
NT Gas Easements Pty Limited (d)	Australia	**0**	100
NT Gas Pty Limited (d)	Australia	**0**	96
Porta-Gas Pty Limited	Australia	**100**	100
Power New Zealand Ltd (c)	New Zealand	**56**	0
Propane Gas Pty Limited (a) (c)	New Zealand	**74**	19
Retirement Management Services Pty Limited (e)	Australia	**0**	100
Roverton Pty Ltd (d)	Australia	**0**	100
Sopic Pty Ltd (d)	Australia	**0**	100
Southpower Ltd (c)	New Zealand	**56**	0
Stratford Power Ltd (c)	New Zealand	**56**	0
Tauranga Civic Holdings Limited	New Zealand	**100**	0
TEC Cobb Ltd (c)	New Zealand	**56**	0
TEC Southdown Ltd (c)	New Zealand	**56**	0
Terrace Gardens Properties Pty Limited	Australia	**100**	100
The North Shore Gas Company Limited	Australia	**100**	100
Thorstone Pty Limited	Australia	**100**	100
TransAlta Generation Limited (c)	New Zealand	**56**	0
TransAlta New Zealand Limited (c)	New Zealand	**56**	0
TransAlta Operations (NZ) Limited (c)	New Zealand	**56**	0
Victorian Energy Pty Limited	Australia	**100**	100
Weldon Bridge Investments Pty Ltd	Australia	**100**	100
Whangarei Gas Company Limited (a) (c)	New Zealand	**74**	38

(a) Not audited by Deloitte Touche Tohmatsu or a related firm.
(b) Incorporated during the financial year.
(c) Acquired during the 1999/2000 financial year.
(d) Disposed during the 1999/2000 financial year to the Australian Pipeline Trust.
(e) Disposed during the 1999/2000 financial year.

Note 37 (b) – Acquisition of businesses

Names of businesses acquired	Principal activity	Date of Acquisition	Proportion of shares acquired %	Cost of acquisition $ m
Controlled Entities				
Natural Gas Corporation Holdings Limited	Transmission, distribution and sale of natural gas	**14 July 1999**	**33**	213.4
TransAlta New Zealand Limited	Power generation and retailer of gas and electricity	**31 March 2000**	**76**	432.0
Businesses				
ETSA Power electricity retail business	Electricity retailer	**28 January 2000**	**–**	175.0

Further details of the acquisition of businesses are disclosed in Note 43(e)

Note 37 (c) – Disposal of controlled entities

(a) During the financial year the consolidated entity disposed of its 100% ownership interest in Industrial Pipe Systems Pty Limited and its associated interests in Changchun Chinaust Automotive Spare Parts Corporation Limited, Chinaust Plastics Corporation Limited and Shanghai Chinaust Plastics Corporation Limited. The aggregate after tax given to the consolidated entity on the disposal of the businesses was S2.0 million.

(b) During the financial year the consolidated entity disposed of its 100% ownership interest in AGL Pipelines Limited and related entities to the Australian Pipeline Trust. The aggregate after tax gain to the consolidated entity on the disposal of the businesses was S161.9 million.

Further details of the disposal of controlled entities are disclosed in Note 43(f).

Note 38 – Material interests in unincorporated joint venture operations

Joint venture	Interest of consolidated entity 2000 %	1999 %	Principal activity
Carpentaria pipeline	**(a)**	70	Gas pipeline operation – Queensland
Kapuni Energy	**37**	0	Electricity and steam generation – New Zealand
Mid West energy	**50**	50	Power generation – Western Australia
Mid West pipeline	**(a)**	50	Gas pipeline operation – Western Australia
Roma to Brisbane pipeline	**(a)**	85	Gas pipeline operation – Queensland
Southdown Cogeneration	**28**	0	Electricity and steam generation – New Zealand
Silverstream	**26**	0	Electricity generation – New Zealand

(a) During the financial year the consolidated entity disposed of its interests in the joint venture operation to the Australian Pipeline Trust.

Note 38 – Material interests in unincorporated joint venture operations (continued)

The consolidated entity's share of the assets and liabilities of the joint venture operations is included in the balance sheet under the following classifications

	Consolidated 2000 $m	Consolidated 1999 $m
Current assets		
Receivables	**5.9**	0.3
Other	**0.0**	0.1
Total current assets	**5.9**	0.4
Non-current assets		
Property, plant and equipment	**55.5**	184.1
Total non-current assets	**55.5**	184.1
Total assets	**61.4**	184.5
Current liabilities		
Accounts payable	**5.2**	7.2
Total current liabilities	**5.2**	7.2
Non-current liabilities		
Other	**44.8**	0.0
Total non-current liabilities	**44.8**	0.0
Total liabilities	**50.0**	7.2
Net investment in joint venture operations	**11.4**	177.3

The consolidated entity's share of capital expenditure commitments and contingent liabilities of joint venture operations are disclosed in Notes 32 and 34 respectively.

Note 39 – Material interests in joint venture entities (JVE)

Names of JVE	Principal activities of JVE	Consolidated entity's ownership interests in JVE 2000 %	Consolidated entity's ownership interests in JVE 1999 %	Consolidated entity's carrying amounts of investments in JVE 2000 $m	Consolidated entity's carrying amounts of investments in JVE 1999 $m	Reporting dates of JVE
Auscom Holdings Pty Limited	Distribution and sale of LPG	**50.0**	(a)	**65.2**	(a)	31 December
Empresa de Gas de la V Region SA	Distribution and sale of natural gas	**50.0**	(a)	**37.1**	(a)	31 December
Inversiones Plasticas SA	Manufacture and sale of plastic and nylon pipes	**50.0**	(a)	**2.8**	(a)	31 December
Essential Energy Services Pty Limited	Maintenance and servicing of electrical appliances	**50.0**	0.0	**0.5**	0.0	30 June
				105.6	0.0	

(a) In accordance with revised accounting standard AASB1006 "Interests in Joint Ventures", the consolidated entity's interest in the joint venture entity, previously disclosed under Note 40 – "Material interests in associates", is now disclosed separately under "Material interests in joint venture entities"

Note 39 – Material interests in joint venture entities (JVE) (continued)

	Consolidated 2000 $m	Parent Entity 2000 $m
Consolidated entity's share of assets and liabilities:		
Current assets	45.6	0.0
Non-current assets	253.8	0.0
Current liabilities	(40.0)	0.0
Non-current liabilities	(162.9)	0.0
Net assets	96.5	0.0
Consolidated entity's share of joint venture entities':		
Operating revenues	206.9	0.0
Operating expenses	(204.1)	0.0
Operating profits before tax	2.8	0.0
Income tax benefit attributable to operating profits	1.0	0.0
Profit after tax	3.8	0.0

The consolidated entity's share of capital expenditure commitments and contingent liabilities of joint venture entities are disclosed in Notes 32 and 34 respectively.

	Consolidated 2000 $m	Parent Entity 2000 $m
Retained profits and reserves of the consolidated entity attributable to joint venture entities:		
At beginning of financial year		
Retained profits	0.0	0.0
Reserves	0.0	0.0
At end of financial year		
Retained profits	(3.4)	0.0
Reserves	0.1	0.0
Movements in the carrying amount of investments in joint venture entities:		
At beginning of financial year	0.0	0.0
Transfers from associates on adoption of revised standard on joint ventures (Note 40)	85.1	0.0
Additional investments in joint venture entities	28.1	0.0
Share of profits	3.8	0.0
Dividends received	(11.4)	0.0
At end of financial year	105.6	0.0

Comparative information has not been disclosed on the initial adoption of the revised accounting standard AASB 1006 "Interests in Joint Ventures".

Except as disclosed in Note 46, the Parent Entity is not aware of any significant events or transactions which have occurred after the reporting date of a joint venture entity which could materially affect the financial position or operating performance of that joint venture entity for the next financial year.

The Parent Entity is not aware of any dissimilar accounting policies adopted by a joint venture entity that would materially affect the amounts determined as being the consolidated entity's share of the net assets, the profit or loss and the reserves of the joint venture entity.

Note 40 – Material interests in associates

Names of associates	Principal activities of associates	Consolidated entity's ownership interests in associates 2000 %	1999 %	Consolidated entity's carrying amounts of investments in associates 2000 $m	1999 $m	Reporting dates of associates
Auscom Holdings Pty Limited	Distribution and sale of LPG	**(a)**	50.0	**0.0**	42.1	31 December
Australian Pipeline Trust	Transmission of natural gas and management of gas pipelines	**30.0**	0.0	**36.6**	0.0	30 June
Changchun Chinaust Automotive Spare Parts Corporation Limited	Manufacture and sale of nylon tubing	**(b)**	42.5	**0.0**	0.9	31 December
Chinaust Plastics Corporation Limited	Manufacture and sale of plastic and nylon tubing and pipes	**(b)**	50.0	**0.0**	6.4	31 December
East Australian Pipeline Limited	Transmission of natural gas and ethane	**(b)**	51.0	**0.0**	98.3	30 June
Empresa de Gas de la V Region SA	Distribution and sale of natural gas	**(a)**	50.0	**0.0**	40.6	31 December
Inversiones Plasticas SA	Manufacture and sale of plastic and nylon pipes	**(a)**	50.0	**0.0**	2.5	31 December
Natural Gas Corporation Holdings Limited	Transmission, distribution and sale of natural gas	**(c)**	38.3	**0.0**	175.7	30 June
SCP Investments (No 1) Pty Limited	Transmission of natural gas	**(b)**	45.0	**0.0**	113.7	30 June
Shanghai Chinaust Plastics Corporation Limited	Manufacture and sale of plastic and nylon tubing and pipes	**(b)**	50.0	**0.0**	2.0	31 December
TrustPower Limited	Generation and sale of electricity	**13.7***	0.0	**125.5**	0.0	31 March
Wanganui Gas Limited	Distribution of gas	**25.1**	0.0	**1.7**	0.0	30 June
				163.8	482.2	

* Relevant interest is 20.5%

Note 40 – Material interests in associates (continued)

Summarised assets, liabilities and profits of associates

Names of associates	Assets		Liabilities		Profits after tax	
	2000 $m	1999 $m	2000 $m	1999 $m	2000 $m	1999 $m
Auscom Holdings Pty Limited (a)	**0.0**	371.4	**0.0**	287.0	**0.0**	13.8
Australian Pipeline Trust Limited	**1,379.4**	0.0	**904.5**	0.0	**0.9**	0.0
East Australian Pipeline Limited (b)	**0.0**	495.9	**0.0**	316.5	**0.0**	35.1
Empresa de Gas de la V Region SA (a)	**0.0**	111.6	**0.0**	56.3	**0.0**	(2.6)
Natural Gas Corporation Holdings Limited (c)	**0.0**	804.8	**0.0**	362.9	**0.0**	49.3
SCP Investments (No 1) Pty Limited (b)	**0.0**	575.8	**0.0**	326.7	**0.0**	10.2
TrustPower Limited	**636.1**	0.0	**170.0**	0.0	**29.5**	0.0
Other	**5.3**	52.8	**1.7**	26.6	**0.9**	5.4
	2,020.8	2,412.3	**1,076.2**	1,376.0	**31.3**	111.2

(a) Defined as a joint venture entity on adoption of revised accounting standard AASB 1006 "Interests in Joint Ventures" – refer Note 39.
(b) Disposed during the 1999/2000 financial year.
(c) Became a partly-owned controlled entity on 14 July 1999.

	Consolidated	
	2000 $m	1999 $m
Consolidated entity's share of associates':		
Operating profits before tax	**70.7**	72.2
Income tax expense attributable to operating profits	**(10.8)**	(25.0)
Profits after tax	**59.9**	47.2

The consolidated entity's share of capital expenditure commitments and contingent liabilities of associates are disclosed in Notes 32 and 34 respectively.

Retained profits and reserves of the consolidated entity attributable to associates:		
At beginning of financial year		
Retained profits	**58.0**	47.9
Reserves	**31.2**	33.5
At end of financial year		
Retained profits	**2.8**	58.0
Reserves	**0.7**	31.2
Movements in the carrying amount of investments in associates:		
At beginning of financial year	**482.2**	318.4
Transfers to joint venture entities on adoption of revised standard on joint ventures (Note 39)	**(85.1)**	0.0
Additional investments in associates	**115.0**	159.2
Disposal of investments in associates	**(213.4)**	0.0
Share of profits	**59.9**	47.2
Dividends received	**(65.8)**	(37.0)
Share of movements in reserves	**0.7**	(2.3)
Movements due to changes in foreign currency exchange rates	**(4.2)**	(3.3)
Adjustment on associate becoming a controlled entity	**(175.7)**	0.0
Adjustment on investment becoming an associate	**50.2**	0.0
At end of financial year	**163.8**	482.2

The Parent Entity is not aware of any significant events or transactions which have occurred after the reporting date of an associate which could materially affect the financial position or operating performance of that associate for the next financial year.

The Parent Entity is not aware of any dissimilar accounting policies adopted by an associate that would materially affect the amounts determined as being the consolidated entity's share of the net assets, the profit or loss and the reserves of the associate.

Note 41 – Employee entitlements

Superannuation plans

Details of defined benefit plans sponsored by the Parent Entity and other entities in the consolidated entity

	Date of last actuarial assessment	Plan assets (a) $m	Accrued benefits $m	Net surplus $m	Vested benefits $m
AGL Superannuation and Benefits Fund	30 June 1999	154.8	139.0	15.8	134.3
AGL Executive Superannuation Fund (b)	30 June 1997	3.1	1.8	1.3	1.7
Equipsuper Fund (formerly the Victorian Energy Industry Superannuation Fund)	31 December 1999	42.7	35.7	7.0	35.7
Electricity Industry Superannuation Scheme (c)	29 February 2000	6.7	18.6	(11.9)	18.0
Natural Gas Corporation Retirement Plan	30 June 1998	4.6	3.4	1.2	3.2
		211.9	198.5	13.4	192.9

(a) At net market value.

(b) At 30 June 1999 the plan assets were S2.4 million and the vested benefits were S2.1 million.

(c) At 30 June 2000 a provision for S11.6 million has been recognised in the accounts of a controlled entity to cover the liability in respect of the unfunded employer share of employee retirement benefits of the scheme.

Contributions by employer entities in the consolidated entity to defined benefit superannuation plans during the year amounted to S14.5 million (1999 S8.7 million).

Share ownership plans

(a) The Parent Entity currently operates three employee share ownership plans, the AGL Share Reward Plan, the AGL Share Loan Plan and the AGL Share Purchase Plan.

(i) All permanent employees of entities in the consolidated entity, subject to certain eligibility requirements, are entitled to participate in the AGL Share Reward Plan. The plan was approved by Proprietors on 21 October 1997 and the first issue of shares was made to employees in November 1997. Further issues of shares were made to eligible employees in April 1998, November 1998 and November 1999. There is no current invitation for employees to acquire additional shares. The issues of shares pursuant to the plan have been made in the form of a gift of shares in the Parent Entity, with a market value of up to S1,000, to each eligible employee. The decision to make further offers to eligible employees and the value of those offers will depend on the performance of the consolidated entity measured against a number of indicators.

A total of 487,890 ordinary shares of the Parent Entity has been issued to employees pursuant to the plan between the date of its inception and 30 June 2000, including 144,648 shares issued during the 1999/00 financial year. The total market value of these 144,648 shares at the issue date was S1,312,000 and the total amount receivable from employees for the shares was Snil.

An amount of $488,000 for shares issued pursuant to the plan has been recognised as an expense in the relevant financial year.

(ii) All permanent employees of entities of the consolidated entity nominated from time to time by the directors of the Parent Entity are offered participation in the AGL Share Loan Plan. The plan was approved by Proprietors on 21 October 1997 and three issues of shares have been made to employees, in November 1997, November 1998 and November 1999. There is no current invitation for employees to acquire additonal shares. The issues of fully paid shares pursuant to the plan have been made on the basis of –

- an optional 5% discount on current market value;
- the purchase price financed by way of an interest free limited recourse loan provided by the Parent Entity, repayable out of the proceeds from dividends on the plan shares with any outstanding balance repayable at the expiration of ten years from the issue date; and
- a restriction on dealing in the shares for a period of three years from the issue date, with the shares being held by the trustee of the plan until the shares are free from restriction or the loan is fully repaid, whichever last occurs.

Note 41 – Employee entitlements (continued)

At 30 June 2000 there were 79 participants in the plan involving a total of 1,164,525 ordinary shares of the Parent Entity. A total of 1,195,500 ordinary shares of the Parent Entity has been acquired by employees pursuant to the plan between the date of its inception and 30 June 2000, including 489,500 shares acquired during the 1999/00 financial year. The total market value of these 489,500 shares at the issue date was $4,440,000 and the total amount receivable from employees for these shares was $4,264,000. Outstanding loans to participants at 30 June 2000 amounted to $10,370,000 (1999 $6,780,000).

(iii) All permanent employees of entities in the consolidated entity nominated from time to time by the directors of the Parent Entity are offered participation in the AGL Share Purchase Plan. Directors of the Parent Entity may also participate in the plan. The plan, which was approved by Proprietors on 21 October 1997, entitles directors and specified employees to acquire fully paid ordinary shares in the Parent Entity out of their remuneration entitlements, subject to certain limitations as to the maximum level of remuneration entitlements that may be applied to the purchase of the shares. Other conditions relating to the acquisition of shares pursuant to the plan are –

- shares are acquired at market value on the date of acquisition;
- shares may only be acquired at specified times during a year; and
- there is a restriction on dealing in the shares for a period of up to ten years from the issue date, with the holding statements being held by the trustee of the plan until the shares are free from restriction.

At 30 June 2000, there were 113 participants in the plan involving a total of 180,402 ordinary shares of the Parent Entity. There is an ongoing invitation for directors and employees to acquire additional shares. A total of 186,289 ordinary shares of the Parent Entity has been acquired by directors and employees pursuant to the plan between the date of its inception and 30 June 2000, including 97,403 shares acquired during the 1999/00 financial year. The total market value of these 97,403 shares at the acquisition dates was $875,000 and the total amount received from directors and employees for these shares was $875,000.

All remuneration entitlements applied to, or expected to be applied to, the purchase of shares pursuant to the plan are recognised as an expense in the relevant financial year.

(iv) Prior to the 1997/98 financial year, the Parent Entity operated two employee share ownership plans, The AGL Employee Share Plan and The Australian Gas Light Company Management Share Plan.

All employees of entities in the consolidated entity, subject to certain qualifying conditions, were entitled to participate in The AGL Employee Share Plan. Six issues of shares were made to employees, involving a total of 2,587,500 ordinary shares of the Parent Entity, the last issue being in November 1996. At 30 June 2000 there were no participants in the plan. Outstanding loans to participants at 30 June 2000 amounted to $nil (1999 $72,000).

Certain senior employees of entities in the consolidated entity were offered participation in The Australian Gas Light Company Management Share Plan. Six issues of shares were made to employees, involving a total of 5,983,000 ordinary shares of the Parent Entity, the last issue being in November 1996. At 30 June 2000 there were 46 participants in the plan involving a total of 2,033,900 ordinary shares of the Parent Entity. Outstanding loans to participants at 30 June 2000 amounted to $6,716,000 (1999 $7,526,000).

(b) TransAlta New Zealand Limited (TANZ), a controlled entity, operates an Employee Share Ownership Scheme.

All employees of TANZ or any of its subsidiaries are entitled to participate in the scheme. The scheme, which was established on 1 August 1997, entitles employees to subscribe for and pay for fully paid ordinary shares in TANZ on a monthly basis at a 5% discount on current market value.

The maximum number of shares that could be issued under the prospectus dated 1 April 1998 was 200,000 shares up to 31 March 1999. A further 400,000 shares have been approved under a revised prospectus dated 1 April 1999 for the period 1 April 1999 to 31 March 2001. A total of 247,631 ordinary shares of TANZ has been acquired by employees pursuant to the scheme between the date of establishment and 30 June 2000, including 33,380 shares acquired during the 1999/00 financial year. The total market value of these 33,380 shares at the acquisition dates was NZ$74,293 and the total amount received from employees for these shares was NZ$70,579.

	Consolidated		Parent Entity	
	2000 $m	1999 $m	2000 $m	1999 $m
Note 41 – Employee entitlements (continued)				
Aggregate employee entitlement liability	**83.9**	36.1	**16.3**	9.0

The aggregate employee entitlement liability at reporting date includes amounts for wages and salaries, annual leave, long service leave and other entitlements.

Note 42 – Additional related party disclosures

Transactions with directors/director-related entities

(a) Loans made to, and repayments received from, directors of the Parent Entity, its controlled entities and related parties

	Consolidated		Parent Entity		Names of directors
	2000 $000	1999 $000	2000 $000	1999 $000	
Interest-free loans pursuant to the AGL Share Loan Plan and The Australian Gas Light Company Management Share Plan, repayable out of the proceeds from dividends on the shares issued pursuant to the plans					WR Armitage, PL Beeren, LF Bleasel, PD Bolding, RS Clare, LJ Fisk, JA Fletcher, MA Fraser, SG Hattersley, GW Hollings, PM James, GJW Martin, JK McDonald, SP Ohl, JG Pullar and IC Woodward.
Aggregate loans advanced	**1,348**	1,115	**1,348**	1,115	
Aggregate loan repayments received	**521**	993	**521**	993	
Interest-free loans pursuant to The AGL Employee Share Plan, repayable monthly over 3 years (fully repaid during the 1999/00 year)					The directors listed above (excluding PL Beeren, LF Bleasel, SG Hattersley, SP Ohl, JG Pullar and IC Woodward) and BN Miller.
Aggregate loans advanced	**0**	0	**0**	0	
Aggregate loan repayments received	**2**	5	**2**	5	

(b) Transactions with directors (or director-related entities) of the Parent Entity and its controlled entities within a normal employee or customer relationship, on terms and conditions no more favourable than if the consolidated entity were dealing at arm's length with the directors (or director-related entities) and trivial or domestic in nature

Reimbursement of out of pocket expenses incurred by directors for the benefit of the consolidated entity.

Sale of energy and appliances to directors and director-related entities.

(c) Share transactions and shareholdings of directors of the Parent Entity and their director-related entities in respect of any entity in the consolidated entity

	Ordinary shares of the Parent Entity	
	2000 000	1999 000
Aggregate number acquired during the year (i)	**72**	46
Aggregate number disposed of during the year (i)	**0**	0
Aggregate number held as at the end of the year	**884**	818

(i) Acquisitions and disposals only include issues and repurchases of shares by the Parent Entity. Other transactions have been excluded in accordance with the provisions of Accounting Standard AASB 1017 "Related Party Disclosures".

Note 42 – Additional related party disclosures (continued)

Transactions between the Parent Entity and controlled entities

Sale of natural gas, at cost, to a wholly-owned controlled entity for eventual sale to consumers.

Provision of administrative services, at cost, to controlled entities.

Advance of funds to, and receipt of funds from, wholly-owned controlled entities as interest free and interest bearing inter-entity loans.

Advance of funds to, and receipt of funds from, partly-owned controlled entities as inter-entity loans, on normal commercial terms and conditions.

Name of each person holding the position of director of the Parent Entity at any time during the financial year

M J Phillips	Sir Ronald A Brierley	G J Reaney
M R G Johnson	A B Daniels (appointed 24 August 1999)	
L F Bleasel	E F Herbert (retired 23 August 1999)	
D C K Allen	C J Hewson	

Transactions with other related entities

		2000 $m	1999 $m
Auscom Holdings Pty Limited	A controlled entity subscribed for additional ordinary shares in Auscom Holdings Pty Limited on arm's length terms and conditions	**27.5**	0.0
Australian Pipeline Trust	The consolidated entity sold to the Trust all of the issued shares in the capital of AGL Pipelines Limited and related entities	**351.5**	0.0
	The Parent Entity subscribed for units in the Trust on arm's length terms and conditions	**146.4**	0.0
	A controlled entity has been contracted by the Trust to provide technical and marketing services under a Pipeline Management Agreement on normal commercial terms and conditions	**1.4**	0.0
	The Parent Entity is party to a Pipeline Development Agreement which sets out the terms governing the future transfer of assets between AGL and the Trust	–	–
East Australian Pipeline Limited	A controlled entity was provided with natural gas transportation services by East Australian Pipeline Limited, on arm's length terms and conditions	**98.2**	94.9
	Controlled entities provided technical and management services to East Australian Pipeline Limited, on normal commercial terms and conditions	**8.9**	11.4
Elgas Limited	A controlled entity supplied liquefied petroleum gas (LPG) to Elgas Limited, an entity controlled by Auscom Holdings Pty Limited, on normal commercial terms and conditions	**10.1**	7.5

Note 42 – Additional related party disclosures (continued)

Transactions with other related entities (continued)

		2000 $m	1999 $m
Empresa de Gas de la V Region SA	A controlled entity provided loan funds to Empresa de Gas de la V Region SA, net of repayments, on normal commercial terms and conditions	**1.1**	19.8
	A controlled entity subscribed for shares in Empresa de Gas de la V Region SA, on arm's length terms and conditions	**0.0**	16.2
Natural Gas Corporation Limited (i)	The Parent Entity and a controlled entity provided technical and management services to Natural Gas Corporation Limited, an entity controlled by Natural Gas Corporation Holdings Limited, on normal commercial terms and conditions	**0.0**	1.2
SCP Investments (No 1) Pty Limited	A controlled entity subscribed for ordinary shares in SCP Investments (No 1) Pty Limited, on arm's length terms and conditions (net of share buy-back)	**0.0**	109.1

(i) Became a party-owned controlled entity on 14 July 1999.

In addition, a partly-owned controlled entity supplied natural gas amounting to $1.8 million to an associate on normal terms and conditions.

Note 43 – Cash flow information

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
(a) Reconciliation of cash				
Cash	**31.1**	20.0	**6.2**	14.4
Bank overdrafts	**(0.3)**	(0.6)	**(0.3)**	(0.3)
Money market borrowings	**(8.2)**	0.0	**(8.1)**	0.0
	22.6	19.4	**(2.2)**	14.1
(b) Financing facilities				
Credit standby arrangements				
Amounts used	**688.8**	280.0	**138.1**	280.0
Amounts unused	**1,140.2**	445.0	**1,120.0**	445.0
	1,829.0	725.0	**1,258.1**	725.0
Other financing arrangements – amounts used	**1,361.7**	1,055.4	**1,157.7**	1,052.2
Credit standby arrangements had the following maturity pattern and were able to be drawn down without restriction.				
Not later than 1 year	**1,058.1**	100.0	**1,058.1**	100.0
Later than 1 year, not later than 5 years	**770.9**	625.0	**200.0**	625.0

The majority of these facilities may be extended by mutual agreement and all are committed by major banks.

Other financing arrangements include promissory notes, medium term notes, senior notes, finance leases, term loans, natural gas notes, capital convertible notes and similar facilities, which are fully drawn and for fixed periods. Two of these facilities are drawn in US dollars.

(c) Non-cash financing and investing activities

There were no material non-cash financing or investing activities during the year ended 30 June 2000.

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Note 43 – Cash flow information (continued)				
(d) Reconciliation of net cash provided by operating activities to operating profit after income tax				
Operating profit after income tax	**462.6**	221.4	**354.6**	201.4
Equity share of associates' profits	**(59.9)**	(47.2)	**0.0**	0.0
Equity share of joint venture entities' profits	**(3.8)**	0.0	**0.0**	0.0
Dividends received from associates	**65.8**	39.2	**0.0**	0.0
Dividends received from joint venture entities	**11.4**	0.0	**0.0**	0.0
Depreciation, amortisation and diminution in value of assets	**182.7**	113.8	**3.4**	2.3
(Decrease) increase in provisions	**(0.4)**	(3.9)	**0.3**	2.0
Profit on sale of property, plant and equipment	**(15.5)**	(0.2)	**(14.1)**	0.0
Profit on disposal of controlled entities	**(142.6)**	(0.1)	**(195.3)**	0.0
Other non-cash items included in operating profit	**0.0**	(2.7)	**0.0**	0.0
Changes in assets and liabilities				
(Increase) decrease in receivables	**(106.2)**	(45.4)	**(8.4)**	15.6
Decrease in inventories	**10.5**	1.2	**0.0**	0.0
(Increase) decrease in other assets	**3.8**	(3.5)	**0.4**	(0.7)
Increase (decrease) in creditors	**29.1**	34.6	**11.2**	(2.6)
Increase (decrease) in other liabilities	**(45.5)**	(19.3)	**19.4**	0.2
(Increase) decrease in interest receivable accrued	**0.4**	4.5	**0.9**	2.0
Increase (decrease) in net interest payable accrued/prepaid	**0.3**	2.8	**(4.1)**	0.9
Increase in income taxes payable	**(19.4)**	2.0	**(1.0)**	0.9
Net cash provided by operating activities	**373.3**	297.2	**167.3**	222.0
(e) Businesses acquired by the consolidated entity (refer Note 37(b))				
Consideration				
Cash	**820.4**	0.0	0.0	0.0
Other assets	**0.0**	0.0	0.0	0.0
	820.4	0.0	0.0	0.0
Fair value of net assets of entities acquired				
Cash	**28.6**	0.0	**0.0**	0.0
Receivables	**289.0**	0.0	**0.0**	0.0
Investments	**3.7**	0.0	**0.0**	0.0
Gas entitilements	**155.9**	0.0	**0.0**	0.0
Property, plant and equipment	**1,338.0**	0.0	**0.0**	0.0
Intangibles	**267.6**	0.0	**0.0**	0.0
Future income tax benefits	**20.4**	0.0	**0.0**	0.0
Other assets	**36.3**	0.0	**0.0**	0.0
Accounts payable	**(317.2)**	0.0	**0.0**	0.0
Unearned revenue	**(52.3)**	0.0	**0.0**	0.0
Borrowings	**(587.8)**	0.0	**0.0**	0.0
Provisions	**(100.2)**	0.0	**0.0**	0.0
	1,082.0	0.0	**0.0**	0.0
Proportion of net assets acquired attributable to Proprietors of the Parent Entity	**657.5**	0.0	**0.0**	0.0
Adjustment relating to existing investment in controlled entity	**55.4**	0.0	**0.0**	0.0
Goodwill on acquisition	**107.5**	0.0	**0.0**	0.0
	820.4	0.0	**0.0**	0.0
Outflow of cash to acquire entities, net of cash balances acquired				
Cash consideration	**820.4**	0.0	**0.0**	0.0
Less cash balances acquired	**10.8**	0.0	**0.0**	0.0
Outflow of cash	**809.6**	0.0	**0.0**	0.0

	Consolidated		Parent Entity	
	2000	1999	2000	1999
	$m	$m	$m	$m

Note 43 – Cash flow information (continued)

(f) Businesses disposed of by the consolidated entity (refer Note 37(c))

	Consolidated 2000 $m	Consolidated 1999 $m	Parent Entity 2000 $m	Parent Entity 1999 $m
Details of disposals are as follows:				
Consideration				
Cash	**359.9**	0.0	**340.0**	0.0
Receivables	**11.5**	0.0	**11.5**	0.0
	371.4	0.0	**351.5**	0.0
Net assets of entities disposed of				
Cash	**10.6**	0.0	**0.0**	0.0
Receivables	**47.9**	0.0	**0.0**	0.0
Inventories	**6.3**	0.0	**0.0**	0.0
Investments	**848.4**	0.0	**136.2**	0.0
Property, plant and equipment	**114.5**	0.0	**0.0**	0.0
Future income tax benefits	**3.7**	0.0	**0.0**	0.0
Other assets	**23.0**	0.0	**0.0**	0.0
Accounts payable	**(33.3)**	0.0	**0.0**	0.0
Borrowings	**(886.1)**	0.0	**0.0**	0.0
Provisions	**(102.7)**	0.0	**0.0**	0.0
	32.3	0.0	**136.2**	0.0
Proportion of net assets disposed of attributable to Proprietors of the Parent entity	**32.3**	0.0	**136.2**	0.0
Inflow of cash on disposal of entity, net of cash balances disposed of				
Cash consideration	**359.9**	0.0	**340.0**	0.0
Less cash balances disposed of	**10.6**	0.0	**0.0**	0.0
Inflow of cash in respect of entities disposed of during the year	**349.3**	0.0	**340.0**	0.0

Note 44 – Economic dependency

(a) The consolidated entity is dependent to a significant extent upon a consortium of producers for the supply of natural gas from the Cooper Basin in South Australia, and another consortium of producers for the supply of natural gas from the Maui gas field in New Zealand. Long term contracts protect the continuity of supply in both cases.

The consolidated entity has an obligation to pay the consortia of producers for a specified minimum quantity of gas each contract year, irrespective of the quantity actually supplied by the producers. The consolidated entity has the right to receive, without additional payment to the producers, a future delivery of gas equivalent to the quantity paid for but not taken in any contract year.

(b) The consolidated entity is dependent to a significant extent on the acquisition of electricity from generating entities and the use of transmission systems. Ongoing contracts are in place both for the purchase of electricity and the use of the transmission systems.

Note 45 – Additional financial instruments disclosures

Derivative financial instruments

Objectives and significant terms and conditions

The consolidated entity enters into a variety of derivative financial instruments to manage the risks described below. The consolidated entity does not enter into such instruments for speculative purposes.

(a) Interest rate risk management

The consolidated entity uses various types of interest rate contracts in managing its interest rate exposure.

The consolidated entity uses interest rate swaps to fix funding costs with the objective of obtaining a more stable and predictable interest expense outcome. Interest rate swaps allow the consolidated entity to raise short and long term borrowings at floating rates and effectively swap them into fixed rates. Under interest rate swaps, the consolidated entity agrees with other parties to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts calculated by reference to agreed notional principal amounts. Swap contracts are usually between one and ten years in duration.

The consolidated entity has a policy which allows the fixed/floating rate ratio to be adjusted between certain parameters depending on the perceived direction of interest rates. Swaps may sometimes be terminated or offset to achieve the desired fixed/floating portfolio mix.

Forward rate agreements are generally used by the consolidated entity to offset changes in the rates applying to short term floating rate debt. These agreements are commitments to either purchase or sell designated derivative instruments at a future date for a specified price.

The consolidated entity purchases interest rate options to protect it from adverse changes in interest rates on its debt. The consolidated entity's option contracts have terms of up to 2 years. The consolidated entity's policy is that options cannot be sold unless matched with offsetting purchased options.

The remaining terms and notional principal amounts of the consolidated entity's outstanding interest rate contracts at the reporting date are detailed in the following table.

	Average interest rates		Notional principal amounts	
	2000	1999	2000	1999
	%	%	$m	$m
Less than 1 year	**6.0**	7.9	**481.0**	65.0
1 to 5 years	**6.8**	6.4	**1,596.0**	971.6
Longer than 5 years	**6.7**	5.4	**738.6**	881.2
			2,815.6	1,917.8

The interest rate contracts in place at the reporting date principally relate to the consolidated entity's Australian dollar and US dollar fixed rate borrowings. These borrowings are the subject of a number of contracts resulting in the aggregate notional principal amount ($2,815.6 million) exceeding the Australian dollar equivalent of the borrowings ($1,705.6 million).

(b) Foreign exchange risk management

The consolidated entity enters into various types of foreign exchange contracts in managing its foreign exchange exposure.

Hedges of foreign currency transactions

The consolidated entity enters into forward exchange contracts to hedge certain firm transactions denominated in foreign currencies and anticipated but not yet committed payments and/or receipts expected to be denominated in those currencies, such as purchases of materials, interest payable and dividends receivable. The terms of the contracts do not exceed twelve months. The purpose of the consolidated entity's foreign currency hedging activities is to protect the consolidated entity from the risk that the eventual Australian dollar cash flows will be adversely affected by changes in exchange rates. Like interest rate risk management, the consolidated entity has a policy which allows the extent of foreign exchange hedges to be varied within parameters preset by the Board.

Receivables at 30 June 2000 include an aggregate $2.8 million (1999 $1.4 million) due in foreign currencies (principally US dollars) which has not been hedged.

Note 45 – Additional financial instruments disclosures (continued)

Hedges of foreign currency borrowings

The consolidated entity has borrowings denominated in foreign currencies. It is the consolidated entity's policy to fully hedge the currency exposure on such borrowings by entering into forward foreign exchange swaps.

The settlement dates, amounts to be received and contractual exchange rates of the consolidated entity's outstanding foreign exchange contracts in respect of borrowings at the reporting date are detailed in the following table.

	2000 $m	1999 $m
Buy United States dollars		
Less than 6 months, at rates averaging US$0.5802 (1999 US$0.6661)	**172.4**	154.3
8 to 9 years, at rates averaging US$0.6605 (1999 US$0.6605)	**605.6**	605.6
	778.0	759.9

The net deferred gain on hedges of foreign currency borrowings at 30 June 2000 of $0.3 million (1999 $0.1 million) will be recognised in the profit and loss statement within 6 months of the reporting date.

Hedges of foreign currency investments

The consolidated entity has foreign currency investments of both an equity and debt nature. It is the consolidated entity's policy to fully hedge the currency exposure on all material foreign investments, unless the investments are of an equity nature and are to be held indefinitely or hedging is impossible or impracticable due to regulatory controls or an inadequate or immature market in the relevant currencies. However, in certain circumstances the Board may vary this policy.

The settlement dates, amounts to be received and contractual exchange rates of the consolidated entity's outstanding foreign exchange contracts in respect of investments at the reporting date are detailed in the following table.

	2000 $m	1999 $m
Sell New Zealand dollars		
Less than 6 months, at rates averaging NZ$1.2538 (1999 NZ$1.2277)	**195.0**	141.2
Sell United States dollars		
Less than 6 months, at rates averaging US$0.6002 (1999 US$0.6567)	**17.1**	22.6
	212.1	163.8

The net deferred gain on hedges of foreign currency investments at 30 June 2000 of $0.2 million (1999 $0.1 million) will be recognised in the profit and loss statement within 6 months of the reporting date.

Loans receivable at 30 June 2000 include an aggregate $1.4 million (1999 $8.8 million) due in a foreign currency (US dollars) which has not been hedged.

(c) Electricity purchase risk management

Exposure to fluctuations in wholesale market electricity prices is minimised through the use of various types of hedging contracts.

Franchise load

Wholesale market vesting contracts have been entered into with electricity generators to manage the financial risks associated with fluctuations in the market price of electricity. The current market vesting contracts expire in December 2000 and December 2002. These contracts provide a hedge in respect of the purchase cost of electricity for the forecast franchise load and are closely matched with corresponding customer electricity sales contracts.

Contestable load

It is the policy of the consolidated entity to actively manage the exposure arising from its forecast contestable load. In doing so, the consolidated entity has entered various hedging contracts with individual market participants. Any unhedged position exposes the consolidated entity to pool price variation. The consolidated entity's policy ensures that the exposure and the consequent price risk are managed within prescribed limits.

The remaining terms and face values of the consolidated entity's outstanding electricity hedging contracts at the reporting date are detailed in the following table.

	Face values 2000 $m	1999 $m
Note 45 – Additional financial instruments disclosures (continued)		
Vesting contracts (franchise load)		
Less than 1 year	**245.8**	0.0
1 to 5 years	**380.2**	88.7
Other contracts (contestable load)		
Less than 1 year	**376.1**	73.7
1 to 5 years	**460.9**	127.2
Longer than 5 years	**204.6**	23.4
	1,667.6	313.0

The net unrecognised gain in respect of electricity hedging contracts at 30 June 2000 was $91.9 million (1999 $18.4 million gain). All contracts are due for settlement within 11 years of the reporting date.

(d) Credit risk

The consolidated entity is exposed to credit related losses in the event of non-performance by counterparties to derivative instruments, but it is not expected that any counterparties will fail to meet their obligations given their high credit ratings. The consolidated entity does not require collateral or other security to support such obligations. At 30 June 2000, the consolidated entity had no significant concentration of credit risk with any single counterparty or group of counterparties in respect of derivative instruments, other than in respect of electricity hedging contracts which included exposures to four individual counterparties each of more than $10.0 million. Amounts receivable by the consolidated entity at the reporting date are detailed in the following table.

	2000 $m	1999 $m
Amounts receivable in respect of:		
Interest rate contracts	**8.1**	11.8
Foreign exchange contracts	**70.7**	4.2
Electricity hedging contracts	**146.9**	73.3
	225.7	89.3

(e) Equity market value risk management

The consolidated entity has entered into a series of equity performance agreements with a third party. These agreements are commitments to either receive or make payments in the future based on the movement of a defined underlying asset amount. The consolidated entity has entered these arrangements as a hedge against any future adverse movements in the market value of certain assets.

The net unrecognised loss in respect of the equity performance agreements at 30 June 2000 was $32.7 million. All agreements are currently due to be settled within the next twelve months.

(f) Liquidity risk

Liquidity risk relating to the use of derivative instruments arises from possible future adverse changes in market conditions. In such circumstances, the consolidated entity either may be forced to sell derivative positions at values which are below their underlying worth or may be unable to exit the positions at all. Accordingly, the consolidated entity only utilises highly liquid derivative markets, although illiquidity in certain market conditions cannot be entirely avoided.

The consolidated entity has adequate standby facilities and other funding arrangements to enable it to settle all outstanding derivative transactions on the due dates.

Note 45 – Additional financial instruments disclosures (continued)

Net fair values

The carrying amounts and net fair values, at the reporting date, of the consolidated entity's financial assets and liabilities are detailed in the following table.

		Carrying amounts		Net fair values	
		2000	1999	2000	1999
	Note	$m	$m	$m	$m
Financial assets					
Traded on organised markets					
Shares in unrelated entity	15(a)	**0.0**	50.2	**0.0**	65.2
Inscribed stock	10	**0.0**	0.1	**0.0**	0.1
		0.0	50.3	**0.0**	65.3
Not readily traded on organised markets					
Cash (including deposits at call)	–	**31.1**	20.0	**31.1**	20.0
Debtors *	8 and 13	**459.8**	170.0	**459.5**	171.1
Unbilled gas and electricity revenue	8	**143.4**	112.1	**143.4**	112.1
Loans receivable	8 and 13	**22.5**	18.5	**22.5**	18.5
Other receivables	8 and 13	**56.3**	59.8	**59.8**	53.5
Interest in partnership	15(b)	**10.5**	34.9	**23.9**	45.8
Favourable interest rate contracts	–	**0.0**	0.0	**8.1**	11.8
Favourable electricity hedging contracts	–	**0.0**	0.0	**146.9**	73.3
		723.6	415.3	**895.2**	506.1
		723.6	465.6	**895.2**	571.4
* Includes receivables in respect of favourable foreign exchange contracts		**6.5**	3.1	**6.2**	4.2
Financial liabilities					
Not readily traded on organised markets					
Creditors	20	**465.4**	207.1	**465.4**	207.1
Other payables	20 and 24	**25.2**	27.8	**25.2**	27.8
Bank borrowings	21 and 25	**680.7**	281.9	**680.7**	280.7
Natural gas notes	21 and 25	**115.5**	0.0	**107.7**	0.0
Capital convertible notes	21 and 25	**45.0**	0.0	**45.9**	0.0
Bank overdrafts	21	**0.3**	0.6	**0.3**	0.6
Promissory notes	21	**85.0**	45.0	**84.6**	44.9
Medium term notes	25	**300.0**	250.0	**306.5**	256.1
Senior notes	25	**772.7**	757.2	**753.7**	714.7
Other borrowings	21 and 25	**51.6**	0.5	**51.6**	0.5
Lease liabilities	21 and 25	**0.0**	0.8	**0.0**	0.8
Unfavourable interest rate contracts	–	**0.0**	0.0	**32.0**	45.9
Unfavourable electricity hedging contracts	–	**0.0**	0.0	**55.0**	54.9
Unfavourable equity performance agreements	–	**0.0**	0.0	**32.7**	0.0
		2,541.4	1,570.9	**2,641.3**	1,634.0

Note 45 – Additional financial instruments disclosures (continued)

Bases for determining net fair values

Shares and inscribed stock – quoted market last sale price at the reporting date, adjusted for any transaction costs necessary to realise the asset.

Cash, debtors, unbilled gas and electricity revenue, creditors, other payables and non-interest bearing loans and other receivables – carrying amounts (cost basis or directors' valuations) of the assets and liabilities, which approximate net market values.

Interest bearing loans and other receivables and interest bearing borrowings – expected future cash flows discounted by the current interest rates for assets and liabilities with similar risk profiles.

Interest in partnership – expected future cash flows discounted by a risk reflective rate.

Interest rate contracts, foreign exchange contracts, electricity hedging contracts and equity performance agreements – amounts receivable or payable in order to realise favourable contracts and settle unfavourable contracts at the reporting date, based on appropriate interest rates or spot rates at that date.

Financial assets with carrying amounts in excess of net fair values have not been written down as it is expected that the carrying amounts will be fully recovered by holding the assets to maturity.

Interest rate risk

The consolidated entity's exposure to interest rate risk and the effective interest rates on financial instruments at the reporting date are detailed in the following table.

	Weighted average effective interest rate	Floating interest rate	Fixed interest rate maturities			Non-interest bearing	Total
			1 year or less	1 to 5 years	more than 5 years		
2000	%	$m	$m	$m	$m	$m	$m
Financial assets							
Cash (including deposits at call)	4.5	17.2				13.9	31.1
Debtors	–					459.8	459.8
Unbilled gas and electricity revenue	–					143.4	143.4
Loans receivable	7.0	6.0		1.9		14.6	22.5
Other receivables	8.1	41.4				14.9	56.3
Interest in partnership	–					10.5	10.5
Interest rate contracts (a) (b)	5.9	90.7	(210.0)	75.0	44.3		0.0
		155.3	(210.0)	76.9	44.3	657.1	723.6
Financial liabilities							
Creditors	–					465.4	465.4
Other payables	0.3	16.5				8.7	25.2
Bank borrowings	6.4	550.7	50.0	80.0			680.7
Bank overdrafts	9.3	0.3					0.3
Promissory notes	6.2		85.0				85.0
Medium term notes	6.9			300.0			300.0
Senior notes	6.6			167.1	605.6		772.7
Other borrowings	7.5	51.6					51.6
Natural gas notes	13.9		51.9	63.6			115.5
Capital convertible notes	9.8			45.0			45.0
Interest rate contracts (a) (c)	6.9	250.0	271.0	836.8	(1,357.8)		0.0
Equity performance agreements (a)	6.3	131.9					131.9
		1,001.0	457.9	1,492.5	(752.2)	474.1	2,673.3

(a) Notional principal amounts.

(b) Comprises $500.7 million of fixed to floating swaps offset by $410.0 million of floating to fixed swaps.

(c) Comprises $1,319.9 million of floating to fixed swaps offset by $585.0 million of fixed to floating swaps.

Note 45 – Additional financial instruments disclosures (continued)

1999	Weighted average effective interest rate %	Floating interest rate $m	Fixed interest rate maturities 1 year or less $m	1 to 5 years $m	more than 5 years $m	Non-interest bearing $m	Total $m
Financial assets							
Cash (including deposits at call)	4.8		11.9			8.1	20.0
Debtors	–					170.0	170.0
Unbilled gas and electricity revenue	–					112.1	112.1
Loans receivable	11.4		0.1	0.3		18.1	18.5
Other receivables	8.1	53.3				6.5	59.8
Shares in unrelated entity	–					50.2	50.2
Interest in partnership	–					34.9	34.9
Inscribed stock	5.8		0.1				0.1
Interest rate contracts (a) (b)	5.5	267.3		185.0	(452.3)		0.0
		320.6	12.1	185.3	(452.3)	399.9	465.6
Financial liabilities							
Creditors	–					207.1	207.1
Other payables	0.3	19.7				8.1	27.8
Bank borrowings	5.2	1.7	50.2	230.0			281.9
Bank overdrafts	8.5	0.6					0.6
Promissory notes	5.0		45.0				45.0
Medium term notes	5.4				250.0		250.0
Senior notes and debentures	6.5			151.6	605.6		757.2
Other borrowings	–					0.5	0.5
Lease liabilities	5.0		0.3	0.5			0.8
Interest rate contracts (a) (c)	6.0	(169.5)	65.0	483.4	(378.9)		0.0
		(147.5)	160.5	865.5	476.7	215.7	1,570.9

(a) Notional principal amounts.
(b) Comprises $477.3 million of fixed to floating swaps offset by $210.0 million of floating to fixed swaps.
(c) Comprises $700.0 million of floating to fixed swaps offset by $530.5 million of fixed to floating swaps.

Maximum credit risk exposure

The carrying amounts of financial assets, net of any provisions, generally represent the consolidated entity's maximum exposure to credit risk in relation to those assets.

Note 46 – Events occurring after reporting date and not recognised in the financial report

(a) On 5 July 2000 the consolidated entity acquired the remaining 50% interest in Empresa de Gas de la V Region SA (Gas Valpo) for $36.6 million. Gas Valpo, previously equity accounted by the consolidated entity as a joint venture entity, will be consolidated as a wholly-owned controlled entity as from the date of acquisition.

(b) On 2 August 2000 Natural Gas Corporation, a controlled entity, made an offer to purchase the Hutt Mana Energy Trust's 14.6% interest in TransAlta New Zealand Limited.

The directors of The Australian Gas Light Company declare that the accompanying financial statements and the notes to the financial statements:

(a) comply with accounting standards; and

(b) give a true and fair view of the financial position and performance of the Parent Entity and the consolidated entity.

The directors also declare that, in their opinion:

(a) there are reasonable grounds to believe that the Parent Entity will be able to pay its debts as and when they become due and payable; and

(b) the accompanying financial statements and the notes thereto are in accordance with the Corporations Law.

This declaration is made in accordance with a resolution of the directors.

M J Phillips
Chairman

L F Bleasel
Director

Sydney, 24 August 2000

Scope

We have audited the financial report of The Australian Gas Light Company for the financial year ended 30 June 2000 as set out on pages 2 to 49. The financial report includes the consolidated financial statements of the consolidated entity comprising the company and the entities it controlled at the year's end or from time to time during the financial year. The company's directors are responsible for the financial report. We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company.

Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and evaluation of accounting policies and significant accounting estimates. These procedures have been undertaken to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards issued in Australia and other mandatory professional reporting requirements and statutory requirements so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations and their cash flows.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of The Australian Gas Light Company is in accordance with:

(a) the Corporations Law, including:

  (i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2000 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards and the Corporations Regulations; and

(b) other mandatory professional reporting requirements.

Deloitte Touche Tohmatsu

Deloitte Touche Tohmatsu

G. Couttas

G Couttas
Partner
Chartered Accountants

Sydney, 24 August 2000

The liability of Deloitte Touche Tohmatsu is limited by, and to the extent of, the Accountants' Scheme under the Professional Standards Act 1994 (NSW).